CREDIT AGREEMENT

dated as of

August 13, 2008

among

Catalyst Paper Corporation, Catalyst Paper,
Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc.

as Borrowers

and

Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Sales Inc., Catalyst Pulp Operations
Limited, Catalyst Paper (USA) Inc., Catalyst Paper Recycling Inc., Catalyst Paper
Finance Limited and The Apache Railway Company

as Guarantors

and

THE LENDERS FROM TIME TO TIME PARTIES HERETO

as Lenders

and

CIT BUSINESS CREDIT CANADA INC.

as Agent, Co-Lead Arranger, Joint Bookrunner, Syndication Agent, Collateral Agent and
Documentation Agent

and

J.P. MORGAN SECURITIES INC.

as Co-Lead Arranger and Joint Bookrunner

( i )

( ii )

( iii )

( iv )

( v )

( vi )

CREDIT AGREEMENT

          THIS CREDIT AGREEMENT is dated as of August 13, 2008 and is entered into among Catalyst Paper Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc. (each as a Borrower, and collectively, the “Borrowers”), Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Sales Inc., Catalyst Pulp Operations Limited, Catalyst Paper (USA) Inc., Catalyst Paper Recycling Inc., Catalyst Paper Finance Limited and The Apache Railway Company, as Guarantors, the Lenders from time to time parties hereto, as Lenders, CIT Business Credit Canada Inc., as Agent, Co-Lead Arranger, Joint Bookrunner, Syndication Agent, Collateral Agent and Documentation Agent, and J.P. Morgan Securities Inc., as Co-Lead Arranger and Joint Bookrunner.

RECITALS

A.      The Lenders have agreed to provide certain credit facilities to the Borrowers.

B.      The Guarantors have agreed to guarantee the obligations of the Borrowers in connection herewith.

C.      CIT Business Credit Canada Inc. has agreed to act as Agent and Collateral Agent for the Lenders and as Agent for and on behalf of the Derivatives Lenders to the extent provided for herein and in the Security Documents.

NOW THEREFORE, in consideration of the mutual conditions and agreements set forth in this Agreement and for good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

Article 1
DEFINITIONS

1.1                Defined Terms.

          As used in this Agreement, the following terms have the meanings specified below:

          “2003 Note Indenture” means the trust indenture dated as of May 15, 2003, as supplemented by the first supplemental indenture dated as of December 1, 2003, the second supplemental indenture dated as of June 30, 2006 and the third supplemental indenture dated as of April 10, 2008 between CPC (then named Norske Skog Canada Limited), certain of its Subsidiaries as guarantors and Wells Fargo Bank Minnesota, National Association, as trustee, as amended and supplemented from time to time.

          “2003 Notes” means CPC’s 8-5/8% senior notes due June 15, 2011 in the original principal amount of US$400,000,000 that have been issued under the 2003 Note Indenture.

          “2004 Note Indenture” means the trust indenture dated as of March 23, 2004, as amended by the first supplemental indenture dated as of June 30, 2006 and the second supplemental indenture dated as of April 10, 2008, between CPC (then named Norske Skog

Canada Limited), certain of its Subsidiaries as guarantors and Wells Fargo Bank Minnesota, National Association, as trustee, as amended and supplemented from time to time.

          “2004 Notes” means CPC’s 7-3/8% senior notes due March 1, 2014 in the original principal amount of US$250,000,000 that have been issued under the 2004 Note Indenture.

          “Acceptable Rent Reserve” means an Availability Reserve established by the Agent in an amount equal to the latest three months rent payments or similar charges (except in the case of the distribution centre located at 10555 Timberland Road, Surrey, British Columbia, Canada V3V 3T3, which shall be in an amount equal to six months rent payments or similar charges) made by any Credit Party for each location at which Inventory included in any Borrowing Base Report is located which is not subject to a landlord waiver or bailee letter substantially in the form of Exhibit “D” or Exhibit “E”, as applicable, as such amount may be adjusted from time to time by the Agent in its Reasonable Credit Judgment taking into account any statutory provisions addressing the extent to which landlords, warehousemen or other bailees, as applicable, may make claims against Inventory located at such location in priority to the applicable Liens created in favour of the Agent under the Security Documents.

          “Accounts” means, in respect of each Credit Party, all of such Credit Party’s now existing and future: (a) accounts (as defined in the PPSA or the UCC, as applicable), and any and all other receivables (whether or not specifically listed on schedules furnished to the Agent), including all accounts created by, or arising from, all of such Credit Party’s sales, leases, loans, rentals of goods or renditions of services to its customers, including those accounts arising under any of such Credit Party’s trade names or styles, or through any of such Credit Party’s divisions; (b) any and all instruments, documents, bills of exchange, notes or any other writing that evidences a monetary obligation and chattel paper (including electronic chattel paper) (all as defined in the PPSA or the UCC, as applicable); (c) unpaid seller’s or lessor’s rights (including rescission, replevin, reclamation, repossession and stoppage in transit) relating to the foregoing or arising therefrom; (d) rights to any goods represented by any of the foregoing, including rights to returned, reclaimed or repossessed goods; (e) credit balances in favour of a Credit Party arising in connection with this Agreement; (f) guarantees, indemnification rights, supporting obligations, payment intangibles, tax refunds and letter of credit rights granted or given in favour of a Credit Party; (g) insurance policies or rights relating to any of the foregoing; (h) intangibles pertaining to any and all of the foregoing (including all rights to payment, including those arising in connection with bank and non-bank credit cards), and including books and records and any electronic media and software relating thereto; (i) notes, deposits or property of borrowers or other account debtors securing the obligations of any such borrowers or other account debtors to such Credit Party; (j) cash and non cash proceeds (as defined in the PPSA or the UCC, as applicable) of any and all of the foregoing; and (k) all monies and claims for monies now or hereafter due and payable in connection with any and all of the foregoing or otherwise.

          “Acquisition” means any transaction, or any series of related transactions, consummated after the Effective Date, by which any Credit Party, directly or indirectly, by means of a take-over bid, tender offer, amalgamation, merger, purchase of assets or otherwise (a) acquires any business or all or substantially all of the assets of any Person engaged in any business, (b) acquires control of securities of a Person engaged in a business representing more than 50% of the ordinary voting power for the election of directors or other governing position if the business affairs of such Person are managed by a board of directors or other governing body, (c) acquires control of more than 50% of the ownership interest in any Person comprising any business that is not managed by a board of directors or other governing body, or (d) otherwise acquires Control of a Person engaged in a business.

          “Adjusted Net Worth” means, for CPC on a consolidated basis, the excess of total consolidated assets over total consolidated liabilities, as determined in accordance with GAAP on a consistent basis, provided, however, that the determination of total consolidated assets shall be increased by the amount of any cumulative non-cash impairment charges made in accordance with GAAP or non-cash write-downs made in accordance with GAAP, in each case, made after April 1, 2008 as a result of any permanent discontinuation of the operation of any property, plant or equipment previously utilized by CPC or any of its Subsidiaries in the conduct of its business.

          “Administrative Management Fee” has the meaning ascribed thereto in the Fee Letter.

          “Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Agent.

          “Affiliate” means, with respect to any Person, (a) any Person which, directly or indirectly, Controls, is Controlled by or is under common Control with such Person; (b) any Person which beneficially owns or holds, directly or indirectly, 10% or more of any class of voting stock or equity interest (including partnership interests) of such Person; (c) any Person, 10% or more of any class of the voting stock (or if such Person is not a corporation, 10% or more of the equity interest, including partnership interests) of which is beneficially owned or held, directly or indirectly, by such Person; or (d) any Person related within the meaning of the ITA to such Person and includes any “Affiliate” within the meaning specified in the Canada Business Corporations Act on the date hereof. The term control (including the terms “controlled by” and “under common control with”), means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Person in question.

          “Agent” means CIT Business Credit Canada Inc., in its capacity as Agent for the Lenders hereunder, or any successor Agent appointed pursuant to Section 8.9.

          “Agent’s Confirmation” means a confirmation in the form attached hereto as Exhibit “L” issued by the Agent to the applicable Credit Party and the applicable Derivatives Lender pursuant to Section 2.20 confirming the then current aggregate amount of credit risk associated with all Derivatives Transactions between such Derivatives Lender and all Credit Parties as notified to the Agent, which amount shall from the time of the issuance of such confirmation constitute the Allocated Amount of Derivatives Exposure of all of the Credit Parties to such Derivatives Lender for the purposes of Section 7.2(c) of this Agreement.

          “Agreement” means this credit agreement and the schedules and Exhibits hereto and any amendments, restatements, supplements or other modifications to this credit agreement or the schedules or Exhibits made at any time and from time to time.

          “AIG” means AIG Global Trade & Political Risk or its Affiliates.

          “Allocated Amount” means the aggregate amount of the credit risk of all of the Credit Parties with a given Derivatives Lender in respect of the Ancillary Credit Facilities made available by such Derivatives Lender with such Credit Parties, as notified to the Agent and confirmed from time to time by the Agent pursuant to an Agent’s Confirmation and otherwise determined as set forth in Section 2.20.

          “Ancillary Credit Facilities” means, collectively, all outstanding Derivatives Transactions entered into between any of the Credit Parties and the Derivatives Lenders, or any of them, as arranged by the Borrowers with the assistance of the Agent subject to the limitations and on the terms and conditions set forth in Section 2.20.

          “Ancillary Credit Facility Limit” means the maximum aggregate Allocated Amount of Derivatives Exposure of the Credit Parties which may be outstanding with all Derivatives Lenders under the Ancillary Credit Facilities, being $100,000,000 (or the U.S.$ Equivalent thereof) in accordance with Section 2.20.

          “Applicable Law” means all federal, provincial, state, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any Governmental Authority legally binding on the Person referred to in the context in which such word is used (however including, in the case of tax matters, any accepted practice or application or official interpretation of any relevant taxation authority).

          “Applicable Margin” means, with respect to any Loan, the applicable rate per annum, expressed as a percentage, set forth in the relevant column of the table below:

Average Excess Availability	BA Borrowing or LIBO Rate Loan or Letters of Credit Applicable Margin	Canadian Prime Loan, U.S. Prime Loan or Base Rate Loan Applicable Margin	Unused Line Fee
≥ $150mm	%	%	%
≥ $100mm and < $150mm	%	%	%
≥ $60mm and < $100mm	%	%	%
< $60mm	%	%	%

The applicable rates per annum, expressed as a percentage, set forth in the table under the definition of "Applicable Margin" on Page 4 has been omitted.

          “Applicable Pension Laws” means the Pension Benefits Standards Act (British Columbia) or the similar pension standards statute of Canada or other applicable Canadian jurisdictions, and the ITA, and the regulations of each, as amended from time to time (or any successor statute).

          “Applicable Percentage” means with respect to (a) any Lender, the percentage of the total Commitments represented by the aggregate amount of such Lender’s Commitments and with respect to (b) any Lender’s Canadian Revolving Commitment, Lender’s Canadian Cash Management Commitment and Lender’s U.S. Revolving Commitment, the percentage of the total Canadian Revolving Commitment, total Canadian Cash Management Commitment and total U.S. Revolving Commitment, as applicable, represented by such Lender’s Canadian Revolving Commitment, Lender’s Canadian Cash Management Commitment or Lender’s U.S. Revolving Commitment, as the case may be. If any Commitments have terminated or expired, the Applicable Percentages shall be the percentages of the total amount of Exposure represented by such Lender’s Exposure at the relevant time.

          “Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.4), and accepted by the Agent, in the form of Exhibit “F” or any other form approved by the Agent.

          “Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, by-law, rule or regulation of any Governmental Authority having jurisdiction over such Person, whether or not having the force of Law.

          “Availability Reserves” means, as of any date of determination, such amounts as the Agent may from time to time establish and revise in its Reasonable Credit Judgment reducing the Borrowing Base which would otherwise be available to the Borrowers under the lending formulas provided for herein (a) to reflect criteria, events, conditions, contingencies or risks which, as determined by the Agent in its Reasonable Credit Judgment, do or may reasonably be expected to adversely affect either (i) any component of the Borrowing Base or its value, or (ii) the security interests and other rights of the Agent in the Collateral (including the enforceability, perfection and priority thereof), or (b) to reflect the Agent’s reasonable belief that any collateral report or financial information furnished by or on behalf of any of the Credit Parties to the Agent is or may have been incomplete, inaccurate or misleading, or (c) in respect of any state of facts which the Agent determines constitutes a Default or an Event of Default. Without limiting the foregoing, the Agent, in its Reasonable Credit Judgment, may establish and/or increase Availability Reserves in respect of the following items, without duplication: (a) (i) an Acceptable Rent Reserve for any leased premises or warehouse or other location at which Inventory is located which are not owned by a Credit Party and in respect of which the applicable Credit Party has not delivered to the Agent a landlord’s waiver or bailee’s letter substantially in the form attached hereto as Exhibits “D” and “E”, as applicable, or in such other form as may be acceptable to the Agent, acting reasonably, plus (ii) three months estimated payments plus any other fees or charges owing by the applicable Credit Party to any third party processor (as determined by the Agent in its Reasonable

Credit Judgment), provided that any of the foregoing amounts shall be adjusted from time to time hereafter upon (x) delivery to the Agent of a waiver confirming the Agent’s first priority perfected Lien and otherwise acceptable to the Agent, acting reasonably, (y) the opening or closing of a collateral location and/or (z) any change in the amount of rental, storage or processor payments or similar charges, (b) any reserve established by the Agent on account of statutory claims, deemed trusts, or inventory subject to rights of suppliers under Section 81.1 of the BIA, any amendments to the BIA, including those which have recently come into effect or to the extent such become Applicable Law and which have the effect of implementing any aspect of Bill C-12 as of the date hereof (formerly, Bill C-55), or any other Applicable Law (including, without limitation, the Bankruptcy Code), in each case, where such claims, trusts or rights would rank or be reasonably expected to rank pari passu with or in priority to the Liens in favour of the Agent under the Security Documents, (c) liabilities of any Credit Party to any counterparty bank under any Blocked Account Agreement which may rank pari passu with or have priority over the claims of the Agent and the Lenders, (d) the Ancillary Credit Facilities on a dollar for dollar basis in an amount equal to the greater of (x) the aggregate amount of all Allocated Amounts of Derivatives Exposure, and (y) $35,000,000, (e) the amount of the Canadian Cash Management Commitment, (f) employee or employee benefit related liabilities and any other claims which may rank pari passu with or have priority over the claims of the Agent and the Lenders, including Priority Payables, and (g) such other reserves as the Agent may at any time or times deem necessary in its Reasonable Credit Judgment as a result of other issues, circumstances or facts that otherwise could reasonably be expected to negatively impact (x) the value of the Collateral, or (y) the ability of the Agent to realize from enforcement against or liquidation of the Collateral, provided that, Availability Reserves shall not be duplicative of eligibility criteria contained in the definitions of “Eligible Accounts” or “Eligible Inventory” or reserves or criteria deducted in determining the value of any Eligible Accounts or Eligible Inventory.

          “Average Excess Availability” means, for each Fiscal Quarter, an amount equal to (x) the aggregate sum of Excess Availability at the end of each Business Day occurring during the immediately preceding Fiscal Quarter, divided by (y) the number of Business Days in the immediately preceding Fiscal Quarter.

          “BA Borrowing” means a Borrowing comprised of one or more BA Equivalent Loans.

          “BA Contract Period” means the term of any BA Equivalent Loan selected by the Borrower in accordance with Section 2.3(b)(iii) commencing on the date of such BA Equivalent Loan and expiring on a Business Day which shall be either one month, two months, or three months thereafter, or for such other period of time as may be available from time to time in the Agent’s and the Lenders’ discretion; provided that (i) subject to subparagraph (ii) below, each such period shall be subject to such extensions or reductions as may be determined by the Agent to ensure that each BA Contract Period will expire on a Business Day, and (ii) no BA Contract Period shall extend beyond the Maturity Date.

          “BA Equivalent Loan” means a Loan under the Canadian Revolving Facility denominated in Canadian dollars made by the Canadian Revolving Lenders to the Canadian

Borrower hereunder pursuant to a drawdown, rollover or conversion of a Loan which bears interest at a rate based upon the BA Rate.

     “BA Rate” means, for any day and relative to a BA Equivalent Loan having any specified term, the simple average of the annual rates applicable to a Canadian Dollar bankers’ acceptances displayed and identified as such on the display referred to as the “CDOR Page” (or any display substituted therefore) of Reuter Monitor Money Rates Service as at approximately 10:00 a.m. (Toronto time) on such day (or, if such day is not a Business Day, as of 10:00 a.m. on the immediate preceding Business Day), provided that if such rates do not appear on the CDOR Page at such time on such date, the rate for such date will be the annual discount rate (rounded upward to the nearest whole basis point) as of 10:00 a.m. on such day at which CIBC is then offering to purchase Canadian Dollar bankers’ acceptances accepted by it having such specified term (or a term as closely as possible comparable to such specified term).

     “Bankruptcy Code” means the Federal Bankruptcy Reform Act of 1987 (11 U.S.C. §101, et seq.) of the United States of America, as amended from time to time, and the regulations issued from time to time thereunder.

     “Base Rate” means, on any day, the annual rate of interest equal to the greater of (i) the annual rate of interest announced from time to time by CIBC and in effect as its base rate at its principal office in Toronto, Ontario on such day for determining interest rates on U.S. Dollar-denominated commercial loans made in Canada, and (ii) the Federal Funds Effective Rate plus 1.00% . The Base Rate is a rate set by CIBC based upon various factors including CIBC’s cost and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans; however, CIBC may price loans at, above or below such announced rate.

     “Base Rate Borrowing” means a Borrowing comprised of one or more Base Rate Loans.

     “Base Rate Loan” means a Loan under the Canadian Revolving Facility denominated in U.S. Dollars made by the Canadian Revolving Lenders to the Canadian Borrower hereunder pursuant to a drawdown, rollover or conversion of a Loan on which interest is payable upon the Base Rate.

     “BIA” means the Bankruptcy and Insolvency Act (Canada) as amended from time to time (or any successor statute).

“Blocked Account Agreement” has the meaning set out in Section 2.18(b) .

“Blocked Accounts” has the meaning set out in Section 2.18(a) .

     “Borrower” means any one of the Canadian Borrowers and the U.S. Borrowers and “Borrowers” means all of them, in each case, including their successors and assigns.

     “Borrowing” means any availment of the Credit, which includes a Loan and the issuance of a Letter of Credit or a Letter of Credit Guarantee in accordance with

Section 2.19, and a Borrowing includes a rollover or conversion of any outstanding Loan and the provision of any Loan as required for the Agent to honour any obligations pursuant to any Letter of Credit or Letter of Credit Guarantee.

          “Borrowing Base” means, at any time, the lesser at such time of: (a) the Maximum Revolving Line of Credit; and without duplication of any of the items constituting contributions to or deductions from the Borrowing Base provided for in this definition (b) an amount (which may not be less than zero) equal to the sum of (i) 85% of the aggregate amount of all Eligible Accounts, where the obligors of such Eligible Accounts are Domestic Obligors, plus (ii) 90% (less the amount of all deductibles under the relevant insurance policies with respect to such Eligible Accounts) of all Eligible Accounts, where the obligors of such Eligible Accounts are Domestic Obligors, where, in each case, such Eligible Accounts are insured by EDC, AIG or other recognized insurer of accounts receivable acceptable to the Agent, acting reasonably, and, in each case, pursuant to insurance policies containing terms and conditions acceptable to the Agent, acting reasonably, and which, for greater certainty, contains insurance coverage of not less than 90% of each such Eligible Account, plus (iii) in the case of Eligible Accounts, where the obligors of such Eligible Accounts are Domestic Obligors and where, in each case, such Eligible Accounts are subject to a Permitted A/R Put, (A) 90% of the aggregate amount of all such Eligible Accounts which are subject to a Permitted A/R Put in circumstances where the Account obligor is the subject of insolvency, bankruptcy, reorganization or similar proceedings, and (B) 100% of the aggregate amount of all such Eligible Accounts which are subject to a Permitted A/R Put in the circumstances described in paragraph (b) of the definition thereof, provided that (x) such 90% or 100%, as the case may be, under paragraphs (A) and (B) shall be calculated on the actual amount of the exercise price relating to such Eligible Account which is subject to such Permitted A/R Put and which will be paid to the relevant Credit Party by the counterparty to such Permitted A/R Put pursuant to the terms of such Permitted A/R Put, (y) the actual amount of the exercise price relating to each such Eligible Account under paragraph (B) shall not exceed 90% of the amount of such Eligible Account, and (z) the maximum amount for all such Eligible Accounts subject to Permitted A/R Puts under paragraphs (A) and (B) shall not exceed $25,000,000, plus (iv) 90% of all Eligible Accounts, where, in each case, such Eligible Accounts are covered under one or more letters of credit provided by a provider of letters of credit as shall be agreed to in writing by the Agent and which, at the request of the Agent, has been assigned to the Agent on terms and in a manner reasonably satisfactory to the Agent, plus (v) 100% (less the amount of all deductibles under the relevant insurance policies with respect to such Eligible Accounts) of the insured amount of each Eligible Account, where the obligors of such Eligible Accounts are Foreign Obligors, which is insured by EDC or any other recognized insurer of accounts receivable acceptable to the Agent, acting reasonably, in each case, pursuant to insurance policies containing terms and conditions acceptable to the Agent, acting reasonably, provided that the insured amount of each such Eligible Account does not exceed 90% of the amount of such Eligible Account, plus (vi) the lesser of (A) 75% of all Eligible Inventory consisting of raw materials and finished goods inventory (but other than work in process inventory, spare parts inventory and supplies), and (B) 85% of the appraised net orderly liquidation value of all Eligible Inventory consisting of raw materials and finished goods inventory (but other than work in process inventory, spare parts inventory and supplies), plus (vii) 85% of the appraised net orderly liquidation value of all Eligible Inventory consisting of work in process inventory (up to a maximum margined amount not exceeding $2,000,000), spare parts inventory (up to a maximum margined amount not exceeding $20,000,000) and supplies, plus (viii) $60,000,000 (subject to a market-value-in-place appraisal acceptable to the Agent of the Snowflake Fixed Assets) for so long as the Snowflake Fixed Assets are included in the Collateral, but only to the extent subject to a first priority Lien (subject to Permitted Liens set forth in paragraphs (f), (g), (h), (i), (l), (m), (n), (o), (q), (r), (s) and (v) of the definition thereof) in favour of the Agent on behalf of the Lenders and the Derivatives Lenders, minus (ix) Availability Reserves on account of the Ancillary Credit Facilities on a dollar for dollar basis in an amount equal to the greater of (A) the aggregate amount of all Allocated Amounts of Derivatives Exposure, and (B) $35,000,000, minus (x) Availability Reserves on account of the Canadian Cash Management Commitment on a dollar for dollar basis in an amount equal to the aggregate amount of the Canadian Cash Management Commitment, minus (xi) the Acceptable Rent Reserves, minus (xii) subject to the provisos set forth in paragraphs (C) and (D) below, an amount equal to all Priority Payables, and minus (xiii) subject to the provisos set forth in paragraphs (C) and (D) below, an amount equal to all other Availability Reserves; provided that: (C) if no Default or Event of Default has occurred which is continuing, at the Effective Date and for a period of eighteen months following the Effective Date (y) the aggregate amount of Availability Reserves (other than, for greater certainty, Availability Reserves on account of the Ancillary Credit Facilities and the Canadian Cash Management Commitment and the Acceptable Rent Reserves as contemplated by this Agreement and on account of vacation pay obligations as contemplated by the exception set forth in paragraph (C)(z) hereof) shall not exceed $20,000,000; and (z) no amounts shall be deducted as an Availability Reserve or with respect to Priority Payables on account of liabilities, contingent or otherwise, in respect of vacation pay obligations, except to the extent that the aggregate amount of any claims or liabilities on account of vacation pay to which the Borrowers and the other Credit Parties are subject exceeds $50,000,000, in which case the Agent may establish such a reserve with respect to such excess amount if it determines to do so in its Reasonable Credit Judgment; and (D) after such eighteen month period, subject to the ability of the Agent to establish such a reserve at any time in respect of vacation pay obligations in the circumstances and to the extent contemplated by the exception set forth in paragraph (C)(z) hereof which shall be applicable mutatis mutandis under this paragraph (D), no amounts shall be deducted as an Availability Reserve or with respect to Priority Payables in respect of vacation pay obligations unless: (y) a Default or an Event of Default has occurred which is continuing; or (z) Excess Availability is equal to or less than $75,000,000 for a period of three consecutive Business Days or more and the Agent determines in its Reasonable Credit Judgment to establish such a reserve, which reserve shall remain in effect until such time, if any, that such Default or Event of Default has been cured or waived, as the case may be, or Excess Availability increases to an amount greater than $75,000,000, in each case, for a period of no less than 45 consecutive days.

          “Borrowing Base Report” means the report of the Borrower concerning the amount of the Borrowing Base, to be delivered pursuant to Section 5.1, substantially in the form attached as Exhibit “A”.

           “Business Day” means any day that is not (i) a Saturday, Sunday or other day on which commercial banks in Toronto, Ontario or Vancouver, British Columbia are authorized or required by Applicable Law to remain closed, or (ii) in the case of any U.S. Dollar-

denominated Borrowing, any other day on which commercial banks in New York, New York are authorized or required by Applicable Law to remain closed, or (iii) in the case of any LIBO Rate Loan any other day on which commercial banks in London, England are authorized or required by Applicable Law to remain closed.

           “Canadian Borrowers” means, collectively, CPC and Catalyst Paper, and “Canadian Borrower” means either of them.

          “Canadian Borrowing Request” means a request by a Canadian Borrower for a Borrowing substantially in the form of Exhibit “B”.

          “Canadian Cash Management Commitment” shall have the meaning set out in the definition of Commitment.

          “Canadian Cash Management Facility” means the revolving Loans made or to be made available to the Canadian Borrowers by the Cash Management Lender under this Agreement in an aggregate amount not to exceed the Canadian Cash Management Commitment.

          “Canadian Cash Management Settlement Date” means the date, which shall be the date upon which an Event of Default has occurred which is continuing, that the Cash Management Lender, the Agent and the Canadian Revolving Lenders under the Canadian Revolving Facility shall settle among themselves so that, as between the Cash Management Lender and the Canadian Revolving Lenders and immediately following such settlement, (a) the Cash Management Lender shall have been fully repaid by the Canadian Revolving Lenders for all amounts advanced by the Cash Management Lender in respect of any Loans under the Cash Management Facility, and (b) on such Canadian Cash Management Settlement Date, each Canadian Revolving Lender shall be responsible for its pro rata amount of the Canadian Cash Management Loans then outstanding, calculated on the basis of each of their Applicable Percentages of the Canadian Revolving Commitment in respect of the outstanding Exposure under the Canadian Cash Management Facility as at such date, provided that each Canadian Cash Management Settlement Date shall be a Business Day.

          “Canadian Dollars”, “Dollars”, “Cdn.$” and “$” refer to lawful money of Canada.

          “Canadian $ Equivalent” means, on any day and with respect to any amount denominated in U.S. Dollars, British pounds, Japanese yen, Euros, Australian dollars or other applicable currency, the amount of Canadian Dollars which would be required to buy such amount of such other currency at the Bank of Canada noon rate at such time on any day (as quoted or published by the Bank of Canada).

          “Canadian Issuing Bank” means the financial institution selected by CIT issuing Letters of Credit for the Canadian Borrowers in accordance with Section 2.19.

          “Canadian Letter of Credit Exposure” means, at any time, without duplication and subject to the Canadian Letter of Credit Sub-Line, the sum of: (a) the aggregate face amount of all outstanding Letters of Credit issued under the Canadian Revolving Facility at such time, plus (b) the aggregate amount of all Reimbursement Obligations in respect of all Letter of Credit Guarantees at such time. Any Canadian Letter of Credit Exposure denominated in U.S. Dollars shall be the Cdn.$ Equivalent thereof.

          “Canadian Letter of Credit Sub-Line” means the commitment of CIT pursuant to Section 2.19(1) hereof, to a maximum aggregate amount of $50,000,000 or such other amount as agreed to from time to time among the Agent, CIT and the Canadian Borrowers, to assist a Canadian Borrower in obtaining Letters of Credit under the Canadian Revolving Facility.

          “Canadian Pension Plan” means a pension plan within the meaning of the Applicable Pension Laws maintained for employees of any Credit Party or Related Party in Canada in respect of which, (i) any Credit Party or Related Party makes, has made or is required to make (at any time during the five (5) calendar years preceding the date of this Agreement) contributions in respect of its employees, or (ii) any other plan with respect to which any Credit Party or any Related Party has incurred or may incur liability, including contingent liability.

          “Canadian Prime Borrowing” means a Borrowing comprised of one or more Canadian Prime Loans.

          “Canadian Prime Loan” means a Loan made by the Canadian Revolving Lenders under the Canadian Revolving Facility or by the Cash Management Lender under the Canadian Cash Management Facility, in each case, denominated in Canadian Dollars made to a Canadian Borrower hereunder pursuant to a drawdown, rollover or conversion of a Loan which bears interest at a rate based upon the Canadian Prime Rate.

          “Canadian Prime Rate” means, the rate of interest publicly announced from time to time by CIBC as its reference rate of interest for loans made in Canadian Dollars to Canadian customers and designated as its “prime” rate. It is a rate set by CIBC based upon various factors including CIBC’s costs and desired return, general economic conditions and other factors and is used as a reference point for pricing some loans. However, CIBC may price loans at, above or below such announced rate.

          “Canadian Repayment Notice” means a notice in the form of Exhibit “G”;

          “Canadian Resident Lender” means, in respect of a particular Loan under the Canadian Revolving Facility, (i) a Lender which holds such Loan and which is resident in Canada for the purposes of the ITA, (ii) a Lender which is an “authorized foreign bank”, as defined in Section 2 of the Bank Act (Canada) and in Section 248(1) of the ITA, and which holds such Loan as part of its “Canadian banking business”, as defined in Subsection 248(1) of the ITA, and (iii) if (i) or (ii) do not apply, a Lender which deals at arm’s length with each Canadian Credit Party for purposes of the ITA.

          “Canadian Revolving Commitment” has the meaning set out in the definition of Commitment.

          “Canadian Revolving Facility” means the revolving Loans made available by the Canadian Revolving Lenders to the Canadian Borrowers in an aggregate amount of up to the Canadian Revolving Commitment.

          “Canadian Revolving Lender” means a Lender that has a Canadian Revolving Commitment.

          “Canadian Revolving Loan” has the meaning set out in Section 2.1(1) .

          “Canadian Revolving Settlement Date” means the date, which shall be weekly, or more frequently at the discretion of the Agent upon the occurrence of an Event of Default or a continuing decline or increase of the Loans, that the Agent and the Canadian Revolving Lenders under the Canadian Revolving Facility shall settle among themselves so that, as between the Agent and the Lenders and immediately following such settlement (a) the Agent, as the agent for the Canadian Revolving Lenders, shall have been fully repaid by the Canadian Revolving Lenders for all amounts advanced by the Agent in respect of any Canadian Revolving Loans, and (b) on such Canadian Revolving Settlement Date each Canadian Revolving Lender shall be responsible for its pro rata amount of the Canadian Revolving Loan, calculated on the basis of each of their Applicable Percentages (as determined under paragraph (a) of the definition thereof (for certainty, prior to the termination or expiration of the Commitment)) of the Canadian Revolving Commitment in respect of the outstanding Exposure under the Canadian Revolving Facility as at such date, provided that each Canadian Revolving Settlement Date shall be a Business Day.

          “Capital Expenditures” means for any period specified, the aggregate of all expenditures made by any Credit Party (other than pursuant to an Acquisition) during such period for property, plant or equipment which, in accordance with GAAP, are required to be reflected in the balance sheet of the applicable Credit Party.

          “Capital Lease” means any lease of Property that, in accordance with GAAP, is required to be capitalized on the consolidated balance sheet of CPC.

          “Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as Capital Leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

          “Cash Dominion Recovery Event” means, with respect to any Cash Dominion Trigger Event at any time (a) no Default or Event of Default shall have occurred and be continuing, and (b) Excess Availability shall have been at least $50,000,000 for a period of not less than 45 consecutive days.

          “Cash Dominion Trigger Event” means at any time (a) a Default or an Event of Default shall have occurred and be continuing or (b) Excess Availability shall have been less than $50,000,000 for a period of three consecutive Business Days or more (or both (a) and (b) shall have occurred); provided that, if the occurrence of a Cash Dominion Trigger Event under clause (b) of this definition shall be due solely to a fluctuation in currency exchange rates occurring within the two Business Day period immediately preceding such occurrence (and if no Borrowings have been made (excluding, for clarification, any conversion or continuation of an existing Borrowing) or Letters of Credit issued during such two Business Day period), and a Borrower, within two Business Days following receipt of such notice from the Agent, repays Loans in an amount such that clause (b) is no longer applicable, a Cash Dominion Trigger Event shall be deemed not to have occurred under clause (b) of this definition.

          “Cash Equivalents” means:

          (a)      marketable obligations issued or unconditionally guaranteed by the Canadian or United States government, or any province or state thereof maturing within 12 months of the date of acquisition;

          (b)      certificates of deposit, guaranteed investment certificates, time deposits and bankers’ acceptances maturing within 12 months of the date of acquisition, and overnight bank deposits, in each case which are issued by a commercial bank organized under the laws of Canada or the United States or any province, state or district thereof, rated A-1 (or better) by S&P or P-1 (or better) by Moody’s at the time of acquisition, and (unless issued by a Lender) not subject to offset rights;

          (c)      repurchase obligations with a term of not more than 30 days for underlying investments of the types described in clauses (a) and (b) entered into with any bank meeting the qualifications specified in clause (b); and

          (d)      shares of any money market fund that has substantially all of its assets invested continuously in the types of investments referred to above, has net assets of at least $500,000,000 and has the highest rating obtainable from either Moody’s or S&P.

          “Cash Management Lender” means a Lender selected by a Canadian Borrower having a Canadian Cash Management Commitment, which shall initially be Royal Bank of Canada and its successors.

          “Cash Management Loan” has the meaning set out in Section 2.1(2) .

          “Catalyst Hungary” means Catalyst Paper Services (Hungary) LLC.

          “Catalyst Paper” means Catalyst Paper General Partnership, a general partnership comprised of CPC and Catalyst Pulp Operations Limited.

          “Catalyst US Holdco” means Catalyst Paper Holdings Inc.

          “CDOR Rate” means, on any day and for any period, an annual rate of interest equal to the average rate applicable to Canadian Dollar bankers’ acceptances for the applicable period appearing on the “Reuters Screen CDOR Page” (as defined in the International Swaps and Derivatives Association, Inc. 2000 definitions, as modified and amended from time to time), rounded to the nearest 1/100th of 1% (with .005% being rounded up), at approximately 10:00 a.m., Toronto time, on such day, or if such day is not a Business Day, then on the immediately preceding Business Day, provided that if such rate does not appear on the Reuters Screen CDOR Page on such day as contemplated, then the CDOR Rate on such day shall be calculated as the rate for such period applicable to Canadian Dollar bankers’ acceptances quoted by CIBC as of 10:00 a.m., Toronto time, on such day or, if such day is not a Business Day, then on the immediately preceding Business Day.

          “Change in Control” means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group of Persons acting jointly or otherwise in concert, other than the Existing Major Shareholder, of Equity Securities representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Equity Securities of CPC; (b) the occupation of a majority of the seats (other than vacant seats) on the board of directors of CPC by Persons who were neither (i) nominated by the board of directors of CPC nor (ii) appointed by directors so nominated; (c) the acquisition of direct or indirect Control of the Borrower by any Person or group of Persons acting jointly or otherwise in concert, other than the Existing Major Shareholder; or (d) CPC ceases to own, directly or indirectly, beneficially or of record, 100% of the issued and outstanding Equity Securities of each of the other Credit Parties.

          “Change in Law” means (i) the adoption of any new Applicable Law after the date of this Agreement, (ii) any change in any existing Applicable Law or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement, or (iii) compliance by any Lender, the Canadian Issuing Bank or the U.S. Issuing Bank (or, for purposes of Section 2.12(b), by any lending office of such Lender, Canadian Issuing Bank, U.S. Issuing Bank or by such Lender’s or such Canadian Issuing Bank’s or such U.S. Issuing Bank’s holding company, if any) with any request, guideline or directive (whether or not having the force of law, but in the case of a request, guideline or directive not having the force of law, being a request, guideline or directive with which persons customarily comply) of any Governmental Authority made or issued after the date of this Agreement.

          “CIBC” means Canadian Imperial Bank of Commerce and its successors.

          “CIT” means CIT Business Credit Canada Inc. and its successors and assigns.

          “Code” means the Internal Revenue Code of 1986, as amended from time to time, and all regulations promulgated thereunder.

          “Co-Lead Arranger” means J.P. Morgan Securities Inc. and its successors and assigns in its capacity as co-lead arranger for the Lenders hereunder.

          “Collateral” means the property described in and subject to the Liens and security interests purported to be created by any Security Document.

          “Collateral Agent” means CIT Business Credit Canada Inc., in its capacity as Collateral Agent for the Lenders and the Derivatives Lenders, or any successor Collateral Agent.

          “Commitment” means, at any time, the aggregate amount of $330,000,000, and in respect of (i) the Canadian Revolving Facility, subject to as hereinafter provided, up to $300,000,000 (less the maximum amount of the Canadian Cash Management Facility as a carve-out of the Canadian Revolving Facility), as such amount may be reduced pursuant to the terms hereof (the “Canadian Revolving Commitment”); (ii) the Canadian Cash Management Facility, up to $25,000,000, as a carve-out of the Canadian Revolving Facility, as such amount may be reduced pursuant to the terms hereof (the “Canadian Cash Management Commitment”), and (iii) the U.S. Revolving Facility, subject to as hereinafter provided, up to the U.S. $ Equivalent of $30,000,000, as such amount may be reduced pursuant to the terms hereof (the “U.S. Revolving Commitment”); and provided that the amount of the Canadian Revolving Commitment and the U.S. Revolving Commitment may be reduced or increased from time to time pursuant to Section 2.1(4), and, in each case, as such Commitments may be reduced or increased from time to time pursuant to assignments by or to a Lender pursuant to Section 9.4 or reduced under Section 2.6(b) . Subject to the foregoing, a “Lender’s Canadian Revolving Commitment”, a “Lender’s Canadian Cash Management Commitment” and a “Lender’s U.S. Revolving Commitment” means, at any time, the relevant amount designated as such and set forth opposite such Lender’s name on Schedule “A” or in the Assignment and Assumption pursuant to which a Lender shall have assumed its Commitment(s), as applicable. The initial aggregate amount of each of the Canadian Revolving Commitments, the Canadian Cash Management Commitments and the U.S. Revolving Commitments is as set forth in Schedule “A”. In the case of CIT only, the amount of its Canadian Revolving Commitment shall also include its commitment pursuant to the Canadian Letter of Credit Sub-Limit. In the case of JPMorgan only, the amount of its U.S. Revolving Commitment shall also include its commitment pursuant to the U.S. Letter of Credit Sub-Limit.

          “Consolidated Tangible Assets” means the sum of the net book value of the assets of CPC and its Subsidiaries less, without duplication, the sum of the net book value of the goodwill, trademarks, copyrights, patents, trade names, organization expense, treasury stock, deferred charges, unamortized debt discount expense and other similar intangible assets of CPC and its Subsidiaries.

          “Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise.

          “Controlling” and “Controlled” have meanings correlative thereto.

          “Cover” means, at any time, the aggregate amount of Canadian Letter of Credit Exposure and U.S. Letter of Credit Exposure, at such time, which amount shall be paid by the Borrowers to the Agent and retained by the Agent in a collateral account maintained by the Agent at its Payment Office and collaterally assigned to the Agent as security until such time as the applicable Letters of Credit shall have expired or matured and Reimbursement Obligations, if any, with respect thereto shall have been fully satisfied; provided that if any such Reimbursement Obligations are not satisfied when due hereunder, the Agent may apply any or all amounts in such collateral account in satisfaction of any or all such Reimbursement Obligations.

          “CPC” means Catalyst Paper Corporation.

          “Credit” means the revolving credit facilities consisting of the Canadian Revolving Facility, the Canadian Cash Management Facility and the U.S. Revolving Facility, established pursuant to the Canadian Revolving Commitment, the Cash Management Commitment and the U.S. Revolving Commitment, as applicable.

          “Credit Parties” means, collectively, the Borrowers and the Guarantors and “Credit Party” means any one of them.

          “DBRS” shall mean DBRS Limited, and its successor.

          “Default” means any event or condition which upon notice, lapse of time or both, would, unless cured or waived, constitute an Event of Default.

     “Defined Benefit Plan” means a Canadian Pension Plan described in Section 3.11(i) .

          “Derivatives Allocation Notice” has the meaning set out in Section 2.20(a) .

          “Derivatives Exposure” means, at any given time, the amount which is equal to the aggregate of all Allocated Amounts for all the Derivatives Lenders.

          “Derivatives Lender” means each Lender or Lender Affiliate which provides Ancillary Credit Facilities to any Credit Party in its capacity as a counterparty under the Ancillary Credit Facilities and not in its capacity as a Lender under the Credit (collectively, the “Derivatives Lenders”). For the avoidance of doubt, a Derivatives Lender that ceases to be a Lender shall remain a Derivatives Lender.

          “Derivatives Secured Obligations” means all obligations, liabilities and Indebtedness of any Credit Party to any Derivatives Lender arising under or with respect to any Ancillary Credit Facilities.

          “Derivatives Transaction” means any transaction of a type commonly considered to be a derivatives transaction, any combination of such transactions or any agreement relating to any such transaction or combination of transactions, in each case, whether relating to one or more of currencies, interest, commodities, securities or other matters, including but not limited to (a) any option, collar, floor or cap, (b) any forward contract, and (c) any rate swap, basis swap, commodity swap, cross-currency swap or other swap or contract for differences and which shall include, for the purposes of this definition, a transaction pursuant to a GasEDI Base Contract.

          “Disclosed Matters” means the actions, suits and proceedings and the environmental matters disclosed in Schedule “B” .

          “Disposition” means, with respect to any property or asset of any Person, any direct or indirect sale, assignment, cession, transfer (including any transfer of title to or any lease of such property or asset) or of exchange, conveyance, release or gift of such property or asset, including by means of a sale-leaseback transaction (unless accounted for as a Capital Lease

Obligation) and including any such transfer arising on liquidation, dissolution or winding up of such Person; and “Dispose” and “Disposed” have meanings correlative thereto.

          “Domestic Obligor” has the meaning set out in paragraph (14) of the definition of “Eligible Account”.

          “EDC” means Export Development Corporation (Canada) and its successors and assigns.

          “Effective Date” means the date on which all of the conditions specified in Section 4.1 are satisfied or waived in accordance with Section 9.2, as confirmed by the making of the first Loans under this Agreement.

          “Eligible Account” means, at any time, the invoice amount (which shall be the Canadian $ Equivalent at such time of any amount denominated in U.S.$, British pounds, Japanese yen, Euros, Australian dollars or other currency acceptable to the Agent, acting reasonably) owing on each Account of a Credit Party which meets, subject to paragraph (22) below, the standards of eligibility as represented by the statements hereinafter set forth; and provided that, in any event, no Account shall be deemed an Eligible Account unless each of the statements listed below is accurate and, in addition to the foregoing, with respect to any Account which is subject to a Permitted A/R Put, no such Account shall be deemed an Eligible Account or included in the Borrowing Base unless such Account meets the criteria required, specified or warranted for such Account in the applicable documentation relating to the Permitted A/R Put to which such Account is subject, including, for greater certainty, but without limitation, criteria as to its priority and validity in any insolvency, bankruptcy, reorganization or similar proceedings (and by including any such Account (including, for greater certainty, any such Account subject to a Permitted A/R Put) in any computation of the applicable Borrowing Base, each Credit Party shall be deemed to represent and warrant to the Agent, each Canadian Issuing Bank, each U.S. Issuing Bank and the Lenders the accuracy and completeness of the foregoing and following statements and the compliance of each such Account with such statements and each such other eligibility standard established by the Agent):

          (1)      Such Account is a binding and valid obligation of the obligor thereon and is in full force and effect;

          (2)      Such Account is evidenced by an invoice or the subject of an electronic transmission constituting a request for payment payable in either Canadian Dollars, U.S. Dollars, British pounds, Euros, Japanese yen, Australian dollars or any other currency acceptable to the Agent, acting reasonably;

          (3)      Such Account is genuine as appearing on its face or as represented in the books and records of the Borrower;

          (4)      Such Account is free from claims regarding rescission, cancellation or avoidance, whether by operation of Applicable Law or otherwise;

          (5)      Payment of such Account is less than (a) 90 days past the date of the original invoice relating thereto (subject to extension of such time period by the number of days by which the due date is permitted to extend past the original invoice date pursuant to paragraph (6) hereof), and (b) 60 days past the original due date thereof;

          (6)      Such Account is by its terms due not more than 90 days past the date of the original invoice relating thereto, provided that the Borrowers shall be entitled to include within Eligible Accounts in any Borrowing Base Report Accounts which are by their terms due more than 90 and up to 180 days from the original invoice date, provided that (a) payment of such account is not more than 60 days past the original due date thereof, (b) such Accounts are insured or supported by a letter of credit issued by EDC, AIG or another recognized insurer of accounts receivable or issuer of letters of credit, as applicable, acceptable to the Agent, acting reasonably, in each case, pursuant to insurance policies or letters of credit, as applicable, containing terms and conditions acceptable to the Agent, acting reasonably, which, in the case of letters of credit, at the request of the Agent, have been assigned to the Agent, all on terms and in a manner reasonably satisfactory to the Agent, and (c) the aggregate value of all such Accounts which shall be Eligible Accounts for inclusion in any Borrowing Base Report pursuant to this paragraph (6) shall not exceed $25,000,000 at any one time;

          (7)      Such Account is net of concessions, offset, deduction, contras, returns, chargebacks, credit balances, trade discounts, unapplied cash, unbilled amounts, tax refunds that have not yet been received, retention or financing charges or any other dilutive factors or understandings with the obligor thereon that in any way could reasonably be expected to adversely affect the payment of, or the amount of, such Account;

          (8)      The Agent on behalf of the Lenders, has a first-priority perfected Lien covering such Account and such Account is, and at all times will be, free and clear of all other Liens other than the Permitted Liens set forth in paragraphs (f) and (o) of the definition thereof;

          (9)      The obligor on such Account is not an Affiliate or a director, officer or employee of any Credit Party and is not an individual;

          (10)      Such Account arose in the ordinary course of business of the applicable Credit Parties out of the sale of goods or services by such Credit Party;

          (11)      Such Account is not payable by an obligor in respect of which 50% or more (by amount) of the total aggregate Accounts owed to all Credit Parties by such obligor or any of its Affiliates (a) fail to constitute Eligible Accounts by virtue of their being excluded pursuant to paragraph (6) of this definition, or (b) are more than 60 days past the original due date thereof;

          (12)      All consents, licenses, approvals or authorizations of, or registrations or declarations with, any Governmental Authority required to be obtained, effected or given in connection with the execution, delivery and performance of such Account by each party obligated thereunder, or in connection with the enforcement and collection thereof by the Agent, have been duly obtained, effected or given and are in full force and effect;

          (13)      The obligor on such Account is not the subject of any bankruptcy or insolvency proceeding, does not have a trustee or receiver appointed for all or a substantial part of its property, has not made an assignment for the benefit of creditors, admitted its inability to pay its debts as they mature, suspended its business or initiated negotiations regarding a compromise of its debt with its creditors, and the Agent, in its Reasonable Credit Judgment, is otherwise satisfied with the credit standing of such obligor unless the Borrowers have delivered to the Agent evidence satisfactory to the Agent that such Account is (a) insured on terms and conditions and covering risks acceptable to the Agent, acting reasonably, by EDC, AIG or another account receivable insurer acceptable to the Agent, acting reasonably, in each case, pursuant to insurance policies containing terms and conditions acceptable to the Agent, acting reasonably, or (b) supported by one or more letters of credit provided by an issuer acceptable to the Agent, acting reasonably, and containing terms and conditions acceptable to the Agent, acting reasonably, and which, at the request of the Agent, have been assigned to the Agent, all on terms and in a manner reasonably satisfactory to the Agent, or (c) is subject to a Permitted A/R Put which has been assigned to the Agent on terms and conditions satisfactory to the Agent; provided that the aggregate value of all such Accounts which shall be Eligible Accounts for inclusion in any Borrowing Base Report pursuant to (a), (b) and (c) above shall not exceed $25,000,000 at any one time;

          (14)      The chief executive office of the obligor of such Account is located in the United States of America or Canada and the obligor of such Account is organized and existing under the laws of the United States of America or a state thereof or the federal laws of Canada, a province or territory thereof (each a “Domestic Obligor”), or if the obligor is not so organized and existing, unless the Borrower has delivered to the Agent evidence satisfactory to the Agent that such Account is (a) insured on terms and conditions and covering risks acceptable to the Agent, acting reasonably, by EDC or another account receivable insurer acceptable to the Agent, acting reasonably, in each case, pursuant to insurance policies containing terms and conditions acceptable to the Agent, acting reasonably, or (b) supported by one or more letters of credit provided by an issuer acceptable to the Agent, acting reasonably, and containing terms and conditions acceptable to the Agent, acting reasonably, and which, at the request of the Agent, have been assigned to the Agent (all to the satisfaction of the Agent), all on terms and in a manner reasonably satisfactory to the Agent;

          (15)      The obligor of such Account is not a Governmental Authority, if the enforceability or effectiveness against such Governmental Authority of an assignment of such Account is subject to any precondition which has not been fulfilled;

          (16)      In respect of an Account arising from the sale of goods, the subject goods have been completed, sold and shipped, on a true sale basis on open account, or subject to contract, and not on consignment, on approval, on a “sale or return” basis, or on a “bill and hold” or “pre-sale” basis or subject to any other repurchase or return agreement; no material part of the subject goods has been returned, rejected, lost or damaged; and such Account is not evidenced by chattel paper or a promissory note or an instrument of any kind, unless such chattel paper, promissory note or other instrument has been delivered to the Agent and is subject to a Lien under the Security Documents;

          (17)      Each of the representations and warranties set forth herein and in the Loan Documents with respect to such Account is true and correct on such date;

          (18)      A cheque, promissory note, draft, trade acceptance or other instrument has not been received with respect to such Account (or with respect to any other account due from the same account debtor), presented for payment and returned uncollected for any reason;

          (19)      Such Account is not in respect of a volume rebate;

          (20)      Such Account is not a pre-billed account or an Account arising from progress billing;

          (21)      The assignment (whether absolutely or by way of security) of such Account is not limited or restricted by the terms of the contract evidencing or relating to such Account or, if assignment of such Account is so restricted, such limitation or restriction has been complied with and the laws of the jurisdiction(s) governing the validity of such assignment do not provide that such limitation or restriction is ineffective as against the secured creditor with a security interest therein; and

          (22)      Such Account is not an Account which the Agent, in the exercise of its Reasonable Credit Judgment (which may include the consideration by the Agent of the availability of any credit insurance which may be acceptable to the Agent), has determined to be ineligible for any other reason, including the Agent’s determination that the prospect of the collection of such Account is impaired or that the Account may not be paid because of the account debtor’s inability to pay or any other reason as may be customary either in the commercial lending industry or in the lending practices of the Agent, taking into account any credit insurance acceptable to the Agent.

provided that, if at any time the aggregate amount of all Eligible Accounts owed to all Credit Parties by a particular obligor or its Affiliates exceeds 10% of the aggregate amount of all Eligible Accounts at such time owed to the Credit Parties (determined without giving effect to any reduction in Eligible Accounts pursuant to this proviso), then, unless the Accounts of such obligors and its Affiliates are supported by one or more letters of credit or are insured pursuant to credit insurance provided by a provider of letters of credit or credit insurance, as applicable, as shall be agreed to in writing by the Agent containing terms and conditions acceptable to the Agent, acting reasonably, which, at the request of the Agent, has been assigned to the Agent (all to the satisfaction of the Agent), the amount of such Accounts in excess of 10% of such aggregate amount of all Eligible Accounts shall be excluded in determining the aggregate amount of all Eligible Accounts at such time.

          “Eligible Assignee” means (a) another Lender, (b) with respect to any Lender, any Affiliate of that Lender, (c) any commercial bank, (d) any (i) trust company, savings bank, savings and loan association or similar financial institution, or (ii) insurance company engaged in the business of writing insurance which, in either case (A) is engaged in the business of lending money and extending credit under credit facilities substantially similar to those extended under this Agreement, and (B) is operationally and procedurally able to meet the obligations of a Lender hereunder to the same degree as a commercial bank, and (e) any other financial institution (including a Fund) which meets the requirements set forth in subclauses (A) and (B) of clause (d) above.

          “Eligible Inventory” means, at any time with respect to a Credit Party, all Inventory of such Credit Party valued in Canadian Dollars on a lower of Standard Cost or market basis in accordance with GAAP, with detailed calculations of lower of Standard Cost or market to occur on at least a monthly basis, which meet, subject to paragraph (13) below, the standards of eligibility as represented by the statements hereinafter set forth; and provided that, in any event, no Inventory shall be deemed Eligible Inventory unless each of the following statements is accurate and complete (and by including such Inventory in any computation of the applicable Borrowing Base, each Credit Party shall be deemed to represent and warrant to the Agent, each Canadian Issuing Bank, each U.S. Issuing Bank and the Lenders the accuracy and completeness of such statements and the compliance of such Inventory with each such other eligibility standard established by the Agent):

          (1)      Such Inventory is (a) not obsolete, (b) meets all standards imposed by any Governmental Authority having regulatory authority over it or its use and/or sale, and is (c) either currently usable or currently saleable in the normal course of business of such Credit Party;

          (2)      Such Inventory is

(a)

in possession of a Credit Party and located on real property owned or leased by a Credit Party within the United States of America or Canada (provided that if such Inventory is located on real property leased by such Credit Party, (i) the landlord of such real property shall have executed and delivered to the Agent a landlord waiver substantially in the form attached hereto as Exhibit “D” or in such other form as may be acceptable to Agent, acting reasonably or (ii) in the event that the applicable Credit Party has exercised all commercially reasonable efforts and has been unable to cause the relevant landlord to provide a form of waiver reasonably acceptable to Agent, the Agent shall have established an Acceptable Rent Reserve with respect to such location), or

(b)

in the possession of a warehouseman or bailee within Canada or the United States of America and (i) such warehouseman or bailee shall have executed and delivered to the Agent, a bailee letter substantially in the form attached hereto as Exhibit “E” or in such other form as may be acceptable to Agent, acting reasonably or, (ii) in the event that the applicable Credit Party has exercised all commercially reasonable efforts and has been unable to cause the relevant warehousemen or bailee, as applicable, to provide a form of letter reasonably acceptable to Agent, the Agent shall have established an Acceptable Rent Reserve with respect to such location, or

(c)

in transit within the United States of America or Canada (provided that the jurisdictions through which such Inventory is in transit are jurisdictions where the Liens in such inventory under the Security Documents are validly perfected first-priority Liens, other than the Permitted Liens set forth in paragraphs (f) and (o) of the definition thereof) either;

	(i)	between Credit Parties; or

(ii)

in the case of ONP/OCC Inventory only, to a Credit Party, provided that such Credit Party at all times has title to such Inventory and such Inventory is accompanied by appropriate bills of lading (delivered to the Agent, where requested by the Agent) naming such Credit Party as owner or, at the request of the Agent, naming the Agent as owner thereof;

and upon arrival at its destination, will comply with either paragraph (a) or (b) above until title to such Inventory passes from the applicable Credit Party to the ultimate purchaser of such Inventory, or

(d)

in the possession of such Credit Party and located outside Canada or the United States of America to the extent, under Applicable Law, a perfected first priority security interest has been obtained therein to the Agent’s and the Required Lender’s satisfaction, the Agent and the Required Lenders in their discretion are otherwise satisfied that there are not otherwise any unacceptable risks associated with taking of and relying on security over Inventory in such jurisdiction, including, without limitation, with respect to rights and costs of access and enforcement in respect of such security interest in such Inventory and the Agent and the Lenders shall have received such opinions as they may reasonably require with respect to thereto.

          (3)      Each of the representations and warranties set forth in the Loan Documents with respect to such Inventory is true and correct on such date;

          (4)      The Agent on behalf of the Lenders, has a first-priority perfected Lien covering such Inventory, and such Inventory is, and at all times will be, free and clear of all Liens, other than the Permitted Liens set forth in paragraphs (f) and (o) of the definition thereof;

          (5)      Such Inventory does not include goods (i) that are not owned by such Credit Party, (ii) that are held by such Credit Party pursuant to a consignment agreement, or (iii) that are special order goods or discontinued goods;

          (6)      Such Inventory is not subject to repossession under the BIA or otherwise subject to any reclamation rights except to the extent the applicable vendor has entered into an agreement with the Agent, in form and substance reasonably satisfactory to the Agent, waiving its right to repossession and/or reclamation, as applicable;

          (7)      Such Inventory does not consist of samples, prototypes, or packing and shipping materials;

          (8)      Such Inventory does not consist of goods that are discontinued, obsolete, expired, slow-moving, repossessed or used goods taken in trade;

          (9)      Such Inventory is not evidenced by negotiable documents of title unless delivered to the Agent with endorsements and insurance, as applicable, on all terms and conditions satisfactory to the Agent;

          (10)      Such Inventory is covered by casualty insurance (including, at any time while such Inventory is in transit);

          (11)      Such Inventory is located on real or immoveable property or, in the case of log inventory only, on waters on the coast of British Columbia which are used for log booming or storage purposes, where there is Inventory of such Borrower in the aggregate amount of at least $50,000; provided that the Agent and the Lenders have been provided with a landlord waiver on terms and conditions satisfactory to the Agent, acting reasonably;

          (12)      Such Inventory does not consist of goods that may only be transported or sold with licences that are not readily available;

          (13)      Such Inventory is not Inventory which the Agent has determined in the exercise of its reasonable discretion that the Agent may not sell or otherwise dispose of in accordance with the terms of the applicable Security Documents without infringing upon or violating the legal rights of another Person or violating any contract with any other Person; and

          (14)      Such Inventory is not Inventory which the Agent, in the exercise of its Reasonable Credit Judgment, determines to be not acceptable for any other reasons, including those which are customary either in the commercial lending industry or in the lending practices of the Agent.

          “Environmental Laws” means all Applicable Laws relating in any way to the preservation, protection, pollution or contamination of the environment or to the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, release or disposal of any Hazardous Material.

          “Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of any Credit Party directly or indirectly resulting from or based upon (a) violation of any Environmental Laws, (b) the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials into the environment, or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

          “Equity Securities” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting) of, such Person’s capital, whether outstanding on the date hereof or issued after the date hereof, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any and all rights, warrants, debt securities, options or other rights exchangeable for or convertible into any of the foregoing.

          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and all regulations promulgated thereunder.

          “ERISA Affiliate” means, with respect to any Credit Party, any trade or business (whether or not incorporated) that, together with such Credit Party, are treated as a single employer under Section 4001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

          “ERISA Event” means, with respect to any Credit Party or any ERISA Affiliate,

          (a)      any event described in Section 4043 of ERISA (other than a reportable event as to which the provision of notice is waived under applicable regulations);

          (b)      the withdrawal of any Credit Party or ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA;

          (c)      the complete or partial withdrawal of any Credit Party or any ERISA Affiliate from any Multiemployer Plan;

          (d)      the filing of a notice of intent to terminate a Title IV Plan or the treatment of a plan amendment as a termination under Section 4041 of ERISA;

          (e)      the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC;

          (f)      the failure by any Credit Party or ERISA Affiliate to make when due required contributions to a Multiemployer Plan or Title IV Plan unless such failure is cured within 30 days;

          (g)      a determination that any Title IV Plan is or is expected to be in “at risk” status within the meaning of Title IV of ERISA;

          (h)      any other event or condition that might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan or for the imposition of liability under Section 4069 or 4212(c) of ERISA;

          (i)      the termination of a Multiemployer Plan under Section 4041A of ERISA or the reorganization or insolvency of a Multiemployer Plan under Section 4241 or 4245 of ERISA;

          (j)      with respect to a U.S. Pension Plan intended to be qualified under Section 401(a) of the Code, the loss of a Plan’s qualification or tax exempt status; or

          (k)      the termination of a U.S. Pension Plan described in Section 4064 of ERISA.

          “ETA” means Part IX of the Excise Tax Act (Canada), as amended from time to time (or any successor statute).

          “Event of Default” has the meaning set out in Section 7.1.

          “Excess Availability” means, as of any date, the lesser of (i) the Maximum Revolving Line of Credit less the aggregate Exposure (which for such purposes shall include the entire amount of the Canadian Cash Management Commitment) of all Lenders, and (ii) the Borrowing Base as determined under paragraph (b) of the definition thereof as of such date less the aggregate Exposure (excluding for such purposes, the aggregate outstanding amount of Cash Management Loans) of all Lenders as of such date. Excess Availability shall always be determined on the basis that all debts and obligations shall be current, and all accounts payable shall be handled in the normal course of the Borrower’s business consistent with its past practices.

          “Excluded Taxes” means, with respect to the Agent, any Lender or any other recipient (in this definition, each a “recipient”) of any payment to be made by or on account of any obligation of any Credit Party hereunder, (a) income or franchise Taxes imposed on (or measured by) such recipient’s overall income (however denominated) or capital Taxes imposed on (or measured by) such recipient’s taxable capital, in each case by Canada, or by the jurisdiction (or any political subdivision thereof) under the Applicable Laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes imposed by the United States of America, (c) any Taxes imposed, deducted or withheld by reason of any present or former connection between the recipient and the jurisdiction imposing the Tax (other than on account of the execution, delivery, performance, filing, recording, and enforcement of, and the other activities contemplated in, this Agreement and the other Loan Documents, and the recipient’s participation in the transactions contemplated by this Agreement and the other Loan Documents), and (d) in the case of a Lender to U.S. Borrowers (other than an assignee pursuant to a request by a Borrower under Section 2.15(b)), any withholding tax that is imposed on amounts payable to such Lender at the time such Lender becomes a party hereto (or designates a new lending office) or is attributable to such Lender’s failure or inability (other than as a result of a Change in Law, but not including, in the case of any Foreign Lender providing the IRS Form W-8IMY, any Change in Law that prevents such Lender from delivering such IRS Form pursuant to Section 2.14(f) (i) to the extent such Change in Law does not result in additional withholding being imposed, or (ii) that would result in no withholding if the Person or Persons with respect to which such Foreign Lender acted as an intermediary in providing the IRS Form W-8IMY are eligible to provide directly to a Borrower or the Agent the IRS Form W-8BEN, IRS Form W-8IMY or IRS Form W-8ECI, or successor forms, certifying such Person’s or Persons’ entitlement to a complete exemption from United States withholding tax) to deliver the IRS Forms and/or certificate specified in Section 2.14(f), except to the extent that such Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment, if any), to receive additional amounts from the Credit Parties with respect to such withholding tax pursuant to Section 2.14(a) ..

          “Existing Major Shareholder” means Third Avenue Management LLC and its Affiliates.

          “Existing Note Indentures” means the 2003 Note Indenture and the 2004 Note Indenture as in effect on the Effective Date.

          “Existing Senior Notes” means the 2003 Notes and the 2004 Notes as in effect on the Effective Date.

          “Existing Senior Credit Facility” means the credit agreement made as of July 19, 2002 between CPC (then known as Norske Skog Canada Limited), Catalyst Paper Finance Limited (then known as Norske Skog Canada Finance Limited) and the other Restricted Parties (as such term is defined therein) from time to time party thereto, TD Securities as lead arranger and book manager and RBC Capital Markets as co-lead arranger, the lenders from time to time party thereto, The Toronto-Dominion Bank, as administration agent for and on behalf of the lenders thereunder, and Royal Bank of Canada, as syndication agent, as amended.

          “Exposure” means, with respect to any Lender, CIT through the Canadian Issuing Bank or any U.S. Issuing Bank at any time, the sum of the outstanding principal amount of such Lender’s Revolving Loans and its Canadian Letter of Credit Exposure or U.S. Letter of Credit Exposure, as applicable, at such time.

          “Federal Funds Effective Rate” means, for any day, the per annum rate of interest equal to the weighted average of the rates on overnight United States Federal funds transactions with members of the Federal Reserve System of the United States of America arranged by United States Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by CIBC from three United States Federal funds brokers of recognized standing selected by it.

          “Fee Letter” means the letter dated Effective Date between CPC and the Agent providing for the payment by the Borrower of certain fees.

          “Financial Officer” means the chief financial officer, principal accounting officer, treasurer or controller of any of the Credit Parties.

          “Fiscal Quarter” means any fiscal quarter of the applicable Credit Party.

          “Fiscal Year” means, in respect of CPC and all Credit Parties other than Catalyst Paper, any fiscal year commencing January 1st and ending December 31st, and in respect of Catalyst Paper means any fiscal year commencing February 1st and ending January 31st.

          “Foreign Lender” means (a) with respect to Loans made by the Canadian Revolving Lenders or the Cash Management Lender to a Canadian Borrower, any Canadian Lender that is not a Canadian Resident Lender, and (b) with respect to any Loans made by a U.S. Revolving Lender to a U.S. Borrower, each U.S. Revolving Lender organized under the laws of a jurisdiction outside the United States of America.

          “Foreign Obligor” means an obligor of an Eligible Account which is not a Domestic Obligor.

          “Fund” means any Person (other than an individual) that is in the ordinary course of its business engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit.

          “Futures Account” has the meaning set out in the British Columbia PPSA.

          “GAAP” means at any particular time with respect to any Credit Party, generally accepted accounting principles as in effect at such time in Canada, consistently applied; provided, however, that, if employment of more than one principle shall be permissible at such time in respect of a particular accounting matter, “GAAP” shall refer to the principle which is then employed by the applicable Credit Party with the concurrence of its independent public or chartered accountants, who are acceptable to the Agent, provided further that, for the purposes of determining compliance with the financial covenants herein, “GAAP” means GAAP as at the date hereof, except to the extent any subsequent changes to GAAP are immaterial to the calculation of such financial covenants, unless otherwise consented to in writing by the Agent.

          “GasEDI Base Contract” means the 2000 version (or any later version amending or replacing the 2000 version) of the GasEDI Base Contract for the Short-Term Sale and Purchase of Natural Gas or the 2005 version (or any later version amending or replacing the 2005 version) of the GasEDI Base Contract for the Purchase of Natural Gas in the form produced in each case by GasEDI (including any cover sheet, general terms and conditions, special provisions and annexes forming part thereof or incorporated therein).

          “Governmental Authority” means the government of Canada or the United States of America, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to any such government, including the Bank Committee on Banking Regulation and Supervisory Practices of the Bank of International Settlements.

          “GST” means the goods and services tax and all other amounts payable under the ETA or any similar legislation in any other jurisdiction of Canada, including QST and HST.

          “Guarantee” of or by any Person (in this definition, the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (in this definition, the “primary credit party”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such primary credit party or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness or other obligation of such primary credit party (whether in the form of a loan, advance, stock purchase, capital contribution or otherwise), (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the primary credit party of the payment thereof, (c) to maintain working capital, equity capital solvency, or any other balance sheet, income statement or other financial statement condition or liquidity of the primary credit party so as to enable the primary credit party to pay such Indebtedness or other obligation, (d) as an account party in respect of any letter of credit or letter of guarantee issued to support such Indebtedness or other obligation of the primary credit party, or (e) to purchase, sell or lease (as lessor or lessee) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness of the primary credit party or to assure the holder of such Indebtedness against loss, provided that for the purposes of this Agreement, “Guarantee” shall not include any obligation arising as a result of the endorsement of any negotiated instrument for collection or deposit in the ordinary course of business.

          “Guarantor” means each Person which has executed and delivered to the Agent, for the benefit of the Lenders, (i) a guarantee on or after the date hereof in form and substance satisfactory to the Agent of the Indebtedness of the Borrowers arising under or in connection with this Agreement which has not been released by the Agent, (ii) the security and other documents contemplated by Section 5.11, and (iii) a joinder agreement to this Agreement substantially in the form attached hereto as Exhibit “M”.

          “Hazardous Materials” means any substance, product, liquid, waste, pollutant, chemical, contaminant, insecticide, pesticide, gaseous or solid matter, organic or inorganic matter, fuel, micro-organism, ray, odour, radiation, energy, vector, plasma, constituent or material which (a) is or becomes regulated under or the subject of any Applicable Law relating to the preservation, protection, pollution or contamination of the environment or (b) is, or is deemed under any Applicable Law to be, alone or in any combination, hazardous, hazardous waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination, including asbestos or asbestos containing materials, polychlorinated biphenyls, petroleum or petroleum distillates and radon gas.

          “Hostile Acquisition” means an acquisition or take-over bid, as defined by Applicable Law, by a Credit Party or in which a Credit Party is involved, in respect of which the board of directors of the target company has recommended against acceptance of such acquisition or take-over bid to the target company’s shareholders.

          “HST” means all amounts payable as harmonised sales tax in the Provinces of Nova Scotia, Newfoundland and New Brunswick under the ETA.

          “Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits of third parties made with such Person or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guarantee, (j) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, (k) the net amount of obligations of such Person (determined on a mark-to-market basis) under Derivatives Transactions, and (l) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value (other than for other Equity Securities) any Equity Securities of such Person, valued, in the case of redeemable Equity Securities, at the greater of voluntary or involuntary liquidation preference, plus accrued and unpaid dividends. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general or limited partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

          “Indemnified Taxes” means all Taxes other than Excluded Taxes.

          “Indemnitee” has the meaning set out in Section 9.3(b) .

          “Intellectual Property Rights” means that term as defined in Section 3.23.

           “Interest Payment Date” means, (a) in the case of any Loan other than a LIBO Rate Loan or a BA Equivalent Loan, the first Business Day of each month, (b) in the case of a LIBO Rate Loan, the last day of each Interest Period relating to such LIBO Rate Loan, and (c) in the case of a BA Equivalent Loan, on the last day of each BA Contract Period relating to such BA Equivalent Loan.

          “Interest Period” means, with respect to a LIBO Rate Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is 30, 60 or 90 days thereafter (or such other period of time as may be available from time to time in the Agent’s and the applicable Lenders’ discretion), as the Borrower may elect; provided that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the immediately succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period, (iii) no Interest Period shall extend beyond any date that any principal payment or prepayment is scheduled to be due unless the aggregate principal amount of (A) Canadian Prime Borrowings, U.S. Prime Borrowings and Base Rate Borrowings and (B) BA Borrowings and LIBO Rate Borrowings which have Interest Periods or BA Contract Periods which will expire on or before such date, less the aggregate amount of any other principal payments or prepayments due during such Interest Period, is equal to or in excess of the amount of such principal payment or prepayment, and (iv) no Interest Period shall extend beyond the Maturity Date. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and, in the case of a converted or continued Borrowing, thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

          “Inventory” means, in respect of each Credit Party, all of such Credit Party’s present and hereafter acquired inventory (as defined in the PPSA or the UCC, as applicable) and including all merchandise, inventory and goods, and all additions, substitutions and replacements thereof, wherever located, together with all goods, materials and supplies used or usable in manufacturing, processing, reprocessing, packaging or shipping same in all stages of production from raw materials through work in process to finished goods, including, without limitation, all “stores” inventory or “operating and maintenance supplies” inventory, all “spare parts” inventory and all proceeds of any thereof (of whatever sort).

          “Investment” means, as applied to any Person (the “investor”), any direct or indirect purchase or other acquisition by the investor of, or a beneficial interest in, Equity Securities of any other Person, including any exchange of Equity Securities for Indebtedness, or any direct or indirect loan, advance or capital contribution by the investor to any other Person, including all Indebtedness and Accounts owing to the investor from such other Person that did not arise from sales or services rendered to such other Person in the ordinary course of the investor’s business, or any direct or indirect purchase or other acquisition of bonds, notes, debentures or other debt securities of, any other Person. The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment minus any amounts (a) realized upon the disposition of assets comprising an Investment (including the value of any liabilities assumed by any Person other than the Borrower or any Credit Party in connection with such disposition), (b) constituting repayments of Investments that are loans or advances or (c) constituting cash returns of principal or capital thereon (including any dividend, redemption or repurchase of equity that is accounted for, in accordance with GAAP, as a return of principal or capital).

          “IRS” means the United States Internal Revenue Service.

          “ITA” means the Income Tax Act (Canada) as amended from time to time (or any successor statute).

          “Joint Venture Subsidiary” means any Person (a) that is not a direct or indirect Subsidiary of CPC, and (b) in which CPC, in the aggregate, together with its Subsidiaries, is directly or indirectly, the beneficial owner of 5% or more of any class of Equity Securities of such Person and includes at the Effective Date Powell River Energy and PRSC.

          “JPMorgan” means JPMorgan Chase Bank N.A. and its successors and assigns.

          “Lender” means any Lender having a Commitment hereunder and/or a Revolving Loan under the Canadian Revolving Facility, the Cash Management Facility or the U.S. Revolving Facility, as the case may be, outstanding hereunder and shall include CIT with respect to the issuance of Letter of Credit Guarantees and any U.S. Issuing Bank which has issued a Letter of Credit hereunder and for purposes of Section 2.2(f), shall include a Lender Affiliate. For greater certainty, any reference to a “Lender” or to the “Lenders” shall not include a Derivatives Lender or the Derivatives Lenders, as applicable, unless a Derivatives Lender or the Derivatives Lenders are specifically stated to be so included.

          “Lender Affiliate” means, with respect to any Lender, an Affiliate of such Lender.

          “Letter of Credit” means a documentary letter of credit or a standby letter of credit issued by (i) the Canadian Issuing Bank for or on behalf of a Canadian Borrower, or (ii) the U.S. Issuing Bank for or on behalf of a U.S. Borrower, in accordance with Section 2.19.

          “Letter of Credit Fees” has the meaning set out in Section 2.10(d) .

          “Letter of Credit Guarantee” means the agreement for the substitution of applicants or such other form of guarantee or indemnity agreement which is acceptable to the Canadian Issuing Bank and CIT supporting the issuance of Letters of Credit by the Canadian Issuing Bank under the Canadian Revolving Facility, provided that the aggregate amount of all such Letters of Credit issued and to be issued shall not exceed the Canadian Letter of Credit Sub-Line.

          “Letter of Credit Guarantee Fee” has the meaning set out in Section 2.10(c) .

          “LIBO Rate” means, for any Interest Period, the annual rate of interest (expressed on the basis of a 360 day year) for U.S. Dollar borrowings appearing on Reuters Screen LIBOR01 Page of the Reuters Service (or on any successor or substitute page of such Service, or any successor to or substitute for such Service providing rate quotations comparable to those currently provided on such page of such Service, as determined by the Agent from time to time for purposes of providing quotations of interest rates applicable to U.S. Dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the interest rate applicable to U.S. Dollar deposits with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason, then the “LIBO Rate” for such Interest Period shall be the rate at which U.S. Dollar deposits of $5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of CIBC in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period.

          “LIBO Rate Borrowing” means a Borrowing comprised of one or more LIBO Rate Loans.

          “LIBO Rate Loan” means a Loan denominated in U.S. Dollars made by the Canadian Revolving Lenders under the Canadian Revolving Facility to a Canadian Borrower or by the U.S. Lenders under the U.S. Revolving Facility to a U.S. Borrower hereunder, as applicable, pursuant to a drawdown, rollover or conversion of a Loan which bears interest at a rate based upon the LIBO Rate.

          “Lien” means, (a) with respect to any asset, any mortgage, deed of trust, lien, pledge, hypothec, hypothecation, encumbrance, charge, security interest, royalty interest, adverse claim, defect of title in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, and (c) any other arrangement having the effect of providing any Person with an interest in any asset as security for the payment or performance of an obligation.

          “Loan” means any loan made by the Canadian Revolving Lenders or by the Cash Management Lender to a Canadian Borrower or by the U.S. Revolving Lenders to a U.S. Borrower, as applicable, pursuant to this Agreement.

          “Loan Accounts” means, collectively, the accounts maintained by each Borrower with the Agent or the U.S. Revolving Lender which for greater certainty, excludes the account referred to in Section 2.4(b) .

          “Loan Documents” means this Agreement, the Security Documents, the Blocked Account Agreement, the Canadian Borrowing Requests, the U.S. Borrowing Requests, the Borrowing Base Reports, the Fee Letter, all requests for Allocated Amounts under the Ancillary Credit Facility and all Agent Confirmations, all documents entered into with respect to Letters of Credit and any other document, certificate, instrument or agreement (other than participation, agency or similar agreements among the Lenders or between any Lender and any other bank or creditor with respect to any indebtedness or obligations of any Credit Party hereunder or thereunder) now or hereafter entered into in connection with this Agreement, as such documents, certificates, instruments or agreements may be amended, modified or supplemented from time to time but excluding for the purposes of this definition, all agreements, documents or instruments (for greater certainty, not including any requests for Allocated Amounts under the Ancillary Credit Facilities, Agent’s Confirmations or any Security Documents) entered into from time to time by any Credit Party evidencing any Derivatives Transaction with any Derivatives Lender.

          “Loan Facility Fee” has the meaning ascribed thereto in the Fee Letter.

          “Material Adverse Change” means any event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

          “Material Adverse Effect” means the occurrence of a material adverse effect on (a) the business, assets, operations, prospects or financial condition of the Credit Parties, taken as a whole, (b) the ability of the Credit Parties taken as a whole to pay or perform the Obligations under this Agreement and the other Loan Documents, (c) the Liens in favour of the Agent on behalf of itself and/or the Lenders on the Collateral or the priority of such Liens, or the value of the Collateral or the amount that the Agent and the Lenders would be likely to receive (after giving consideration to delays in payment and costs of enforcement) upon the liquidation or enforcement of such Collateral or evidence of a material decline in condition of the Collateral, (d) the rights or remedies of the Agent and the Lenders under this Agreement and the other Loan Documents, or (e) any Material Contract.

          “Material Contract” means (a) the contracts, licences and agreements listed and described on Schedule “C”, and (b) any other contract, licence or agreement to which any Credit Party is a party or to which any of their respective property or assets is subject, the breach, non-performance, termination, cancellation or expiration of which would result in the Credit Parties, taken as a whole, being unable to carry on their business in the ordinary course or could reasonably be expected to have a Material Adverse Effect.

          “Material Indebtedness” means (a) all Indebtedness under the Existing Note Indentures and the Existing Senior Notes, and (b) any Indebtedness (other than the Loans and Indebtedness under the Existing Note Indentures and the Existing Senior Notes) of any one or more of the Credit Parties in an aggregate principal amount exceeding $25,000,000 at any one time outstanding.

          “Maturity Date” means the fifth anniversary of the Effective Date (or, if such fifth anniversary is not a Business Day, the next Business Day thereafter).

          “Maximum Ancillary Credit Facility Availability Limit” has the meaning set forth in Section 2.20.

          “Maximum Revolving Line of Credit” means, subject to any reductions or increases in Commitments pursuant to the provisions of this Agreement and subject to Section 2.1(4) and Section 2.6(b), an aggregate amount of $330,000,000, consisting of (a) $300,000,000 or the U.S.$ Equivalent thereof in U.S.$ in respect of the Canadian Revolving Facility and the Canadian Cash Management Facility, plus (b) the U.S.$ Equivalent of $30,000,000 in respect of the U.S. Revolving Facility.

          “Moody’s” means Moody’s Investors Service, Inc. and its successors.

          “Multiemployer Plan” means a U.S. Pension Plan that is a “multiemployer plan” as defined in Section (3)(37) of ERISA, and to which any Credit Party or ERISA Affiliate is making, is obligated to make or has made or been obligated to make in the past five years contributions on behalf of participants who are or were employed by any of them or withdrawal liability payments, or with respect to which any Credit Party or ERISA Affiliate has or could reasonably be expected to have any liability.

          “Obligations” means all obligations, liabilities and Indebtedness of a Credit Party to the Agent, the Lenders or a Lender with respect to the principal of and interest on the Loans and the payment or performance of all other obligations, liabilities and Indebtedness of such Credit Party to the Agent, the Lenders or a Lender hereunder or arising under or pursuant to any one or more of the other Loan Documents or with respect to the Loans or any other Borrowing, including, without limitation, (i) all reimbursement and indemnity obligations of such Credit Party to the Agent, the Lenders or a Lender hereunder or in connection with any Letter of Credit or any Letter of Credit Guarantee or otherwise and (ii) all interest (including all interest that accrues after the commencement of any case or proceeding by or against a Credit Party under any federal, provincial or state bankruptcy, insolvency, receivership or similar law, whether or not allowed in such case or proceeding), and all charges, expenses, fees, legal fees, filing fees and any other sums chargeable to such Credit Party hereunder, under another Loan Document, or under any other agreement or instrument with the Agent, Lenders, the Canadian Issuing Bank or the U.S. Issuing Bank, but excluding Derivatives Secured Obligations.

          “ONP/OCC Inventory” means Inventory consisting of old newspapers or old corrugated containers to be utilized by the applicable Credit Party for processing in the recycled containerboard and recycled newsprint facilities (including the Snowflake, Arizona mill) operated by the Credit Parties.

          “Organizational Documents” means with respect to any Credit Party, its articles or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, by-laws, partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trust agreements and similar arrangements applicable to the Credit Party’s Equity Securities, all as amended from time to time.

          “Out-of-Pocket Expenses” means all of the Agent’s and the Co-Lead Arranger’s present and future expenses incurred relative to this Agreement or any other Loan Documents, whether incurred heretofore or hereafter, which expenses shall include, without being limited to: the reasonable fees, and the costs of external legal counsel for the Agent and the Lenders on the basis of one such counsel (together with local and US counsel as required for the Agent and all of the Lenders), record searches, all costs and expenses incurred by the Agent in opening bank accounts, depositing cheques, receiving and transferring funds, and wire transfer charges, any charges imposed on the Agent due to returned items and “insufficient funds” of deposited cheques and the Agent’s standard fees relating thereto, any amounts paid by, incurred by or charged to, the Agent by CIT under a Letter of Credit Guarantee or the Canadian Issuing Bank or the U.S. Issuing Bank under a Letter of Credit or the reimbursement agreements related thereto, applications for Letters of Credit or other like document which pertain either directly or indirectly to such Letters of Credit, and the Agent’s, CIT’s, the Canadian Issuing Bank’s and the U.S. Issuing Bank’s, as applicable, standard fees relating to the Letters of Credit and any drafts thereunder, any amounts paid by or incurred by or charged to, the Agent in connection with the Agent’s Confirmation or other like document which pertain either directly or indirectly to Derivatives Transactions, reasonable travel, lodging and similar expenses of the Agent’s personnel (or any of its agents) in connection with inspecting and monitoring the Collateral from time to time at reasonable intervals hereunder, any applicable reasonable counsel fees and disbursements, fees and taxes relative to the filing of financing statements, and all expenses, costs and fees set forth incurred by or imposed on the Agent or any Lender by reason of the exercise of any of its rights and remedies under this Agreement or any of the other Loan Documents or in connection with any workout, restructuring and related negotiations.

          “Participant” has the meaning set out in Section 9.4.

          “Participant Register” has the meaning set out in Section 9.4(b) .

          “Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, P.L. 107-56, as amended.

          “Payment Office” means the Agent’s office located at 207 Queen’s Quay West, Suite 700, Toronto, Ontario, M5J 1A7, Attention: Chief Credit Officer (or such other office or individual as the Agent may hereafter designate in writing to the other parties hereto).

          “PBGC” means the Pension Benefit Guaranty Corporation.

          “Pension Plan” means a Canadian Pension Plan or a U.S. Pension Plan.

          “Permitted A/R Put” means any contractual arrangement between a Credit Party and any other Person acceptable to the Agent, acting reasonably, but for greater certainty, shall include JPMorgan and Bank of America, as counterparty, pursuant to documentation and covering risks on terms and conditions acceptable to the Agent and the Co-Lead Arranger, acting reasonably, whereby the Credit Party has the option to require such other Person to purchase an Account, in circumstances where (a) the Account obligor is the subject of insolvency, bankruptcy, reorganization or similar proceedings; or (b) the Account is an Eligible Account (other than pursuant to paragraph (13) of the definition of Eligible Account); provided that, in each case, (i) such purchase is on a non-recourse basis to any Credit Party (save for recourse arising from such Account or portion thereof not conforming to criteria specified or warranted for such Account in such acceptable documentation (for greater certainty including criteria as to its priority and validity in any insolvency, bankruptcy, reorganization or similar proceedings but not including any criteria relating to the creditworthiness or solvency of the Account obligor)), (ii) such other Person does not obtain any Lien on or other rights in the Account until it is transferred to such Person following exercise of the option by the Credit Party, (iii) payment by such other Person of the purchase price in cash in full following the exercise of the option by such Credit Party shall be made to such Credit Party concurrently with the exercise of such option or no later than 45 days following the exercise of such option, and (iv) subject to compliance with the foregoing, the amount of the Account consisting of the payment set forth in paragraph (iii) above, not to exceed the purchase price payable by such Person to such Credit Party with respect to such Account, may be included as an Eligible Account in the Borrowing Base to the extent it is otherwise an Eligible Account, as contemplated by the definition thereof, except for the statement set forth in paragraph (10) of the definition thereof.

“Permitted Liens” means:

          (a)      Liens created in favour of the Agent, the Lenders and the Derivatives Lenders, or any of them, under the Security Documents as security for the Obligations and the Derivatives Secured Obligations;

          (b)      Liens granted by a Credit Party in favour of another Credit Party in order to secure any of its indebtedness to such other Credit Party, provided that such Liens are subject to assignment, subordination and postponement arrangements satisfactory to the Agent;

          (c)      Purchase Money Liens securing Indebtedness and Liens in respect of or securing Capital Lease Obligations, in each case only to the extent permitted by Section 6.1(g);

          (d)      Liens arising under or in connection with Sale and Leaseback Transactions permitted by Section 6.8, provided such Liens attach only to the applicable leased Property, any improvements thereto and any proceeds thereof;

          (e)      any security interest arising or deemed to arise under Applicable Law as a result of the transfer by a Credit Party of any Account upon the exercise of any Permitted A/R Put;

          (f)      Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith in compliance with Section 5.3, and, during such period during which such Liens are being so contested, such Liens shall not be executed on or enforced against any of the assets of any Credit Party;

          (g)      reservations, limitations, provisos and conditions expressed in any original grants from the Crown or other grants of real or immovable property, or interests therein, which do not materially affect the use of the affected land for the purpose for which it is used by the applicable Credit Parties;

          (h)      carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction and other like Liens arising by operation of Applicable Law in the ordinary course of business, which are not overdue for a period of more than 30 days or which are being contested in good faith in compliance with Section 5.3, and, during such period during which such Liens are being so contested, such Liens shall not be executed on or enforced against any of the assets of any Credit Party, provided in each case that the applicable Credit Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors;

          (i)      statutory Liens incurred or arising or pledges or deposits made under worker’s compensation, unemployment insurance and other social security legislation (other than ERISA);

          (j)      Liens resulting from the deposit of cash or securities in connection with contracts (other than for the payment of Indebtedness), bids or tenders or expropriation proceedings, or to secure workers’ compensation, unemployment insurance, surety, performance or appeal bonds or costs of litigation when required by Applicable Law;

          (k)      Liens comprising or resulting from the pledge or deposit of cash or Cash Equivalents up to an aggregate maximum amount not to exceed $5,000,000 and Liens resulting from the issuance of Letters of Credit pursuant to this Agreement, in each case, to secure Indebtedness to the extent permitted pursuant to Section 6.1(j);

          (l)      zoning, land use and building restrictions, by-laws, regulations and ordinances of any Governmental Authority, licenses, easements, servitudes, rights of way and rights in the nature of easements (including, without limiting the generality of the foregoing, licenses, easements, rights of way and rights in the nature of easements for sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables), none of which will materially impair the use of the affected land for the purpose for which it is used by the applicable Credit Parties;

          (m)      title defects, encroachments or irregularities which are reflected in the Title Policy or which are of a minor nature and which in the aggregate will not materially impair the use of the affected property for the purpose for which it is used by the applicable Credit Parties;

          (n)      Liens of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the Credit Parties shall at any time in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

          (o)      undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which although filed or registered, relate to obligations not due or delinquent;

          (p)      Liens in favour of customs and revenue authorities arising under Applicable Law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

          (q)      the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or permits, which affect any land, to terminate the leases, licenses, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof;

          (r)      securities in favour of public utilities or to any municipalities or Governmental Authorities or other public authorities when required by such utilities, municipalities or Governmental Authorities or such other public authorities in connection with the supply of services or utilities to a Credit Party;

          (s)      Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided that, in the case of a Credit Party such Liens or covenants do not materially and adversely affect the use of such lands by the Credit Party;

          (t)      Liens consisting of royalties payable with respect to any asset or property of a Credit Party existing as of the Effective Date; provided that the existence of any such Lien on any material property or asset of a Credit Party shall have been disclosed in writing to the Lenders prior to the Effective Date;

          (u)      bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more accounts maintained by any

Credit Party, in each case granted in the ordinary course of business in favour of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to treasury, depositary and cash management services or automated clearinghouse transfer of funds (including pooled account arrangements and netting arrangements); provided that, in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

          (v)      statutory Liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of a Credit Party under Environmental Laws to which any assets of such Credit Party are subject, provided that no Default or Event of Default shall have occurred and be continuing;

          (w)      a Lien granted by a Credit Party to a landlord to secure the payment of arrears of rent in respect of leased properties in the Province of Quebec leased from such landlord, provided that such Lien is limited to the assets located at or about such leased properties;

          (x)      any security interest arising under Applicable Law solely in connection with an operating lease or any consignment of goods, other than with respect to Inventory or Accounts, and any filing of a UCC or PPSA financing statement (or the equivalent in other jurisdictions) to the extent it relates to any such security interest (deemed under the PPSA or otherwise) or any such consignment of goods and solely as a precautionary measure in connection with any operating lease or any consignment of goods;

          (y)      the interest of a lessee under any lease of Property of a Credit Party which is not Collateral and which does not interfere in any material way with the ordinary conduct of business by the Credit Parties.

          (z)      any Lien or restriction (including put and call agreements) solely in respect of the Equity Securities of any Joint Venture Subsidiary that is not a Credit Party, contained in such Joint Venture Subsidiary’s Organizational Documents or the joint venture agreement or shareholders’ agreement in respect of such Joint Venture Subsidiary;

          (aa)      any Lien on any property or asset of a Credit Party existing on the date hereof and set forth in Schedule “D”; provided that (i) such Lien shall not apply to any other property or asset of such Credit Party, and (ii) such Lien shall secure only those obligations which it secures on the date hereof;

          (bb)      any Lien existing on any property or asset prior to the acquisition thereof by a Credit Party or existing on any property or asset of any Person that becomes a Credit Party after the date hereof prior to the time such Person becomes a Credit Party; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Credit Party, as the case may be, (ii) such Lien shall not apply to any other property or assets of such Credit Party, and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Credit Party, as the case may be; and

          (cc)      any extension, renewal or replacement of any of the foregoing; provided, however, that the Liens permitted hereunder shall not be extended to cover any additional

Indebtedness of the Credit Parties or their property (other than a substitution of like property), except Liens in respect of Capital Lease Obligations and Purchase Money Liens as permitted by (c) above.

          “Person” includes any natural person, corporation, company, limited liability company, unlimited liability company, trust, joint venture, association, incorporated organization, partnership, Governmental Authority or other entity.

          “PPSA” means the Personal Property Security Act (British Columbia), as amended from time to time (or any successor statute) or similar legislation of any other jurisdiction the laws of which are required by such legislation to be applied in connection with the issue, perfection, enforcement, validity or effect of security interests.

          “Powell River Energy” means CPC’s interest, whether direct or indirect, in Powell River Energy Limited Partnership and Powell River Energy Inc., including its interest in certain loans made to Powell River Energy Limited Partnership and/or Powell River Energy Inc.

          “Priority Payables” means, with respect to any Person, any amount payable by such Person which is secured by a Lien in favour of a Governmental Authority which ranks or is capable of ranking prior to or pari passu with the Liens created by the Security Documents in respect of any Eligible Accounts or Eligible Inventory, including amounts owing for wages, vacation pay, severance pay, employee deductions, sales tax, excise tax, Tax payable pursuant to the ETA (net of GST input credits), income tax, workers compensation, government royalties, pension fund obligations, Canada Pension Plan and Pension Plan obligations, real property tax, amounts owing giving rise to woodworker’s Liens, Liens or claims for unpaid stumpage charges or royalties, Liens for use of crown lands, Liens in favour of parties that fell or transport lumber or raw materials and other statutory or other claims that have or are capable of having priority over, or ranking pari passu with, such Liens created by the Security Documents.

          “Property” means any interest in any kind of property or asset, whether real (including chattels real), personal or mixed, movable or immovable, tangible or intangible.

          “PRSC” means CPC’s interest, whether direct or indirect, in PRSC Limited Partnership and its general partner, PRSC Land Developments Ltd., including its interest in certain loans made to PRSC Land Developments and/or PRSC Land Developments Ltd.

          “PST” means all taxes payable under the Social Services Tax Act (British Columbia) or any similar statute of another jurisdiction of Canada.

          “Purchase Money Lien” means a Lien taken or reserved in personal property, other than Inventory or Accounts, to secure payment of all or part of its purchase price or the cost of construction or the improvement of such property, provided that (i) the principal amount secured thereby does not exceed such purchase price or cost, (ii) such Lien extends only to such personal property, any improvements thereto and proceeds thereof, and (iii) such Lien is granted prior to or within 60 days after the purchase or the completion of the construction or improvement of such personal property and provided that (without limitation to any other provision of this Agreement) such Lien includes any extension, renewal or refinancing thereof provided the principal amount so secured does not exceed the original amount secured immediately prior to the extension renewal or refinancing thereof and such Lien extends only to such personal property, any improvements thereto or proceeds thereof subject to the Lien when originally taken or reserved.

          “QST” means the Quebec sales tax imposed pursuant to an Act respecting the Québec sales tax.

          “Quarterly Date” means each of the last day of each of March, June, September and December in each calendar year.

          “Reasonable Credit Judgment” means the reasonable credit judgment of the Agent exercised by the Agent in good faith and on notice to the Borrower.

          “Refinancing” means, in respect of any Indebtedness and whether or not with the same agent, trustee or trustees or lender or lenders, any refinancing, extending, renewing, replacing, amending, supplementing, modifying or amending and restating thereof from time to time, provided that (i) the aggregate principal amount thereof does not exceed the aggregate principal amount of the Indebtedness so refinanced, extended, renewed, replaced or amended and restated, except by an amount not exceeding the aggregate of any unpaid accrued interest and premium thereon, any original issue discount in respect thereof, any make-whole or similar payments applicable thereto, plus other reasonable amounts paid and fees and expenses reasonably incurred in connection therewith and an amount equal to any existing commitments unutilized thereunder, and (ii) no Default or Event of Default has occurred which is continuing or would result therefrom.

          “Register” has the meaning set out in Section 9.4(c) .

          “Reimbursement Obligations” means, at any date, the sum of the outstanding obligations of (a) the Canadian Borrowers to reimburse CIT at such time to the extent that CIT is obligated to reimburse the Canadian Issuing Bank at such time pursuant to any Letter of Credit Guarantee, and (b) the U.S. Borrowers to reimburse the U.S. Issuing Bank at such time pursuant to any Letter of Credit issued under the U.S. Revolving Facility.

          “Related Parties” means, with respect to any Person, such Person’s Affiliates and any other Person with whom such Person is or would not in the applicable circumstances be dealing at “arm’s length” (within the meaning of such term under the ITA).

          “Release” means a discharge, deposit, spill, leak, pumping, pouring, emission, emptying, injection, escape, leaching, seepage, migration or disposal of any Hazardous Materials in breach of any applicable Environmental Laws.

          “Remedial Obligations” means obligations existing under Applicable Laws which require one or more Credit Parties to take action or to cause action to be taken in order to remediate any Property contaminated by or otherwise exposed to any Hazardous Materials.

          “Required Lenders” means, at any time, Lenders having Commitments which represent, in the aggregate, more than 50% of the aggregate amount of the Commitments of all the Lenders under the Credit, or, if the Commitments have terminated, Lenders having more than 50% of the aggregate outstanding amount of the Exposure.

           “Responsible Officer” means, with respect to any Person, the chairman, the president, any vice president, the chief executive officer or the chief operating officer, and, in respect of financial or accounting matters, any Financial Officer of such Person; unless otherwise specified, all references herein to a Responsible Officer mean a Responsible Officer of a Credit Party.

          “Restricted Payment” shall mean, with respect to any Person, any payment by such Person (i) of any dividends or other distributions on any of its Equity Securities, (ii) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any of its Equity Securities or any warrants, options or rights to acquire any Equity Securities, or the making by such Person of any other distribution in respect of any of its Equity Securities, (iii) of any principal of or interest or premium on or of any amount in respect of a sinking or analogous fund or defeasance fund for any Indebtedness of such Person the right to payment of which has been expressly subordinated and postponed to any liability of such Person under the Loan Documents (except to the extent that any such payment is permitted under the terms of any applicable intercreditor agreement between the holder of such Indebtedness and the Agent and the Lenders) (which Indebtedness described in this clause (iii), for clarification, shall not include Indebtedness under or in connection with the Existing Note Indentures or the Existing Senior Notes), (iv) of any principal of or interest or premium on or of any amount in respect of a sinking or analogous fund or defeasance fund for any Indebtedness of such Person to a shareholder of such Person or to an Affiliate of a shareholder of such Person (which Indebtedness described in this clause (iv) shall include, for such purposes, without limitation, Indebtedness under Section 6.1(f)), (v) of any principal of or interest or premium on or of any other amount in respect of any other Indebtedness including, without limitation, Indebtedness of a Credit Party under the Existing Note Indentures and the Existing Senior Notes, but other than Indebtedness under Section 6.1(a), (vi) in respect of an Investment, or (vii) of any management, consulting or similar fee (except where the payment of such fee constitutes compensation, on terms and at rates no more onerous to the applicable Credit Party than would be the case in a fully arm’s length transaction for the bona fide provision of services to the applicable Credit Party) or any bonus payment or comparable payment, or by way of gift or other gratuity, to any Affiliate of such Person or to any director or officer thereof.

          “Revolving Loans” means, collectively, each Canadian Revolving Loan, Cash Management Loan and U.S. Revolving Loan.

          “Sale and Leaseback Transaction” means any arrangement, directly or indirectly, with any Person whereby a Credit Party sells or transfers any Property used or useful in its business, whether now owned or hereafter acquired, and thereafter rents or leases such Property or other Property which it intends to use for substantially the same purpose or purposes as the Property sold or transferred.

          “S&P” means Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc.

          “Scheduled Capital Expenditures” means Capital Expenditures of the Credit Parties permitted for any Fiscal Year pursuant to Section 6.11.

          “Securities Account” has the meaning set out in the STA.

          “Security Documents” means the agreements, documents or instruments (including, without limitation, any guarantees) described or referred to in Section 4.1 and Section 5.11 (including, to the extent such Section describes an amendment, the agreement, document or instrument amended thereby) and any and all other agreements, documents or instruments (including, without limitation, any guarantees) now or hereafter executed and delivered by any Credit Party or any other Person as security for the payment or performance of all or part of the obligations of the Borrowers (or such Credit Party or other Person) hereunder or under any other Loan Documents or under the Ancillary Credit Facilities as any of the foregoing may have been, or may hereafter be, amended, modified or supplemented.

          “Snowflake Fixed Assets” means all real property, plant and equipment of Catalyst Paper (Snowflake) Inc.

          “Standard Cost” means the cost of Inventory determined in accordance with the applicable Credit Party’s published GAAP compliant inventory policy, consistently applied, and excludes any portion of cost representing intercompany profit or gain in the case of Inventory acquired from an Affiliate of any Credit Party.

          “Standby Letter of Credit Fees” has the meaning set out in Section 2.10(c) .

           “Subsidiary” means, with respect to any Person, (a) any corporation of which an aggregate of more than 50% of the outstanding Equity Securities having ordinary voting power to elect a majority of the board of directors of such corporation is at the time, directly or indirectly, owned legally or beneficially by such Person (or one or more Subsidiaries of such Person), or with respect to which any such Person has the right to vote or designate the vote of 50% or more of such Equity Securities whether by proxy, agreement, operation of law or otherwise, and (b) any partnership, limited liability company or joint venture in which such Person or one or more Subsidiaries of such Person shall have an interest (whether in the form of voting or participation in profits or capital contribution) of more than 50% or of which any such Person is a general partner or member or may exercise the powers of a general partner or member. Unless the context otherwise requires, each reference to a Subsidiary shall be a reference to a Subsidiary of CPC.

          “Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, franchise, net worth, branch transfer, land transfer, profits, withholding, payroll, employer health, excise, stamp, documentary, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, Employment Insurance premiums and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any Governmental Authority (including federal, state, provincial, territorial, municipal and foreign Governmental Authorities), and whether disputed or not.

          “Title IV Plan” means a U.S. Pension Plan (other than a Multiemployer Plan) that is covered by Title IV of ERISA or Section 412 of the Code, and that any Credit Party or ERISA Affiliate maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any of them.

          “Title Policy” means that certain lenders ALTA 2006 Loan Policy (Extended Coverage) obtained by the Agent from Stewart Title Guaranty Company.

          “Transactions” means the execution, delivery and performance by the Borrowers of this Agreement and the other Loan Documents, the borrowing of Loans, the issuance of or assisting with respect to the issuance of Letters of Credit and Letters of Credit Guarantees and assisting the Borrowers in arranging for the entering into of Derivatives Transactions comprising Ancillary Credit Facilities contemplated by Section 2.20.

          “Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Canadian Prime Rate, the CDOR Rate, the Base Rate, the LIBO Rate, the U.S. Prime Rate, or is a Letter of Credit.

          “UCC” means the Uniform Commercial Code as in effect from time to time for the applicable jurisdiction in question.

          “Unrestricted Subsidiary” means any Subsidiary of CPC, other than a Guarantor, which, together with its Subsidiaries, represents less than 5% of the consolidated assets or consolidated gross revenues of CPC and including, in particular, the Subsidiaries identified in Schedule 3.16, which shall in any event, be Unrestricted Subsidiaries for the purpose of this Agreement.

          “U.S. Borrowers” means, collectively, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc. and “U.S. Borrower” means either of them.

          “U.S. Borrowing Request” means a request by a U.S. Borrower for a Borrowing substantially in the form attached as Exhibit “C”.

          “U.S. Dollars” and “U.S.$” refer to lawful money of the United States of America.

          “U.S.$ Equivalent” means, on any day and with respect to any amount denominated in Canadian Dollars, the amount of U.S. Dollars which would be required to buy such amount of Canadian Dollars at the Bank of Canada noon rate at such time on any day (as quoted or published by the Bank of Canada).

          “U.S. Issuing Bank” means JPMorgan or any other U.S. Revolving Lender, as selected by the Agent, to issue Letters of Credit to the U.S. Borrowers in accordance with Section 2.19

          “U.S. Letter of Credit Exposure” means, at any time, without duplication and subject to the U.S. Letter of Credit Sub-Line, the aggregate face amount of all outstanding Letters of Credit under the U.S. Revolving Facility at such time. Any U.S. Letter of Credit Exposure denominated in U.S. Dollars shall be the Cdn.$ Equivalent thereof.

          “U.S. Letter of Credit Sub-Line” means the amount of the commitment of the U.S. Issuing Bank pursuant to Section 2.19(2) hereof, to a maximum aggregate amount of the U.S. $ Equivalent of $10,000,000 for standby letters of credit, or such other amount as agreed to from time to time among the Agent, JPMorgan and the U.S. Borrowers.

          “U.S. Pension Plan” means an “employee pension benefit plan,” as defined in Section 3(2)(a) of ERISA, in respect of which, (i) any Credit Party or ERISA Affiliate makes, has made or is required to make (at any time during the five (5) calendar years preceding the date of this Agreement) contributions in respect of its employees, or (ii) any Credit Party or any ERISA Affiliate has incurred or may incur liability, including contingent liability.

          “U.S. Prime Borrowing” means a Borrowing comprised of one or more U.S. Prime Loans.

          “U.S. Prime Loan” means a Loan made by the U.S. Lenders under the U.S. Revolving Facility to the U.S. Borrowers denominated in U.S. Dollars pursuant to a drawdown or conversion of a Loan which bears interest at a rate based upon the U.S. Prime Rate.

          “U.S. Prime Rate” means a floating rate equal to the greater of (a) the rate publicly quoted from time to time by The Wall Street Journal (or another national publication selected by the Agent) as the “base rate on corporate loans posted by at least 75% of the nation’s largest banks”, and (b) the Federal Funds Rate plus 1%.

          “U.S. Repayment Notice” means a notice in the form of Exhibit “H”.

          “U.S. Resident Lender” means a Lender in respect of a particular Loan under the U.S. Revolving Facility.

          “U.S. Revolving Facility” means the revolving Loans made available by the U.S. Revolving Lenders to the U.S. Borrowers in an aggregate amount of up to the U.S. Revolving Commitment.

          “U.S. Revolving Lender” means a Lender having a U.S. Revolving Commitment.

          “U.S. Revolving Loan” has the meaning set out in Section 2.1(3) .

          “Violation Notice” means any notice received by any Credit Party from any Governmental Authority under any Environmental Law that the applicable Credit Party or any of its property and assets is not in compliance with the requirements of any Environmental Law.

1.2                Classification of Loans and Borrowings.

          For purposes of this Agreement, Loans may be classified and referred to by Type (e.g., a “Canadian Prime Rate Loan”) and Borrowings also may be classified and referred to by Type (e.g., a “Canadian Prime Rate Borrowing”).

1.3                Terms Generally.

          The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “or” is disjunctive; the word “and” is conjunctive. The word “shall” is mandatory; the word “may” is permissive. The words “to the knowledge of” means, when modifying a representation, warranty or other statement of any Person, that the fact or situation described therein is known by the Person (or, in the case or a Person other than a natural Person, known by the Responsible Officer of that Person) making the representation, warranty or other statement, or with the exercise of reasonable due diligence under the circumstances (in accordance with the standard of what a reasonable Person in similar circumstances would have done) would have been known by the Person (or, in the case of a Person other than a natural Person, would have been known by such Responsible Officer of that Person). Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time, (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

1.4                Accounting Terms; GAAP.

          Any accounting term used in this Agreement shall have, unless otherwise specifically provided herein, the meaning customarily given in accordance with GAAP, and all financial computations hereunder shall be computed, unless otherwise specifically provided herein, in accordance with GAAP as consistently applied and using the same method for inventory valuation as used in the preparation of the Financial Statements.

1.5                Time.

          All time references herein shall, unless otherwise specified, be references to local time in Toronto, Ontario. Time is of the essence of this Agreement and the other Loan Documents.

1.6                Permitted Liens.

          Any reference in any of the Loan Documents to a Permitted Lien is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Loan Documents to any Permitted Lien.

1.7                Joint and Several.

          (a)      Joint and Several Liability. Except as expressly provided otherwise herein, the term “Borrower” as used herein shall include Catalyst Paper Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc. and each of them or any of them, as the context may require. Each Borrower acknowledges that (i) it shall be jointly and severally, with each other Borrower, directly and primarily liable to the Agent and the Lenders for the Obligations regardless of which Borrower actually receives Loans or other extensions of credit hereunder or the amount of such Loans received or the manner in which the Agent or such Lender accounts for such Loans or other extensions of credit on its books and records, (ii) each of the Obligations shall be secured by all of the Collateral, (iii) each Borrower shall have the obligations of co-maker and shall be primary obligors with respect to the Loans and the other Obligations, it being agreed that the Loans to each Borrower enure to the benefit of all Borrowers, and (iv) the Agent and the Lenders are relying on such joint and several liability of the Borrowers as co-makers in extending the Loans hereunder. Notwithstanding anything to the contrary contained in this Agreement, the Agent shall be entitled to rely upon any request, notice or other communication received by it from any Borrower on behalf of another Borrower, and shall be entitled to treat its giving of any notice hereunder pursuant to Section 9.1 hereof as notice to each Borrower.

          (b)      Unconditional Liability. Each Borrower’s Obligations arising as a result of the joint and several liability of the Borrower hereunder with respect to the Loans or any other extensions of credit made to any other Borrower hereunder shall, to the fullest extent permitted by law, be unconditional irrespective of (i) the validity or enforceability, avoidance or subordination of the Obligations of any other Borrower or of any document evidencing all or any part of the Obligations of any other Borrower, (ii) the absence of any attempt to collect the Obligations from any other Borrower, or any other security therefor, or the absence of any other action to enforce the same, (iii) the waiver, consent, extension, forbearance or granting of any indulgence by the Agent or any Lender with respect to any provision of any instrument evidencing the Obligations of any other Borrower, or any part thereof, or any other agreement now or hereafter executed by any other Borrower and delivered to the Agent or any Lender, (iv) the failure by the Agent or any Lender to take any steps to perfect and maintain its security interest in, or to preserve it rights to, any security or Collateral for the Obligations of any other Borrower, or (v) any other circumstances which might constitute a legal or equitable discharge or defense of any other Borrower.

          (c)      Waiver of Subordination and Other Rights. With respect to each Borrower’s Obligations arising as a result of the joint and several liability of the Borrower hereunder with respect to the Loans or other extensions of credit made to any other Borrower hereunder, each Borrower waives, until the Obligations shall have been paid in full and this Agreement and the other Loan Documents shall have been terminated, any right to enforce any right of subrogation or any remedy which the Agent or any Lender now has or may hereafter have against such Borrower, any endorser or any guarantor of all or any part of the Obligations, and any benefit of, and any right to participate in, any security or collateral given to the Agent or any Lender to secure payment of the Obligations or any other liability of the Borrower to the Agent or any Lender.

          (d)      No Modification or Release of Obligations. No payment or payments made by any Borrower or any other Person or received or collected by the Agent or any Lender from any Borrower or any other Person by virtue of any action or proceeding or any set-off or appropriation or application at any time or from time to time in reduction of or in payment of the Obligations shall be deemed (except to the extent the Obligations are satisfied) to modify, release or otherwise affect the liability of each Borrower under this Agreement, which shall remain liable for the Obligations until the Obligations are paid in full and the Credit is terminated.

1.8                Interpretation Clause (Québec).

          For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall be deemed to include “movable property”, (b) “real property” shall be deemed to include “immovable property”, (c) “tangible property” shall be deemed to include “corporeal property”, (d) “intangible property” shall be deemed to include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall be deemed to include a “hypothec”, “prior claim” and a resolutory clause, (f) all references to filing, registering or recording under the UCC shall be deemed to include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” liens or security interest shall be deemed to include a reference to an “opposable” or “set up” lien or security interest as against third parties, (h) any “right of offset”, "right of setoff" or similar expression shall be deemed to include a “right of compensation”, (i) “goods” shall be deemed to include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall be deemed to include a “mandatary”, (k) “construction liens” shall be deemed to include “legal hypothecs”; (l) “joint and several” shall be deemed to include solidary; (m) “gross negligence or wilful misconduct” shall be deemed to be “intentional or gross fault”; (n) “beneficial ownership” shall be deemed to include “ownership on behalf of another as mandatary”; (o) “servitude” shall be deemed to include easement; (p) “priority” shall be deemed to include “prior claim”; (q) “survey” shall be deemed to include “certificate of location and plan”; (r) “state” shall be deemed to include “province”; (s) “fee simple title” shall be deemed to include “absolute ownership”. The parties hereto confirm that it is their wish that this Agreement and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only. Les parties aux présentes confirment que c'est leur volonté que cette convention et les autres documents de crédit soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisages par cette convention et les autres documents peuvent être rédigés en la langue anglaise seulement.

Article 2
THE CREDITS

2.1                Commitments.

          (1)      Subject to the terms and conditions set forth herein, each Canadian Revolving Lender under the Canadian Revolving Facility commits to make Loans (each such Loan made under this Section 2.1(1), a “Canadian Revolving Loan”) to the Canadian Borrowers from time to time during the period commencing on the Effective Date and ending on the Maturity Date in an aggregate principal amount equal to such Lender’s Canadian Revolving Commitment, provided that any Canadian Revolving Loans made by any Canadian Revolving Lender as requested by such Canadian Borrower will not result in (i) such Lender’s Exposure under the Canadian Revolving Facility exceeding such Lender’s Canadian Revolving Commitment, (ii) the aggregate Exposure of all Lenders exceeding the total Commitment, or (iii) the aggregate Exposure (excluding for such purposes, the aggregate outstanding principal amount of Cash Management Loans) of all Lenders exceeding the Borrowing Base. Within the foregoing limits and subject to the terms and conditions set forth herein, the Canadian Borrowers may borrow, repay and reborrow Canadian Revolving Loans.

          (2)      Subject to the terms and conditions set forth herein, the Cash Management Lender under the Cash Management Facility commits to make Loans (each such Loan made under this Section 2.1(2), a “Cash Management Loan”) to the Canadian Borrowers from time to time during the period commencing on the Effective Date and ending on the Maturity Date, in an aggregate principal amount equal to such Lender’s Canadian Cash Management Commitment, provided that any Cash Management Loans made by the Cash Management Lender will not result in (i) the Cash Management Lender’s Exposure under the Cash Management Facility exceeding the Canadian Cash Management Commitment, (ii) the aggregate Exposure of all Lenders exceeding the total Commitment, or (iii) the aggregate Exposure (excluding for such purposes, the aggregate outstanding principal amount of Cash Management Loans) of all Lenders exceeding the Borrowing Base. Within the foregoing limits and subject to the terms and conditions set forth herein, the Canadian Borrowers may borrow, repay and reborrow Cash Management Loans.

          (3)      Subject to the terms and conditions set forth herein, each U.S. Revolving Lender under the U.S. Revolving Facility commits to make Loans (each such Loan made under this Section 2.1(3), a “U.S. Revolving Loan”) to the U.S. Borrowers from time to time during the period commencing on the Effective Date and ending on the Maturity Date in an aggregate principal amount equal to such Lender’s U.S. Revolving Commitment, provided that any U.S. Revolving Loans made by any U.S. Revolving Lender as requested by such U.S. Borrower will not result in (i) such Lender’s Exposure under the U.S. Revolving Facility exceeding such Lender’s U.S. Revolving Commitment, (ii) the aggregate Exposure of all Lenders exceeding the total Commitment, or (iii) the aggregate Exposure (excluding for such purposes, the aggregate outstanding principal amount of Cash Management Loans) of all Lenders exceeding the Borrowing Base. Within the foregoing limits and subject to the terms and conditions set forth herein, the U.S. Borrowers may borrow, repay and reborrow U.S. Revolving Loans.

          (4)      The Borrowers may, upon written notice to the Agent and the U.S. Revolving Lenders, which may be given no more than two times during any Fiscal Year, request that (i) the Canadian Revolving Commitment of each Canadian Revolving Lender who is a foreign branch or an Affiliate of a U.S. Revolving Lender and who is a Canadian Revolving Lender under this Agreement be increased by an amount equal to any unused portion of such U.S. Revolving Lenders’ U.S. Revolving Commitment, in which case, subject to receipt of the prior written consent of the Agent, each such U.S. Revolving Lender and each such Canadian Revolving Lender, in their sole discretion, the Canadian Revolving Commitments of such Canadian Revolving Lenders shall be increased on a rateable basis by such amount and the U.S. Revolving Commitments of such U.S. Revolving Lenders shall be decreased on a rateable basis by such amount and the Canadian Revolving Commitment shall be increased by a corresponding amount and the U.S. Revolving Commitment shall be decreased by a corresponding amount, and which, for greater certainty, shall result in a corresponding change in the Applicable Percentage of each Canadian Revolving Lender of the Canadian Revolving Commitment and of each U.S. Revolving Lender of the U.S. Revolving Commitment, as applicable; and (ii) the U.S. Revolving Commitment of each U.S. Revolving Lender who is a foreign branch or an Affiliate of a Canadian Revolving Lender, and who is a U.S. Revolving Lender under this Agreement, be increased by an amount equal to any unused portion of each such Canadian Revolving Lenders’ Canadian Revolving Commitment, in which case, subject to receipt of the prior written consent of the Agent, each such U.S. Revolving Lender and each such Canadian Revolving Lender in their sole discretion, the U.S. Revolving Commitment of such U.S. Revolving Lenders shall be increased on a rateable basis by such amount and the Canadian Revolving Commitment of such Canadian Revolving Lenders shall be decreased on a rateable basis by such amount and the U.S. Revolving Commitment shall be increased by a corresponding amount and the Canadian Revolving Commitment shall be decreased by a corresponding amount, and which, for greater certainty, shall result in a corresponding change in the Applicable Percentage of each U.S. Revolving Lender of the U.S. Revolving Commitment and of each Canadian Revolving Lender of the Canadian Revolving Commitment, as applicable; provided that the aggregate amount of the U.S. Revolving Commitment shall not, at any time, be greater than $75,000,000 as such amount may be permanently reduced in accordance with Section 2.6.

2.2                Loans and Borrowings.

          (a)      Each Canadian Revolving Loan shall be made as part of a Borrowing consisting of Canadian Revolving Loans made by the Canadian Revolving Lenders rateably in accordance with their respective Canadian Revolving Commitments. The failure of any Canadian Revolving Lender to make any Canadian Revolving Loan required to be made by it shall not relieve any other Canadian Revolving Lender of its obligations hereunder; provided that the Canadian Revolving Commitments of the Canadian Revolving Lenders are several and no Canadian Revolving Lender shall be responsible for any other Canadian Revolving Lender’s failure to make Canadian Revolving Loans as required.

          (b)      Each U.S. Revolving Loan shall be made as part of a Borrowing consisting of U.S. Revolving Loans made by the U.S. Revolving Lenders rateably in accordance with their respective U.S. Revolving Commitments. The failure of any U.S. Revolving Lender to make any U.S. Revolving Loan required to be made by it shall not relieve any other U.S.

Revolving Lender of its obligations hereunder; provided that the U.S. Commitments of the U.S. Revolving Lenders are several and no U.S. Revolving Lender shall be responsible for any other U.S. Revolving Lender’s failure to make U.S. Revolving Loans as required.

          (c)      Subject to the Canadian Letter of Credit Sub-Line limitation, the Borrowing Base limitations and the other limitations on Loans and Borrowings as provided in this Agreement, each Borrowing under the Canadian Revolving Facility shall be comprised entirely of Canadian Prime Loans, BA Equivalent Loans, Base Rate Loans, LIBO Rate Loans and/or the delivery of Letters of Credit Guarantees, as the Canadian Borrowers may request in accordance herewith.

          (d)      Subject to the Borrowing Base limitations and the other limitations on Loans and Borrowings as provided in this Agreement, each Borrowing under the Cash Management Facility shall be comprised entirely of Canadian Prime Loans, as the Canadian Borrowers may request in accordance herewith.

          (e)      Subject to the U.S. Letter of Credit Sub-Line limitation, the Borrowing Base limitations and the other limitations on Loans and Borrowings as provided in this Agreement, each Borrowing under the U.S. Revolving Facility shall be comprised entirely of U.S. Prime Loans and LIBO Rate Loans and/or Letters of Credit, as the U.S. Borrowers may request in accordance herewith.

          (f)      Each Canadian Revolving Lender and U.S. Revolving Lender may at its option make any LIBO Rate Loan under the Canadian Revolving Facility and the U.S. Revolving Facility, as the case may be, by causing any domestic or foreign branch of such Lender or Lender Affiliate to make such Loan; provided that any exercise of such option shall not result in any increased costs for the Borrower or affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement. At the commencement of each Interest Period for any LIBO Rate Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of U.S.$100,000 and not less than U.S.$1,000,000. At the commencement of each BA Contract Period for any BA Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $100,000 and not less than $1,000,000. Borrowings of more than one Type may be outstanding at the same time; provided that there shall not at any time be more than a total of five BA Borrowings or five LIBO Rate Borrowings outstanding.

          (g)      Notwithstanding any other provision of this Agreement, the Agent shall endeavour to manage Borrowings under this Agreement so that after giving effect to each Borrowing under each of the Credits, the aggregate exposure of each Lender under each of the Credits shall be in accordance with such Lender’s Applicable Percentage of such Credit, notwithstanding that such Lender may not share on a rateable basis in accordance with its Applicable Percentage with respect to each Type of Borrowing under each Credit.

2.3                Requests for Borrowings.

          (a)      The initial Borrowings hereunder on the Effective Date in respect of the Revolving Credit shall be Canadian Prime Borrowings under the Canadian Revolving Facility and U.S. Prime Borrowings under the U.S. Revolving Facility. Thereafter, to request a Borrowing under the Canadian Revolving Facility or the U.S. Revolving Facility, the Canadian Borrowers or the U.S. Borrowers, as the case may be, shall notify the Agent of such request by written Canadian Borrowing Request or U.S. Borrowing Request, as applicable, (i) in the case of a LIBO Rate Borrowing under the Canadian Revolving Facility, not later than 1:00 p.m., Toronto time, three Business Days before the date of the proposed Borrowing, (ii) in the case of a LIBO Rate Borrowing under the U.S. Revolving Facility, not later than 1:00 p.m., Toronto time, three, Business Days before the date of the proposed Borrowing, (iii) in the case of a BA Borrowing, not later than 1:00 p.m., Toronto time, two Business Days before the date of the proposed Borrowing, (iv) except for Canadian Prime Borrowings under the Canadian Cash Management Facility in respect of which no notice or Canadian Borrowing Request shall be required, in the case of a Canadian Prime Borrowing or a Base Rate Borrowing under the Canadian Revolving Facility, not later than 12:00 noon, Toronto time, on the date of the proposed Borrowing; (v) in the case of a U.S. Prime Borrowing under the U.S. Revolving Facility, not later than 12:00 noon Toronto time, on one Business Day before the date of the proposed Borrowing; (vi) in the case of the issuance of a Letter of Credit under the Canadian Revolving Facility in accordance with Section 2.19(1), not later than 1:00 p.m., Toronto time, five (5) Business Days before the date of the proposed Borrowing, and (vii) in the case of the issuance of a Letter of Credit under the U.S. Revolving Facility in accordance with Section 2.19(2), not later than 1:00 p.m., Toronto time, five (5) Business Days before the date of the proposed Borrowing. The Agent and each Lender are entitled to rely and act upon any written Canadian Borrowing Request or U.S. Borrowing Request, as the case may be, given or purportedly given by a Borrower, and each Borrower hereby waives the right to dispute the authenticity and validity of any such request or resulting transaction once the Agent or any Lender has advanced funds or made a BA Equivalent Loan or issued a Letter of Credit or a Letter a Credit Guarantee, based on such written Canadian Borrowing Request or U.S. Borrowing Request, as applicable.

          (b)      Each such written Canadian Borrowing Request shall be substantially in the form of Exhibit “B” and shall specify the following information:

(i)	the aggregate amount of each requested Borrowing and the Type thereof;

(ii)	the date of such Borrowing, which shall be a Business Day;

(iii)

whether such Borrowing is to be a Canadian Prime Borrowing, a BA Borrowing, a Base Rate Borrowing, a LIBO Rate Borrowing or the issuance of a Letter of Credit Guarantee or a Letter of Credit in accordance with Section 2.19;

(iv)

in the case of a LIBO Rate Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”, and in the case of a BA Borrowing, the initial BA Contract Period to be applicable thereto, which shall be a period contemplated by the definition of the term “BA Contract Period”; and

(v)	the location and number of the relevant Canadian Borrower’s account to which funds are to be disbursed, which shall comply with the requirements of this Agreement.

          (c)      Each such written U.S. Borrowing Request shall be substantially in the form of Exhibit “C” and shall specify the following information:

(i)	the aggregate amount of each requested Borrowing and the Type thereof;

(ii)	the date of such Borrowing, which shall be a Business Day;

(iii)	whether such Borrowing is to be a U.S. Prime Borrowing, a LIBO Rate Borrowing or the issuance of a Letter of Credit in accordance with Section 2.19;

(iv)	in the case of a LIBO Rate Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”; and

(v)	the location and number of the relevant U.S. Borrower’s account to which funds are to be disbursed, which shall comply with the requirements of this Agreement.

          (d)      If no election as to the Type of Borrowing is specified with respect to a requested Borrowing under the Canadian Revolving Facility, then the requested Borrowing shall be a Canadian Prime Borrowing (if denominated in Canadian Dollars) or a Base Rate Borrowing (if denominated in U. S. Dollars). If no currency is specified with respect to a requested Borrowing under the Canadian Revolving Facility, the Borrowing shall be denominated in Canadian Dollars. If no Interest Period is specified with respect to any requested LIBO Rate Borrowing with respect to a requested Borrowing under the Canadian Revolving Facility, then the Canadian Borrower shall be deemed to have selected an Interest Period of a one month duration. If no BA Contract Period is specified with respect to any requested BA Borrowing, then the Canadian Borrower shall be deemed to have selected a BA Contract Period of a one month duration.

          (e)      If no election as to the Type of Borrowing is specified with respect to a requested Borrowing under the U.S. Revolving Facility, then the requested Borrowing shall be a U.S. Prime Borrowing. If no Interest Period is specified with respect to any requested LIBO Rate Borrowing, then the U.S. Borrower shall be deemed to have selected an Interest Period of a one month duration.

          (f)      Each Borrowing initially shall be of the Type permitted pursuant to this Agreement as specified in the applicable Canadian Borrowing Request or U.S. Borrowing Request, as the case may be. Thereafter, the relevant Borrower may elect to convert a Borrowing to a different Type denominated in the same currency or to continue such Borrowing, in each case as permitted pursuant to this Agreement and, in the case of (i) a LIBO Rate Borrowing, may elect a new Interest Period therefore, or (ii) a BA Borrowing, may elect a new BA Contract Period therefor, all as provided in this Section 2.3(f) . The relevant Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated rateably among the Lenders holding the Loans comprising such Borrowing in accordance with their Applicable Percentage, and the Loans comprising each such portion shall be considered a separate Borrowing. To make an election pursuant to this Section 2.3(f), the relevant Borrower shall notify the Agent of such election in the manner and by the time that a Canadian Borrowing Request or U.S. Borrowing Request, as applicable, would be required under Section 2.3(a) if such Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. In addition to the information specified in Section 2.3(a), each Canadian Borrowing Request or U.S. Borrowing Request, as applicable, shall specify the Borrowing to which such request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing.

          (g)      In the absence of a timely and proper election with regard to (i) LIBO Rate Borrowings under the Canadian Revolving Facility, the applicable Canadian Borrower shall be deemed to have elected to convert such LIBO Rate Borrowings to Base Rate Borrowings on the last day of the Interest Period of the relevant LIBO Rate Borrowings under the Canadian Revolving Facility, (ii) LIBO Rate Borrowings under the U.S. Revolving Facility, the applicable U.S. Borrower shall be deemed to have elected to convert such LIBO Rate Borrowings to U.S. Prime Rate Borrowings on the last day of the Interest Period of the relevant LIBO Rate Borrowings under the U.S. Revolving Facility, and (iii) BA Borrowings, the applicable Canadian Borrower shall be deemed to have elected to convert such BA Borrowings to Canadian Prime Borrowings on the last day of the BA Contract Period of the relevant BA Borrowings.

          (h)      The Agent shall not incur any liability to any of the Borrowers as a result of acting in accordance with any notice or request referred to in this Section 2.3, which notice or request the Agent believes in good faith to have been given by an officer duly authorized by any Borrower to request Loans on its behalf or for otherwise acting in good faith under this Section 2.3, and the crediting of Loans to a Borrower’s disbursement accounts, or transmittal to such Person or other bank account as the Borrowers shall direct, shall conclusively establish the obligation of the Borrowers to repay such Loans as provided herein. Nothing herein shall, however, release or be deemed to release the Agent in respect of its gross negligence or wilful misconduct.

          (i)      Except to the extent otherwise permitted to the contrary hereunder, any Canadian Borrowing Request or U.S. Borrowing Request made pursuant to in this Section 2.3 shall be irrevocable and the applicable Borrower shall be bound to borrow the funds requested therein in accordance therewith.

2.4                Funding of Borrowings.

          (a)      Each Canadian Revolving Lender shall make each Canadian Revolving Loan to be made by it under the Canadian Revolving Facility on the proposed date thereof by wire transfer of immediately available funds by 2:00p.m., Toronto time, to the account of the Agent most recently designated by it for such purpose by notice to the Canadian Revolving

Lenders. The Agent will make such Canadian Revolving Loans available to the Canadian Borrowers by promptly crediting the amounts so received, in like funds, to an account of the applicable Canadian Borrower and designated by such Canadian Borrower in the applicable Canadian Borrowing Request. The Canadian Borrowers shall satisfy Reimbursement Obligations promptly as they arise by way of a request for a Canadian Revolving Loan and all Canadian Revolving Loans made hereunder to satisfy Reimbursement Obligations in respect of any Letter of Credit Guarantee shall be remitted by the Agent to the Canadian Issuing Bank (unless the Canadian Issuing Bank has already been fully reimbursed directly by the Canadian Borrowers in respect of drawings under the Letter of Credit under the Canadian Revolving Facility which is the subject of such Letter of Credit Guarantee).

          (b)      The Cash Management Lender shall make each Cash Management Loan to be made by it under the Canadian Cash Management Facility without notice from the Canadian Borrowers by overdraft, Canadian Prime Loans or Base Rate Loans only in such Canadian Borrower’s account maintained with the Cash Management Lender and which shall be made available by the Cash Management Lender by crediting such Canadian Borrower’s account with same day funds in the aggregate amount of such overdraft.

          (c)      Upon receipt of any U.S. Borrowing Request by a U.S. Borrower, the Agent shall promptly notify each U.S. Lender of the contents thereof and of such Lender’s Applicable Percentage of such Borrowing and confirm in writing that such requested Borrowing is permitted hereunder. Each U.S. Revolving Lender shall make each U.S. Revolving Loan to be made by it under the U.S. Revolving Facility on the proposed date thereof in accordance with such U.S. Borrowing Request by wire transfer of immediately available funds to the account of the applicable U.S. Borrower designated by such U.S. Borrower in the applicable U.S. Borrowing Request and each such U.S. Lender shall concurrently notify the Agent of the amount and date of such Loans. The U.S. Borrowers shall satisfy Reimbursement Obligations promptly as they arise by way of a request for a U.S. Revolving Loan and all U.S. Revolving Loans made hereunder to satisfy Reimbursement Obligations in respect of any Letter of Credit issued under the U.S. Revolving Facility shall be remitted by the U.S. Lenders to the U.S. Issuing Bank.

          (d)      The Agent may, upon notice given by the Agent no later than 12:00 p.m. Toronto time on any Canadian Revolving Settlement Date, request each Canadian Revolving Lender under the Canadian Revolving Facility to make, and each Canadian Revolving Lender hereby agrees to make, a Canadian Revolving Loan in an amount equal to such Lender’s Applicable Percentage of the Canadian Revolving Commitment (calculated with respect to the aggregate Canadian Revolving Commitments then outstanding) of the aggregate amount of the Canadian Revolving Loans made by the Agent from the preceding Canadian Revolving Settlement Date to the date of such notice. Each Canadian Revolving Lender’s obligation to make the Canadian Revolving Loans and to make the settlements pursuant to this Section 2.4 shall not be affected by any circumstance, including (i) any set-off, counterclaim, recoupment, defence or other right which any such Canadian Revolving Lender or Canadian Borrower may have against the Agent, such Canadian Borrower, any Canadian Revolving Lender or any other Person for any reason whatsoever; (ii) any adverse change in the condition (financial or otherwise) of such Canadian Borrower; or (iii) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

Without limiting the liability and obligation of each Canadian Revolving Lender to make such advances, the Canadian Borrowers authorize the Agent to charge such Canadian Borrower’s Loan Account to the extent amounts received from the Canadian Revolving Lenders are not sufficient to repay in full the amount of any such deficiency. To the extent that any Canadian Revolving Lender has failed to fund all such payments and Canadian Revolving Loans, the Agent shall be entitled to set off the funding short-fall against that Canadian Revolving Lender’s pro rata share of all payments received from the Canadian Borrowers.

          (e)      The Agent, for the account of the Canadian Revolving Lenders, shall disburse all amounts to the Canadian Borrowers and shall handle all collections. It is understood that for purposes of advances to the Canadian Borrowers under the Canadian Revolving Facility and for purposes of this Section 2.4, the Agent is using the funds of the Agent.

          (f)      Unless the Agent shall have been notified in writing by any Canadian Revolving Lender prior to any advance to a Canadian Borrower under the Canadian Revolving Facility that such Canadian Revolving Lender will not make the amount which would constitute its share of the Borrowing under the Canadian Revolving Facility on such date available to the Agent, the Agent may assume that such Canadian Revolving Lender shall make such amount available to the Agent on a Canadian Revolving Settlement Date, and the Agent may, in reliance upon such assumption, make available to such Canadian Borrower a corresponding amount. A certificate of the Agent submitted to any Canadian Revolving Lender with respect to any amount owing under this Section 2.4(f) shall be conclusive, absent manifest error. If such Canadian Revolving Lender’s share of such Borrowing is not in fact made available to the Agent by such Canadian Revolving Lender on the Canadian Revolving Settlement Date, the Agent shall be entitled to recover such amount with interest thereon at the rate per annum applicable to Canadian Revolving Loans hereunder, on demand, from such Canadian Borrower without prejudice to any rights which the Agent may have against such Canadian Revolving Lender hereunder. Nothing contained herein shall relieve any Canadian Revolving Lender which has failed to make available its Applicable Percentage of any Borrowing hereunder from its obligation to do so in accordance with the terms hereof. Nothing contained herein shall be deemed to obligate the Agent to make available to such Canadian Borrower the full amount of a requested advance when the Agent has any notice (written or otherwise) that any of the Canadian Revolving Lenders will not advance its Applicable Percentage thereof.

          (g)      On each Canadian Revolving Settlement Date, the Agent and the Canadian Revolving Lenders shall each remit to the other, in immediately available funds, all amounts necessary so as to ensure that, as of the Canadian Revolving Settlement Date, the Canadian Revolving Lenders shall have their Applicable Percentage (as determined under paragraph (a) of the definition thereof (for certainty, prior to the termination or expiration of the Commitment)) share of all outstanding Obligations under the Canadian Revolving Facility in accordance with their respective Canadian Revolving Commitments.

          (h)      The Canadian Cash Management Lender may, upon notice given by the Canadian Cash Management Lender to the Agent no later than 12:00 p.m. Toronto time on any Canadian Cash Management Settlement Date, request the Canadian Revolving Lenders under the Canadian Revolving Facility to make, and the Canadian Revolving Lenders hereby agree to make, a Canadian Revolving Loan in an amount equal to such Lender’s Applicable Percentage of the Canadian Revolving Commitment (calculated with respect to the aggregate Commitments then outstanding) of the aggregate amount of the Canadian Cash Management Loans made by the Canadian Cash Management Lender from the preceding Canadian Cash Management Settlement Date to the date of such notice. Each Canadian Revolving Lender’s obligation to make the Canadian Revolving Loans and to make the settlements pursuant to this Section 2.4(h) shall not be affected by any circumstance, including (i) any set-off, counterclaim, recoupment, defence or other right which the Canadian Revolving Lender or Canadian Borrower may have against the Agent, such Canadian Borrower, the Canadian Cash Management Lender or any other Person for any reason whatsoever; (ii) any adverse change in the condition (financial or otherwise) of such Canadian Borrower; or (iii) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing. Without limiting the liability and obligation of each Canadian Revolving Lender to make such advances, the Canadian Borrowers authorize the Agent to charge such Canadian Borrower’s Loan Account to the extent amounts received from the Canadian Revolving Lenders are not sufficient to repay in full the amount of any such deficiency. To the extent that any Canadian Revolving Lender has failed to fund all such payments and Canadian Cash Management Loans, the Agent shall be entitled to set off the funding short-fall against that Canadian Revolving Lender’s pro rata share of all payments received from the Canadian Borrowers. Upon the Canadian Cash Management Settlement Date, the Canadian Cash Management Commitment shall terminate, the Canadian Revolving Commitment shall be increased by the amount of the Canadian Cash Management Commitment and the Canadian Cash Management Facility shall no longer be available to the Canadian Borrowers.

          (i)      On each Canadian Cash Management Settlement Date, the Cash Management Lender and the Canadian Revolving Lenders shall each remit to the other, in immediately available funds, all amounts necessary so as to ensure that, as of the Canadian Cash Management Settlement Date, the Canadian Revolving Lenders shall have their Applicable Percentage share of all outstanding Obligations under the Canadian Cash Management Facility in accordance with their respective Canadian Revolving Commitments.

          (j)      The Agent shall forward to each Lender, at the end of each calendar month, a copy of the account statement rendered by the Agent to the Borrowers.

          (k)      The Agent shall, after receipt of any interest and fees earned under this Agreement, promptly remit to the Lenders their Applicable Percentage of their relevant Commitment of any (i) fees they are entitled to receive under the Credit, and (ii) interest computed at the rate and as provided for in this Agreement on all outstanding amounts advanced by the Canadian Revolving Lenders on each Canadian Revolving Settlement Date and, if applicable, each Canadian Cash Management Settlement Date, as applicable, prior to adjustment, that are subsequent to the last remittance by the Agent to the Lenders of such interest amounts.

2.5                Interest.

          (a)      The Loans comprising each Canadian Prime Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days or

366 days, as the case may be) at a rate per annum equal to the Canadian Prime Rate plus the Applicable Margin from time to time in effect. The Loans comprising each BA Borrowing shall bear interest (computed in advance on the basis of the actual number of days in the relevant BA Contract Period over a year of 365 days or 366 days, as the case may be) at a rate per annum equal to the BA Rate plus the Applicable Margin from time to time in effect. The Loans comprising each Base Rate Borrowing and U.S. Prime Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 360 days at a rate per annum equal to the Base Rate or the U.S. Prime Rate, as the case may be, plus the Applicable Margin from time to time in effect. The Loans comprising each LIBO Rate Borrowing shall bear interest (computed on the basis of the actual number of days in the relevant Interest Period over a year of 360 days) at the LIBO Rate for the Interest Period in effect for such LIBO Rate Borrowing plus the Applicable Margin.

          (b)      If there is a Default or an Event of Default has occurred and is continuing, all amounts outstanding hereunder (including all Loans and all Canadian Letter of Credit Exposure and all U.S. Letter of Credit Exposure) shall bear interest, after as well as before judgment, at a rate per annum equal to 2% plus the rate otherwise applicable to such Loan or Canadian Letter of Credit Exposure or U.S. Letter of Credit Exposure or, in the case of any amount not constituting principal or interest on a Loan, at a rate equal to 2% plus the rate otherwise applicable to, in the case of Canadian Dollar amounts, Canadian Prime Loans, or in the case of U.S. Dollar amounts owing to Canadian Revolving Lenders, Base Rate Loans or, in the case of U.S. Dollar amounts owing to U.S. Revolving Lenders, Prime Rate Loans.

          (c)      Accrued interest on each Loan shall be payable in arrears on the earlier of (i) each applicable Interest Payment Date, and (ii) the date of termination of the Commitments.

          (d)      All interest hereunder shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Any Loan that is repaid on the same day on which it is made shall bear interest for one day. The applicable Canadian Prime Rate, U.S. Prime Rate, Base Rate, LIBO Rate or BA Rate shall be determined by the Agent, and such determination shall be conclusive absent manifest error.

          (e)      For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day year or a 365 or 366 day year, as the case may be, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365 or 366, as applicable. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

          (f)      If any provision of this Agreement would oblige any of the Borrowers to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by any Applicable Law or would result in a receipt by that Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Applicable Law or so result in a receipt by that Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

(i)	first, by reducing the amount or rate of interest required to be paid to the affected Lender under Section 2.5; and

(ii)

thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid to the affected Lender which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).

2.6                Termination and Reduction of Commitments.

          (a)      Unless previously terminated and subject to any earlier demand for payment upon the occurrence of an Event of Default, the Commitments shall terminate on the Maturity Date.

          (b)      The Borrowers may, upon five Business Days prior written notice to the Agent, permanently cancel any unused portion of the Commitments under any of the Credits. The Agent shall promptly notify each Lender of the receipt by the Agent of any such notice. Any such cancellation shall be applied rateably in respect of the relevant Commitments of each Lender under the applicable Credit. Each notice delivered by the Borrowers pursuant to this Section 2.6(b) shall be irrevocable.

          (c)      Unless the Commitments have been previously terminated, upon the occurrence of the Maturity Date in respect of any Lender, the relevant Commitment thereof shall be permanently reduced to an amount equal to the amount of the Loans made by such Lender at such date and the relevant Commitment shall be permanently reduced by an amount equal to such reduction of such Commitment.

          (d)      Subject to the other terms and conditions of this Agreement and unless the Commitments have been earlier terminated, the Commitments shall be available hereunder from the Effective Date until the Maturity Date.

2.7                Repayment of Loans.

          Each of the Borrowers hereby unconditionally promises to pay to the Agent, for the account of the Canadian Revolving Lenders and the Cash Management Lender, as applicable (or directly to the U.S. Revolving Lenders in respect of the U.S. Revolving Loans and U.S. Letter of Credit Exposure as contemplated by Section 2.16 and Section 2.19(2)), provided however, that the applicable U.S. Revolving Lender shall notify the Agent as soon as practicable, but in any event on the same day, of any such repayment by a U.S. Borrower, the then unpaid principal amount of each Revolving Loan, the Canadian Letter of Credit Exposure and the U.S. Letter of Credit Exposure and all other Obligations, on the earlier of the Maturity Date and the date that the Commitment is terminated pursuant to Article 7.

2.8                Evidence of Debt

          (a)      Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of the Borrowers to such Lender resulting from each Borrowing made by such Lender hereunder, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

          (b)      The Agent shall maintain accounts in which it shall record (i) the amount of each Borrowing made hereunder, the Type thereof and, in the cases of BA Equivalent Loans and LIBO Rate Loans, the relevant BA Contract Period or Interest Period, applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Lender hereunder, and (iii) the amount of any sum received by the Agent hereunder for the account of the Lenders and each Lender’s share thereof. In addition, the Agent shall maintain a record of the amount of each Allocated Amount of Derivatives Exposure confirmed by the Agent from time to time to each Derivatives Lender and the Borrower pursuant to each Agent’s Confirmation.

          (c)      The entries made in the accounts maintained pursuant to Sections 2.8(a) and (b) shall be conclusive evidence (absent manifest error) of the existence and amounts of the obligations recorded therein and shall be admissible in any action or proceeding arising therefrom; provided that the failure of any Lender or the Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrowers to repay the Borrowings in accordance with the terms of this Agreement. In the event of a conflict between the records maintained by the Agent and any Lender, the records maintained by the Agent shall govern.

          (d)      Any Lender may request that Loans (other than BA Equivalent Loans) made by it be evidenced by a promissory note. In such event, the Borrowers shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form approved by the Agent and acceptable to such Borrower, acting reasonably. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

2.9                Prepayments.

          (a)      Mandatory Borrowing Base Prepayments. If at any time the aggregate Exposure (excluding for the purposes of paragraph (i) below, the aggregate outstanding principal amount of Cash Management Loans) of all Lenders is in excess of (i) the Borrowing Base or (ii) the total Commitment, the Borrowers shall immediately pay to the Agent, for the account of the Lenders, the amount of such excess to be applied (A) first, in satisfaction of all Reimbursement Obligations, if any, outstanding at such time, (B) second, as a prepayment of the Revolving Loans, and (C) third, as Cover for any remaining Canadian Letter of Credit Exposure and U.S. Letter of Credit Exposure, in an amount of such remaining excess. If at any time the aggregate exposure of all Lenders or any Lender to the Borrowers under any Credit exceeds the Canadian Revolving Commitment, the Cash Management Commitment or the U.S. Revolving Commitment, as the case may be, or such

Lender’s Canadian Revolving Commitment, such Lender’s Cash Management Commitment or such Lender’s U.S. Revolving Commitment, as the case may be, the relevant Borrowers shall immediately pay to the Agent for the account of the Lenders or the relevant Lender, as the case may be, the amount of such excess to be applied as a repayment of the relevant Revolving Loans or amount of such Revolving Loans owing to such Lender or as Cover for any remaining Canadian Letter of Credit Exposure or U.S. Letter of Credit Exposure, in the amount of such excess, as applicable.

          (b)      Application of Cover Amount. The amount of Cover shall be paid by the Borrowers to the Agent and retained by the Agent in a collateral account maintained by the Agent at its Payment Office and collaterally assigned to, or charged in favour of, the Agent as security until the earlier of such time as (i) there ceases to be any excess aggregate Exposure as contemplated in Section 2.9(a) above, and (ii) the applicable Letters of Credit shall have expired or matured and Reimbursement Obligations, if any, with respect thereto shall have been fully satisfied; provided that if any such Reimbursement Obligations are not satisfied when due hereunder, the Agent may apply any or all amounts in such collateral account in satisfaction of any or all such Reimbursement Obligations.

          (c)      Currency Fluctuations. If, at any time, the Canadian $ Equivalent of the Loans made by any Lender to the Borrowers under any Credit exceeds the Commitment of such Lender under such Credit (any such excess being referred to in this Section as an “Excess Amount”), then the Borrowers will forthwith repay to the Agent, for the account of each applicable Lender, an amount equal to the Excess Amount with respect to such Lender. The Agent shall request repayment of any Excess Amount forthwith upon request therefor by any Lender, but the Agent is not otherwise required to monitor Excess Amount levels or to request repayment thereof.

          (d)      Insurance Proceeds; Condemnation Awards. Insurance proceeds and awards or compensation received in connection with a Condemnation (as defined in Section 5.9) shall be used to repay the outstanding Loans on a pro rata basis within 10 days following receipt by any Credit Party of any such proceeds, awards or compensation, to the extent required by Section 5.9.

          (e)      Voluntary Prepayment. The Canadian Borrowers may, upon delivery of a Canadian Repayment Notice to the Agent (delivered in accordance with the notice periods applicable to delivery of a Canadian Borrowing Request under Section 2.3(a)), prepay all or any part of a Canadian Prime Borrowing, or Base Rate Borrowing, BA Borrowing or LIBO Rate Borrowing under the Canadian Revolving Facility (provided that any such prepayment of part of a BA Borrowing or a LIBO Borrowing, and any BA Borrowing or LIBO Borrowing not repaid by such partial payment, shall be in amounts contemplated by Section 2.2(f)), in each case, without the payment of any fee or penalty in respect of any such prepayment, provided that a BA Borrowing or LIBO Rate Borrowing or part thereof may only be repaid on the last day of the BA Contract Period or Interest Period, as the case may be. The U.S. Borrowers may, upon delivery of a U.S. Repayment Notice to the U.S. Revolving Lenders (delivered in accordance with the notice period applicable to delivery of a U.S. Borrowing Request under Section 2.3(a)), prepay all or any part of a U.S. Prime or LIBO Rate Borrowing under the U.S. Revolving Facility (provided that any such prepayment of part of a LIBO Borrowing, and any LIBO Borrowing not repaid by such partial payment, shall be in amounts contemplated by Section 2.2(f)), without the payment of any fee or penalty in respect of any such prepayment, provided that a LIBO Rate Borrowing or part thereof may only be repaid on the last day of the Interest Period. Each Canadian Repayment Notice and each U.S. Repayment Notice delivered hereunder shall be irrevocable at such time as the Agent or any Lender has commenced taking any action pursuant to any such prepayment notice. No prepayment under this Section 2.9(e)shall permanently reduce or terminate any of the Commitments.

          (f)      Notice by Agent. Upon receipt of any prepayment, Canadian Repayment Notice or U.S. Repayment Notice pursuant to this Section 2.9, the Agent shall promptly notify each applicable Lender of the contents thereof and of such Lender’s Applicable Percentage of such prepayment.

2.10              Fees.

          (a)      Each Canadian Borrower shall pay to the Agent for the account of and distribution to each Canadian Revolving Lender (excluding the Cash Management Lender) rateably in accordance with each such Lender’s Applicable Percentage of the Canadian Revolving Commitment (including the Canadian Cash Management Commitment) an unused line fee (the “Canadian Unused Line Fee”) for the period commencing on the Effective Date to and including the Maturity Date (or such earlier date as the Canadian Revolving Commitments shall have been terminated entirely) computed at a rate per annum equal to the Applicable Margin associated with the Unused Line Fee and calculated on the average daily excess amount of the aggregate Canadian Revolving Commitments over the aggregate outstanding principal amount of the Canadian Revolving Loans (excluding the aggregate outstanding principal amount of the Cash Management Loans) and the Canadian Letter of Credit Exposure. The Canadian Unused Line Fees on the Canadian Revolving Commitments shall be calculated monthly in arrears on the last Business Day of each calendar month (and on the date on which the Canadian Revolving Commitments terminate) and each such calculated amount shall be payable on the first Business Day of the immediately following calendar month (or on the date on which the Canadian Revolving Commitments terminate, as the case may be). All Canadian Unused Line Fees shall be computed on the basis of a year of 365 or 366 days, as the case may be, and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

          (b)      Each U.S. Borrower shall pay directly to the U.S. Revolving Lender an unused line fee (the “U.S. Unused Line Fee”) for the period commencing on the Effective Date to and including the Maturity Date (or such earlier date as the U.S. Revolving Commitments shall have been terminated entirely) computed at a rate per annum equal to the Applicable Margin associated with the Unused Line Fee and calculated on the average daily excess amount of the aggregate U.S. Revolving Commitments over the aggregate outstanding principal amount of the U.S. Revolving Loans and the U.S. Letter of Credit Exposure. The U.S. Unused Line Fees on the U.S. Revolving Commitments shall be calculated monthly in arrears on the last Business Day of each calendar month (and on the date on which the U.S. Revolving Commitments terminate) and each such calculated amount shall be payable on the first Business Day of the immediately following calendar month (or on the date on which the U.S. Revolving Commitments terminate, as the case may be). All U.S. Unused Line Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

          (c)      Each Canadian Borrower agrees to pay to the Agent for the account of CIT a guarantee fee (a “Letter of Credit Guarantee Fee”) with respect to the provision of Letter of Credit Guarantees issued with respect to a Letter of Credit issued under the Canadian Revolving Facility which is a documentary letter of credit, at the rate of 1.00% per annum on the average daily amount of the Canadian Letter of Credit Exposure associated with such Letters of Credit, and with respect to the provision of Letter of Credit Guarantees issued with respect to a Letter of Credit which is a standby letter of credit, at the rate equal to the Applicable Margin for letters of credit calculated on the average daily amount of the Canadian Letter of Credit Exposure associated with such standby letters of credit, in each case, during the period from and including the Effective Date (or the date on which any such Canadian Letter of Credit Exposure first exists to but excluding the later of: (i) the date of termination of the Revolving Credit Commitments, and (ii) the date on which there ceases to be any such Canadian Letter of Credit Exposure. All such Letter of Credit Guarantee Fees shall be calculated monthly in arrears on the last Business Day of each calendar month (and on the date on which such Commitments terminate) and each such calculated amount shall be payable on the first Business Day of the immediately following calendar month (or on the date on which the Commitments terminate, as the case may be); provided that all Letter of Credit Guarantee Fees, together with all Standard Letter of Credit Fees, accruing after the date on which the Commitments terminate shall be payable on demand. All Letter of Credit Guarantee Fees payable pursuant to this Section 2.10(c) shall be computed on the basis of a year of 365 or 366 days, as the case may be, and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

          (d)      Each U.S. Borrower agrees to pay to the U.S. Issuing Bank a fee (a “Letter of Credit Fee”) with respect to the provision of Letters of Credit issued under the U.S. Revolving Facility which is a documentary letter of credit, at the rate of 1.00% per annum on the average daily amount of the U.S. Letter of Credit Exposure associated with such Letters of Credit, and with respect to a Letter of Credit which is a standby letter of credit, at the rate equal to the Applicable Margin for letters of credit calculated on the average daily amount of the U.S. Letter of Credit Exposure associated with such standby letters of credit, in each case, during the period from and including the Effective Date (or the date on which any such U.S. Letter of Credit Exposure first exists to but excluding the later of: (i) the date of termination of the Revolving Credit Commitments, and (ii) the date on which there ceases to be any such U.S. Letter of Credit Exposure. All such Letter of Credit Fees shall be calculated monthly in arrears on the last Business Day of each calendar month (and on the date on which such Commitments terminate) and each such calculated amount shall be payable on the first Business Day of the immediately following calendar month (or on the date on which the Commitments terminate, as the case may be); provided that all such Letter of Credit Fees accruing after the date on which the Commitments terminate shall be payable on demand. All Letter of Credit Fees payable pursuant to this Section 2.10(d) shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

          (e)      The Borrowers also agree to pay to the Agent, for the account of CIT, and the U.S. Issuing Bank, the Canadian Issuing Bank’s and U.S. Issuing Bank’s, as applicable, standard fees (the “Standard Letter of Credit Fees”) with respect to the administration, handling, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder, provided that, for clarification such Standard Letter of Credit Fees shall not include any “fronting” fees or like fees. Such Standard Letter of Credit Fees shall be payable within 10 days after demand by the Agent, CIT or the U.S. Issuing Bank.

          (f)      The Borrowers agree to pay to the Agent, for the account of the respective Lenders, as agreed with the Agent, on the Effective Date the Loan Facility Fee.

          (g)      The Borrowers agree to pay to the Agent, for the Agent’s own account, (i) on the Effective Date and on the first Business Day of each calendar month thereafter the Administrative Management Fee, which the Borrowers acknowledge and agree shall be fully earned when paid, (ii) the Agent’s standard charges, fees, costs and expenses for its field examinations (subject to the provisions of Section 5.1(q)) and verifications (including monthly accounts receivable verifications) as set forth in the Fee Letter; and (iii) fees payable in the amounts and at the times separately agreed upon in writing between the Borrowers and the Agent.

          (h)      All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Agent, for its own account or for distribution to the Lenders , as the case may be. Fees paid shall not be refundable except in the case of manifest error in the calculation of any fee payment.

2.11              BA Equivalent Loans.

          (a)      Subject to the terms and conditions of this Agreement, a Canadian Borrower may request a BA Borrowing under the Canadian Revolving Facility in accordance with Section 2.3. Promptly following receipt of a Canadian Borrowing Request specifying a BA Borrowing, the Agent shall so advise the Canadian Revolving Lenders and provide information as to the applicable BA Contract Period and the BA Rate of such BA Equivalent Loan. Each Canadian Revolving Lender will provide to the Agent its Applicable Percentage of such BA Equivalent Loan for the account of such Canadian Borrower.

          (b)      No BA Contract Period with respect to a BA Equivalent Loan under the Credit shall extend beyond the Maturity Date.

          (c)      Subject to repayment requirements, on the last day of the relevant BA Contract Period for a BA Equivalent Loan, the Canadian Borrowers shall be entitled to convert such BA Equivalent Loan into another Type of Loan, or to roll over such BA Equivalent Loan into another BA Equivalent Loan, all in accordance with the applicable provisions of this Agreement.

          (d)      With respect to each BA Borrowing, at or before 1:00 p.m. two Business Days before the last day of the BA Contract Period of such BA Borrowings, a Canadian Borrower shall notify the Agent in writing, if such Canadian Borrower intends to roll over such BA Equivalent Loan into another BA Equivalent Loan on such last day of the BA Contract

Period. If a Canadian Borrower fails to notify the Agent of its intention to roll over such BA Equivalent Loan into another BA Equivalent Loan on such last day of the BA Contract Period, such Canadian Borrower shall provide payment to the Agent on behalf of the Canadian Revolving Lenders of an amount equal to the aggregate face amount of such BA Borrowings on the last day of the BA Contract Period thereof. If a Canadian Borrower fails to make such payment, such maturing BA Borrowings shall be deemed to have been converted on the last day of the BA Contract Period into a Canadian Prime Loan in an amount equal to the aggregate amount of such BA Borrowings.

          (e)      Except as required by any Canadian Revolving Lender upon the occurrence of an Event of Default, no BA Equivalent Loan may be repaid by a Canadian Borrower prior to the expiry date of the BA Contract Period applicable to such BA Equivalent Loan; provided, however, that such Canadian Borrower may defease any BA Equivalent Loan by depositing with the Agent an amount determined by the Agent that is sufficient to repay such BA Equivalent Loan on the expiry date of the BA Contract Period applicable to such BA Equivalent Loan.

2.12              Increased Costs; Illegality.

          (a)      If any Change in Law shall:

(i)	impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender; or

(ii)

impose on any Lender, the Canadian Issuing Bank, the U.S. Issuing Bank or the London interbank market any other condition affecting this Agreement (including the imposition on any Lender of, or any change to, any Indemnified Tax or other charge with respect to its LIBO Rate Loans or any Letter of Credit or participation therein, or its obligation to make LIBO Rate Loans or any Letter of Credit);

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender of participating in, issuing or maintaining any Letters of Credit, Letter of Credit Guarantees or any Loan or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or otherwise), then the Borrowers will pay to such Lender, such additional amount or amounts as will compensate such Lender, for such additional costs incurred or reduction suffered.

          (b)      If any Lender determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit or Letter of Credit Guarantees held by such Lender, or the Letters of Credit or Letter of Credit Guarantees issued by the Canadian Issuing Bank or the U.S. Issuing Bank, as applicable, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy) and such Lender’s desired return on capital, then from time to time the Borrowers will pay to such Lender, such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

          (c)      A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender as specified in Sections 2.12(a) or (b), together with a description in reasonable detail of the Change of Law, shall be delivered to the Borrowers, and shall be conclusive evidence, absent manifest error, as to the compensation required to be paid by the applicable Borrowers pursuant to Sections 2.12(a) or (b), as the case may be. In preparing any such certificate, a Lender shall be entitled to use averages and to make reasonable estimates, and shall not be required to “match contracts” or to isolate particular transactions. The Borrowers shall pay such Lender the amount shown as due on any such certificate within 30 days after receipt thereof.

          (d)      Failure or delay on the part of any Lender to demand compensation pursuant to this Section 2.12 shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the Borrowers shall not be required to compensate a Lender pursuant to this Section 2.12 for any increased costs incurred or reductions suffered more than 90 days prior to the date that such Lender delivers to the Borrowers the certificate contemplated in clause 2.12(c) above notifying the Borrowers of the Change in Law giving rise to the applicable increased costs or reduction(s) suffered and of such Lender’s intention to claim compensation therefor.

          (e)      This Section 2.12 shall not apply to increased costs with respect to Taxes, which shall be governed solely by Section 2.14

2.13              Break Funding Payments.

          In the event of (a) the failure by the Borrower to borrow, convert, continue or prepay any Loan on the date specified in any notice delivered by the Borrower pursuant hereto, or (b) the payment or conversion of any principal of any BA Borrowing or LIBO Rate Loan other than on the last day of a BA Contract Period or, as applicable, Interest Period applicable thereto (including as a result of an Event of Default), or (c) the prepayment or conversion of any BA Borrowing or LIBO Rate Loan other than on the last day of the BA Contract Period or Interest Period applicable thereto, then, in any such event, the Borrowers shall compensate each Lender for the loss, cost and expense attributable to such event. A certificate of any Lender setting forth in reasonable detail any amount or amounts that such Lender is entitled to receive pursuant to this Section 2.13 shall be delivered to the applicable Borrower and shall be conclusive absent manifest error. The applicable Borrower shall pay such Lender the amount shown as due on any such certificate within 20 days after receipt thereof.

2.14              Taxes.

          (a)      Any and all payments by or on account of any obligation of the Credit Parties hereunder shall be made free and clear of and without deduction or withholding for any Indemnified Taxes; provided that if any of the Credit Parties shall be required by Applicable Law to deduct or withhold any Indemnified Taxes from such payments, then (i) the sum payable shall be increased as necessary so that, after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section 2.14), the Agent or Lender (as the case may be) receives an amount equal to the sum it would have received had no such deduction or withholding been made, (ii) the relevant Credit Party shall make such deduction or withholding, and (iii) the relevant Credit Party shall pay to the relevant Governmental Authority in accordance with Applicable Law the full amount deducted or withheld.

          (b)      In addition to the payments by the Credit Parties required by Section 2.14(a), the Credit Parties shall pay any and all present or future stamp or documentary Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement to the relevant Governmental Authority in accordance with Applicable Law.

          (c)      The Credit Parties shall indemnify the Agent, and each Lender, within 20 days after written demand therefor, for the full amount of any Indemnified Taxes paid by the Agent or Lender, as the case may be, on or with respect to any payment by or on account of any obligation of the Credit Parties hereunder (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.14) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Borrower by a Lender, or by the Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

          (d)      As soon as practicable after any payment of Indemnified Taxes by a Credit Party to a Governmental Authority, such Credit Party shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

          (e)      If the Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes as to which it has been indemnified by the Credit Parties or with respect to which the Credit Parties have paid additional amounts pursuant to this Section 2.14 and, in the Agent’s or such Lender’s opinion, such refund amount is both reasonably identifiable and quantifiable by it without involving it in an unacceptable administrative burden, it shall pay over such refund amount to the applicable Credit Party (but only to the extent of indemnity payments made, or additional amounts paid, by such Credit Party under this Section 2.14 with respect to the Taxes giving rise to such refund, and only to the extent that the Agent or Lender, as applicable, is satisfied that it may do so without prejudice to its right, as against the relevant Governmental Authority, to retain such refund), net of all Out-of-Pocket Expenses of the Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the applicable Credit Party, upon the request of the Agent or such Lender, agrees to repay the amount paid over to such Credit Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender if the Agent or such Lender is required to repay such refund to such Governmental Authority. Nothing herein contained shall (i) interfere with the right of the Agent or any Lender to arrange its affairs in whatever manner it thinks fit and, in particular, no Lender shall be under any obligation to claim relief for tax purposes on its corporate profits or otherwise, or to claim such relief in priority to any other claims, reliefs, credits or deductions available to it, or (ii) require the Agent or any Lender to make available its tax returns (or any other information relating to its Taxes which it deems confidential) to the Borrowers or any other Person.

          (f)      The Agent and each Lender that is a Lender to the U.S. Borrowers agrees to deliver (with respect to itself only) to the applicable U.S. Borrower and the Agent, on or prior to the Effective Date or, in the case of such an Agent appointed after the Effective Date pursuant to Section 8.9 or a Lender that is an assignee or successor of an interest under this Agreement pursuant to Section 9.4 (unless the respective Lender was already a Lender to the applicable U.S. Borrower hereunder immediately prior to such assignment or transfer and is in compliance with the provisions of this Section 2.14(f)), on the date of such assignment or transfer to such Lender, or, if a Lender changes its lending office, on the date of such change in lending office, (and, in each case, from time to time thereafter upon the expiration or invalidity of the IRS Form described below or upon the request of the applicable U.S. Borrower or the Agent) two (2) copies of whichever of the following is applicable:

(i)

duly completed, executed original IRS Form W-9 (or successor forms) certifying to such Person’s entitlement as of such date to a complete exemption from United States backup withholding tax with respect to payments to be made under this Agreement and under any other Loan Document,

(ii)

duly completed, executed original IRS Form W-8BEN (or successor forms) establishing eligibility for benefits of an income tax treaty to which the United States is a party or an exemption provided by the Code,

(iii)	duly completed, executed original IRS Form W-8ECI (or successor forms), establishing an exemption from withholding of United States federal income tax,

(iv)

in the case of a Lender or the Agent, as applicable, claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (A) a duly completed, executed original certificate to the effect that such Lender or the Agent is not (1) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (2) a “10 percent shareholder” of the applicable Borrower within the meaning of Section 881(c)(3)(B) of the Code, or (3) a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code and (B) duly completed, executed original IRS Form W-8BEN (or successor forms) certifying that such Lender or the Agent is not a United States person within the meaning of Section 7701(a)(30) of the Code, or

(v)	duly completed, executed original IRS Form W-8IMY (or successor forms), together with appropriate certifications and supporting statements.

          Notwithstanding any other provisions of this paragraph, a Lender shall not be required to deliver any IRS Form pursuant to this Section 2.14(f) that such Lender is not legally able to deliver.

2.15              Designation of Different Lending Office and Replacement of Lenders.

          (a)      If any Lender requests compensation under Section 2.12, or requires any Credit Party to pay any additional amount pursuant to Section 2.14, then such Lender shall use reasonable efforts to designate a different lending office of the Lender for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another office or branch of the Lender, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.12 or Section 2.14, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be materially disadvantageous to such Lender. The Borrowers agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment. A certificate setting forth such costs and expenses submitted by such Lender to the Borrowers shall be conclusive absent manifest error.

          (b)      If any Lender requests compensation under Section 2.12, or if any Credit Party is required to pay any additional amount pursuant to Section 2.14, or if any Lender defaults in its obligation to fund any Loan hereunder, or if such Borrower exercises its replacement rights under Section 9.2(d), then such Borrower may, at its sole expense and effort, upon written notice by such Borrower to such Lender and the Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 9.4), all of its interests, rights and obligations under this Agreement and the other Loan Documents to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(i)	the assigning Lender shall have paid to the Agent the processing and recordation fee specified in Section 9.4(b);

(ii)

such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and that portion of any Reimbursement Obligations, if any, owing to such Lender, accrued interest thereon and any accrued fees and all other amounts payable to it under this Agreement or any other Loan Document (including any amounts under Section 2.13) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts), as applicable;

(iii)	in the case of any such assignment resulting from a claim for compensation under Section 2.12 or payments required to be made pursuant to Section 2.14, such assignment will result in a reduction in such compensation or payments thereafter; and

(iv)	such assignment would not violate any Applicable Law.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation cease to apply.

2.16              Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

          (a)      Each Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or amounts payable in respect of Reimbursement Obligations, amounts payable under any of Sections 2.12, 2.13 or 2.14, or amounts otherwise payable hereunder) prior to (i) 12:00 noon, Toronto time, in the case of the Canadian Revolving Facility and the Canadian Cash Management Facility, and (ii) 12:00 noon, Toronto time, in the case of the U.S. Revolving Facility, on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Agent or, with respect to payments made to the U.S. Lender, may in the discretion of the U.S. Lender, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments in respect of (i) the Canadian Revolving Loans, shall be made to the Agent at the Payment Office, (ii) the Cash Management Loans, shall be made to the Cash Management Lender, as so directed by the Cash Management Lender; and (iii) the U.S. Revolving Loans, to the U.S. Lender in accordance with the wire instructions set forth on the signature pages hereof for such Lender or as otherwise designated in writing, except that payments pursuant to any indemnities contained herein shall be made directly to the Persons entitled thereto. The Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension, provided that, in the case of any payment with respect to a LIBO Rate Loan, the date for payment shall be advanced to the next preceding Business Day if the next succeeding Business Day is in a subsequent calendar month. All payments under this Section 2.16 in respect of LIBO Rate Loans, Base Rate Loans, U.S. Prime Loans and Letters of Credit issued under the U.S. Revolving Facility shall be made in U.S. Dollars. All other payments under this Section 2.16 shall be made in Canadian Dollars. The Borrowers hereby authorize the Agent and U.S. Lenders; as applicable, to debit the Loan Account of each Canadian Borrower or each U.S. Borrower, as applicable, to effect any payment due to the Lenders or the Agent pursuant to this Agreement. Any resulting overdraft in such account shall be payable by the Borrowers to the Agent in same day funds.

          (b)      Subject to Section 7.2(c), if at any time insufficient funds are received by and available to the Agent to pay fully all amounts of principal, interest, fees, amounts payable in respect of Reimbursement Obligations, amounts payable under any of Sections 2.12, 2.13 or 2.14 and other amounts payable hereunder, any available funds shall be applied (i) first, to pay any fees, indemnities or expense reimbursements then due to the Agent from the

Borrowers, (ii) second, to pay any fees or expense reimbursements then due to the Lenders from the Borrowers, (iii) third, to pay interest due in respect of all Revolving Loans, (iv) fourth, to pay or prepay principal of the Revolving Loans and unpaid Reimbursement Obligations and (v) fifth, to the payment of any other Obligation due to the Agent or any Lender by the Borrowers, including amounts payable under any of Sections 2.12, 2.13 or 2.14 and other amounts otherwise payable hereunder.

          (c)      If any Lender shall, by exercising any right of set-off or counterclaim or otherwise (subject to Section 7.2(c), Section 7.2(d) and Section 2.18), obtain payment in respect of any principal of or interest on or fees in respect of any of its Revolving Loans or its share of Reimbursement Obligations resulting in such Lender receiving payment of a greater proportion of the aggregate amount of any principal of or interest on or fees in respect of any of its Revolving Loans or its share of Reimbursement Obligations than the proportion to which it is entitled, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Revolving Loans under the Canadian Revolving Facility or the U.S. Revolving Facility, as applicable, or participations in Reimbursement Obligations owed to other Lenders (as the case may be) to the extent necessary so that the benefit of all such payments shall be shared by the Lenders rateably under the Canadian Revolving Facility or the U.S. Revolving Facility, as applicable, taking into account each of the Applicable Percentages of the Canadian Revolving Commitment or the U.S. Revolving Commitment, as applicable, in respect of each Lender; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) this Section 2.16(c) shall not apply to any payment made by a Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in Reimbursement Obligations to any assignee or participant, other than to the Borrower or other Credit Party or any Affiliate thereof (as to which the provisions of this paragraph shall apply). Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

          (d)      Unless the Agent shall have received written notice from the relevant Borrowers prior to the date on which any payment is due to the Agent for the account of the Lenders hereunder that the Borrowers will not make such payment, the Agent may assume that the Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders, the amount due to such Lenders. In such event, if the Borrowers have not in fact made such payment, then each of the Lenders, severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent (i) if distributed under the Canadian Revolving Facility, at the applicable rate for Canadian Prime Loans (if such amount is denominated in Canadian Dollars) or the applicable rate for Base Rate Loans (if such amount is denominated in U.S. Dollars); (ii) if distributed under the Canadian Cash

Management Facility, at the applicable rate for Canadian Prime Loans (if such amount is denominated in Canadian Dollars) or the applicable rate for Base Rate Loans (if such amount is denominated in U.S. Dollars); or (iii) if distributed under the U.S. Revolving Facility, at the applicable rate for U.S. Prime Loans.

          (e)      If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.16(d), then the Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Agent for the account of such Lender to satisfy such Lender’s obligations under such Section 2.16(d) until all such unsatisfied obligations are fully paid.

          (f)      Nothing in this Agreement shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

2.17              Currency Indemnity.

          If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement or any other Loan Document, it becomes necessary to convert into a particular currency (the “Judgment Currency”) any amount due under this Agreement or under any other Loan Document in any currency other than the Judgment Currency (the “Currency Due”), then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For this purpose “rate of exchange” means the rate at which the Agent is able, on the relevant date, to purchase the Currency Due with the Judgment Currency in accordance with its normal practice at its head office in Toronto, Ontario. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of receipt by the Agent of the amount due, the Borrowers will, on the date of receipt by the Agent, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by the Agent on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of receipt by the Agent is the amount then due under this Agreement or such other Loan Document in the Currency Due. If the amount of the Currency Due which the Agent is so able to purchase is less than the amount of the Currency Due originally due to it, the Borrowers shall indemnify and save the Agent and the Lenders harmless from and against all loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement and the other Loan Documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Agent from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement or any other Loan Document or under any judgment or order.

2.18              Collection of Accounts.

          (a)      Each Credit Party shall, and shall cause each other Credit Party to at its expense, enforce, collect and receive all amounts owing on its Accounts in the ordinary course of its business and any proceeds it so receives shall be subject to the terms hereof. Any proceeds received by a Credit Party in respect of Accounts, and any cheques, cash, credit card sales and receipts, notes or other instruments or property received by a Credit Party with respect to any Collateral, including, without limitation, in connection with a Permitted A/R Put, shall be held by such Credit Party in trust for the Agent, separate from such Credit Party’s other Property which does not constitute Collateral, and promptly turned over to the Agent with proper assignments or endorsements by deposit to the Blocked Accounts (as defined below).

          (b)      Each Credit Party shall, and shall cause each other Credit Party to: (i) irrevocably authorize and direct any bank which maintains any Credit Party’s initial receipt of cash, cheques and other items to promptly wire transfer all available funds to a Blocked Account; and (ii) advise all such banks of the Agent’s security interest in funds on deposit in the Blocked Accounts. Each Credit Party shall, and shall cause each other Credit Party to, provide the Agent with prior written notice of any and all deposit accounts opened or to be opened subsequent to the Effective Date. Subject to Section 2.18(d), all amounts received by the Agent in payment of Accounts will be credited to the Loan Accounts when the Agent is advised by its bank of its receipt of “collected funds” at the Agent’s bank account in Toronto, Ontario on the Business Day of such advise if advised no later than 12:00 noon, Toronto time, or on the next succeeding Business Day if so advised after 12:00 noon, Toronto time. Subject to Section 2.18(d), all amounts received by JPMorgan in payment of Accounts located in the United States of America will be credited to the Loan Accounts when JPMorgan is in receipt of “collected funds” on the Business Day of such receipt. No cheques, drafts or other instrument received by the Agent shall constitute final payment to the Agent unless and until such instruments have actually been collected.

          (c)      Subject to the last sentence of this paragraph (c), following the occurrence of a Cash Dominion Trigger Event and until an occurrence of a Cash Dominion Recovery Event, at the request of the Agent, the Credit Parties shall, and shall cause each other Credit Party to: (i) indicate on all of its invoices that funds should be delivered to and deposited in a lock box or a Blocked Account, as applicable; and (ii) direct all of its account debtors to deposit any and all proceeds of Collateral into the Blocked Accounts, provided however that a Cash Dominion Recovery Event shall only be effective upon written notice by the Borrowers to the Agent and may not be effective more than two times in any consecutive twelve month period. Each Credit Party shall, and shall cause each other Credit Party to (i) notify all account debtors of the Credit Parties which will be making payments to an account located in the United States of America of a Credit Party, that such payments should be delivered to and deposited in a Blocked Account subject to a Blocked Account Agreement; and (ii) direct all of such account debtors to deposit any and all proceeds of Collateral directly into such Blocked Accounts.

          (d)      Each Credit Party shall, and shall cause each other Credit Party to, establish and maintain, in its own respective name and at its expense, deposit accounts and lock boxes with such banks as are acceptable to the Agent (the “Blocked Accounts”) into which the Credit Parties shall promptly cause to be deposited all proceeds of Collateral received by any Credit Party, including all amounts payable to any Credit Party from credit card issuers and credit card processors and any account debtors. The banks at which the Blocked Accounts are established and the applicable Credit Parties shall enter into three-party agreements, in form and substance satisfactory to the Agent (the “Blocked Account Agreements”), providing that, among other things, all cash, cheques and items received or deposited in the Blocked Accounts are subject to Liens in favour of the Agent, that the depository bank has no Lien upon, or right of set off against, the Blocked Accounts and any cash, cheques, items, wires or other funds from time to time on deposit therein, except as otherwise provided in the Blocked Account Agreements, and that, after a Cash Dominion Trigger Event and until an occurrence of a Cash Dominion Recovery Event, on a daily basis the depository bank will wire, or otherwise transfer, in immediately available funds, all funds received or deposited into the Blocked Accounts to such bank account as the Agent may from time to time designate for such purpose; provided that at all times, subject to Section 7.2(c), (i) after a Cash Dominion Trigger Event, but prior to the occurrence and continuance of an Event of Default, amounts received in Blocked Accounts located in (y) Canada shall be transferred to the Agent to be applied to the Canadian Revolving Loans, and (z) the United States of America, shall be transferred to JPMorgan (or such other U.S. Lender as may be acceptable to the Agent in the event JPMorgan is no longer a U.S. Lender) to be applied to the U.S. Revolving Loans, and (ii) after the occurrence and during the continuance of an Event of Default, amounts received in Blocked Accounts (y) located in Canada, shall be transferred to the Agent to be applied in accordance with Section 2.16(b), and (z) located in the United States of America, shall be transferred to JPMorgan (or such other U.S. Lender as may be acceptable to the Agent in the event JPMorgan is no longer a U.S. Lender) and, subject to receipt of the prior written consent of the Agent, may be applied to the U.S. Revolving Loans and shall otherwise be transferred to the Agent. The Credit Parties hereby confirm and agree that all amounts deposited in such Blocked Accounts and any other funds received and collected by the Agent, whether as proceeds of Inventory or other Collateral or otherwise, shall be subject to the Liens in favour of the Agent.

          (e)      The Credit Parties hereby acknowledge, confirm and agree that the implementation of the cash management arrangements in this Section 2.18 is a contractual right provided to the Agent and the Lenders hereunder in order for the Agent and the Lenders to manage and monitor their collateral position and not a proceeding for enforcement or recovery of a claim, or pursuant to, or an enforcement of, any security or remedies whatsoever, that the cash management arrangements contemplated herein are critical to the structure of the lending arrangements contemplated in this Section 2.18, that the Agent and the Lenders are relying on the Credit Parties’ acknowledgment, confirmation and agreement with respect to such cash management arrangements in making the Credit available to the Borrowers and in particular that any accommodation of Credit is being provided by the Agent and the Lenders to the Borrowers strictly on the basis of a Borrowing Base calculation to fully support and collateralize any such accommodations of Credit hereunder.

2.19              Letters of Credit.

          (1)      Letters of Credit under the Canadian Revolving Facility.

          In order to assist the Canadian Borrowers in establishing Letters of Credit with the Canadian Issuing Bank, the Canadian Borrowers have requested CIT and CIT has agreed to execute a Letter of Credit Guarantee subject to the following terms and conditions:

          (a)      Within the limits of CIT’s Canadian Revolving Commitment, the Borrowing Base and the Canadian Letter of Credit Sub-Line, CIT shall assist each Canadian Borrower in obtaining Letters of Credit under the Canadian Revolving Facility by issuing a Letter of Credit Guarantee provided that (i) no Default or Event of Default exists hereunder or would result from the issuance of such Letter of Credit, (ii) such Letters of Credit shall not have an expiration date subsequent to the Maturity Date, and (iii) the term, form and purpose of each Letter of Credit and all documentation in connection therewith, and any amendments, modifications or extensions thereof, shall be acceptable to the Agent, CIT and the Canadian Issuing Bank. Any and all outstanding Letter of Credit Guarantees shall be an availment of and outstanding under the Canadian Revolving Facility and CIT’s Canadian Revolving Commitment and the amount of each such Letter of Credit Guarantee shall be deemed to constitute and form part of the Obligations in the same manner as all other Obligations of the Borrowers under this Agreement, and shall be secured by the Loan Documents and availability under CIT’s Commitment shall be reduced by such amount.

          (b)      Each request for a Letter of Credit under the Canadian Revolving Facility shall be made by way of a Canadian Borrowing Notice given by a Canadian Borrower to CIT and the Agent not later than 1:00 p.m., Toronto time, on five (5) Business Days notice. Canadian Borrowing Notice shall be irrevocable and binding on such Canadian Borrower and shall specify (i) the face amount of the Letter of Credit, (ii) whether the Letter of Credit is to be denominated in Canadian Dollars or U.S. Dollars, (iii) the expiration date, and (iv) the name and address of the beneficiary.

          (c)      No Letter of Credit shall require that payment against a conforming draft to be made on the same Business Day upon which the draft was presented, unless such presentation is made before 1:00 pm (Toronto time) on such Business Day.

          (d)      Prior to the issuance of a Letter of Credit under the Canadian Revolving Facility, the applicable Canadian Borrower shall provide a precise description of the documents and the verbatim text of any certificates to be presented by the beneficiary which, if presented by the beneficiary, would require the Canadian Issuing Lender to make payment under the Letter of Credit. CIT or the Canadian Issuing Bank may require changes in any such document or certificate.

          (e)      The Agent shall have the right, without notice to a Canadian Borrower, to charge the applicable Canadian Borrower’s Loan Account with the amount of all indebtedness, liability or obligation of any kind incurred by CIT under each Letter of Credit Guarantee at the earlier of (a) payment by CIT under such Letter of Credit Guarantee, or (b) upon the occurrence of an Event of Default which is continuing. Any amount charged to a Canadian Borrower’s Loan Account shall be deemed a Canadian Revolving Loan advanced by CIT pursuant to such Lender’s Canadian Revolving Commitment hereunder and shall incur interest at a rate based upon the Canadian Prime Rate or U.S. Base Rate, as applicable.

          (f)      Each Borrower hereby indemnifies the Agent, CIT and the Canadian Issuing Bank and their respective officers, directors, agents, representatives, advisors and employees and holds each of them harmless from and against any and all damages, penalties, charges, costs, expenses, losses, claims, actions, proceedings, obligations, demands or liabilities incurred by any of them arising from any transactions or occurrences relating to Letters of Credit or Letter of Credit Guarantees established or opened for a Canadian Borrower’s account, the collateral relating thereto, any drafts or acceptances thereunder, and all obligations thereunder, including, without limitation, any such loss, claim, damages, penalties, costs, expenses, actions, proceedings, obligations, demands or liabilities due to any errors, omissions, negligence, misconduct or action taken by the Canadian Issuing Bank, other than for any such loss, claim or liability arising out of the gross negligence or wilful misconduct by the Agent, CIT or the Canadian Issuing Bank under the Letters of Credit or Letter of Credit Guarantees. This indemnity shall survive termination of this Agreement. The Borrowers agree that any charges incurred by the Agent, CIT or the Canadian Issuing Bank for such Canadian Borrower’s account from CIT or the Canadian Issuing Bank shall be conclusive upon such Canadian Borrower and may be charged to such Canadian Borrower’s Loan Account.

          (g)      Each Borrower agrees that, absent gross negligence or wilful misconduct, any action taken by the Agent, CIT or the Canadian Issuing Bank, if taken in good faith, under or in connection with any Letters of Credit or Letter of Credit Guarantees, shall be binding on the applicable Canadian Borrower and shall not result in any liability whatsoever of the Agent, CIT or any Canadian Issuing Bank to the applicable Canadian Borrower.

          (h)      Without limiting the foregoing, the Canadian Borrowers’ obligations with respect to Letters of Credit under this Section 2.19(1) and the Agent’s right to charge the applicable Canadian Borrower’s Loan Account, shall be absolute, unconditional and irrevocable under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letters of Credit, Letter of Credit Guarantees or this Agreement, or any term or provision therein or herein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the Canadian Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section 2.19(1)(h), constitute a legal or equitable discharge of, or provide a right of set-off against each Canadian Borrower’s obligations hereunder. Neither CIT nor the Canadian Issuing Bank, nor any of their Affiliates, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of CIT or the Canadian Issuing Bank; provided that the foregoing provisions of this subsection (h) shall not be construed to excuse CIT or the Canadian Issuing Bank from liability to the Canadian Borrowers to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Canadian Borrowers to the extent permitted by Applicable Law) suffered by the Canadian Borrowers that are caused by the Canadian Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a

Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or wilful misconduct on the part of the Agent, CIT or the Canadian Issuing Bank (as finally determined by a court of competent jurisdiction), each of the Agent, CIT and the Canadian Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Canadian Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

          (2)      Letters of Credit under the U.S. Revolving Facility.

          (a)      Within the limits of the U.S. Revolving Commitment, the Borrowing Base and the U.S. Letter of Credit Sub-Line, the U.S. Issuing Bank shall provide a Letter of Credit under the U.S. Revolving Facility to the U.S. Borrowers provided that (i) no Default or Event of Default exists hereunder or would result from the issuance of such Letter of Credit, (ii) such Letters of Credit shall not have an expiration date subsequent to the Maturity Date, and (iii) the term, form and purpose of each Letter of Credit and all documentation in connection therewith, and any amendments, modifications or extensions thereof, shall be acceptable to the U.S. Issuing Bank.

          (b)      Each request for a Letter of Credit under the U.S. Revolving Facility shall be made by way of a U.S. Borrowing Request given by the U.S. Borrower to the Agent not later than 1:00 p.m., Toronto time on five (5) Business Days notice and the Agent shall immediately notify the U.S. Issuing Bank of such U.S. Borrowing Request and confirm Availability in writing to the U.S. Issuing Bank. The U.S. Borrowing Request shall be binding on the U.S. Borrower and shall specify (i) the face amount of the Letter of Credit, (ii) the expiration date, and (iii) the name and address of the beneficiary.

          (c)      No Letter of Credit shall require that payment against a conforming draft to be made on the same Business Day upon which the draft was presented, unless such presentation is made before 1:00 p.m., Toronto time, on such Business Day.

          (d)      Prior to the issuance of a Letter of Credit under the U.S. Revolving Facility, the U.S. Borrower shall provide a precise description of the documents and the verbatim text of any certificates to be presented by the beneficiary which, if presented by the beneficiary, would require the U.S. Issuing Lender to make payment under the Letter of Credit. The U.S. Issuing Bank may require changes in any such document or certificate.

          (e)      The U.S. Issuing Bank, as a U.S. Lender, shall have the right, without notice to a U.S. Borrower, to charge the applicable U.S. Borrower’s Loan Account with the amount of all indebtedness, liability or obligation of any kind incurred by the U.S. Issuing Bank under each Letter of Credit at the earlier of (a) payment by the U.S. Issuing Bank under such Letter of Credit, or (b) upon the occurrence of an Event of Default which is continuing. Any amount charged to a U.S. Borrower’s Loan Account shall be deemed a U.S. Revolving Loan advanced by the U.S. Issuing Bank pursuant to such Lender’s U.S. Revolving Commitment hereunder and shall incur interest at a rate based upon the U.S. Prime Rate.

          (f)      Each U.S. Borrower hereby indemnifies the Agent and the U.S. Issuing Bank and its respective officers, directors, agents, representatives, advisors and employees and holds each of them harmless from and against any and all damages, penalties, charges, costs, expenses, losses, claims, actions, proceedings, obligations, demands or liabilities incurred by any of them arising from any transactions or occurrences relating to Letters of Credit established or opened for a U.S. Borrower’s account, the collateral relating thereto, any drafts or acceptances thereunder, and all obligations thereunder, including, without limitation, any such loss, claim, damages, penalties, costs, expenses, actions, proceedings, obligations, demands or liabilities due to any errors, omissions, negligence, misconduct or action taken by the U.S. Issuing Bank, other than for any such loss, claim or liability arising out of the gross negligence or wilful misconduct by any of them.

          (g)      Each U.S. Borrower agrees that, absent gross negligence or wilful misconduct, any action taken by the Agent or the U.S. Issuing Bank, if taken in good faith, or any action taken by the U.S. Issuing Bank, under or in connection with any Letters of Credit, shall be binding on the applicable U.S. Borrower and shall not result in any liability whatsoever of the Agent or the U.S. Issuing Bank to the applicable U.S. Borrower.

          (h)      Without limiting the foregoing, the U.S. Borrowers’ obligations with respect to Letters of Credit under this Section 2.19(2) and the U.S. Issuing Bank’s right to charge the applicable U.S. Borrower’s Loan Account, shall be absolute, unconditional and irrevocable under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein or herein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the U.S. Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section 2.19(2)(h), constitute a legal or equitable discharge of, or provide a right of set-off against, each U.S. Borrower’s obligations hereunder. Neither the U.S. Issuing Bank nor any of its Affiliates, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the U.S. Issuing Bank; provided that the foregoing provisions of this subsection (h) shall not be construed to excuse the U.S. Issuing Bank from liability to the U.S. Borrowers to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by U.S. Borrowers to the extent permitted by Applicable Law) suffered by the U.S. Borrowers that are caused by the U.S. Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof.

The parties hereto expressly agree that, in the absence of gross negligence or wilful misconduct on the part of the U.S. Issuing Bank (as finally determined by a court of competent jurisdiction), the U.S. Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the U.S. Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

2.20              Ancillary Credit Facilities.

          (a)      Within the limits of the Borrowing Base and the other limitations as contained in this Agreement, the Agent shall assist the Credit Parties on an uncommitted basis in entering into Derivatives Transactions in an amount such that the aggregate Derivatives Exposure at any time shall not exceed the lesser of (i) the Ancillary Credit Facility Limit, and (ii) the Borrowing Base as determined under paragraph (b) of the definition thereof (but without taking into account the deduction on account of Availability Reserves under paragraph (b)(ix) of the definition thereof) as of such date, less the aggregate Exposure (excluding for such purposes, the aggregate outstanding principal amount of Cash Management Loans) of all Lenders (the “Maximum Ancillary Credit Facility Availability Limit”). The Agent’s assistance in obtaining the Ancillary Credit Facilities and each Derivatives Lender’s agreement to provide the Ancillary Credit Facilities shall at all times and in all respects be in the Agent’s and such Derivatives Lender’s sole discretion. It is understood that the term, form and purpose of each Derivatives Transaction and all confirmations and other documentation in connection therewith, and any amendments, modifications or extensions thereof, must be mutually acceptable to the relevant Derivatives Lender and the applicable Credit Party. Prior to entering into any Derivatives Transaction, the applicable Credit Parties and the applicable Derivatives Lender shall jointly provide to the Agent a written notice substantially in the form of Exhibit “K” (a “Derivatives Allocation Notice”) which shall specify the maximum aggregate amount of credit exposure which the Credit Parties and such Derivatives Lender wish to allocate to such Derivatives Lender in respect of Derivatives Transactions which may be entered into between any one or more of the Credit Parties and such Derivatives Lender from time to time under the Ancillary Credit Facilities (such amount being referred to in this Agreement as the “Allocated Amount” of the applicable Derivatives Lender), subject to and provided that the aggregate Derivatives Exposure shall not exceed the Maximum Ancillary Credit Facility Availability Limit; and provided that (but without limitation to any other provision hereof) a Derivatives Allocation Notice shall not be required to be delivered to the Agent in circumstances where the Derivatives Lender and the applicable Credit Parties have determined that any Agent’s Confirmation previously received by such parties which remains in effect and the Allocated Amount set forth herein shall be satisfactory for purposes of such Derivatives Transaction to be entered into by such parties. Upon receipt of a Derivatives Allocation Notice, subject to the Maximum Ancillary Credit Facility Availability Limit, the Agent shall provide to the applicable Derivatives Lender and the Credit Parties an Agent’s Confirmation of the amount which shall constitute the Allocated Amount of such Derivatives Lender, until such time as the Derivatives Lender and the applicable Credit Parties deliver to the Agent a subsequent Derivatives Allocation Notice specifying a different maximum aggregate amount of credit exposure which the Credit Parties wish to allocate to such Derivatives Lender which is accepted by the Agent as the Allocated Amount of such applicable Derivatives Lender and in respect of which an Agent’s Confirmation is delivered to the Derivatives Lender and the Credit Parties in compliance with the foregoing provisions, in which case such subsequent Agent’s Confirmation delivered to such Derivatives Lender and Credit Parties shall replace any prior Agent’s Confirmation delivered to such Derivatives Lender and the Credit Parties. Upon the delivery by the Agent of an Agent’s Confirmation in accordance herewith, the obligations and liabilities of the Credit Parties, or any of them, under Derivatives Transactions with the applicable Derivatives Lender, to a maximum of the Allocated Amount confirmed in such Agent’s Confirmation, shall thereupon be secured by the Security Documents to the extent and as provided in Section 7.2(c) . To the extent that (i) the Agent has not delivered an Agent’s Confirmation to a given Derivatives Lender in respect of any amount of credit risk under Derivatives Transactions, or (ii) the obligations and liabilities of the Credit Parties, or any of them, under Derivatives Transactions with a given Derivatives Lender exceed the Allocated Amount confirmed to such Derivatives Lender in the Agent’s Confirmation most recently delivered by the Agent, such amount of such credit risk or such obligations and liabilities, as the case may be, shall not constitute an Allocated Amount of such Derivatives Lender and shall not be secured by the Security Documents except as may otherwise be provided in Section 7.2(c) . None of the Derivatives Transactions entered into under the Ancillary Credit Facilities shall have a maturity date past the date of the Maturity Date.

          (b)      All Allocated Amounts of Derivatives Exposure associated with the Ancillary Credit Facilities shall be reserved dollar for dollar from the Borrowing Base as an Availability Reserve. Upon repayment and satisfaction in full of any Allocated Amount relating to a Derivatives Transaction entered into with a Derivatives Lender, upon written notification to the Agent by the Borrower and the relevant Derivatives Lender in a manner satisfactory to the Agent, amounts reserved as an Availability Reserve in respect of such Allocated Amount shall no longer be reserved from the Borrowing Base as an Availability Reserve, shall no longer form part of the Allocated Amount of such Derivatives Lender and shall no longer be secured as an obligation under the Security Documents (except as may otherwise be provided under Section 7.2(c) .

          (c)      Each of the Credit Parties unconditionally indemnifies the Agent and holds the Agent harmless from any and all loss, claim or liability incurred by the Agent arising from any transactions or occurrences relating to the Ancillary Credit Facilities, Derivatives Transactions, the collateral relating thereto, and all obligations thereunder, including any such loss or claim due to any errors, omissions, negligence, misconduct or action taken by the Agent or any Derivatives Lender. This indemnity shall survive termination of this Agreement. The Borrower agrees that any charges incurred by the Agent for the Borrower’s account by a Derivatives Lender shall be conclusive on the Agent and may be charged to the Borrower’s Loan Account.

          (d)      Each of the Credit Parties and each of the Lenders and the Derivatives Lenders agrees that any action taken by the Agent, if taken in good faith, under or in connection with the Ancillary Credit Facilities or the Collateral, shall be binding on the Credit Parties and shall not result in any liability whatsoever of the Agent to any Credit Party, Lender or Derivatives Lender.

          (e)      Upon or shortly following the provision of an Agent’s Confirmation to a Derivatives Lender, the Agent shall provide notice to each Derivatives Lender of the aggregate of the Allocated Amounts of the Derivatives Exposure to all Derivatives Lenders.

          (f)      The Credit Parties and the Lenders agree and acknowledge that the Credit Parties may enter into Derivative Transactions with Derivatives Lenders from time to time to manage interest rate, currency and/or commodity risk to the business of the Credit Parties and their Subsidiaries which benefit from being secured under the Security Documents as provided herein, and that accordingly, each such Derivatives Transaction entered into by a Derivatives Lender as to which an Agent’s Confirmation has been delivered and an Allocated Amount has been assigned pursuant thereto, shall be considered to be entered into in connection with this Agreement.

Article 3
REPRESENTATIONS AND WARRANTIES

          In order to induce the Agent and the Lenders to enter into this Agreement, to make any Loans hereunder and to issue any Letters of Credit hereunder, each Credit Party hereby represents and warrants to the Agent and each Lender that each statement set forth in this Article 3 is true and correct on the date hereof, and, except where such representation or warranty is expressed to be made as at a specified date, in which case it will be true and correct as at such specified date, will be true and correct on the date of each Borrowing, on the date each Letter of Credit is requested hereunder and on the date each Letter of Credit and Letter of Credit Guarantee is issued hereunder:

3.1                Organization; Powers.

          Each Credit Party is a duly incorporated or amalgamated and validly existing corporation or a duly organized and validly existing partnership, as the case may be, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, is in compliance with the requirements for carrying on business in every jurisdiction in which it carries on business where such qualification is required.

3.2                Authorization; Enforceability.

          The Transactions are within each Credit Party’s corporate powers and have been duly authorized by all necessary corporate or partnership, as applicable, and, if required, shareholder action. This Agreement and the other Loan Documents have been duly executed and delivered by each Credit Party hereto and thereto and constitute legal, valid and binding obligations of such Credit Party, enforceable against it in accordance with their terms, subject to (a) applicable bankruptcy, insolvency, reorganisation, moratorium or other Applicable

Laws affecting creditors’ rights generally, and (b) general principles of equity, regardless of whether considered in a proceeding in equity or at law.

3.3                Governmental Approvals; No Conflicts.

          Except as disclosed in Schedule 3.3, the entering into, consummation and performance of the Transactions by each Credit Party (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, which has not been obtained or made, (b) will not violate any Applicable Law or the Organizational Documents of any Credit Party or any order of any Governmental Authority, (c) except for the agreements relating to the Existing Senior Credit Facility (which shall be terminated on the Effective Date), will not violate or result in a default under any indenture (including, without limitation, the Existing Note Indentures), agreement or other instrument binding any Credit Party or its respective assets, or give rise to a right thereunder to require any payment to be made by any Credit Party, and (d) will not result in the creation or imposition of any Lien on any asset of any Credit Party, except for any Lien arising in favour of the Agent, for the benefit of the Lenders, under the Loan Documents.

3.4                Financial Condition; No Material Adverse Effect.

          (a)      CPC has furnished to the Lenders its consolidated balance sheets and statements of income, retained earnings and changes in financial position (i) as of and for the Fiscal Years ended December 31, 2007 and December 31, 2006, reported on by its auditors, (ii) as of and for the Fiscal Quarter Ended March 31, 2008, and (iii) as of and for the fiscal month and the portion of the Fiscal Year ended May 31, 2008, in each case, certified by a Responsible Officer. Such financial statements present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of CPC as of such dates and for such periods in accordance with GAAP, subject to year end audit adjustments and quarterly adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above.

          (b)      Since December 31, 2007, there has been no event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

          (c)      All information (including that disclosed in all financial statements) pertaining to the Credit Parties (other than projections) (in this Section 3.4(c), the “Information”) that has been or will be made available to the Lenders, or the Agent by CPC or any representative of CPC and the other Credit Parties, taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material misstatement of any fact and, taken as a whole, does not and will not omit to state any material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements have been or will be made. The projections that have been or will be made available to the Lenders, or the Agent by CPC or any representative of CPC have been or will be prepared in good faith based upon reasonable assumptions.

          (d)      CPC has delivered to the Lenders its unaudited pro forma consolidated balance sheet and statements of income as of July 31, 2008, prepared giving effect to the Transactions as if they had occurred, with respect to such balance sheet, on such date and, with respect to such other financial statements, on the first day of the 12-month period ending on such date. Such pro forma financial statements have been prepared in good faith by CPC , are based on assumptions which are believed by CPC on the date hereof and on the Effective Date to be reasonable, are based on the best information available to CPC as of the date of delivery thereof, accurately reflect all adjustments required to be made to give effect to the Transactions and present fairly on a pro forma basis the estimated consolidated financial position of CPC and its consolidated Subsidiaries as of such date and for such period, assuming that the Transactions had actually occurred at such date or at the beginning of such period, as the case may be.

3.5                Litigation

          (a)      Except as disclosed in Schedule 3.5, there are no actions, suits, counterclaims or proceedings (including any Tax-related matter) by any Person or investigation by any Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of the other Credit Parties (i) as to which there is a reasonable likelihood of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than the Disclosed Matters), or (ii) that involve this Agreement, any other Loan Document, or the Transactions.

          (b)      Since the date of this Agreement, there has been no change in the status of the Disclosed Matters that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

3.6                Compliance with Applicable Laws and Agreements.

          Each Credit Party is in compliance with all Applicable Laws applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. No Credit Party has violated or failed to obtain any Authorization required for or necessary to the ownership of any of its property or assets or the conduct of its business, where such violation or failure would reasonably be expected to have (in the event that such a violation or failure were asserted by any Person through appropriate action) a Material Adverse Effect.

3.7                Ownership.

          As at the Effective Date, the registered and beneficial holders of all of the Equity Securities of each Credit Party other than CPC are as set out on Schedule 3.7.

3.8                Taxes.

          Each Credit Party has timely filed or caused to be filed all material Tax returns and reports required to have been filed and has paid or caused to be paid all material Taxes required to have been paid by it (including all instalments with respect to the current period) and has made adequate provision for Taxes for which instalments have been paid based on reasonable estimates pending final assessments, except for Taxes that are being contested in good faith by appropriate proceedings and for which the applicable Credit Party has set aside on its books adequate reserves.

3.9                Titles to Real Property.

          Each Credit Party has, except as set forth in the Title Policy, (i) good title in fee simple to its respective owned real properties which are Collateral, and with respect to leased real properties which are Collateral, valid leasehold interests with respect thereto, pursuant to valid and enforceable leases, and (ii) good title in fee simple to its respective owned real properties which are not Collateral and with respect to leased real properties which are not Collateral, valid leasehold interests with respect thereto, pursuant to valid and enforceable leases, unless in the case of (ii) failure to do so would not have a Material Adverse Effect and, in each case under (i) and (ii), free and clear of all Liens except Permitted Liens.

3.10              Titles to Personal Property.

          Except as set forth in the Title Policy, each Credit Party has title to its respective owned personal property, and with respect to leased personal property, valid leasehold interests with respect thereto, pursuant to valid and enforceable leases, free and clear of all Liens except Permitted Liens.

3.11              Canadian Pension Plans

          (a)      Schedule 3.11 sets forth all of the Canadian Pension Plans for each Credit Party.

          (b)      The Canadian Pension Plans are, with the exception of supplemental retirement plans for eligible employees, duly registered under the ITA and any other Applicable Pension Laws which require registration, have been administered in accordance with the ITA and such other Applicable Pension Laws, except to the extent that any failure to so administer any such Canadian Pension Plan could not reasonably be expected to have a Material Adverse Effect, and no event has occurred which could reasonably be expected to cause the loss of such registered status.

          (c)      All material obligations of the Borrower and each other Credit Party (including fiduciary, security, investment and administration obligations) required to be performed in connection with the Canadian Pension Plans and the funding agreements therefor have been performed on a timely basis, except to the extent that any failure to do so could not reasonably be expected to have a Material Adverse Effect.

          (d)      There are no outstanding disputes concerning the assets of the Canadian Pension Plans or any benefit plans, except for any dispute which could not reasonably be expected to have a Material Adverse Effect.

          (e)      No promises of benefit improvements under the Canadian Pension Plans or any benefit plans have been made except where such improvement could not reasonably be expected to have a Material Adverse Effect.

          (f)      As at the Effective Date:

(i)      All contributions or premiums required to be made or paid by the Borrower and each other Credit Party to the Canadian Pension Plans have been made or paid when due in accordance with the terms of such plans and all Applicable Pension Laws; and

(ii)      All payments required to be made pursuant to Canadian Pension Plans which are supplemental retirement plans have been made by the relevant Credit Party when due in accordance with the terms of such plans, and all steps required to be taken under the trust agreements for such plans (when applicable) have been taken on a timely basis, including steps to obtain or maintain retirement compensation arrangement refundable tax accounts (where applicable).

          (g)      There have been no withdrawals or material applications of the assets of the Canadian Pension Plans or any benefit plans made in violation of Applicable Pension Laws or the terms of such Canadian Pension Plans.

          (h)      For each Canadian Pension Plan all required employee contributions have been properly withheld by CPC or the relevant Subsidiary and fully paid into the funding arrangements for the applicable Canadian Pension Plan.

          (i)      Except as disclosed in Schedule 3.11 for any Canadian Pension Plan or fund which is a defined benefit plan (“Defined Benefit Plan”), sponsored by CPC or any Subsidiary:

(i)      where such Defined Benefit Plan is funded, it was fully funded on both a going concern basis and a solvency basis as of the date of the most recently prepared actuarial valuation, on the basis of the actuarial methods and assumptions used in the valuation report, except where the amount of any underfunding would not reasonably be expected to cause a Material Adverse Effect, and where such Defined Benefit Plan is not funded, the obligations in respect of such Defined Benefit Plan are accrued in the financial statements of CPC and its Subsidiaries; and

(ii)      no material changes have occurred since the date of such actuarial valuation reports which could reasonably be expected to materially adversely affect the conclusions of the actuary concerning the funding of any Defined Benefit Plan.

          (j)      As at the Effective Date:

(i)      There are no assessments owed or which could become owing by any Credit Party to the Ontario Pension Benefits Guarantee Fund or other assessments or payments required under similar legislation in any other Canadian jurisdiction; and

(ii)      No Credit Party or Related Party sponsors, maintains or contributes to any employee pension or other retirement income plan outside of Canada or the United States.

3.12              U.S. Pension Plans.

          (a)      Schedule 3.12 sets forth all Title IV Plans and Multiemployer Plans. Except as could not reasonably be expected to have a Material Adverse Effect: (i) except with respect to Multiemployer Plans, each U.S. Pension Plan intended to be qualified under Section 401(a) of the Code has received a favorable tax-qualification determination letter or opinion letter from the Internal Revenue Service, and to the knowledge of the applicable Credit Party, nothing has occurred that would cause the loss of such qualification; (ii) each U. S. Pension Plan is in compliance with the applicable provisions of ERISA and the Code; (iii) neither any Credit Party nor ERISA Affiliate has failed to make any contribution or pay any amount due as required by either Section 412 of the Code or Section 302 of ERISA or the terms of any Title IV Plan; and (iv) no Credit Party has engaged in a “prohibited transaction,” as defined in Section 406 of ERISA and Section 4975 of the Code, in connection with any U.S. Pension Plan, that would subject any Credit Party to a material tax on prohibited transactions imposed by Section 502(i) of ERISA or Section 4975 of the Code.

          (b)      Except as set forth in Schedule 3.12 or except as has not or could not reasonably be expected to have a Material Adverse Effect: (i) no Credit Party or ERISA Affiliate has received notice that a Multiemployer Plan is or is expected to be in “endangered” or “critical” status; (ii) no ERISA Event or event described in Section 4062(e) of ERISA with respect to any Title IV Plan has occurred or is reasonably expected to occur; (iii) there are no pending, or to the knowledge of any Borrower, threatened claims (other than claims for benefits in the normal course), sanctions, actions or lawsuits, asserted or instituted against any U.S. Pension Plan or any Person as fiduciary or sponsor of any U.S. Pension Plan that could result in liability to a Credit Party; and (iv) within the last five years no Title IV Plan of any Credit Party or ERISA Affiliate has been terminated, whether or not in a “standard termination” as that term is used in Section 4041(b)(1) of ERISA, nor has any Title IV Plan of any Credit Party or ERISA Affiliate (determined at any time within the past five years) been transferred outside of the “controlled group” (within the meaning of Section 4001(a)(14) of ERISA) of any Credit Party or ERISA Affiliate.

          (c)      As of the Effective Date, there are no assessments owed or which could become owing by any Credit Party to the PBGC or other assessments by the PBGC or payments owing to the PBGC (other than premiums due to the PBGC and contributions to the PBGC in the ordinary course).

3.13              Disclosure.

          No Credit Party has failed to disclose to the Agent any agreement, instruments or corporate or other fact known to it, which, individually or in the aggregate, materially and adversely affects or would reasonably be expected to materially adversely affect its ability to perform its obligations under the Loan Documents to which it is a party. None of the representations or warranties made by any Credit Party in the Loan Documents as of the date such representations and warranties are made or deemed made, and none of the statements contained in any Exhibit, report, statement or certificate furnished by or on behalf of any Credit Party in connection with the Loan Documents, when taken as a whole, contains any untrue statement of a material fact or omits to state any material fact necessary to be stated therein to make the statements made therein, when taken as a whole, in light of the circumstances under which they are made, not materially misleading as of the time when made or delivered.

3.14              Defaults.

          No Credit Party is in default (in any respect that would have a Material Adverse Effect) under any loan or credit agreement, indenture (including, without limitation, the 2003 Note Indenture and the 2004 Note Indenture), mortgage, deed of trust, security agreement or other instrument or agreement evidencing or securing any Material Indebtedness or creating any Lien under any material agreement or instrument to which the Borrower or any other Credit Party is a party or by which the Borrower or any other Credit Party is bound, except as disclosed to the Lenders in Schedule 3.14. As of the Effective Date, no Default or Event of Default has occurred which is continuing.

3.15              Casualties; Taking of Properties.

          Since December 31, 2007, neither the business nor the properties of the Credit Parties have been affected by any fire, explosion, earthquake, flood, drought, windstorm, accident, strike or other labour disturbance, embargo, requisition or taking of property or cancellation of contracts, permits or concessions by any domestic or foreign Governmental Authority, riot, activities of armed forces, or acts of God or of any public enemy in such manner as has caused or would reasonably be expected to cause a Material Adverse Effect.

3.16              Subsidiaries.

          As of the Effective Date, Schedule 3.16 correctly sets forth the (i) names, (ii) form of legal entity, (iii) Equity Securities issued and outstanding (of each Credit Party other than CPC), (iv) Equity Securities owned by each Credit Party, and (v) jurisdictions of organization of all Credit Parties. Section (vi) of Schedule 3.16 correctly sets out, as of the Effective Date, the names of all Subsidiaries of CPC which are not Credit Parties. Except as described in Section (iv) of Schedule 3.16, as of the Effective Date, the Credit Parties directly or indirectly do not own any Equity Securities or debt security which is convertible, or exchangeable, for Equity Securities of any other Person. Unless otherwise indicated in Schedule 3.16, as of the Effective Date, all of the outstanding Equity Securities of each Credit Party (other than CPC) is directly or indirectly owned of record and beneficially as set out in Section (iii) of Schedule 3.16 and, there are no outstanding options, warrants or other rights to purchase Equity Securities of any such Credit Party, and all such Equity Securities so owned are duly authorized, validly issued, fully paid and non-assessable, and were issued in compliance with all applicable federal, provincial or foreign securities and other Applicable Laws, and are free and clear of all Liens, except for Permitted Liens.

3.17              Insurance.

          Each Credit Party maintains insurance on its property and assets and in respect of third party liability claims under such policies of insurance, with such insurance companies, in such reasonable amounts and covering such insurable risks as is customary with companies carrying on the same or similar businesses and operating in the same and similar locations and acting in a prudent manner, including all-risk property insurance, comprehensive general liability insurance, business interruption insurance, fire insurance, workers’ compensation insurance, casualty insurance and, where it deems it appropriate, flood insurance, in amounts with deductibles or retentions, and against such risks as would be maintained by a prudent owner carrying on a similar business in similar locations. Such insurance will not be adversely affected by or terminate or lapse by reason of the Transactions. All such material policies of insurance are in full force and effect, all premiums with respect thereto have been paid when due, and no notice of cancellation or termination has been received with respect to any such policy. No Credit Party maintains any formalized self-insurance program with respect to its assets or operations or material risks with respect thereto. The certificate of insurance delivered to the Agent pursuant to Section 4.1(f) contains an accurate and complete description of all material policies of insurance owned or held by the Credit Parties on the Effective Date.

3.18              Solvency.

          None of the Credit Parties is an “insolvent person” within the meaning of the BIA or “insolvent” within the meaning of the Bankruptcy Code.

3.19              Material Contracts.

          Schedule “C” sets out all Material Contracts as of the Effective Date. A true and complete copy of each Material Contract has been delivered to the Agent as of the Effective Date. Each of the Material Contracts is in full force and effect. Without limitation to any other representation or warranty hereunder, neither the Borrower nor any other Credit Party is in default under or in breach of any term or condition of any Material Contract that would have, either individually or in the aggregate, a Material Adverse Effect, nor is the Borrower or any other Credit Party aware of any default under or breach of any term or condition of any Material Contract by any other party thereto that would have, either individually or in the aggregate, a Material Adverse Effect.

3.20              Environmental Matters.

          Except as disclosed to the Lenders in the Disclosed Matters:

          (a)      Environmental Laws. Neither any Property of any Credit Party nor the operations conducted thereon is in violation of any applicable order of any court or other Governmental Authority made in respect of any Hazardous Material or pursuant to any Environmental Laws, which violation could reasonably be expected to result in Remedial Obligations which would have a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all material relevant facts, conditions and circumstances, if any, pertaining to the relevant Property. The Property of the Credit Parties is owned, occupied and operated in compliance with Environmental Laws, except for non-compliance which could not reasonably be expected to result in a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all material relevant facts, conditions and circumstances, if any, pertaining to the relevant Property.

          (b)      Notices and Permits. All notices, permits, licenses or similar authorizations, if any, which, pursuant to any applicable Environmental Laws, are required to be obtained or filed by any Credit Party in connection with the operation or use by such Credit Party of any of its Property, including any operation or use involving the treatment, transportation, storage or disposal by any Credit Party of any Hazardous Materials or any Release of, on, to or from any Property of any Credit Party, have been duly obtained or filed, except to the extent the failure to obtain or file such notices, permits, licenses or authorizations could not reasonably be expected to have a Material Adverse Effect or result in Remedial Obligations which would reasonably be expected to have a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all material relevant facts, conditions and circumstances, if any, pertaining to the relevant Property.

          (c)      Treatment of Hazardous Substances. All Hazardous Materials which are generated, stored, treated, transported or disposed of by any Credit Party have been so generated, stored, treated, transported, or disposed of by the applicable Credit Parties in compliance with all Environmental Laws applicable thereto, except to the extent the failure to so generate, store, treat, transport, or dispose of such Hazardous Materials in accordance with such Environmental Laws could not reasonably be expected to have a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all material relevant facts, conditions and circumstances, if any, pertaining to the relevant Property.

          (d)      Hazardous Materials and Waste Disposal. To the knowledge of the Credit Parties no Hazardous Materials are present in, on or under any Property of any Credit Party, except to the extent the presence of such Hazardous Materials would not reasonably be expected to result in a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all material relevant facts, conditions and circumstances, if any, pertaining to the relevant Property. All Property which is occupied or controlled by any Credit Party and used as a landfill or a waste disposal site is so used in compliance with the Environmental Laws applicable thereto, except to the extent that the failure to so comply with such Environmental Laws could not reasonably be expected to result in a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all material relevant facts, conditions and circumstances, if any, pertaining to the relevant Property.

          (e)      No Environmental Liability. To the knowledge of the Credit Parties, as at the Effective Date, none of the Credit Parties has any liability resulting from:

(i)	a violation of any Environmental Law; or

(ii)	any Release,

other than liabilities which, individually or in the aggregate:

(iii)	would not reasonably be expected to exceed $5,000,000 and for which adequate reserves for the payment thereof as required by GAAP have been provided; and

(iv)

could not reasonably be expected to result in Remedial Obligations of any one or more Credit Parties having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to such potential liability.

          (f)      No Environmental Notice. As at the Effective Date, no Credit Party has received written notice of any actual or alleged liability pursuant to any Environmental Law which could reasonably be expected to result in a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to such liability.

          (g)      Environmental Reports. The Credit Parties have made available to the Agent (i) all Phase I and Phase II environmental reports received by any Credit Party in respect of any of its Property in the three year period immediately preceding the Effective Date, and (ii) the most current internally-prepared environmental compliance audit report held by any Credit Party in respect of each pulp or paper manufacturing facility for which any such report has been prepared.

3.21              Employee Matters.

          Except as set forth on Schedule 3.21 as of the Effective Date, none of the Credit Parties, nor any of their respective employees, is subject to any collective bargaining agreement. There are no strikes, slowdowns, work stoppages or controversies pending or, to the best knowledge of the Credit Parties, threatened against any Credit Party, or their respective employees, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Except as set forth in Schedule 3.21 as of the Effective Date, none of the Credit Parties are subject to an employment contract providing for a fixed term of employment or providing for special payments on termination of employment in excess of $500,000. Each of the Credit Parties has withheld from each payment to each of their respective officers, directors and employees the amount of all Taxes, other than Taxes which are of a nominal or diminutive amount, including income tax, Canada pension plan, employment insurance and other payments and deductions required to be withheld therefrom, and has paid the same to the proper taxation or other receiving authority in accordance with Applicable Law. The hours worked by and payment made to employees of each Credit Party and each of their Affiliates in the United States of America comply in all material respects with the Fair Labor Standards Act, and each other federal, state, local or law applicable to such matters. None of the Credit Parties is subject to any claim by or liability to any of their respective officers, directors or employees for salary (including vacation pay) or benefits which would rank in whole or in part pari passu with or prior to the Liens created by the Security Documents, other than Permitted Liens to the extent reserved for as Priority Payables (subject to the limitations with respect to reserves on account of vacation pay as set forth in the definition of the “Borrowing Base”) of any Credit Party. The aggregate amount of any claim or liability on account of vacation pay to which the Credit Parties are subject does not exceed $50,000,000 as at the Effective Date.

3.22              Fiscal Year.

          The Fiscal Year of each Credit Party, other than Catalyst Paper ends on December 31st of each calendar year. The Fiscal Year of Catalyst Paper ends on January 31st of each calendar year.

3.23              Intellectual Property Rights.

          Each Credit Party owns, free and clear of all Liens, except Permitted Liens, and is properly licensed to use all patents, patent applications, trade marks, trade mark applications, trade names, service marks, copyrights, industrial designs, integrated circuit topographies necessary for the conduct of its business as currently conducted, except where failure to so own or so license to use any such intellectual property, either individually or in the aggregate, would not reasonably be expected to cause a Material Adverse Effect. All material patents, trade marks, trade names, service marks, copyrights, industrial designs, integrated circuit topographies, and other similar rights (but excluding any software which is generally available or otherwise not unique to and customized for use in the business carried on by the Credit Parties (including, by way of example, generally available word processing or accounting software and generally available software relating to the use of particular equipment operated by the Credit Parties in the conduct of their business)) owned or licensed by any Credit Party and which are necessary for the conduct of the business of the Credit Parties as currently conducted are described in Part One of Schedule 3.23 (collectively, the “Intellectual Property Rights”). Except as set forth in Part Two of Schedule 3.23, no material claim has been asserted and is pending by any Person challenging or questioning the use by any Credit Party or the validity or effectiveness of any of the Intellectual Property Rights, except for those that would not reasonably be expect to cause a Material Adverse Effect. Except as disclosed in Schedule 3.23, to the knowledge of the Credit Parties, the use of any Intellectual Property Rights by each Credit Party, and the conduct of such Credit Party’s business as currently conducted does not infringe or otherwise violate the rights of any Person in respect of any Intellectual Property Rights, except for such claims and infringements that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

3.24              Residency of Credit Parties for Tax Purposes.

          Each of the Credit Parties, other than Catalyst US Holdco, Catalyst Paper (Snowflake) Inc., Catalyst Paper Recycling Inc., Catalyst Paper (USA) Inc. and The Apache Railway Company, is a resident of Canada for purposes of the Income Tax Act (Canada).

3.25              Debt.

          As of the Effective Date, none of the Credit Parties has any Indebtedness except Indebtedness permitted pursuant to Section 6.1 and the Indebtedness under the Existing Senior Credit Facility to be repaid using proceeds of the Loans advanced on the Effective Date.

3.26              Workers’ Compensation.

          None of the Credit Parties has any unpaid workers’ compensation or like obligations except as are being incurred, and paid on a current basis in the ordinary course of business, or which, to the extent these remain unpaid, would not reasonably be expected to have a Material Adverse Effect. There are no proceedings, claims, actions, orders or investigations of any Governmental Authority relating to workers’ compensation outstanding, pending or, to their knowledge threatened relating to them or any of their employees or former employees which would reasonably be expected to have a Material Adverse Effect.

3.27              Bank Accounts.

          Except for bank accounts opened after the Effective Date with the Agent’s consent as permitted pursuant to Section 6.15, the list of accounts provided to the Agent on the date hereof is a complete and accurate list of all bank accounts maintained by the Credit Parties with any bank or other financial institution and such list further correctly identifies the name and address of each depository, the name in which the account is held, a description of the purpose of the account, the complete account number therefor and if such account is subject to a minimum balance requirement, the amount of such requirement. There are no blocked accounts, lock boxes, control agreements or similar arrangements relating to any of such accounts, other than in favour of the Agent pursuant to the Blocked Account Agreements. No Credit Party maintains any Securities Account or Futures Account. All cash of all Credit Parties in deposit accounts maintained by such Credit Parties is or are subject to a Blocked Account Agreement.

3.28              Real Property and Leases.

          Schedule 3.28 hereto is a correct and complete list of all real property owned by each Credit Party, all leases and subleases of real property by any Credit Party, as lessee or sublessee, and all leases and subleases of real property by any Credit Party, as lessor or sublessor. Each of such leases and subleases is valid and enforceable in accordance with its terms and is in full force and effect and no default by any party to any such lease or sublease exists, except where any such lack of validity or enforceability or any such breach would not reasonably be expected to have a Material Adverse Effect.

3.29              Further Real Property Matters.

          (a)      No part of any real property owned by any Credit Party has been condemned, taken or expropriated by any Governmental Authority, federal, state, provincial, municipal or any other competent authority and to the knowledge of the Credit Parties no proceedings with respect to any such condemnation, taking or expropriation have been commenced or are pending, in any such case, except where such condemnation, taking or expropriation would not reasonably be expected to have a Material Adverse Effect.

          (b)      Except as advised in writing to the Agent, each Credit Party has the lawful right to and all necessary permits required to enable it to continue to use the real property currently used by it in the manner required to enable it to continue to carry on its business as presently conducted, except where the failure to have such right or any such permit would not reasonably be expected to have a Material Adverse Effect; and

          (c)      All locations at which any Credit Party holds or maintains Inventory having an aggregate value in excess of Cdn.$50,000 are listed on Schedule 3.29. All such locations which are (i) leased by a Credit Party, (ii) the subject of an agreement for warehousing services in favour of a Credit Party, and (iii) not owned, leased or the subject of such an agreement for warehousing services are separately identified as such in Schedule 3.29.

          (d)      The material property, plant and equipment comprising the Snowflake Fixed Assets, excluding motor vehicles, are located on Parcel 1 (as described in the Title Commitment issued by Stewart Title Guaranty Company to Agent).

3.30              Jurisdictions of Credit Parties

          Schedule 3.30 sets out the various jurisdictions in which any Credit Party, as at the Effective Date, has Inventory or equipment having an aggregate value in excess of Cdn.$50,000.

3.31              Corporate Name; Prior Transactions.

          Except as set forth in Schedule 3.31, none of the Credit Parties has during the five (5) years preceding the Effective Date been known by or used any other corporate or business name, or been a party to any amalgamation, merger or consolidation, or acquired all or substantially all of the assets of any Person or acquired any of its or their Property out of the ordinary course of business. All trade names or styles under which any Credit Party sells Inventory or creates Accounts or to which instruments in payment of Accounts may be made payable, are listed on Schedule 3.31.

3.32              OFAC.

          Neither any Credit Party nor any Subsidiary of any Credit Party (i) is a Person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)), (ii) engages in any dealings or transactions prohibited by Section 2 of such executive order, or is otherwise associated with any such person in any manner violative of Section 2, or (iii) is a person on the list of Specially Designated Nationals and Blocked Persons or subject to the limitations or prohibitions under any other U.S. Department of Treasury’s Office of Foreign Assets Control regulation or executive order.

3.33              Pariot Act.

          Each of the Credit Parties and each of their respective Subsidiaries are in compliance, in all material respects, with the Patriot Act. No part of the proceeds of the Loans will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

Article 4
CONDITIONS

4.1                Effective Date.

          The obligations of the Lenders to make Loans or provide a Letter of Credit Guarantee hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 9.2) :

          (a)      Credit Agreement. The Agent (or its counsel), each Lender, the Canadian Issuing Bank and the U.S. Issuing Bank shall have received from each party hereto either (i) a counterpart of this Agreement signed on behalf of each party hereto, or (ii) written evidence satisfactory to the Agent (which may include facsimile or other electronic transmission of a signed signature page of this Agreement) that each such party has signed a counterpart of this Agreement.

          (b)      Legal Opinions. The Agent shall have received a favourable written opinion of counsel to the Borrower and each of the Credit Parties, in form and substance satisfactory to the Agent and the Lenders, acting reasonably and covering such other matters relating to the Borrower, the Credit Parties, this Agreement, the other Loan Documents, or the Transactions as the Lenders shall reasonably request (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which counsel has relied). The legal opinions to be delivered to the Agent shall include, without limitation, opinions as to the title of Catalyst Paper (Snowflake) Inc. to any real property comprising the Snowflake Fixed Assets (or, in the alternative, Catalyst Paper (Snowflake) Inc. may deliver to the Agent a title insurance policy in form and substance satisfactory to the Agent as to the Snowflake Fixed Assets in the event a title opinion is not delivered) and opinions with respect to no breach of or default under the Existing Note Indentures and other Material Indebtedness by reason of the execution, delivery and performance of the Loan Documents. The Agent shall also have received favourable written opinions of such special and local counsel as may reasonably be required by the Agent (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which such counsel has relied). The Borrowers hereby request each such counsel to deliver such opinions and supporting materials. All opinions and certificates referred to in this Section 4.1(b) shall be addressed to the Agent and the Lenders and dated the Effective Date.

          (c)      Corporate Certificates. The Agent shall have received:

(i)

certified copies of the resolutions of the Board of Directors and/or where required partners or shareholders of each Credit Party which is a party to any Loan Document, dated as of the Effective Date, and approving, as appropriate, the Loans, this Agreement and the other Loan Documents, and all other documents, if any, to which the Borrower or such other Credit Party is a party and evidencing corporate authorization with respect to such documents; and

(ii)

a certificate of the Secretary, Assistant Secretary or other Responsible Officer of each Credit Party which is a party to any Loan Document, dated as of the Effective Date, and certifying (A) the name, title and true signature of each officer of such Person who has executed this Agreement and the other Loan Documents to which it is a party, (B) the name, title and true signature of each officer of such Person who will from time to time provide the certifications required pursuant to this Agreement, including certifications required pursuant to Section 5.1 and Canadian Borrowing Requests and U.S. Borrowing Requests, and (C) that attached thereto is a true and complete copy of the articles of incorporation, bylaws, relevant partnership agreements and shareholders agreements of each Credit Party which is a party to any Loan Document, as amended to the Effective Date, and a recent certificate of status, certificate of compliance, good standing certificate or analogous certificate.

          (d)      Closing Conditions Certificate. The Agent shall have received a certificate, dated the Effective Date and signed by a Responsible Officer of the Borrower, confirming compliance with the financial covenants set forth in Sections 5.12 and 5.16 and with the conditions set forth in Section 4.2(a) and (b).

          (e)      Fees. The Agent and the Lenders shall have received all fees and other amounts due and payable on or prior to the Effective Date, including, to the extent invoiced, reimbursement or payment of all legal fees and other Out-of-Pocket Expenses required to be reimbursed or paid by the Borrower hereunder or under any other Loan Document, and all fees payable under the Fee Letter.

          (f)      Insurance. The Agent shall have received and be satisfied with (i) a summary of insurance coverages, and (ii) certificates of insurance coverage, naming CIT, as agent, as first loss payee and additional insured dated not more than 30 days prior to the Effective Date, evidencing that the Credit Parties are carrying insurance in accordance with Section 5.9 hereof and which certificate otherwise complies with Section 5.9.

          (g)      Inventory Control Systems; Appraisal; Field Examination; Opening Availability. The Agent shall have reviewed and be satisfied with an updated field examination in respect of the Collateral, the inventory control systems, the books and records and the reporting capability of the Credit Parties. The Agent shall have received appraisals, completed by a reputable and independent appraisal firm at the expense of the Borrowers, determining the value-in-use of the Collateral , including, a market-value-in-place appraisal of the Snowflake Fixed Assets. In addition, the Agent shall have received the results of an updated field examination, and the Agent, on the basis of such examination, shall be satisfied that the Borrowing Base on the Effective Date shall be sufficient in value, as determined by the Agent, such that Excess Availability, for greater certainty, after giving effect to the extensions of credit to be made hereunder and the entering into of any Ancillary Credit Facilities on the Effective Date (on a pro forma basis, with trade payables being paid currently, and expenses and liabilities being paid in the ordinary course of business and without acceleration of sales or deterioration of working capital), shall not be less than $35,000,000.

          (h)      Environmental Report. The Agent shall have received a copy of a Phase I environmental site assessment with respect to the Snowflake Fixed Assets prepared by an environmental consultant satisfactory to the Agent and a certificate of CPC, dated as of the Effective Date, to the effect that to CPC’s best knowledge, no relevant facts, conditions or circumstances pertaining to environmental claims or liabilities shall have arisen that would cause such report, if deemed to have been delivered on the Effective Date, to contain any material misstatement of fact, or any omission of any material fact necessary to make such report accurate, complete and not misleading, except to the extent that any such fact, condition, or circumstance would not reasonably be expected to have a Material Adverse Effect.

          (i)      No Cessation of Financing Market. There shall have not occurred and be continuing on the Effective Date any general banking moratorium or any practical cessation in the bank or private debt financing markets, and there shall not have been introduced on the Effective Date any material governmental restrictions imposed on lending institutions, which materially affect the type of lending transactions contemplated by this Agreement.

          (j)      Execution and Delivery of Documentation. The Borrower and any other Credit Party which is a party to any Loan Document shall have duly authorized, executed and delivered all documents, including Loan Documents, required hereunder, all in form and substance satisfactory to the Agent, acting reasonably, and all of the Security Documents or financing statements or other notices in respect thereof, as appropriate, shall have been registered in all offices in which, in the reasonable opinion of the Agent or its counsel, registration is necessary or of advantage to preserve the priority of the Liens intended to be created thereby. The Agent shall have received and be satisfied with the results of all personal property, bankruptcy, execution and other searches conducted by the Agent and its counsel with respect to the Credit Parties in all jurisdictions which the Agent and its counsel, acting reasonably, deem necessary. The Agent shall have received and be satisfied with all estoppel letters, acknowledgements, waivers, subordinations, postponements, discharges, priority agreements and inter-creditor and non-disturbance agreements as the Agent may reasonably require to ensure its first priority, subject to Permitted Liens, over and unfettered access to, the Collateral or, at the reasonable discretion of the Agent, have implemented Availability Reserves in connection therewith.

          (k)      Security Documents. The Agent shall have received, in form and substance satisfactory to the Agent:

(i)

a guarantee executed by each Credit Party (including each Borrower with respect to the obligations of each other Borrower) in favour of the Agent, as agent for the Lenders and on behalf of the Derivatives Lenders, dated as of the Effective Date;

(ii)

a general security agreement executed by each Credit Party in favour of the Agent, as agent for the Lenders and on behalf of the Derivatives Lenders, dated as of the Effective Date constituting a first-priority Lien on all Accounts, Inventory, cash, bank accounts and the proceeds thereof from time to time of each Credit Party, subject only to Permitted Liens, and access and usage rights with respect to all real property, plant, equipment and intangibles of each of the Credit Parties; and

(iii)

deeds of trust executed by Catalyst Paper (Snowflake) Inc. in favour of the Agent, as agent for the Lenders and on behalf of the Derivatives Lenders, dated as of the Effective Date constituting a first-priority Lien on the Snowflake Fixed Assets, subject only to Permitted Liens, provided that if any of the foregoing documents are not suitable for use in any jurisdiction, the applicable Credit Party shall provide to the Agent alternative document(s) with substantially equivalent substantive effect and which are suitable for use in such jurisdiction.

          (l)      Landlord Waivers; Bailee Letters. The Agent shall have received (i) executed copies of a landlord waiver, in form and substance satisfactory to the Agent, acting reasonably, from each landlord of Real Property where any Inventory of any of the Credit Parties is located and (ii) bailee letters, in form and substance reasonably satisfactory to the Agent, from each bailee who is in possession of any Collateral of any of the Credit Parties.

          (m)      Regulatory Approval; Consents; Waivers. The Agent and the Lenders shall be satisfied, acting reasonably, that all material Authorizations required in connection with the Transactions contemplated hereby have been obtained and are in full force and effect (including all approvals listed in Schedule 3.3), and that all consents and waivers required to consummate the Transactions have been obtained, to the extent that consummation of the Transactions would otherwise be restricted or prohibited under the terms of any Material Contract to which the Borrower or any other Credit Party is a party, or by which it is bound, in each case without the imposition of any burdensome provisions.

          (n)      Delivery of Financial Statements. The Agent and the Lenders shall have received and be satisfied with (i) the financial statements described in Section 3.4(a), (ii) the unaudited, consolidated and consolidating balance sheets of CPC and its Subsidiaries for the period ended March 31, 2008, (iii) the monthly financial statements described in Section 5.1(b) for the period ended May 31, 2008, (iv) the unaudited consolidated and consolidating balance sheets of CPC and its Subsidiaries on a pro forma basis as at July 31, 2008, after giving effect to the Transactions, and (v) the projections of CPC and its Subsidiaries, including income statements and balance sheets which, for greater certainty, have been prepared on a basis giving effect to the Transactions, and cash flow statements, for the period ending December 31, 2009.

          (o)      No Material Adverse Change. The Agent and the Lenders shall be satisfied that, since December 31, 2007, there has not been a Material Adverse Change.

          (p)      Indebtedness. The Transactions contemplated in this Agreement and the other Loan Documents shall not have caused any event or condition to occur which has resulted, or which will result, in any Material Indebtedness becoming due prior to its scheduled maturity or that permits (with or without the giving of notice, the lapse of time, or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, or which will result in the creation of, or requirement to create, any Liens under any Material Indebtedness. The Agent shall be satisfied with the terms and conditions of all outstanding Material Indebtedness.

          (q)      Blocked Account/Cash Management Systems. The Agent shall have received evidence satisfactory to the Agent that, as of the Effective Date, blocked account and cash management systems complying with Section 2.18 have been established and are currently being maintained in the manner set forth in such Section 2.18, and the Agent shall have received copies of duly executed tri-party blocked account and other control agreements satisfactory to the Agent, acting reasonably, with the banks and other Persons as required by Section 5.13.

          (r)      Material Contracts. The Agent and the Lenders, acting reasonably, shall be satisfied with the terms and conditions of each of the Material Contracts and shall have received copies of certain of the Material Contracts including, without limitation, certified copies of the Existing Note Indentures and the Existing Senior Notes.

          (s)      Cancellation of Existing Credit Lines. The Borrowers shall have repaid or, concurrently with the advance of the initial Loan hereunder, shall repay all amounts outstanding under its Existing Senior Credit Facility and such Existing Senior Credit Facility shall have been cancelled permanently and all Liens granted pursuant thereto shall have been released, all on terms satisfactory to the Agent.

          (t)      Capitalization Arrangement. The Lenders shall be satisfied with the corporate and capital structure of the Credit Parties, the financial condition of the Credit Parties, that the Borrower and each Credit Party is solvent, and that each Credit Party has sufficient working capital to pay its debts as they become due.

          (u)      Judgments/Litigation. The Agent shall be satisfied that there are no judgments outstanding, and no legal or administrative proceedings (including in any court arbitrator or any Governmental Authority) pending or threatened against any of the Credit Parties, except as expressly permitted hereunder or would otherwise not reasonably be expected to give rise to a Material Adverse Effect.

          (v)      Related Party Transactions. The Agent shall have reviewed and be satisfied with all Transactions with Related Parties.

          (w)      Due Diligence. The Agent shall have completed its legal and other business due diligence and the results of such due diligence shall be satisfactory to the Agent in its sole discretion.

          (x)      Credit Approval. The Agent shall have received final credit approval for the Transactions contemplated by this Agreement and the other Loan Documents.

          (y)      Post-Closing Matters Agreement. The Agent shall have received a fully executed copy of a post-closing matters agreement substantially in the form attached hereto as Exhibit “J”.

          (z)      Other Documentation. The Agent and the Lenders shall have received such other documents and instruments as are customary for transactions of this type or as they may reasonably request.

          (aa)      Compliance with Laws. The Credit Parties shall be in compliance in all material respects with all Applicable Laws and applicable Authorizations and all such Authorizations shall be in good standing and in full force and effect.

The obligations of the Lenders to make Loans or provide a Letter of Credit Guarantee shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to Section 9.2) at or prior to 3:00 p.m., Toronto time, on August 13, 2008 (and, in the event such conditions are not so satisfied or waived by such time, the Commitments shall terminate at such time).

4.2                Each Credit Event.

          The obligation of the Agent (on behalf of the Lenders) to make any Loan or CIT to provide a Letter of Credit Guarantee on the occasion of any Borrowing, (including on the occasions of the initial Borrowings hereunder), is subject to the satisfaction of the following conditions:

          (a)      the representations and warranties of each Credit Party set forth in this Agreement and the other Loan Documents shall be true and correct on and as of the date of each such Borrowing (including the date of issuance, amendment, renewal or extension of a Letter of Credit Guarantee or Letters of Credit, as applicable) as if made on such date (except where such representation or warranty refers to a different date). With respect to any such representations and warranties that do not relate solely to the Effective Date or any other specific earlier date, the Credit Parties may supplement each such representation or warranty and/or any applicable schedule herein or in any other Loan Document, with respect to any matter hereafter arising that would have been required to be set forth as an exception to such representation or warranty and/or any applicable schedule or that is necessary to correct any such representation or warranty and/or any applicable schedule which has been rendered inaccurate thereby; provided that no such supplement to any such representation or warranty and/or any applicable schedule shall amend, supplement or otherwise modify any representation or warranty and/or any applicable schedule, or be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by the Agent and the Required Lenders in writing;

          (b)      at the time of and immediately after giving effect to such Borrowing (including the issuance, amendment, renewal or extension of such Letter of Credit, as applicable), no Default or Event of Default shall have occurred and be continuing;

          (c)      the Agent shall have received a Canadian Borrowing Request or U.S. Borrowing Request, as applicable, in the manner and within the time period required by Section 2.3;

          (d)      after giving effect to the extension of credit requested to be made by a Borrower on such date (i) the aggregate Exposure will not exceed the lesser of (a) the Commitments, or (b) an amount equal to the Borrowing Base, and (ii) Excess Availability shall not be less than $35,000,000; and

          (e)      the Borrowing shall not violate any Applicable Law on such date.

Each Borrowing, including each issuance, amendment, renewal or extension of a Letter of Credit Guarantee or a Letter of Credit, shall be deemed to constitute a representation and warranty by the applicable Borrower on the date thereof as to the accuracy of the matters specified in paragraphs (a), (b) and (d) above. This requirement does not apply on the conversion or rollover of an existing Borrowing provided that the aggregate outstanding Borrowings will not be increased as a consequence thereof.

Article 5
AFFIRMATIVE COVENANTS

          From (and including) the Effective Date until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full and all Letters of Credit and Letter of Credit Guarantees shall have expired and been terminated and all Reimbursement Obligations have been satisfied by the Borrowers, each Borrower and each other Credit Party covenants and agrees with the Lenders that:

5.1                Financial Statements and Other Information.

          CPC will furnish to the Agent and each Lender:

          (a)      as soon as available and in any event within 90 days after the end of each Fiscal Year, its audited consolidated balance sheet and related statements of income, retained earnings (on a consolidated and consolidating basis) and changes in financial position as of the end of and for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all reported on by KPMG or other independent auditors of recognized national standing (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of CPC and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied except when changes in GAAP require otherwise;

          (b)      as soon as available and in any event within 30 days after the end of each calendar month (i) its unaudited consolidated and consolidating balance sheet, related statements of income and retained earnings and its consolidated changes in financial position, (ii) as of the end of such month and the then elapsed portion of the Fiscal Year which includes such calendar month, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous Fiscal Year, all certified by a Responsible Officer as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal quarter-end audit adjustments, and (iii) a summary of the Allocated Amount of Derivatives Exposure to all Derivatives Lenders associated with the Ancillary Credit Facilities which shall also include the aggregate mark-to-market position associated with all outstanding Derivatives Transactions entered into between the Credit Parties and all Derivatives Lenders as determined by each Derivatives Lender in accordance with its customary practices (on a netted basis for each Derivatives Lender), and, with respect to each Derivatives Lender, which may exceed the aggregate Allocated Amounts of Derivatives Exposure of such Derivatives Lender (in each case, confirmed in writing by each Derivatives

Lender) and the aggregate amount of mark to market risk associated with all outstanding Derivatives Transactions entered into between a Borrower and all counterparties to Derivatives Transactions which are not Derivatives Lenders;

          (c)      as soon as available and in any event within 60 days after the end of each of the first, second and third Fiscal Quarters (i) its unaudited consolidated balance sheet and related statements of income, retained earnings and changes in financial position, and (ii) as of the end of such Fiscal Quarter and the then elapsed portion of the Fiscal Year which includes such Fiscal Quarter, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous Fiscal Year, all certified by a Responsible Officer as presenting fairly in all material respects the financial condition and results of operations of CPC and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments;

          (d)      concurrently with the financial statements required pursuant to Sections 5.1(a), (b) and (c) above, a certificate of CPC, signed by a Responsible Officer in the form of Exhibit “I”;

          (e)      promptly after forwarding the same to its shareholders, all materials distributed out of the ordinary course by CPC to its shareholders and which relate to matters in which any Lender or the Agent, in such capacities, would reasonably be expected to have an interest;

          (f)      promptly upon the request of the Agent at any time that a Default or Event of Default has occurred which is continuing or Excess Availability is less than $150,000,000, and in any event no less frequently than the fifteenth Business Day of each calendar month, (together with a copy of all or any part of the following reports requested by any Lender in writing after the Effective Date), a Borrowing Base Report, as of the last day of the immediately preceding calendar month (or the date specified in the Agent’s request, if applicable), accompanied by such supporting detail and documentation as shall be requested by the Agent it is reasonable discretion including but not limited to:

(i)

an accounts receivable aging (including both summary and detail format) showing Accounts of each Credit Party outstanding, aged from invoice due date as follows: 1 to 30 days past due, 31 to 60 days past due, 61 to 90 days past due, and 91 days or more past due, accompanied by such supporting detail and documentation as shall be requested by the Agent in its reasonable discretion, including the ledger for disputed/legal accounts;

(ii)	a calculation of the Accounts of each Credit Party which would not meet the criteria of an Eligible Account Receivable;

(iii)	a copy of the internally generated month end cash receipts and collections journal;

(iv)	an aged listing of the ten largest customer accounts for the month;

(v)

a monthly Inventory report for each Credit Party by location, type and product group, in each case, accompanied by such supporting detail and documentation, including, a supporting perpetual Inventory report where requested by the Agent in its reasonable discretion; such listings, summaries and reports shall include the dollar value thereof both at cost and at fair market value;

(vi)	a calculation and report as to the Inventory which does not meet the definition of Eligible Inventory;

(vii)	commencing 90 days following the Effective Date, detailed monthly accounts payable aging; and

(viii)	commencing 90 days following the Effective Date, an aged listing of the ten largest accounts payable for the month.

          (g)      monthly within 30 days of the last day of each calendar month:

(i)	a copy of the internally generated general ledger report as at the month end;

(ii)	Borrower prepared reconciliation of the cash receipts journal to the blocked depository account;

(iii)	a reconciliation of Accounts aging to the general ledger and to the financial statement as at the month end;

(iv)	a reconciliation of the monthly inventory perpetual listing to the general ledger and to the financial statement as at the month end; and

(v)	listing of accrued vacation pay for salaried and non-salaried employees.

          (h)      such other reports designating, identifying and describing the Accounts and Inventory as and when the Agent may reasonably require in its Reasonable Credit Judgment;

          (i)      the results of each physical verification, if any, that any of the Borrowers may have made, or caused any other Person to have made on its behalf, of all or any portion of its Inventory where the physical count of such Inventory in comparison to the amount of such Inventory as recorded on the books and records of such Borrower results in a variance of $500,000 or more, which shall be delivered with the monthly inventory report identified in Section 5.1(f)(v) which immediately follows the completion of any such physical verification (and, if a Default or an Event of Default has occurred and is continuing, the Borrowers shall, upon the request of the Agent, conduct, and deliver the results of, such further physical verifications as the Agent may reasonably require);

          (j)      At any time that the Agent requests, but not more than once in any consecutive 12 month period, an appraisal or updates thereof of the Collateral of the Credit

Parties, such appraisals to be conducted at the expense of the Borrowers by an appraiser acceptable to the Agent, and to be in scope, form and substance acceptable to the Agent, acting reasonably, provided, however, that at the Agent’s request such appraisals shall be provided (i) if Excess Availability is less than $75,000,000 for three consecutive Business Days or more, up to twice in any consecutive 12 month period at any time thereafter, unless and until any month in which occurs a day on which Excess Availability has been at least $75,000,000 for the preceding 45 consecutive days, (ii) at any time and with any reasonable frequency while a Default or Event of Default has occurred which is continuing, and (iii) at any time at the expense of the Agent and the Lenders.

          (k)      promptly after any Credit Party learns of the receipt or occurrence of any of the following, a certificate of any Credit Party, signed by a Responsible Officer, specifying (i) any official notice of any violation, alleged violation, non-compliance or alleged non-compliance, or claim made by any Governmental Authority pertaining to all or any part of the properties of any Credit Party which could reasonably be expected to have a Material Adverse Effect, (ii) any event which constitutes a Default or Event of Default, together with a detailed statement specifying in reasonable detail the nature thereof and the steps being taken to cure such Default or Event of Default, (iii) the receipt of any notice from, or the taking of any other action by, the holder of any promissory note, debenture or other evidence of Indebtedness of any Credit Party in excess of Cdn.$15,000,000 with respect to an actual or alleged default, together with a statement specifying in reasonable detail the notice given or other action taken by such holder and the nature of the claimed default and what action the relevant Credit Party is taking or proposes to take with respect thereto, (iv) any Release on, in, at or from any Property occupied or controlled by any Credit Party that is required to be reported by a Credit Party to any Governmental Authority under applicable Environmental Law and that: (a) has resulted in any personal injury or illness which could reasonably be expected to result in liabilities of one or more Credit Parties; or (b) could reasonably be expected to result in Remedial Obligations of one or more Credit Parties, in an amount of $5,000,000 or more, (v) any default or non-compliance of any Credit Party to any of the Loan Documents with any of the terms and conditions thereof or any notice of termination or other proceedings or actions which could reasonably be expected to adversely affect any of the enforceability of or the rights and remedies of the Agent and the Lenders under the Loan Documents in any material respect, (vi) the creation, dissolution, merger or acquisition of any Credit Party, (vii) any event or condition not previously disclosed to the Agent, pursuant to which any Credit Party has violated any Environmental Law which could reasonably be expected to have a Material Adverse Effect, (viii) any material amendment to, termination of, or material default by any Credit Party giving rise to the right of any counterparty to terminate or repudiate any Material Contract or any execution of, or material amendment to, termination of, or material default by any Credit Party under, any material collective bargaining agreement, (iv) any downward change to the public debt ratings of CPC assigned by either Moody’s or S&P and (x) any other event, development or condition which would reasonably be expected to have a Material Adverse Effect;

          (l)      promptly after the occurrence thereof, notice of the institution of any action, suit or proceeding or any governmental investigation or any arbitration before any court or arbitrator or any Governmental Authority or official against any Credit Party or any material property of Credit Party which could reasonably be expected to have a Material Adverse Effect;

          (m)      promptly after the filing thereof with any Governmental Authority, a copy of each actuarial valuation report and upon request of the Agent, Annual Information Return or Form 5500, (as applicable) in respect of any Defined Benefit Plan or Title IV Plan;

          (n)      promptly upon receipt by a Credit Party, copies of all orders, directions, notices of non-compliance or notices of proposal to make orders or directions of a Governmental Authority relating to a Canadian Pension Plan;

          (o)      promptly upon any Credit Party becoming aware of any fact or condition which could reasonably be expected to result in an ERISA Event in respect of a U.S. Pension Plan, a summary of such facts and circumstances and any action the Credit Parties intend to take regarding such facts or conditions, except for any such event as could not reasonably be expected to result in material liability in excess of $5,000,000 U.S. Dollars, individually or when aggregated with any other ERISA Events;

          (p)      promptly upon any Credit Party becoming aware of any determination that a Title IV Plan is or is expected to be in “at risk” status, or of any notice that a Multiemployer Plan is or is expected to be in “endangered” or “critical” status, a copy of such determination or notice;

          (q)      at the cost of the Borrowers, a report or reports of an independent collateral field examiner (which collateral field examiner may be the Agent or an Affiliate thereof) approved by the Agent with respect to the Eligible Accounts, Eligible Inventory and the Snowflake Fixed Assets (if applicable) components included in the Borrowing Base, which report(s) shall be provided at such time(s) as the Agent may request, but not more than once in any consecutive 12 month period, provided, however, that the Agent may request such examinations and reports(s), and if so requested, such examinations and reports shall be provided:

(i)	up to twice in any consecutive 12 month period immediately following any time at which Excess Availability is less than $150,000,000 for three consecutive Business Day or more; or

(ii)	up to four times in any consecutive 12 month period immediately following any time at which Excess Availability is less than $100,000,000 for at least three consecutive Business Day or more; and

(iii)	with any reasonable frequency at any time during which a Default or an Event of Default has occurred which is continuing; and

(iv)	at any time at the expense of the Lenders;

provided further that if Excess Availability is greater than $150,000,000 for at least 45 Consecutive days, the 12 month period contemplated in the first full paragraph of this Section 5.1(q) shall re-commence;

          (r)      upon request by the Agent, a summary of the insurance coverages of the Borrower and any other Credit Party, in form and substance reasonably satisfactory to the Agent, and upon renewal of any insurance policy, a copy of an insurance certificate summarizing the terms of such policy, and upon request by the Agent, copies of all applicable insurance policies;

          (s)      on or before the earlier of the 15th day after approval by the Board of Directors of CPC and the 60th day after each Fiscal Year end, an annual budget of the Credit Parties on a consolidated and consolidating basis (consolidating on the basis of principal lines of business of the borrower and the other Credit Parties), approved by the Board of Directors of CPC, setting forth in reasonable detail and on a monthly basis the projected revenues and expenses (including budgeted capital expenditures) of the Credit Parties for the following Fiscal Year, it being recognized by the Lenders that projections as to future results are not to be viewed as fact and that the actual results for the period or periods covered by such projections may differ from the projected results; and provided that, if at any time in the last Fiscal Quarter of the preceding Fiscal Year, Excess Availability had been less than $75,000,000 for three consecutive Business Days or more, the approval of the Agent shall be required (but shall not be unreasonably withheld) in respect of the capital expenditure budget to the extent the capital expenditures proposed therein exceed the budgeted capital expenditures for the previous Fiscal Year by more than 20%;

          (t)      concurrently with any delivery of financial statements under Section 5.1(a) or (b) above, a certificate of a Responsible Officer of the Borrower (i) stating whether any change in GAAP or in the application thereof has occurred since the date of the audited financial statements referred to in Section 5.1(a) and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate, (ii) identifying all its Subsidiaries existing on the date of such certificate and indicating, for each such Subsidiary, and whether such Subsidiary is a Guarantor and whether such Subsidiary was formed or acquired since the end of the previous Fiscal Quarter, (iii) identifying any parcels of real property (whether leased or owned) that have been acquired by any Credit Party since the end of the previous calendar month and on which Collateral is to be located, and (iv) identifying any Acquisitions that have been completed since the end of the previous calendar month, including the date on which each such Acquisition was completed and the consideration therefor; and

          (u)      upon request by the Agent, such other information respecting the condition or operations, financial or otherwise, of the Credit Parties, as the Agent may reasonably require. To the extent the Agent receives any item set forth in this Section 5.1 that was not also delivered to Lenders, the Agent shall deliver the same to the Lenders.

5.2                Existence; Conduct of Business.

          Each Credit Party will do or cause to be done all things necessary to:

          (a)      preserve, renew and keep in full force and effect its legal existence, except pursuant to a transaction permitted by Section 6.3; and

          (b)      obtain, preserve, renew and keep in full force and effect any and all rights, licenses, permits, privileges and franchises necessary for the conduct of its business, except where failure to do so would not reasonably be expected to have a Material Adverse Effect;

          all provided that, notwithstanding the foregoing and consistent with past practice and provided that none of the following actions could reasonably be expected to have a Material Adverse Effect , the Credit Parties, or any of them, may from time to time curtail, idle or discontinue, either temporarily or permanently, the operation of certain fixed assets and may further release or relinquish, fail to renew or otherwise permit to lapse any rights, licenses, permits, privileges and franchises required in connection with or related to any such fixed assets and not otherwise required for the conduct of their business, in any such case where the applicable Credit Party(ies) deem it prudent to do so in the ordinary course of its business. No Credit Party shall be required to replace, repair or otherwise maintain any Equipment which has been deliberately idled or which the applicable Obligor intends to idle or to preserve, renew, reinstate or otherwise obtain any associated rights, licenses, permits, privileges and franchises in any such circumstances.

5.3                Payment of Obligations.

          Each Credit Party will pay its obligations, including Tax liabilities, that, if not paid, could reasonably be expected to result in a Material Adverse Effect before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the applicable Credit Party has set aside on its books adequate reserves with respect thereto in accordance with GAAP, and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

5.4                Maintenance of Properties.

          Subject to the proviso in the last paragraph of Section 5.2, each Credit Party will keep and maintain all property necessary for the conduct of its business in good working order and condition, ordinary wear and tear excepted, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

5.5                Books and Records; Inspection Rights.

          Each Credit Party will keep proper books of record and account in which full, true and correct entries in conformity in all material respects with GAAP and all Applicable Laws, are made in respect of all financial dealings and transactions in relation to its business and activities. Each Credit Party will permit any representatives designated by the Agent or any Lender, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested during normal business hours and within five Business Days after written notification of any proposed visit to CPC, except that while any Default or Event of Default has occurred which is continuing, no such restrictions shall apply.

5.6                Compliance with Applicable Laws and Material Contracts.

          Each Credit Party will comply with all Applicable Laws and orders of any Governmental Authority applicable to it or its property and with all of its material contractual obligations, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No Credit Party shall modify, amend or alter its certificate or articles of incorporation, any partnership agreement governing any such Credit Party which is a partnership or any shareholder agreement relating to the Equity Securities issued by any such Credit Party in a manner which is in any respect materially adverse to the Agent or the Lenders.

5.7                Use of Proceeds and Letters of Credit.

          The proceeds of the Revolving Loans will be used for repayment of existing indebtedness, working capital and other general corporate purposes of the Borrowers and, to the extent permitted pursuant to this Agreement, their Subsidiaries (including, without limitation, to effect Investments and Acquisitions permitted by this Agreement; provided that no such proceeds shall be used for the purpose of a Hostile Acquisition). The purpose of each Letter of Credit shall be reasonably acceptable to the Agent.

5.8                Further Assurances.

          Each Credit Party will cure promptly on request by the Agent any defects in the execution and delivery of the Loan Documents, including this Agreement. Upon request by the Agent, each Credit Party will, at its expense, as promptly as practical, execute and deliver to the Agent, all such other and further documents, agreements and instruments reasonably required by the Agent to ensure such Credit Party is in compliance with and performs its covenants and agreements in the Loan Documents, including this Agreement, or to further evidence and more fully describe the Collateral, or to correct any omissions in any of the Loan Documents, or more fully to state the security obligations set out herein or in any of the Loan Documents, or to perfect, protect or preserve any Liens created pursuant to any of the Loan Documents, or to make any recordings, to file any notices, or obtain any consents, all as may reasonably be necessary or appropriate therewith, in the judgment of the Agent, acting reasonably.

5.9                Insurance; Compensation.

          Each Credit Party shall maintain insurance on its property and assets and in respect of third party liability claims under such policies of insurance, with such insurance companies, in such reasonable amounts and covering such insurable risks as is customary with companies carrying on the same or similar businesses and operating in the same and similar locations and acting in a prudent manner. Loss payable under such policies, in respect of any loss of or physical damage to any Collateral, subject to the rights of any holders of Permitted Liens holding claims senior to the Agent, is to be made payable to the Agent, as its interest may appear, pursuant to a standard non contributory “mortgagee”, “lender” or “secured party” clause and such policies shall otherwise contain such other provisions as the Agent may reasonably require to fully protect the Agent’s interest in the Collateral and to any payments to be made under such policies in respect thereof. Original certificates of insurance in respect of the insurance policies required hereunder are to be delivered to the Agent, with the loss payable endorsement in the Agent’s favour in respect of the applicable

Collateral, and shall provide for not less than thirty (30) days prior written notice to the Agent of the exercise of any right of cancellation. Upon the occurrence and during the continuance of an Event of Default which is not waived in writing by the Agent, the Agent shall, subject to the rights of any holders of Permitted Liens holding claims senior to the Agent, have the sole right, in the name of the Agent, the Borrower or any other applicable Credit Party, to file claims under any insurance policies, to receive, receipt and give acquittance for any payments that may be payable thereunder in respect of the Collateral, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies. If any part of the Collateral is lost or damaged by fire or other casualty or becomes subject to any eminent domain, taking, condemnation of property or similar proceedings (or any transfer or disposition in lieu of such) (collectively, a “Condemnation”) and the insurance proceeds or award or compensation for such loss or damage or Condemnation, as applicable, is less than or equal to $25,000,000 for any one occurrence or in the aggregate for all such occurrences for the period from the Effective Date to the Maturity Date, such insurance proceeds or award or compensation, as applicable, shall (subject to Section 2.9(a)) be paid to the applicable Credit Party. Notwithstanding the foregoing, to the extent such insurance proceeds or award or compensation, as applicable, are received by the Agent, the Agent shall promptly, and in any event within one (1) Business Day of receipt, remit such insurance proceeds or award or compensation, as applicable, to the applicable Credit Party. If any part of the Collateral is lost or damaged by fire or other casualty or becomes subject to a Condemnation and the insurance proceeds or award or compensation for such loss or damage or Condemnation, as applicable, are greater than $25,000,000 for any one occurrence or in the aggregate for all such occurrences for the period from the Effective Date to the Maturity Date, such insurance proceeds or award or compensation, as applicable, shall (subject to Section 2.9(a)) be paid to the applicable Credit Party, and provided that the applicable Credit Party has sufficient business interruption insurance to replace any profits lost as a result of the loss of or damage or Condemnation to any of its facilities, such Credit Party may irrevocably elect (by delivering written notice to the Agent within 60 days of the occurrence of such loss or damage) to replace, repair or restore such Collateral to substantially the equivalent condition prior to such fire or other casualty or Condemnation as set forth herein in which case, such replacement, repairing or restoring shall be completed within 180 days of such election. If such election is not made by such Credit Party or if such replacement, repairing or restoring, as the case may be, is not completed within such 180 day period, such insurance proceeds or award or compensation, as applicable, shall be used to repay outstanding Revolving Loans. Notwithstanding the foregoing, to the extent that such insurance proceeds or award or compensation, as applicable, are received by the Agent, the Agent shall promptly, and in any event within one (1) Business Day of receipt, remit such insurance proceeds or award or compensation, as applicable, to the applicable Credit Party to be applied in accordance with this Section 5.9. If the applicable Credit Party does not, or cannot, elect to use the insurance proceeds or award or compensation, as applicable, paid in respect of Collateral as set forth above, or if the Agent believes upon reasonable grounds that the applicable Credit Party will not be able to replace, repair or restore such Collateral in a reasonably timely manner to substantially the equivalent condition prior to such fire or other casualty or Condemnation, as applicable, the Agent may, subject to the rights of any holders of Permitted Liens holding claims senior to the Agent in respect of such insurance proceeds or award or compensation, as applicable, (i) if no Event of Default has occurred which is continuing, apply the insurance proceeds to the payment of any Revolving Loans until paid in full and remit any remaining proceeds or awards or compensations, as applicable, to the applicable Credit Party and (ii) if an Event of Default has occurred which is continuing, apply the insurance proceeds or awards or compensations, as applicable, to the Obligations in such manner and in such order as the Agent may reasonably elect, subject to Section 7.2(c) . Upon the occurrence and during the continuance of an Event of Default, all insurance proceeds or awards or compensations, as applicable, in respect of any Collateral shall be paid to the Agent. The Agent may apply such insurance proceeds or award or compensation, as applicable, to the Obligations in such manner as it may deem advisable in its sole discretion, subject to Section 7.2(c) . In the event the Borrower fails to provide the Agent with timely evidence, acceptable to the Agent, acting reasonably, of the maintenance of insurance coverage required pursuant to this Section 5.9, or in the event that any Credit Party fails to maintain such insurance, the Agent may purchase or otherwise arrange for such insurance, but at the Borrower’s expense and without any responsibility on the Agent’s part for: (i) obtaining the insurance; (ii) the solvency of the insurance companies; (iii) the adequacy of the coverage; or (iv) the collection of claims. The insurance acquired by the Agent may, but need not, protect any Credit Party’s interest in the Collateral, and therefore such insurance may not pay claims which any Credit Party may have with respect to the Collateral or pay any claim which may be made against a Credit Party in connection with the Collateral. In the event the Agent purchases, obtains or acquires insurance covering all or any portion of the Collateral, the Borrowers shall be responsible for all of the applicable costs of such insurance, including premiums, interest (at the applicable interest rate for Revolving Loans set forth in Section 2.5), and any other Out-of-Pocket-Expenses with respect thereto, until the effective date of the cancellation or the expiration of such insurance. The Agent may charge all of such premiums, costs, interest and Out-of-Pocket-Expenses to the Borrower’s Loan Account. The Borrower hereby acknowledges that the costs of the premiums of any insurance acquired by the Agent may exceed the costs of insurance which the Borrower may be able to purchase on its own. In the event that the Agent purchases such insurance, the Agent will promptly, and in any event within five (5) days, notify the Borrower of said purchase.

5.10              Operation and Maintenance of Property.

          Each Credit Party will manage and operate its business or cause its business to be managed and operated (i) in accordance with prudent industry practice in all material respects and in compliance in all material respects with the terms and provisions of all material licenses, leases, contracts and agreements, and (ii) in compliance with all Applicable Laws of the jurisdiction in which such businesses are carried on, and all Applicable Laws of every other Governmental Authority from time to time constituted to regulate the ownership, management and operation of such businesses, except in any such case where a failure to so manage and operate would not have a Material Adverse Effect. Without limiting the generality of the foregoing, each Credit Party will pay and perform when due its obligations under all leases of any real property on which any Collateral is located.

5.11              Additional Subsidiaries; Additional Liens.

          If, at any time on or after the Effective Date, any Credit Party creates or acquires an additional Subsidiary, other than a Subsidiary which is an Unrestricted Subsidiary, or in some other fashion becomes the holder of any Equity Securities of a new Subsidiary, other than a Subsidiary which is an Unrestricted Subsidiary, or if the Borrowers at any time wish to cause an Unrestricted Subsidiary to become a Guarantor hereunder, to the extent permitted by Applicable Law, the Borrower and the other Credit Parties will cause such new Subsidiary or such Unrestricted Subsidiary, as the case may be, to immediately execute and deliver to the Agent (i) a guarantee, (ii) mortgages, Security Documents, hypothecs and other security-related documents covering such Subsidiary’s property, and (iii) a joinder agreement to this Agreement substantially in the form attached hereto as Exhibit “M”. In connection with the execution and delivery of any guarantee, security agreement, intellectual property Security Documents, hypothecs, joinder agreement or related document pursuant to this Section, each Credit Party will cause to be delivered to the Agent such corporate (or other) resolutions, certificates, legal opinions and such other related documents and registrations as shall be reasonably requested by the Agent and consistent with the relevant forms and types thereof delivered on the Effective Date or as shall be otherwise reasonably acceptable to the Agent. Each guarantee, pledge agreement, mortgage, security agreement, intellectual property Security Documents, hypothecs, joinder agreement and other documents delivered pursuant to this Section shall be deemed to be a Security Document from and after the date of execution thereof.

5.12             Adjusted Net Worth Covenant.

          CPC shall, at all times, maintain Adjusted Net Worth of not less than $750,000,000. CPC’s compliance with this Section 5.12 shall be tested as at the last day of each calendar month.

5.13              Post Closing Undertakings.

          Borrower will ensure that all post closing undertakings as set forth in Schedule 5.13 (collectively, the “Undertakings”) have been satisfied within the time periods set forth therein. Any failure to satisfy any of the Undertakings specified in Schedule 5.13 within the applicable time periods shall constitute an Event of Default.

5.14              Environmental Laws.

          Each of the Credit Parties shall conduct its business in compliance in all material respects with all Environmental Laws applicable to it or them, including those relating to the Credit Parties’ generation, handling, use, storage and disposal of Hazardous Materials, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect. Each of the Credit Parties will take such action in response to any non-compliance or alleged non-compliance with Environmental Laws as may be required by any Governmental Authority having jurisdiction over the applicable Credit Party and the applicable matter, in each case to the extent failure to do so would reasonably be expected to have a Material Adverse Effect, except to the extent that the applicable Credit Party is contesting in good faith and by appropriate proceedings its obligation to take such action and appropriate reserves are being maintained with respect to such circumstances in accordance with GAAP, and the Borrower shall regularly report to the Agent on such response. Without limiting the generality of the foregoing, whenever any Credit Party gives notice to the Agent pursuant to Section 5.1(k)(vi) and the Agent so requests, the Credit Parties shall, at the applicable Credit Party’s expense, provide to the Agent an environmental assessment report prepared by an independent environmental engineer or consultant acceptable to the Credit Parties and the Agent, acting reasonably, regarding the matters which are the subject of the Default, including, where appropriate, soil and/or groundwater sampling, prepared by an environmental consulting firm and, in form and substance, reasonably acceptable to the Agent and indicating the presence or absence of Hazardous Materials and the estimated cost of any compliance or work required to remediate any Hazardous Materials to the extent required by the applicable Governmental Authority in accordance with applicable Environmental Laws as well as such other matters as the Borrowers and/or Agent may reasonably request from time to time.

5.15              Pension Plans.

          Each Credit Party will (a) take all action necessary to ensure that each Canadian Pension Plan is maintained in good standing in accordance with the Applicable Pension Laws to which it is subject, except where the failure to do so would not reasonably be expected to cause a Material Adverse Effect, (b) make full payment when due of all amounts which, under the provisions of any Canadian Pension Plan, agreement relating thereto or Applicable Pension Laws, the Credit Party is required to pay as contributions thereto, including special payments required for the amortization of unfunded liabilities or solvency deficiencies identified in the actuarial valuation report prepared in respect of a Defined Benefit Plan, (c) ensure all pre-funded Defined Benefit Plans are funded in compliance with Applicable Pension Laws and the recommendations of the plans’ actuaries as identified in the relevant actuarial valuation report and that unfunded Defined Benefit Plans (including any required security) are maintained in accordance with the terms thereof and the funding or custodial agreements therefor, (d) not: (i) contribute to or assume an obligation to contribute to any new Defined Benefit Plan or Canadian multi-employer pension plan to which the Credit Party is not already contributing on the Effective Date, unless first disclosed to the Agent, (ii) acquire an interest in any Person if such Person sponsors, maintains or contributes to, or at any time in the five-year period preceding such acquisition has sponsored, maintained, or contributed to a Defined Benefit Plan, unless first disclosed to the Agent, or (iii) wind-up any Defined Benefit Plan, in whole or in part, unless the Credit Party has obtained written advice from the actuary for such plan that the plan (or part thereof in the case of a partial wind up) is fully funded or has an unfunded liability of no more than $1 million at the effective date of the wind up, without the consent of the Agent, or (e) not, or cause or permit any ERISA Affiliate to, cause or permit to occur an ERISA Event in respect of a U.S. Pension Plan to the extent such ERISA Event could reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate.

5.16              Excess Availability.

          The Borrowers shall, at all times, maintain Excess Availability in a minimum amount of $35,000,000.

5.17              Refinancing of Existing Senior Notes.

          CPC shall, on or before March 15, 2011, complete a Refinancing of the 2003 Notes on market terms and conditions and which shall provide that the final maturity date of such Indebtedness shall not occur on a date which is prior to six months following the Maturity Date.

5.18              Catalyst Hungary.

          The Credit Parties shall cause Catalyst Hungary to pay to CPC all amounts received by Catalyst Hungary on account of interest, any repayments of principal and other amounts received from Catalyst US Holdco on account of the Indebtedness permitted pursuant to Section 6.1(f), by way of dividend or return of capital, net of any amounts required by Catalyst Hungary to pay its operating requirements in the ordinary course, up to an amount for such operating requirements not to exceed $1,500,000 in any Fiscal Year, all on the terms and conditions disclosed to the Agent and the Lenders prior to the Effective Date.

5.19              Landlord Estoppel.

          Upon the Agent’s written request, Catalyst Paper (Snowflake) Inc. shall use its commercially reasonable efforts to deliver or cause to be delivered to Agent a landlord’s estoppel, waiver, consent and access agreement executed by the owner of any of the real property leased by Catalyst Paper (Snowflake) Inc., which agreement shall be in form and substance reasonably acceptable to Agent.

Article 6
NEGATIVE COVENANTS

          From (and including) the Effective Date until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full and all Letters of Credit, Letter of Credit Guarantees, and Reimbursement Obligations have been satisfied by the Borrowers, each Borrower and each other Credit Party covenants and agrees with the Lenders that:

6.1                Indebtedness.

          No Credit Party will and no Credit Party will permit any other Credit Party to, create, incur, assume or permit to exist any Indebtedness, except:

          (a)      any Indebtedness created hereunder or under any other Loan Document and Indebtedness comprising or arising under the Ancillary Credit Facilities made available by the Derivatives Lenders as permitted pursuant to Section 2.20;

          (b)      Indebtedness arising under or in connection with the 2003 Notes and the 2003 Note Indenture and the 2004 Notes and the 2004 Note Indenture;

          (c)      provided no Default or Event of Default exists at the time such Indebtedness is incurred or would arise as a result of the incurrence thereof, Indebtedness incurred pursuant to any Refinancing of any Indebtedness under any of the Existing Note Indentures or Existing Senior Notes, in each case, existing on the Effective Date, on market terms and conditions and provided that the final maturity date of such Indebtedness shall not occur on a date which is prior to six months following the Maturity Date;

          (d)      any Indebtedness of one Credit Party to another Credit Party;

          (e)      any Guarantee by a Credit Party of Indebtedness permitted pursuant to this Section 6.1 of any other Credit Party;

          (f)      Indebtedness of Catalyst US Holdco to Catalyst Hungary existing at the Effective Date, which is not secured by any Lien on any property, assets or undertaking of any of the Credit Parties, in a principal amount not exceeding U.S.$175,000,000, the repayment of which is subject to Section 6.6 of this Agreement and which is subordinated to the Obligations, and is otherwise on the terms and conditions disclosed to the Agent and the Lenders prior to the Effective Date;

          (g)      provided no Default or Event of Default exists at the time such Indebtedness is incurred or would arise as a result of the incurrence thereof, any Indebtedness of the Credit Parties secured by Purchase Money Liens or constituting Capital Lease Obligations (other than, for greater certainty, Capital Lease Obligations in connection with any Sale and Leaseback Transaction which shall be governed by Section 6.8), in an aggregate amount outstanding at any time not exceeding $100,000,000 for all Credit Parties;

          (h)      Indebtedness under Sale and Leaseback Transactions permitted under Section 6.8;

          (i)      provided no Default or Event of Default exists at the time such Indebtedness is incurred or would arise as a result of the incurrence thereof, Indebtedness from time to time incurred under any Derivatives Transaction entered into with a Derivatives Lender comprising the unpaid purchase price for physical purchases of natural gas made by Catalyst Paper or either of its partners under any GasEDI Base Contract, provided that the aggregate amount of all such Indebtedness permitted to be outstanding thereunder shall not at any time exceed $5,000,000, including in respect of principal, interest, costs and any other amounts outstanding or ongoing in connection therewith, and that no such Indebtedness shall be outstanding for more than 60 days after the applicable Credit Party takes physical delivery of the natural gas purchased under the applicable GasEDI Base Contract;

          (j)      provided no Default or Event of Default exists at the time such Indebtedness is incurred or would arise as result thereof, any Indebtedness in respect of Derivatives Transactions consisting of:

(i)	pulp and paper commodities transactions; and

(ii)	transactions pursuant to GasEDI Base Contracts of the nature permitted under Section 6.1(i) above,

                               in any such case entered into with a counterparty that is not a Lender or a Derivatives Lender and which Indebtedness:

(iii)	is not secured by any Lien on any Property of any Credit Party granted in favour of the applicable counterparty; or

(iv)

may be supported by one or more Letters of Credit issued, subject to Availability, pursuant to this Agreement or, in the case of Indebtedness arising under any pulp and paper commodities transactions only, secured by collateral consisting of the pledge or the deposit of cash or Cash Equivalents up to an aggregate amount not to exceed $5,000,000 at any time;

          (k)      Indebtedness which is unsecured arising from the honouring by a bank or other financial institution of a cheque, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five (5) Business Days of being incurred;

          (l)      Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

          (m)      unsecured Guarantees in the ordinary course of business of any Credit Party of the obligations of suppliers to or licensees of such Credit Party;

          (n)      provided no Default or Event of Default exists at the time such Indebtedness is incurred or would arise as a result of the incurrence thereof, other unsecured Indebtedness up to an aggregate amount outstanding at any time not to exceed $5,000,000 for all Credit Parties;

          (o)      provided no Default or Event of Default exists at the time such Indebtedness is incurred or would arise as a result of the incurrence thereof, and provided further that Excess Availability at the time immediately following the incurrence of any such Indebtedness is not less than (i) $50,000,000, (A) additional Indebtedness of any Credit Party which is not secured by any Lien on any property, assets or undertaking of any of the Credit Parties; and (B) subject to the limitations described in the last sentence of this paragraph (o), additional Indebtedness (which, for greater certainty, may include Indebtedness incurred pursuant to a Refinancing of Indebtedness as permitted pursuant to Section 6.1(c)) of any Credit Party which is secured by a Lien on any property, assets or undertaking of any of the Credit Parties, other than the Collateral, provided that, prior to the incurrence thereof, the lender of such Indebtedness and the Credit Parties shall have entered into intercreditor arrangements with the Credit Parties and the Agent providing for access and usage rights in favour of the Agent with respect to the Collateral, all in form and substance satisfactory to the Agent acting reasonably; and (ii) $65,000,000, subject to the limitations described in the last sentence of this paragraph (o), additional Indebtedness (which, for greater certainty, may include Indebtedness incurred pursuant to a Refinancing of Indebtedness as permitted pursuant to Section 6.1(c)), of any Credit Party which may be secured by a Lien on the Collateral pursuant to Liens which rank behind the Liens granted in favour of the Agent for and on behalf of the Lenders and the Derivatives Lenders, subject to the prior satisfaction of the requirements set forth in Section 6.2(c) prior to the incurrence of any such Indebtedness. Notwithstanding the foregoing or any other provision of this Agreement or the other Loan

Documents, no Credit Party shall incur any Indebtedness or create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by any Credit Party to secure any Indebtedness if, as a result of the incurrence of such Indebtedness or the granting of such Lien, the aggregate value of all Indebtedness of CPC and its Subsidiaries secured by any Lien on any of the property, assets or undertaking of CPC or any of its Subsidiaries is an amount which would, in accordance with the provisions of the Existing Note Indentures or any Existing Senior Notes, require any Credit Party to secure the Indebtedness under any of the Existing Senior Notes or the Existing Note Indentures on a pari passu basis with any Indebtedness of the Credit Parties under this Agreement or the other Loan Documents; and

          (p)      Indebtedness relating to letters of credit issued by Royal Bank of Canada under the Existing Senior Credit Facility having face amounts not exceeding $500,000 in the aggregate, which letters of credit will remain outstanding following the Effective Date and until replaced by one or more Letters of Credit issued under the Canadian Letter of Credit Sub-Line.

6.2                Liens.

          No Credit Party will, and no Credit Party will permit any Credit Party to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by any Credit Party, except:

          (a)      Permitted Liens;

          (b)      subject to the last sentence of Section 6.1(o) and provided no Default or Event of Default exists at the time any such Lien is created or would arise as a result of the creation thereof, Liens in favour of any third party lender securing Indebtedness permitted to be incurred pursuant to Section 6.1(o)(i)(B) on any property, assets and undertaking of any Credit Party which does not constitute Collateral, provided that, prior to the creation of such Lien, such third party lender shall have entered into intercreditor arrangements with the Agent and the applicable Credit Parties providing for access and usage rights in favour of the Agent with respect to the Collateral satisfactory to the Agent, acting reasonably;

          (c)      subject to the limitations set forth in the last sentence of Section 6.1(o) and provided no Default or Event of Default exists at the time any such Lien is created or would arise as a result of the incurrence thereof, Liens securing Indebtedness permitted to be incurred pursuant to Section 6.1(o)(ii) on any or all of the property, assets and undertaking of any of the Credit Parties which constitutes Collateral in favour of a third party lender which rank behind the Liens granted in favour of the Agent for and on behalf of the Lenders and the Derivatives Lenders, and subject to and provided that (i) the Agent for and on behalf of the Lenders and the Derivatives Lenders obtain a second priority Lien on any property, assets or undertaking subject to any Lien in favour of such third party lender on terms and conditions satisfactory to the Agent; (ii) the Agent and the Required Lenders acting reasonably shall be satisfied with all aspects of the intercreditor arrangements entered into with such third party lender, including without limitation, with respect to the amounts secured by the Collateral in favour of such third party lender, the identity of such third party lender, standstill rights, access and usage rights for the Agent regarding the Collateral and all postponement and subordination arrangements that the Agent and the Required Lenders may require; and (iii) the Agent, the Credit Parties and such third party lender shall have executed and delivered an intercreditor agreement giving effect to such intercreditor arrangements which shall be in form and substance satisfactory to the Agent and the Required Lenders acting reasonably; and

          (d)      in addition to the foregoing, subject to obtaining the prior written consent of the Required Lenders and the limitations described in the last sentence of Section 6.1(o), and provided (i) no Default or Event of Default exists at the time any such Lien is created or would arise as a result of the incurrence thereof, and (ii) prior to the incurrence of any such Indebtedness, the holders of such Liens shall have entered into intercreditor arrangements pursuant to intercreditor agreements with the Agent and the Lenders and the applicable Credit Parties, all in form and substance satisfactory to the Agent and such Lenders, acting reasonably, Liens securing any Refinancing of Indebtedness permitted pursuant to Section 6.1(c) .

Notwithstanding any other provision of this Agreement or the other Loan Documents, no Credit Party will, and no Credit Party will permit any other Credit Party to, create, incur, assume or permit to exist any Lien on any of the Equity Securities of any Credit Party (other than CPC).

6.3                Fundamental Changes.

          (a)      No Credit Party will, and no Credit Party will permit any other Credit Party to;

(i)	merge into or amalgamate or consolidate with any other Person, or permit any other Person to merge into or amalgamate or consolidate with such Credit Party;

(ii)

sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets, or all or any of the Equity Securities of any of its Subsidiaries (in each case, whether now owned or hereafter acquired), or liquidate or dissolve without the prior written consent of the Agent;

(iii)	liquidate, wind-up or dissolve itself,

except that any Credit Party may do any of the foregoing if the applicable transaction(s) involve only one or more Credit Parties, provided that if such transactions involve a Borrower, such Borrower is the surviving entity, and the Borrowers provide the Agent with no less than 30 days prior written notice of the applicable transactions and promptly take whatever steps and deliver whatever documents (including Security Documents) as may reasonably be required by the Agent to ensure that the rights and interests of the Agent and the Lenders are not adversely affected as a result of such transactions.

          (b)      No Credit Party shall and no Credit Party shall permit any other Credit Party to engage to any material extent (such materiality to be determined in the context of the business(es) carried on by the Credit Parties as a whole) in any business other than the manufacture and sale of paper, pulp, containerboard and other wood products and businesses ancillary or reasonably related thereto, which ancillary businesses shall, without limitation, include the generation and sale of energy from generation facilities ancillary to the operations of the Credit Parties or any of them, or any of their Subsidiaries and provided that:

(i)	the applicable Credit Parties shall be permitted to continue to engage in the businesses comprising the Investments identified in Schedule 6.4(b); and

(ii)

any of the Credit Parties shall be permitted to engage in any business not otherwise permitted pursuant to this Section 6.3(b) to the extent such business comprises or results from an Acquisition or Investment which is otherwise permitted to be made pursuant to Section 6.4 and that all such excepted Acquisitions and Investments made by the Credit Parties, or any of them, pursuant to this Section 6.3(b)(ii) shall have an aggregate cost of not more than $20,000,000 since the Effective Date.

6.4                Investments, Loans, Advances, Guarantees and Acquisitions.

          No Credit Party will make, and no Credit Party shall permit any other Credit Party to make, any Investment in or Acquisition of (including pursuant to any amalgamation with any Person that was not a Credit Party prior to such amalgamation) or Guarantee any obligations of any other Person, or permit to exist any other Investment, except, subject to as provided at the end of this Section 6.4:

          (a)      Investments by a Credit Party in any other Credit Party;

          (b)      Investments by any Credit Party in any Subsidiary which is not a Credit Party to the extent outstanding at the Effective Date as set forth in Schedule 6.4(b);

          (c)      Investments in Cash Equivalents which are subject to a Lien under the Security Documents;

          (d)      Guarantees permitted by Section 6.1;

          (e)      loans and advances (including relocation/moving, travel, payroll and housing related advances) in the ordinary course of business to employees, directors or officers of any of the Credit Parties or their Subsidiaries so long as the aggregate principal amount thereof outstanding at any time outstanding shall not exceed $5,000,000;

          (f)      Investments in securities or other obligations received upon foreclosure or pursuant to any plan of reorganization or liquidation or similar arrangement upon and in respect of the bankruptcy or insolvency of trade creditors or customers or in connection with the settlement of delinquent accounts in the ordinary course of business, and Investments received in good faith in settlement of disputes or litigation;

          (g)      other Investments not otherwise permitted under this Section 6.4 in an aggregate amount for all Credit Parties not to exceed $5,000,000 at any time outstanding; and

          (h)      any other Investment or Acquisition, provided that (i) no Default or Event of Default exists at the time any such Investment is made or Acquisition completed or would arise as a result of the making of such Investment or completion of such Acquisition; (ii) prior to and at the time immediately following the making of such Investment or the completion of such Acquisition, Excess Availability shall not be less than $50,000,000; and (iii) in the case of an Acquisition, the Agent shall receive such guarantees and security, opinions and other documents as it may reasonably require, all in form and substance satisfactory to the Agent in respect of any assets acquired and as otherwise contemplated by and as may be required in accordance with Section 5.11, acting reasonably;

provided that, notwithstanding any other provision of this Agreement, no Credit Party will make, and no Credit Party shall permit any of its Subsidiaries to make, any Investment or Acquisition consisting of the participation in, purchase or other acquisition of rights under this Agreement, any other Loan Document or any of the Obligations or Derivatives Secured Obligations.

6.5                Derivatives Transactions.

          No Credit Party will enter into or engage in any Derivatives Transactions (i) which would cause or result in a breach, default or contravention of any of the Existing Note Indentures or the Existing Senior Notes; or (ii) for speculative purposes.

6.6                Restricted Payments.

          No Credit Party will, and no Credit Party will permit any other Credit Party to, declare, pay or make, or agree to declare, pay or make, directly or indirectly, any Restricted Payment, except:

          (a)      CPC may declare and pay dividends with respect to its Equity Securities payable solely in additional Equity Securities;

          (b)      any Credit Party (other than CPC) may declare and pay dividends to or otherwise make Restricted Payments to CPC or any other Credit Party and any Credit Party (other than CPC) may redeem or repurchase its own Equity Securities;

          (c)      any Credit Party may declare, pay, or make or agree to pay or make, any Restricted Payment, other than a Restricted Payment contemplated by paragraph (v) of the definition thereof, provided that, subject to as provided further below (i) no Default or Event of Default exists at the time such Restricted Payment is declared, paid or made or agreed to be made or would arise as a result of such Restricted Payment having been declared, paid or made, or agreed to be made, as the case may be; and (ii) prior to and upon giving effect to any such Restricted Payment being declared, paid or made or agreed to be made, as the case may be, Excess Availability shall not be less than $50,000,000; provided further that, in addition but without limitation to the foregoing, in respect of Indebtedness incurred as permitted pursuant to Section 6.1(f), no payments or prepayments, whether of principal, interest or any other amounts, shall be paid by any Credit Party on account of such

Indebtedness in excess of the amounts and except in accordance with the terms and conditions disclosed to the Agent and the Lenders prior to the Effective Date; and

          (d)      any Credit Party may declare, pay, or make or agree to pay or make, a Restricted Payment contemplated by paragraph (v) of the definition thereof, provided that no Default or Event of Default exists at the time such Restricted Payment is declared, paid or made or agreed to be paid or made or would arise as a result of such Restricted Payment being declared, paid or made or agreed to be paid or made, as the case may be.

6.7                Transactions with Affiliates.

          No Credit Party will, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any Related Party, except (a) in the ordinary course of business at prices and on terms and conditions not less favourable to the Credit Party than could be obtained on an arm’s-length basis from unrelated third parties, (b) transactions between or among the Credit Parties not involving any other Affiliate, and (c) any Restricted Payment permitted by Section 6.6. The foregoing restrictions shall not apply to: (i) the payment of reasonable and customary fees to directors of the Credit Party, (ii) any other transaction with any employee, officer or director of a Credit Party pursuant to employee profit sharing and/or benefit plans and compensation and non-competition arrangements in amounts customary for corporations similarly situated to the Credit Party and entered into in the ordinary course of business, or (iii) any reimbursement of reasonable out-of-pocket costs incurred by an Affiliate of the Credit Party on behalf of or for the account of the Credit Party.

6.8                Sales and Leaseback Transactions.

          No Credit Party will enter into any Sale and Leaseback Transaction except, provided no Default or Event of Default exists at the time such Sale and Leaseback Transaction is entered into or would arise as a result of such Sale and Leaseback Transaction being entered into, any Sale and Leaseback Transactions entered into (a) between Credit Parties involving Property which is not and does not include Collateral, or (b) by a Credit Party where: (i) the Property which is the subject matter of the Sale and Leaseback Transaction is not and does not include Collateral; (ii) any Liens arising under or in connection with the lease by the Credit Party of the applicable Property constitutes a Permitted Lien; and (iii) where such Sale and Leaseback Transaction involves real property used in the operations of the Credit Parties, access and usage agreements satisfactory to the Agent, acting reasonably, have been delivered; and (c) provided further that after giving effect to any Sale and Leaseback Transaction permitted pursuant to paragraphs (a) and (b) hereof, the aggregate amount of all Indebtedness outstanding at any time under all such Sale and Leaseback Transactions entered into by all Credit Parties shall not exceed $100,000,000.

6.9                Sale or Discount of Receivables.

          No Credit Party will discount or sell (with or without recourse) any of its Accounts, provided that if no Default or Event of Default exists at the time that such discounting or sale is completed or would arise as a result of such discounting or sale, a Credit Party may discount or sell, on a non-recourse basis to such Credit Party (a) Accounts which are transferred to an insurer pursuant to the applicable insurance policy, acceptable to the Agent, upon payment by the insurer to the applicable Credit Party of all amounts owing thereunder, (b) Accounts which are transferred pursuant to a Permitted A/R Put, and (c) Accounts which are (i) not Eligible Accounts, and (ii) Eligible Accounts by virtue of compliance with paragraph (14)(b) of the definition of Eligible Accounts and which arise in respect of sales of pulp delivered to a location in China, provided that (A) the aggregate amount of all such Accounts so discounted or sold pursuant to paragraphs (c)(i) and (ii) above shall not exceed $25,000,000 in any calendar month, (B) no such Account shall be so discounted or sold pursuant to paragraphs (c)(i) and (ii) above at any time during which Excess Availability is less than $75,000,000, unless approved in writing by the Agent and the Required Lenders, in their sole discretion, and (C) the purchase price or discount amount in respect of any such Account so discounted or sold pursuant to paragraphs (c)(i) and (ii) shall be paid in full in cash to the applicable Credit Party within 30 days of completion of such discount or sale.

6.10              Unconditional Purchase Obligations.

          No Credit Party will enter into or be a party to, any Material Contract for the purchase of materials, supplies or other property or services, if such contract requires that payment be made by it regardless of whether or not delivery of such materials, supplies or other property or services is ever made, provided that this Section 6.10 shall not restrict the ability of any Credit Party to enter into any such contract in the ordinary course of its business to the extent that the materials, supplies or other property or services which are the subject matter of such contract are reasonably expected to be used by the applicable Credit Party in the ordinary course of its business.

6.11              Capital Expenditures.

          No Credit Party will make Capital Expenditures in any Fiscal Year which would cause CPC’s Capital Expenditures for such Fiscal Year on a consolidated basis to exceed by more than 120%, the budgeted Capital Expenditures for such Fiscal Year (it having been agreed that the budget for the Fiscal Year 2008 shall be set at $60,000,000 or, at $70,000,000, in the event that Powell River Energy Inc. is sold) as set forth in the most recent capital expenditure budget delivered to and, where required by Section 5.1(s), approved by the Agent (such approval not to be unreasonably withheld).

6.12              No Amendments to Material Contracts.

          No Credit Party will amend, modify or terminate (or waive any provision of or provide any consent under), any Material Contract in a manner which could reasonably be expected to have a Material Adverse Effect.

6.13              Sale of Shares and Assets.

          No Credit Party shall, nor shall any Credit Party permit any other Credit Party to, Dispose of any of its Property (including, without limitation, any Accounts or any Equity Securities) other than the sale of Inventory in the ordinary course of business and other than, provided no Default or Event of Default exists at the time of such Disposition or would arise as a result of such Disposition being effected;

          (a)      Dispositions of used, worn out, obsolete or surplus Property by any Credit Party in the ordinary course of business and the abandonment or other Disposition of

Intellectual Property Rights which, in the reasonable judgment of the applicable Credit Party, are no longer economically practicable to maintain or required in the conduct of the business of the Credit Parties taken as a whole;

          (b)      The Disposition of Powell River Energy;

          (c)      mergers, amalgamations, consolidations, liquidations, wind-ups and dissolutions permitted by Section 6.3;

          (d)      Dispositions of Property pursuant to Sale and Leaseback Transactions permitted by Section 6.8;

          (e)      Dispositions of any Accounts or letter of credit rights pursuant to any sale transaction permitted by Section 6.9;

          (f)      leases, subleases or licenses of any Property of any Credit Party in the ordinary course of business which do not, individually or in the aggregate, interfere in any material respect with the conduct of business of any Credit Party;

          (g)      Dispositions of assets comprising Collateral (other than cash or Cash Equivalents) between or among Credit Parties, provided that the Agent retains a first priority perfected Lien (subject to Permitted Liens) on such Collateral;

          (h)      Dispositions of Equity Securities of any Credit Party made between or among Credit Parties;

          (i)      Dispositions of any Property (other than Equity Securities of any Credit Party) not comprising Collateral made between or among Credit Parties;

          (j)      assignments and licenses of Intellectual Property Rights of any Credit Party in the ordinary course of business which do not, individually or in the aggregate, interfere in any material respect with the ordinary conduct of business by the Credit Parties; and

          (k)      any other Disposition of Property, other than Property which is Collateral, having a fair market value for all such Dispositions, in the aggregate for all of the Credit Parties, of not greater than the amount which is equal to 15% of Consolidated Tangible Assets valued immediately prior to any such Disposition, during the period from the Effective Date to the Maturity Date.

If a Disposition is effected pursuant to a transaction permitted under this Section 6.13, and no Default or Event of Default exists or would result therefrom, the relevant Credit Party that owns the Collateral that is the subject of such Disposition shall be released from the Liens constituted by the Loan Documents and the Agent shall (and the Lenders hereby authorize the Agent to do so), at the cost of the Borrowers, execute and deliver to the applicable Credit Party all such releases and discharges (in registrable form where necessary), of all Liens held by the Agent in respect of the applicable Collateral to the extent necessary to permit such Disposition to be completed free and clear of such Liens.

6.14              Change of Corporate Name or Location; Change of Fiscal Year.

          No Credit Party shall and no Credit Party shall permit any other Credit Party to (a) change its name, (b) change its chief executive office, registered office pursuant to its Organizational Documents, principal place of business, corporate offices, the location of its records, including books and records, concerning the Collateral or warehouses or locations at which Collateral is held, stored or located, (c) change the type of entity that it is, (d) change its organization identification number, if any, issued by its jurisdiction of organization or (e) change its jurisdiction of formation or organization without, in each case above except for subsection (c) (which shall require the prior written consent of the Agent and the Required Lenders), at least 30 days’ prior written notice to the Agent and after taking any such action as the Agent may reasonably require be taken in order to ensure the continued perfection (in order to protect the priority) of any Liens in favour of the Agent, in any Collateral, and provided that any such new location shall be in Canada or the United States. Without limiting the foregoing, no Credit Party shall change its name, identity or corporate structure in any manner that might make any financing, financing change, or continuation statement or other applicable perfection filing made in respect of any Lien granted in favour of the Agent under the Loan Documents materially misleading within the meaning of the PPSA, UCC or any other Applicable Law except upon 30 days’ prior written notice to the Agent and after the written acknowledgement of the Agent that any reasonable action requested by the Agent in connection therewith, including to continue the perfection of any Liens in favour of the Agent in any Collateral, has been completed or taken. No Credit Party shall change its Fiscal Year.

6.15              Bank Accounts.

          Each Credit Party shall not, and shall cause each of the other Credit Parties not to, (i) own or maintain a bank account, a Securities Account or a Futures Account, or (ii) enter into a blocked account agreement, lock box agreement, control agreement or similar arrangement in respect of any bank account, Securities Account or Futures Account, in each case, without the prior written consent of the Agent.

6.16              Accounts.

          Each Credit Party shall not, and shall cause each of the other Credit Party not to, (i) compromise, adjust or extend the time for payment of any Accounts or (other than as provided in Section 6.9) grant any discounts or grant any allowances or credits thereon in each case other than in the normal course of business, (ii) fail to fulfill and perform any warranty obligations to its customers which could impact the recoverability of any Account, or (iii) (x) redate any invoice or (y) make sales or provide services on extended dating (in the case of this subsection (y) only, beyond that customary in its respective businesses).

6.17              Statutory Compliance.

          No Credit Party shall, and no Credit Party shall permit any of its Subsidiaries to (i) become a Person whose property or interests in property are blocked or subject to blocking pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit or Support Terrorism (66 Fed. Reg. 49079(2001)), (ii) engage in any dealings or transactions prohibited by Section 2 of such executive order, or be otherwise associated with any such Person in any manner violative of Section 2 of such executive order, or (iii) otherwise become a Person on the list of Specially Designated Nationals and Blocked Persons or subject to the limitations or prohibitions under any other U.S. Department of Treasury’s Office of Foreign Assets Control regulation or executive order.

Article 7
EVENTS OF DEFAULT

7.1                Events of Default.

          It shall constitute an event of default (“Event of Default”) if any one or more of the following shall occur:

          (a)      any Borrower shall fail to pay any principal of any Loan or any Reimbursement Obligation when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

          (b)      any Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) above) payable under this Agreement, when and as the same shall become due and payable and such failure shall continue unremedied for a period of three Business Days;

          (c)      any representation or warranty made or deemed made by or on behalf of any Credit Party under any Loan Document which is incorrect in any material respect when made or deemed to be made (but without duplication to any materiality threshold already expressly provided for in any given representation or warranty);

          (d)      any Credit Party shall fail to observe or perform any covenant, condition or agreement contained in Section 5.1(k)(ii) (notices of Defaults or Events of Default), 5.2 (with respect to the Credit Party’s existence), 5.3, 5.7, 5.9, 5.11, 5.12, 5.13, 5.15(a) through (c), 5.15(d)(iii), 5.15(e), and 5.16 or in Article 6;

          (e)      any Credit Party shall fail to observe or perform any covenant, condition or agreement contained in Section 5.1(f) and such failure shall continue unremedied for a period of 10 days after the earlier of any Credit Party becoming aware of such failure or notice thereof from the Agent to CPC (which notice will be given at the request of any Lender);

          (f)      any Credit Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in clauses (a), (b), (d) or (e) above) or any other Loan Document, and such failure shall continue unremedied for a period of 30 days after the earlier of any Credit Party becoming aware of such failure or notice thereof from the Agent to CPC (which notice will be given at the request of any Lender);

          (g)      any Credit Party shall fail to make any payment whether of principal or interest, and regardless of amount, in respect of any Material Indebtedness, when and as the same shall become due and payable, and such failure continues after any applicable grace period specified in the agreement or instrument relating to such Material Indebtedness;

          (h)      any event or condition (other than any failure to pay contemplated in clause (g) above) occurs and continues after any applicable grace period specified in the agreement or instrument relating to any Material Indebtedness, if such event or condition results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this Section 7.1(h) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness as permitted pursuant to this Agreement and so long as the proceeds of such sale or transfer are sufficient to, and are applied immediately upon such Indebtedness becoming due to, reduce such secured Indebtedness to nil;

          (i)      any Credit Party or any of its Subsidiaries, other than Powell River Energy:

(i)

becomes insolvent, or does not or becomes unable to pay its debts or meet its liabilities as the same generally become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its indebtedness, or proposes a compromise or arrangement between it and any class of its creditors;

(ii)

commits an act of bankruptcy under the BIA, makes an assignment of its property for the general benefit of its creditors under the BIA or the Bankruptcy Code or makes a proposal (or files a notice of its intention to do so) under the BIA or the Bankruptcy Code;

(iii)

institutes any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief, under any federal, provincial or foreign Applicable Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the BIA, the Companies’ Creditors Arrangement Act

(Canada), the United States Bankruptcy Code and any applicable corporations legislation) or at common law or in equity (other than, for greater certainty, any winding up of any Subsidiary into a Credit Party permitted pursuant to this Agreement, outside of any bankruptcy, insolvency or similar proceeding), or files an answer admitting the material allegations of a petition filed against it in any such proceeding;

(iv)

applies for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or a substantial part of its property; or

(v)

threatens in writing to do any of the foregoing, or takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in this Section 7.1(i) or in Section 7.1(j), or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defense thereof,

          (j)      any petition is filed, application made or other proceeding instituted against or in respect of any Credit Party or any of its Subsidiaries, other than Powell River Energy:

(i)	seeking to adjudicate it an insolvent;

(ii)	seeking a receiving order against it under the BIA;

(iii)

seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or of a substantial part of its assets any other relief under any federal, provincial or foreign Applicable Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the BIA, the Companies’ Creditors Arrangement Act (Canada) or the United States Bankruptcy Code and any applicable corporations legislation) or at common law or in equity (other than, for greater certainty, any winding up of any Subsidiary into a Credit Party permitted pursuant to this Agreement, outside of any bankruptcy, insolvency or similar proceeding); or

(iv)

seeking the entry of an order for relief or the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or a substantial part of its property;

and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of 30 days after the institution thereof, provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against the Credit Party thereunder in the interim, such grace period will cease to apply, and provided further that if the Credit Party files an answer admitting the material allegations of a petition filed against it in any such proceeding, such grace period will cease to apply;

          (k)      any other event occurs which, under the Applicable Laws of any applicable jurisdiction, has an effect equivalent to any of the events referred to in either of Sections 7.1(i) or (j);

          (l)      one or more judgments for the payment of money in a cumulative amount in excess of $25,000,000 (or its then equivalent in any other currency) ( not fully covered by insurance as to which the relevant insurance company has not denied coverage) in the aggregate is rendered against any Credit Party or any combination thereof and the Credit Party has not (i) provided for its discharge or satisfaction or vacated such judgment in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has not been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement and/or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

          (m)      any property of any Credit Party having a fair market value in excess of $25,000,000 (or its then equivalent in any other currency) in the aggregate is seized (including by way of execution, attachment, garnishment, levy or distrain), or any Lien thereon securing Indebtedness in excess of $25,000,000 (or its then equivalent in any other currency) is enforced, or such property has become subject to any charging order or equitable execution of a Governmental Authority, or any writ of execution or distress warrant exists in respect of the Borrower, any other Credit Party or the property of any of them, or any sheriff or other Person becomes lawfully entitled by operation of law or otherwise to seize or distrain upon such property and in any case such seizure, enforcement, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right continues in effect and is not released, satisfied, vacated, stayed, or discharged within 45 days or such longer period during which entitlement to the use of such property continues with the Credit Party (as the case may be), and the Credit Party (as the case may be) is contesting the same in good faith and by appropriate proceedings, provided that if the property is removed from the use of the Credit Party (as the case may be), or is sold, in the interim, such grace period will cease to apply;

          (n)      one or more final judgments, not involving the payment of money and not otherwise specified in this Section 7.1, has been rendered against any Credit Party, the result of which would reasonably be expected to result in a Material Adverse Effect, unless the Credit Party (as the case may be) has (i) provided for its discharge in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement and/or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

          (o)      this Agreement, any other Loan Document or any material obligation or other provision hereof or thereof at any time for any reason terminates or ceases to be in full force and effect and a legally valid, binding and enforceable obligation of any Credit Party, is declared to be void or voidable or is repudiated, or the validity, binding effect, legality or enforceability hereof or thereof is at any time contested by any Credit Party, or any Credit Party denies that it has any or any further liability or obligation hereunder or thereunder or any action or proceeding is commenced to enjoin or restrain the performance or observance by any Credit Party of any material terms hereof or thereof or to question the validity or enforceability hereof or thereof, or at any time it is unlawful or impossible for any Credit Party to perform any of its material obligations hereunder or thereunder;

          (p)      any Lien purported to be created by any Security Document shall cease to be, or shall be asserted by any Credit Party not to be, a valid, perfected, first priority (except as otherwise expressly provided in this Agreement or such Security Document) Lien in Collateral;

          (q)      a Material Adverse Effect shall occur;

          (r)      a Change in Control shall occur;

          (s)      the audited annual financial statements of CPC are qualified by the Borrower’s independent auditors with a “going concern” or like qualification or exception or contain a qualification or exception as to the scope of the audit; or

          (t)      any failure by any Credit Party or any other Person party to the Blocked Account arrangements to perform, observe or comply with any term, covenant or agreement contained in the Blocked Account arrangements contemplated in the Loan Documents, which the Agent in its sole discretion deems to be materially adverse to the Agent and the Lenders; provided that the applicable Credit Party or Person shall have a period of 15 days to cure or remedy such failure if in the sole opinion of the Agent and the Required Lenders, such failure is capable of remedy;

then, and in every such event, and at any time thereafter during the continuance of such event or any other such event, the Agent may, and at the request of the Required Lenders shall, without the necessity of notice to the Borrowers, take any or all of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, (ii) declare the Loans then outstanding and all Reimbursement Obligations to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrowers accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind except as set forth earlier in this paragraph, all of which are hereby waived by the Borrowers, (iii) apply any amounts outstanding to the credit of the Borrowers to repayment of all amounts outstanding under this Agreement, and (iv) declare any or all of the Security Documents to be immediately enforceable.

7.2                Remedies.

          (a)      If an Event of Default has occurred and is continuing, the Agent may, in its discretion, and shall, at the direction of the Required Lenders, do one or more of the following at any time or times and in any order, without notice to or demand on the Borrowers: (i) reduce the Maximum Revolving Line of Credit, or the advance rates against Eligible Accounts and/or Eligible Inventory used in computing the Borrowing Base, or reduce one or more of the other elements used in computing the Borrowing Base; (ii) restrict the amount of or refuse to make Revolving Loans; (iii) restrict or refuse to provide Letters of Credit, Letters of Credit Guarantee, or enter into Derivative Transactions or Derivatives Guarantees; (iv) terminate the Commitments and this Agreement; (v) declare any or all Obligations to be immediately due and payable; (vi) withhold in a Borrower’s Loan Account, cash reserves in an amount of 105% of the face amount of any outstanding Letters of Credit or Letter of Credit Guarantees with an expiry date on or after the effective date of termination of this Agreement; and (vii) pursue its other rights and remedies under the Loan Documents and applicable law and equity.

          (b)      If an Event of Default has occurred and is continuing and without limiting any rights or remedies arising under the Security Documents, (i) the Agent shall have for the benefit of the Lenders, in addition to all other rights of the Agent and the Lenders, the rights and remedies of a secured party under Applicable Law (including, as applicable, the PPSA, Civil Code of Quebec and the UCC) in the jurisdiction where the Collateral is located and all rights and remedies provided for in the Loan Documents; (ii) the Agent may, at any time, take possession of the Collateral and keep it on any Borrower’s or any Guarantor’s Premises, at no cost to the Agent or any Lender, or remove any part of it to such other place or places as the Agent may desire, or any Borrower or any Guarantor shall, upon the Agent’s demand, at the Borrowers’ cost, assemble the Collateral and make it available to the Agent at such place as the Agent may reasonably require in order for the Agent to remove, take possession of and put in saleable form any of the collateral or to otherwise effectively exercise its rights and remedies in respect of the Collateral; and (iii) the Agent may sell and deliver any Collateral at public or private sales, for cash, upon credit or otherwise, at such prices and upon such terms as the Agent deems advisable, in its sole discretion, and may postpone or adjourn any sale of the Collateral by an announcement at the time and place of sale or of such postponed or adjourned sale without giving a new notice of sale. Without in any way requiring notice to be given in the following manner, each of the Borrowers and each of the Guarantors agree that any notice by the Agent of sale, disposition or other intended action hereunder or in connection herewith, whether required by the PPSA, Civil Code of Quebec and the UCC or otherwise, shall constitute reasonable notice to the Borrowers and Guarantors if such notice is mailed by registered or certified mail, return receipt requested, postage prepaid, or is delivered personally against receipt, at least fifteen (15) days prior to such action to each Borrower’s address specified in or pursuant to Section 9.1. If any Collateral is sold on terms other than payment in full at the time of sale, no credit shall be given against the Obligations until the Agent or the Lenders receive payment, and if the buyer defaults in payment, the Agent may resell the Collateral without further notice to any Borrower or any Guarantor. If the Agent seeks to take possession of all or any portion of the Collateral by judicial process, each of the Borrowers and each of the Guarantors irrevocably waives: (A) the posting of any bond, surety or security with respect thereto which might otherwise be required; (B) any demand for possession prior to the commencement of any suit or action to recover the Collateral; and (C) any requirement that the Agent retain possession and not dispose of any Collateral until after trial or final judgment. Each of the Borrowers and each of the Guarantors agree that the Agent and Lenders have no obligation to preserve rights to the Collateral or marshal any Collateral for the benefit of any Person. The Agent is hereby granted a license or other right to use, without charge, each of the Borrower’s and each of the Guarantor’s Property, whether or not constituting Collateral, including its real estate, Equipment and Intellectual Property Rights (including labels, patents, copyrights, name, trade secrets, trade names, trademarks, and advertising matter, or any similar property), in completing production of, advertising or selling any Collateral, and the Borrowers’ and Guarantors’ rights under all licenses and all franchise agreements shall enure to the Agent’s benefit for such purpose. The proceeds of sale shall be applied in accordance with the provisions of Section 7.2(c) .

          (c)      The security pursuant to the Security Documents shall be held by the Agent for the rateable benefit of the Lenders and the Derivatives Lenders in accordance with its terms and any proceeds from any realization of the security pursuant to the Security Documents and all payments received by the Agent or any Lender, including, without limitation, by exercising any right of set-off or counterclaim, after any action taken under Sections 7.2(a)(iv), (v) and (vii) shall be applied to each Lender and Derivatives Lender (whether such security is held in the name of the Agent or in the name of any one or more of the Lenders or Derivatives Lenders and without regard to any priority which any Lender or Derivatives Lender may otherwise be entitled under applicable law) as follows: (i) firstly, to the repayment of all fees, costs and expenses, including legal fees, incurred by the Agent with respect to the enforcement and realization of the security pursuant to the Security Documents; (ii) secondly, to the repayment of all other Out-of-Pocket Expenses incurred by the Agent and the Lenders relative to this Agreement and the other Loan Documents and to the obligations of the Credit Parties to pay any claims or losses referred to in Section 9.3; (iii) thirdly, to the repayment, on a pari passu basis (a) subject to Section 7.2(d), to the Lenders in accordance with each Lender’s Applicable Percentage, of all outstanding Obligations, and (b) to the Derivatives Lenders on a rateable basis, of the Derivatives Secured Obligations up to a maximum of the applicable Allocated Amount for each Derivatives Lender, in accordance with such applicable Allocated Amount of the Derivatives Exposure; (iv) fourthly, to the repayment of any other obligation of any Credit Party owing to any of the Lenders under this Agreement or the other Credit Documents in accordance with each Lender’s Applicable Percentage of such obligations; (v) fifthly, to the repayment to the Derivatives Lenders on a rateable basis, of any remaining Derivatives Secured Obligations owing to any Derivatives Lender in excess of such Derivatives Lender’s Allocated Amount, in accordance with such applicable excess amount of any remaining Derivatives Secured Obligations; and (vi) sixthly, to the Borrowers or such other Persons as may lawfully be entitled to or directed to receive the remainder as a court of competent jurisdiction may direct; provided that, without limitation to any other provision of this Agreement, all decisions regarding the administration and enforcement of the Security Documents shall be made by the Agent and the Lenders as provided under this Agreement, and no Derivatives Lender shall have any voting rights under this Agreement or any other right whatsoever to participate in the administration or enforcement of the Security Documents. For greater certainty, the only entitlement which the Derivatives Lenders have under this Agreement and any of the other Loan Documents to receive any payments, distributions or other amounts from any of the Credit Parties (or from their respective property and assets) on account of any Derivatives Transactions entered into with a Credit Party is pursuant (and limited) to the provisions of this Section 7.2(c) . In consideration of the security sharing arrangements extended to the Derivatives Lenders hereunder, each Lender hereby covenants and represents and warrants to and in favour of the Agent, the Lenders and the Credit Parties, that each Derivatives Lender which is a Lender Affiliate of such Lender shall be and is hereby bound by the terms and provisions of this Agreement and the other Credit Documents as if a signatory hereto.

          (d)      Unless otherwise agreed in writing by all Lenders, upon Substantial Liquidation, if all outstanding Loans and/or Reimbursement Obligations have not been repaid in full, then each of the Lenders shall purchase from the other Lenders on the date of Substantial Liquidation such portion of the outstanding Loans (exclusive of accrued and unpaid interest and fees thereon at the time of such purchase) and Reimbursement Obligations of the other Lenders, as applicable, so that, after giving effect to any such purchases, each Lender shall have its Rateable Share of all outstanding Loans and Reimbursement Obligations then remaining unpaid or unsatisfied and any loss or shortfall in respect of such Loans (exclusive of accrued and unpaid interest and fees at the time of such purchase) and Reimbursement Obligations will be shared rateably by the Lenders in accordance with their Rateable Shares. Such purchases shall be at par, for cash, with no premium, discount or reduction and no Lender shall be responsible for any default of another Lender. Each Lender agrees forthwith to execute such documents and agreements to make such payments and to do such other things as Agent reasonably requests to carry out such purchases. The foregoing obligations are irrevocable, unconditional and not subject to any qualification or exception whatsoever, including without limitation, any lack of validity or enforceability of this Agreement or any of the Loan Documents or the existence of any claim, setoff, defence or other right which any Lender may have against any other Lender. For the purposes of this Section 7.2(d), "Rateable Share" means the Applicable Percentage determined under paragraph (a) of such definition (immediately prior to any termination or expiration of the Commitments at the time of such Substantial Liquidation); and “Substantial Liquidation” means the earliest to occur of (i) the termination of the Commitments following the occurrence of an Event of Default, (ii) the acceleration of the maturity of the Loans pursuant to Section 7.2 or (iii) the occurrence of any Event of Default under Section 7.1(i) or (j).

          (e)      If an Event of Default has occurred and is continuing, to the maximum extent permitted by law, each of the Borrowers and each of the Guarantors hereby waive all rights to notice and hearing prior to the exercise by the Agent of the Agent’s rights to repossess the Collateral without judicial process or to reply, attach or levy upon the Collateral without notice or hearing.

Article 8
THE AGENT

8.1                Appointment of Agent.

          Each Lender and Derivatives Lender hereby designates CIT as Agent to act as herein specified and as specified in the other Loan Documents. Each Lender and Derivatives Lender hereby irrevocably authorizes the Agent to take such action on its behalf under the provisions of the Loan Documents and to exercise such powers and to perform such duties thereunder as are specifically delegated to or required of the Agent by the terms thereof and such other powers as are reasonably incidental thereto. The Agent may perform any of its duties hereunder by or through its agents or employees.

8.2                Limitation of Duties of Agent.

          The Agent shall have no duties or responsibilities except those expressly set forth with respect to the Agent in this Agreement and as specified in the other Loan Documents. Neither the Agent nor any of its Related Parties shall be liable for any action taken or omitted by it hereunder or in connection herewith, unless caused by its or their gross negligence or wilful misconduct. The duties of the Agent shall be mechanical and administrative in nature; the Agent shall not have, by reason of this Agreement or the other Loan Documents, a fiduciary relationship in respect of any Lender or Derivatives Lender. Nothing in this Agreement or the other Loan Documents, expressed or implied, is intended to or shall be so construed as to impose upon the Agent any obligations in respect of this Agreement except as expressly set forth herein. The Agent shall be under no duty to take any discretionary action permitted to be taken by it pursuant to this Agreement or the other Loan Documents unless it is requested in writing to do so by the Required Lenders. Without limiting the generality of any other limitation with respect to the duties or responsibilities of the Agent contained in any Loan Document, the Agent shall have no duty or responsibility to review, assess or inquire into the credit risk or mark to market risk associated with any Derivatives Transaction whether entered into with a Derivatives Lender or any other counterparty or any documentation or agreements entered into or in connection therewith.

8.3                Lack of Reliance on the Agent.

          (a)      Independent Investigation. Independently, and without reliance upon the Agent, each Lender and Derivatives Lender, to the extent it deems appropriate, has made and shall continue to make (i) its own independent investigation of the financial condition and affairs of any Credit Party in connection with the taking or not taking of any action in connection herewith, and (ii) its own appraisal of the creditworthiness of any Credit Party, and, except as expressly provided in this Agreement and the other Loan Documents, the Agent shall have no duty or responsibility, either initially or on a continuing basis, to provide any Lender or any Derivatives Lender with any credit or other information with respect thereto, whether coming into its possession before the consummation of the Transactions or at any time or times thereafter.

          (b)      Agent Not Responsible. The Agent shall not be responsible to any Lender or any Derivatives Lender for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, collectability, priority or sufficiency of this Agreement or the other Loan Documents or the financial condition of any of the Credit Parties or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or the other Loan Documents, or the financial condition of any of the Credit Parties, or the existence or possible existence of any Default or Event of Default.

8.4                Certain Rights of the Agent.

          If the Agent shall request instructions from the Lenders or the Required Lenders (as the case may be) with respect to any act or action (including the failure to act) in connection with this Agreement or the other Loan Documents, the Agent shall be entitled to refrain from such act or taking such action unless and until the Agent shall have received written instructions from the Lenders or the Required Lenders, as applicable, and the Agent shall not incur liability to any Person by reason of so refraining. Without limiting the foregoing, no Lender shall have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting under this Agreement and the other Loan Documents in accordance with the instructions of the Required Lenders, or, to the extent required by Section 9.2, all of the Lenders.

8.5                Reliance by Agent.

          The Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or facsimile message, electronic mail, cablegram, radiogram, order or other documentary teletransmission or telephone message believed by it to be genuine and correct and to have been signed, sent or made by the proper Person. The Agent may consult with legal counsel (including counsel for the Borrowers), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

8.6                Indemnification of Agent.

          To the extent the Agent is not reimbursed and indemnified by the Borrowers, each Lender will reimburse and indemnify the Agent, in proportion to its aggregate Applicable Percentage, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Agent in performing its duties hereunder, in any way relating to or arising out of this Agreement or any other Loan Document; provided that no Lender shall be liable to the Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent’s gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or wilful misconduct.

8.7                The Agent in its Individual Capacity.

          With respect to its obligations under this Agreement and the Loans made by it, CIT, in its capacity as a Lender hereunder, shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not performing the duties, if any, specified herein; and the terms “Lenders”, “Required Lenders”, and any similar terms shall, unless the context clearly otherwise indicates, include CIT, in its capacity as a Lender hereunder. The Agent may accept deposits from, lend money to, and generally engage in any kind of banking, trust, financial advisory or other business with the Borrowers or any affiliate of any Borrower as if it were not performing the duties, if any, specified herein, and may accept fees and other consideration from the Borrowers for services in connection with this Agreement and otherwise without having to account for the same to the Lenders.

8.8                May Treat Lender as Owner.

          The Borrowers and the Agent may deem and treat each Lender as the owner of the Loans recorded on the Register maintained pursuant to Section 9.4(c) for all purposes hereof until a written notice of the assignment or transfer thereof shall have been filed with the

Agent. Any request, authority or consent of any Person who at the time of making such request or giving such authority or consent is the owner of a Loan shall be conclusive and binding on any subsequent owner, transferee or assignee of such Loan.

8.9                Successor Agent.

          (a)      Agent Resignation. The Agent may resign at any time by giving written notice thereof to the Lenders, the Canadian Issuing Bank, the U.S. Issuing Bank and the Borrowers. Upon any such resignation, the Required Lenders shall have the right, upon five Business Days’ notice to the Borrowers, to appoint a successor Agent (who shall not be a non-resident of Canada within the meaning of the ITA), subject to the approval of the Borrowers, such approval not to be unreasonably withheld. If no successor Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Agent’s giving of notice of resignation, then, upon five Business Days’ notice to the Borrowers, the retiring Agent may, on behalf of the Lenders, appoint a successor Agent (subject to approval of the Borrowers, such approval not to be unreasonably withheld), which shall be a financial institution organized under the laws of Canada having a combined capital and surplus of at least Cdn.$100,000,000 or having a parent company with combined capital and surplus of at least Cdn.$100,000,000.

          (b)      Rights, Powers, etc. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Agent’s resignation or removal hereunder as Agent, the provisions of this Article 8 shall enure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement.

8.10              No Independent Legal Action by Lenders.

          No Lender or Derivatives Lender may take any independent legal action to enforce any obligation of any Borrower hereunder. Each Lender and Derivatives Lender hereby acknowledges that, to the extent permitted by Applicable Law, the Security Documents and the remedies provided thereunder to the Lenders are for the benefit of the Lenders and the Derivatives Lenders collectively and acting together and not severally, and further acknowledges that each Lender’s and Derivatives Lender’s rights hereunder and under the Security Documents are to be exercised collectively, not severally, by the Agent upon the decision of the Required Lenders. Accordingly, notwithstanding any of the provisions contained herein or in the Security Documents, each of the Lenders and the Derivative Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder, including any declaration of default hereunder or thereunder, but that any such action shall be taken only by the Agent with the prior written agreement of the Required Lenders, provided that, notwithstanding the foregoing, in the absence of instructions from the Lenders (or the Required Lenders) and where in the sole opinion of the Agent the exigencies of the situation so warrant such action, the Agent may without notice to or consent of the Lenders (or the Required Lenders) take such action on behalf of the Lenders and the Derivatives Lenders as it deems appropriate or desirable in the interests of the Lenders. Each Lender and Derivatives Lender hereby further covenants and agrees that upon any such written consent being given by the Required Lenders, it shall co-operate fully with the Agent to the extent requested by the Agent, and each Lender and Derivatives Lender further covenants and agrees that all proceeds from the realization of or under the Security Documents, to the extent permitted by Applicable Law, are held for the benefit of all of the Lenders and the Derivatives Lenders and shall be shared among the Lenders and the Derivatives Lenders in accordance with Section 7.2(c) of this Agreement, and each Lender and Derivatives Lender acknowledges that all costs of any such realization (including all amounts for which the Agent is required to be indemnified under the provisions hereof) shall be shared among the Lenders and the Derivatives Lenders rateably in accordance with this Agreement. Each Lender and Derivatives Lender covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, so as to fully carry out the intent and purpose of this Section and each Lender and Derivatives Lender hereby covenants and agrees that it shall not seek, take, accept or receive any security for any of the obligations and liabilities of the Borrowers hereunder or under the other Loan Documents, under the Ancillary Credit Facilities or any other document, instrument, writing or agreement ancillary hereto or thereto, other than such security as is provided hereunder or thereunder, and that it shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Credit, unless all of the Lenders shall at the same time obtain the benefit of any such security or agreement, as the case may be. Without limitation to any other provision herein, each Derivatives Lender acknowledges and agrees that it shall be fully responsible for the form and substance of any documentation entered into with any Credit Party in respect of the Ancillary Credit Facilities, including, without limitation, to ensure that such Derivatives Lender has acquired the appropriate rights under such documentation to enable such Derivatives Lender to unwind or accelerate the Derivatives Transaction entered into with such Credit Party as may be necessary so that such Derivatives Lender may participate in any enforcement proceedings or sharing of proceeds in connection with the enforcement of the Security Documents.

8.11                Notice of Default.

          The Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, unless the Agent shall have received written notice from a Lender or a Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default”. The Agent will notify the Lenders of its receipt of any such notice. Subject to Section 8.4, the Agent shall take such action with respect to such Default or Event of Default as may be requested by the Required Lenders in accordance with this Agreement in pursuing any rights or remedies under the Loan Documents or at law or in equity; provided, however, that unless and until the Agent has received any such request, the Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable.

8.12                Agency for Perfection.

          Each Lender hereby appoints each other Lender as agent for the purpose of perfecting the Lenders’ security interest in assets which can be perfected only by possession. Should any Lender (other than the Agent) obtain possession of any such Collateral, such Lender shall notify the Agent thereof, and, promptly upon the Agent’s request therefor, shall deliver such Collateral to the Agent or in accordance with the Agent’s instructions.

8.13                Payments by Agent to Lenders.

          All payments to be made by the Agent to the Lenders shall be made by bank wire transfer or internal transfer of immediately available funds to each Lender pursuant to wire transfer instructions delivered in writing to the Agent on or prior to the Effective Date (or if such Lender is an Assignee, on the applicable Assignment and Transfer), or pursuant to such other wire transfer instructions as each party may designate for itself by written notice to the Agent. Concurrently with each such payment, the Agent shall identify whether such payment (or any portion thereof) represents principal, premium or interest on the Revolving Loans or otherwise.

8.14                Concerning the Collateral and the Related Loan Documents.

          (1)      Each Lender authorizes and directs the Agent to enter into this Agreement and the other Loan Documents for the rateable benefit and obligation of the Agent and the Lenders (and of the Derivatives Lenders to the extent provided in Section 7.2(c)) . Each Lender and Derivatives Lender agrees that any action taken by the Agent or Required Lenders, as applicable, in accordance with the terms of this Agreement or the other Loan Documents, and the exercise by the Agent or the Required Lenders, as applicable, of their respective powers set forth therein or herein, together with such other powers that are reasonably incidental thereto, shall be binding upon all of the Lenders and the Derivatives Lenders.

          (2)      Upon no less than 90 days prior written notice from the Borrowers to the Agent, the Agent, the Lenders and the Derivatives Lenders shall release the Lien constituted by the Security Documents on the Snowflake Fixed Assets and the Snowflake Fixed Assets shall be removed from the Collateral provided that at the time of the giving of such notice and on the date of the proposed release, (a) no Default or Event of Default shall have occurred which is continuing or would result therefrom, (b) the Borrowers shall have demonstrated, on a pro forma basis, to the satisfaction of the Agent and the Required Lenders that after giving effect to the removal of the Snowflake Fixed Assets from the Collateral and deducting all amounts on account of the Snowflake Fixed Assets from the Borrowing Base, Excess Availability shall be greater than $50,000,000; and (c) in addition to satisfaction of and without limitation to the requirements under paragraphs (a) and (b) of this Section 8.14, unless the Borrowers have demonstrated, on a pro forma basis, to the satisfaction of the Agent and the Required Lenders that after giving effect to the removal of the Snowflake Fixed Assets from the Collateral and deducting the amounts on account of the Snowflake Fixed Assets from the Borrowing Base, Excess Availability shall be greater than $100,000,000, the Snowflake Fixed Assets shall only be so released for the purposes of permitting such assets to be used to secure new Indebtedness of the Credit Parties (which, for greater certainty, shall not include a Refinancing of Indebtedness of such Credit Parties existing at such time) permitted to be incurred pursuant to Section 6.1(o) .

8.15                Field Examination Reports; Disclaimer by Lenders.

          By signing this Agreement, each Lender:

          (a)      is deemed to have requested that the Agent furnish such Lender, promptly after it becomes available, a copy of each field examination report (each a “Report” and collectively, “Reports”) prepared by the Agent;

          (b)      expressly agrees and acknowledges that the Agent (i) makes no representation or warranty as to the accuracy of any Report, or (ii) shall not be liable for any information contained in any Report;

          (c)      expressly agrees and acknowledges that the Reports are not comprehensive examinations, that the Agent or other party performing any examination will inspect only specific information regarding the Credit Parties and will rely significantly upon the Credit Parties’ books and records, as well as on representations of the Credit Parties’ personnel;

          (d)      agrees to keep all Reports confidential (except as otherwise required by law) and strictly for its internal use, and not to distribute, except to its participants, or use any Report in any other manner; and

          (e)      without limiting the generality of any other indemnification provision contained in this Agreement, agrees: (i) to hold the Agent and any such other Lender preparing a Report harmless from any action the indemnifying Lender may take or conclusion the indemnifying Lender may reach or draw from any Report in connection with any loans or other credit accommodations that the indemnifying Lender has made or may make to any of the Borrowers, or the indemnifying Lender’s participation in, or the indemnifying Lender’s purchase of, a loan or loans of any Borrower; and (ii) to pay and protect, and indemnify, defend and hold the Agent and any such other Lender preparing a Report harmless from and against, the claims, actions, proceedings, damages, costs, expenses and other amounts (including counsel’s costs) incurred by the Agent and any such other Lender preparing a Report as the direct or indirect result of any third parties who might obtain all or part of any Report through the indemnifying Lender.

8.16                Quebec Security.

          For greater certainty, and without limiting the powers of the Agent or any other Person acting as an agent or mandatary for the Agent hereunder or under any of the other Loan Documents, the Borrowers hereby acknowledge that, for purposes of holding any security granted by the Borrowers or any other Credit Party on property pursuant to the laws of the Province of Quebec to secure obligations of the Borrowers or any other Credit Party under any bond or debenture, CIT shall be the holder of an irrevocable power of attorney (fondé de pouvoir) (within the meaning of the Civil Code of Quebec) for all present and future Lenders, Canadian Issuing Banks and U.S. Issuing Banks and in particular for all present and future holders of any such bond or debenture. Each Lender, Canadian Issuing Bank and U.S. Issuing Bank hereby irrevocably constitutes, to the extent necessary, CIT as the holder of an irrevocable power of attorney (fondé de pouvoir) (within the meaning of Article 2692 of the Civil Code of Quebec) in order to hold security granted by the Borrowers or any other Credit Party in the Province of Quebec to secure the obligations of the Borrowers or any other Credit Party under any bond or debenture. Each assignee of a Lender, Canadian Issuing Bank and U.S. Issuing Bank shall be deemed to have confirmed and ratified the constitution of CIT as the holder of such irrevocable power of attorney (fondé

de pouvoir) by execution of an Assignment and Assumption or any other document pursuant to which they become a party to this Agreement. Notwithstanding the provisions of section 32 of the An Act respecting the special powers of legal persons (Quebec), CIT may acquire and be the holder of any bond or debenture. The Borrowers hereby acknowledge that such bond or debenture constitutes a title of indebtedness, as such term is used in Article 2692 of the Civil Code of Quebec. The execution by CIT as fondé de pouvoir of any deeds of hypothec or other documents prior to the date hereof is hereby ratified and confirmed. Each Lender, Canadian Issuing Bank and U.S. Issuing Bank also agree that the Agent may hold any bond or debenture issued by the Borrowers or any other Credit Party, including as named bondholder or debentureholder or as pledge on their behalf in accordance with Article 2705 of the Civil Code of Quebec. CIT acting as fondé de pouvoir shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favour of the Agent in this Agreement, which shall apply mutatis mutandis to CIT acting as fondé de pouvoir. Without limitation, the provisions of this Section 8.16 shall apply mutatis mutandis to the resignation and appointment of a successor to CIT acting as fondé de pouvoir.

Article 9
MISCELLANEOUS

9.1                Notices.

          (a)      Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile in each case to the addressee, as follows:

(i)	if to any Credit Party:

c/o CATALYST PAPER CORPORATION
2nd Floor, 3600 Lysander Lane
Richmond, BC V7B 1C3

Attention: Corporate Controller and Treasurer and Vice President and General Counsel

Facsimile: (604) 247-0551

with a copy to:

LAWSON LUNDELL LLP 1600 Cathedral Place
925 West Georgia Street Vancouver, BC V6C 3L2

Attention: Michael Low Facsimile: (604) 669-1620

(ii)	if to the Agent:

CIT BUSINESS CREDIT CANADA INC.
207 Queen’s Quay West, Suite 700
Toronto, Ontario M5J 1A7

Attention: Chief Credit Officer Facsimile: (416) 507-5100

with a copy to:

STIKEMAN ELLIOTT LLP 5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Attention: Sharon Polan Facsimile: (416) 947-0866

(iii)

if to any Lender or the Canadian Issuing Bank or the U.S. Issuing Bank, to it at its address (or facsimile number) set forth opposite its name in the execution page(s) of this Agreement or the applicable Assignment and Assumption Agreement, as the case may be.

          (b)      Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Agent. The Agent or the Borrower may, in its discretion, agree to accept notices and other communication to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

          (c)      Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

9.2                Waivers; Amendments.

          (a)      No failure or delay by the Agent or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Agent and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrowers therefrom shall in any event be effective unless the same shall be permitted by Section 9.2(b) or Section 9.2(c), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Agent or any Lender may have had notice or knowledge of such Default at the time.

          (b)      Subject to Section 9.2(c) and Section 9.2(e), neither this Agreement nor any other Loan Document (other than the Fee Letter) (or any provision hereof or thereof) may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrowers and the Required Lenders or by the Borrowers and the Agent with the consent of the Required Lenders (and for greater certainty, any such waiver, amendment or modification shall not require any consent or other agreement of any Credit Party other than the Borrowers, notwithstanding that any such Credit Party may be a party to this Agreement or any other Loan Document); provided that no such agreement shall:

(i)	increase the amount or extend the expiry date of any Commitment of any Lender;

(ii)	reduce the principal amount of any Loan or reduce the rate of interest or any fee applicable to any Loan;

(iii)

postpone the scheduled date of payment of the principal amount of any Loan, or any interest thereon, or any fees payable in respect thereof, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment;

(iv)	change any aspect of this Agreement in a manner that would alter the pro rata sharing of payments required herein;

(v)

change any of the provisions of this Section 9.2 or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder;

(vi)	waive any Event of Default under Section 7.1(i), (j) or (k);

(vii)

release any Borrower or any other Credit Party from any material obligations under the Security Documents and other instruments contemplated by this Agreement, release or discharge any of the Liens arising under the Security Documents (except to the extent such release is specifically contemplated by the provisions of this Agreement), permit the creation of any Liens, other than Permitted Liens and Liens permitted pursuant to Section 6.2(b), (c) and (d), on any of the assets subject to the Liens arising under the Security Documents, lower the priority of any Lien arising under any of the Security Documents, or lower the priority of any payment obligation of any Borrower or any other Credit Party under any of the Loan Documents; or

(viii)	change the provisions of Section 7.2(c);

in each case, without the prior written consent of each Lender; or, in the case of the matters referred to in clauses (i), (ii), (iii) and (iv), without the prior written consent of each Lender directly affected thereby and provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Agent hereunder, without the prior written consent of the Agent. For greater certainty, the Agent may release and discharge the Liens constituted by the Security Documents to the extent necessary to enable the Credit Parties to complete any asset sale which is not prohibited by this Agreement or the other Loan Documents.

          (c)      None of the definitions of Borrowing Base, Eligible Inventory nor Eligible Accounts (including the defined terms used in such definitions) shall be amended without the consent of the Lenders representing, in the aggregate, at least 66 2/3% of the aggregate amount of the Commitments of all the Lenders under the Credit.

          (d)      If, in connection with any proposed change, waiver, discharge or termination of the provisions of this Agreement or any other Loan Document as contemplated by Section 9.2(b), the consent of the Required Lenders is obtained but the consent of one or more of the other Lenders whose consent is required is not obtained, then the Borrowers shall have the right, in accordance with and subject to the restrictions contained in, and consents required by, Section 9.4, upon written notice being provided by the Borrowers to such Lender and the Agent, to replace any one or more of such non-consenting Lenders with one or more Persons pursuant to Section 2.15 so long as at the time of such replacement each such new Lender consents to the proposed change, waiver, discharge or termination. Each Lender agrees that, if the Borrowers elect to replace such Lender in accordance with this Section 9.2(d), they shall promptly execute and deliver to the Agent an Assignment and Assumption to evidence such sale and purchase; provided that the failure of any such non-consenting Lender to execute an Assignment and Assumption shall not render such sale and purchase (and the corresponding assignment) invalid and such assignment shall be recorded in the Register.

          (e)      Each of the Lenders agree, provided that the Agent has provided its prior consent thereto and no Default or Event of Default exists at the time of such increase or would result as a result of such increase, that this Agreement may be amended to increase the amount of the Commitment to $350,000,000 (by increasing the Canadian Revolving Commitment) to be effective as at the date that is at least 90 days prior to the Maturity Date and to add Eligible Assignees as Lenders and/or, with the prior written consent of each affected Lender, to increase the Commitment of such affected Lenders, in each case, as may be required in order to increase the Commitment to such amount (which shall result in a change in the Applicable Percentage of each Canadian Revolving Lender of the Canadian Revolving Loan Commitment) and each of the Lenders hereby agree, upon the request of the Agent, to enter into an amending agreement to this Agreement to give effect to the foregoing, but in no event shall such agreement by the Lenders be an agreement to increase such Lender’s commitment without such Lender’s separate written consent.

9.3                Expenses; Indemnity; Damage Waiver.

          (a)      Borrowers shall pay (i) all reasonable Out-of-Pocket Expenses incurred by the Agent and its Affiliates and by the Co-Lead Arranger, including the reasonable fees, charges and disbursements of counsel for the Agent, in connection with the syndication of the credit facilities provided for herein and the preparation and administration of this Agreement and the other Loan Documents, (ii) all reasonable Out-of-Pocket Expenses incurred by the Agent and its Affiliates and by the Co-Lead Arranger, including the reasonable fees, charges and disbursements of counsel for the Agent, in connection with any amendments, modifications or waivers of the provisions hereof or of any of the other Loan Documents, (whether or not the transactions contemplated hereby or thereby shall be consummated), and (iii) all Out-of-Pocket Expenses incurred by the Agent or any Lender or any Canadian Issuing Bank or any U.S. Issuing Bank, including the fees, charges and disbursements of any counsel for the Agent or any Lender or any Canadian Issuing Bank or any U.S. Issuing Bank, in connection with the enforcement or protection of their rights in connection with this Agreement, including its rights under this Section, or in connection with the Loans or Letters of Credit made hereunder, including all such Out-of-Pocket Expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

          (b)      Each Credit Party shall indemnify the Agent and each Lender, as well as each Related Party and each assignee of any of the foregoing Persons (each such Person and each such assignee being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, cost recovery actions, damages, expenses and liabilities of whatsoever nature or kind and all Out-of-Pocket Expenses to which any Indemnitee may become subject arising out of or in connection with (i) the execution or delivery of the Loan Documents or any agreement or instrument contemplated thereby, the performance by the parties thereto of their respective obligations thereunder, and the consummation of the Transactions or any other transactions thereunder, (ii) any Loan or Letter of Credit, Letter of Credit Guarantee, Derivatives Transaction or any actual or proposed use of the proceeds therefrom, including any refusal by the Canadian Issuing Bank or the U.S. Issuing Bank to honour a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit, (iii) any actual or alleged presence or Release of Hazardous Materials on or from any property owned or operated by any Credit Party, or any Environmental Liability related in any way to any Credit Party, (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto, (v) any other aspect of this Agreement and the other Loan Documents, or (vi) the enforcement of any Indemnitee’s rights hereunder and any related investigation, defence, preparation of defence, litigation and enquiries, in each case regardless of whether or not the Transactions are consummated; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, cost recovery actions, damages, expenses and liabilities of whatsoever nature or kind are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or wilful misconduct of or material breach of this Agreement by such Indemnitee.

          (c)      To the extent that any Credit Party fails to pay any amount required to be paid under Sections 9.3(a) or (b), other than those arising out of or in connection with Derivatives Transactions under Section 9.3(b), each Lender severally agrees to pay to the Agent such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent, in its capacity as such. To the extent that any Credit Party fails to pay any amount required to be paid under Section 9.3(b), arising out of or in connection with any Derivatives Transactions, each Derivatives Lender severally agrees to pay to the Agent such Derivatives Lender’s applicable percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount based on such Derivatives Lender’s aggregate Allocated Amount to the Ancillary Credit Facility Amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent, in its capacity as such.

          (d)      The Credit Parties shall not assert, and hereby waive (to the fullest extent permitted by applicable Law), any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, any Loan Document, or any agreement or instrument contemplated thereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof.

          (e)      Any inspection of any property of any Credit Party made by or through the Agent or any Lender is for purposes of administration of the Credit only, and no Credit Party is entitled to rely upon the same (whether or not such inspections are at the expense of the Borrowers).

          (f)      By accepting or approving anything required to be observed, performed, fulfilled or given to the Agent or the Lenders pursuant to the Loan Documents, neither the Agent nor the Lenders shall be deemed to have warranted or represented the sufficiency, legality, effectiveness or legal effect of the same, or of any term, provision or condition thereof, and such acceptance or approval thereof shall not constitute a warranty or representation to anyone with respect thereto by the Agent or the Lenders.

          (g)      The relationship between the Borrowers and the Agent and the Lenders is, and shall at all times remain, solely that of borrower and lenders. Neither the Agent nor the Lenders shall under any circumstance be construed to be partners or joint venturers of the Borrowers or their Affiliates. Neither the Agent nor the Lenders shall under any circumstance be deemed to be in a relationship of confidence or trust or a fiduciary relationship with the Borrowers or their Affiliates, or to owe any fiduciary duty to the Borrowers or their Affiliates. Neither the Agent nor the Lenders undertake or assume any responsibility or duty to the Borrowers or their Affiliates to select, review, inspect, supervise, pass judgment upon or inform the Borrowers or their Affiliates of any matter in connection with their property or the operations of the Borrowers or their Affiliates. The Borrowers and their Affiliates and all Shareholders and all direct and indirect shareholders of the Credit Parties shall rely entirely upon their own judgment with respect to such matters, and any review, inspection, supervision, exercise of judgment or supply of information undertaken or assumed by the Agent or the Lenders in connection with such matters is solely for the protection of the Agent and the Lenders, and neither the Borrowers nor any other Person is entitled to rely thereon.

          (h)      The Agent and the Lenders shall not be responsible or liable to any Person for any loss, damage, liability or claim of any kind relating to injury or death to Persons or damage to Property caused by the actions, inaction or negligence of any Credit Party and/or their Affiliates and/or any Shareholder and/or any direct or indirect shareholder of any Credit Party; each Credit Party hereby indemnifies and holds the Agent and the Lenders harmless from any such loss, damage, liability or claim.

          (i)      This Agreement is made for the purpose of defining and setting forth certain obligations, rights and duties of the Credit Parties, the Agent and the Lenders in connection with the Loans, and is made for the sole benefit of the Borrowers, each other Credit Party, the Agent and the Lenders, and the Agent’s and each Lender’s successors and assigns. Except as provided in Sections 9.3(b) and 9.4, no other Person shall have any rights of any nature hereunder or by reason hereof.

          (j)      All amounts due under this Section 9.3 shall be payable not later than three Business Days after written demand therefor.

9. 4              Successors and Assigns.

          (a)      The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) no Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by such Borrower without such consent shall be null and void), and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 9.4. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

          (b)      Any Lender may assign to one or more Eligible Assignees (treating any Fund as a single assignee) all or a portion of its rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitments and the Loans at the time owing to it); provided that (i) except in the case of an assignment of any Commitment to an assignee that is a Lender with a Commitment or a Lender Affiliate immediately prior to giving effect to such assignment, each of the Agent and the Borrowers must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed by the Borrowers); and provided further that (ii) notwithstanding clause (i) immediately above, the Borrowers’ consent shall not be required with respect to any assignment made at any time after the occurrence and during the continuance of an Event of Default, (iii) except in the case of an assignment to a Lender or an Affiliate of a Lender or an assignment of the entire remaining amount of the assigning

Lender’s Commitment, the amount of the Commitment of the assigning Lender subject to each such assignment (determined as of the date on which the Assignment and Assumption relating to such assignment is delivered to the Agent) shall not be less than Cdn.$10,000,000 (or, in the case of a U.S. Dollar-denominated Commitment, the U.S. $ Equivalent of Cdn.$10,000,000), unless each of the Borrowers and the Agent otherwise consent in writing and the amount held by each Lender after each such assignment shall not be less than Canadian $10,000,000 (or, in the case of a U.S. Dollar-denominated Commitment, the U.S. $ Equivalent of Cdn.$10,000,000), unless each of the Borrowers and the Agent otherwise consent in writing, provided that no such consent shall be required if an Event of Default has occurred and is continuing, (iv) each partial assignment in respect of a Commitment and the related Loans shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement in respect of such Commitment and the related Loans, (v) the parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption, together with (except in the case of an assignment to a Lender or a Lender Affiliate) a processing and recordation fee of Cdn.$3,500, payable by the assigning Lender, (vi) in the case of an assignment to a Foreign Lender made at any time other than a time at which an Event of Default has occurred which is continuing, such Foreign Lender shall not be entitled to require any payment under Section 2.14(a)(i) as a result of any withholding tax exigible in respect of any payment by the Borrower to such Foreign Lender hereunder except to the extent otherwise provided in Section 2.14, and (vii) the assignee, if it shall not be a Lender, shall deliver to the Agent an Administrative Questionnaire. The Agent shall provide the Borrowers and each Lender with written notice of any change in (or new) address of a Lender disclosed in an Administrative Questionnaire. Subject to acceptance and recording thereof pursuant to Section 9.4(d), from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, shall have all of the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.12, 2.13, and 2.14 and 9.3) . Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.4 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 9.4(e) .

          (c)      The Agent, acting for this purpose as an agent of the Borrowers, shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans and the amount of the Reimbursement Obligations owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrowers, the Agent, and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by any Borrower and any Lender at any reasonable time and from time to time upon reasonable prior notice.

          (d)      Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in Section 9.4(b) and any written consent to such assignment required by Section 9.4(b), the Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this Section 9.4(d) .

          (e)      Any Lender may, without notice to the Borrowers or the consent of the Borrowers or the Agent, sell participations to one or more Persons (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitment and the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrowers, the Agent, and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.2(b) that affects such Participant. Subject to Section 9.4(f), the Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.12, 2.13 and 2.14 (but subject also to all of the requirements of such Sections) to the same extent as if it were a Lender and had acquired its interest by assignment in accordance with this Section 9.4(e) . To the extent permitted by Applicable Law, each Participant also shall be entitled to the benefits of Section 9.8 as though it were a Lender, provided that such Participant agrees to be subject to Section 2.16(c) as though it were a Lender.

          (f)      A Participant shall not be entitled to receive any greater payment under Section 2.12, 2.13 or 2.14 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrowers’ prior written consent. A Participant shall not be entitled to the benefits of Section 2.14 unless the Borrowers are notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with Section 2.14 and this Section 9.4 as though it were a Lender.

          (g)      Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and Section 9.4 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

          (h)      Any assignment or grant of a participation pursuant to Section 9.4 shall constitute neither a repayment by any Borrower to the assigning or granting Lender of any Loan included therein, nor a new advance of any such Loan to such Borrower by such Lender or by the Assignee or Participant, as the case may be. The parties acknowledge that the Borrowers’ obligations hereunder with respect to any such Loans will continue and will not constitute new obligations as a result of such assignment or participation.

          (i)      Each Lender that sells a participation shall maintain a register on which it enters the name and address of each Participant and the principal and interest amount of each Participant’s interest in the Loans and Commitments held by it (the “Participant Register”). The entries in the Participant Register shall be conclusive, absent manifest error, and such Lender shall treat each person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

9.5                Survival.

          All covenants, agreements, representations and warranties made by the Credit Parties herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans and issuance of any Letter of Credit Guarantee or Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit Guarantee or Letters of Credit is outstanding and so long as the Commitments have not expired or terminated. Sections 2.12, 2.13, 2.14 and 9.3 and Article 8 shall survive and remain in full force and effect, regardless of the consummation of the Transactions, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

9.6                Counterparts; Integration; Effectiveness.

          This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and the Fee Letter, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.1, this Agreement shall become effective when it shall have been executed by the Agent and when the Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed original counterpart of a signature page of this Agreement by facsimile or other electronically scanned method of delivery shall be as effective as delivery of a manually executed original counterpart of this Agreement.

9.7                Severability.

          Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof, and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

9.8                Right of Set-Off.

          If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by Applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Borrowers against any of and all of the obligations of the Borrowers now or hereafter existing under this Agreement held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of set off) which such Lender may have.

9.9                Governing Law; Jurisdiction; Consent to Service of Process.

          (a)      This Agreement shall be construed in accordance with and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

          (b)      Each Credit Party hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the Courts of the Province of British Columbia, and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement, or any other Loan Document or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in British Columbia. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Nothing in this Agreement shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against a Credit Party or its properties in the courts of any other jurisdiction.

          (c)      Each Credit Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in this Section 9.9. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, any forum non conveniens defence to the maintenance of such action or proceeding in any such court.

          (d)      Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.1. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Applicable Law.

9.10             WAIVER OF JURY TRIAL.

          EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

9.11             Headings.

          Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

9.12             Confidentiality.

          Each of the Agent and each Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to each of their, and each of their Affiliates’, directors, officers, employees, agents and advisors, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and agree to keep such Information confidential), (b) to the extent requested by any rating agency, regulatory authority or other Governmental Authority, or their legal counsel, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies under any Loan Document or any suit, action or proceeding relating to any Loan Document or the enforcement of rights thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any actual or prospective assignee of or Participant (or such assignee’s or Participant’s advisors) in any of its rights or obligations under this Agreement, or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to any Credit Party and its obligations, (g) to any financial institution (other than as otherwise identified in this Section 9.12), credit reporting agency or credit bureau, (h) to any Person with whom any Credit Party may have or proposes to have financial dealings, (i) after a period of 2 years following receipt thereof, or (j) with the consent of the applicable Credit Party. For greater certainty, each of the Credit Parties acknowledges that from time to time as a result of the co-ownership of the Agent by CIT Financial Limited and Canadian Imperial Bank of Commerce (“CIBC”), any Credit Party may request the Agent to facilitate the provision of certain financial services offered by CIBC (the “CIBC Services”). In such circumstances, CIBC policies and procedures (“CIBC’s Policies”) will apply in respect of all transactions undertaken by CIBC in connection with the provision of the CIBC Services, including any required due diligence investigation and related business approval processes conducted in respect of the Credit Parties. In such circumstances, it may be prudent, necessary or cost effective for the Agent to provide to CIBC information regarding any Credit Party that is in the possession or control of the Agent solely for the purpose of facilitating compliance with CIBC’s Policies. Each of the Credit Parties consents to the disclosure of Information by the Agent to CIBC for the purpose of facilitating compliance with CIBC’s Policies. For the purposes of this Section, “Information” means all information received from any Credit Party relating to the Credit Parties, or their respective businesses, other than Information that is (i) is or becomes publicly available other than as a result of a breach of this Section, (ii) any such information that is or becomes available to the Agent, the Canadian Issuing Bank, the U.S. Issuing Bank, any Lender or CIBC on a non-confidential basis prior to disclosure by a Credit Party, or (iii) was already in the possession of the Agent, the Canadian Issuing Bank, the U.S. Issuing Bank, or any Lender or CIBC prior to its disclosure by any other Credit Party; or (iv) marked “non-confidential” ( or such other words or expression having the same or similar meaning) by any Credit Party. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information, acting prudently.

9.13              Press Releases and Related Materials.

          Each Credit Party agrees that neither it nor its Affiliates will in the future issue any press releases using the name of the Agent or any of the Lenders or referring to this Agreement, or the other Loan Documents without at least two (2) Business Days’ prior notice to the Agent and the Lenders. Each Credit Party consents to the publication by the Agent or any Lender of advertising material relating to the financing transactions contemplated by this Agreement using its name, product photographs, logo or trademark. The Agent reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

9.14              No Strict Construction.

          The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favouring or disfavouring any party by virtue of the authorship of any provisions of this Agreement.

9.15              Paramountcy.

          In the event of any inconsistency between the provisions of this Agreement and the provisions of any other Loan Document, the provisions of this Agreement shall prevail.

9.16              Patriot Act Information.

          Each Lender that is subject to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”) hereby notifies the Borrowers that pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies the Borrowers, which information includes the names and addresses of the Borrowers and other information that will allow such Lender to identify the Borrowers in accordance with the Act.

9.17              LIMITATION OF LIABILITY

          NO CLAIM MAY BE MADE BY EACH BORROWER, ANY GUARANTOR, ANY LENDER OR OTHER PERSON AGAINST THE AGENT, ANY LENDER, OR THE AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES, OR AGENTS OF ANY OF THEM FOR ANY SPECIAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES IN RESPECT OF ANY CLAIM FOR BREACH OF CONTRACT OR ANY OTHER THEORY OF LIABILITY ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR ANY ACT, OMISSION OR EVENT OCCURRING IN CONNECTION THEREWITH, AND EACH BORROWER, EACH GUARANTOR, EACH LENDER AND THE AGENT HEREBY WAIVES, RELEASES AND AGREES NOT TO SUE UPON ANY CLAIM FOR SUCH DAMAGES, WHETHER OR NOT ACCRUED AND WHETHER OR NOT KNOWN OR SUSPECTED TO EXIST IN ITS FAVOUR.

9.18              Language

          The parties herein have expressly requested that this Agreement and all related documents be drawn up in the English language. À la demande expresse des parties aux présentes, cette convention et tout document y afférent ont été rédigés en langue anglaise.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BORROWERS:

CATALYST PAPER CORPORATION

By: (signed) “Valerie Seager”
Name:Valerie Seager
Title: Vice President and General Counsel

CATALYST PAPER by its Managing Partner CATALYST PAPER CORPORATION

By: (signed) “Valerie Seager”
Name:Valerie Seager
Title: Vice President and General Counsel

CATALYST PAPER HOLDINGS INC.

By: (signed) “Valerie Seager”
Name:Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PAPER (SNOWFLAKE) INC.

By: (signed) “Valerie Seager”
Name:Valerie Seager
Title: Secretary

GUARANTORS:

CATALYST PULP AND PAPER SALES INC.

By: (signed) “Valerie Seager”
Name:Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PULP SALES INC.

By: (signed) “Valerie Seager”
Name:Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PULP OPERATIONS LIMITED

By: (signed) “Valerie Seager”
Name:Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PAPER (USA) INC.

By: (signed) “Valerie Seager”
Name:Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PAPER RECYCLING INC.

By: (signed) “Valerie Seager”
Name:Valerie Seager
Title: Secretary

CATALYST PAPER FINANCE LIMITED

By: (signed) “Valerie Seager”
Name:Valerie Seager
Title: Corporate Secretary and Legal Counsel

THE APACHE RAILWAY COMPANY

By: (signed) “Valerie Seager”
Name:Valerie Seager
Title: Secretary

CIT BUSINESS CREDIT CANADA INC., as Agent

By:	(signed) “E. Dennis McCluskey”
Name: E. Dennis McClusky
Title: President and CEO

By:	(signed) “Geoffrey Hiscock”
Name: Geoffrey Hiscock
Title: Vice President

LENDERS:

CIT BUSINESS CREDIT CANADA INC., as Lender

By:	(signed) “E. Dennis McCluskey”
Name: E. Dennis McClusky
Title: President and CEO

By:	(signed) “Geoffrey Hiscock”
Name: Geoffrey Hiscock
Title: Vice President

JPMORGAN CHASE BANK, NA., as Lender

By:	(signed) “John Freeman”
Name: John Freeman
Title: Senior Vice President

By:	(signed) “Randy Radik”
Name: Randy Radik
Title: Senior Vice President

JPMORGAN CHASE BANK, NA., TORONTO BRANCH, as Lender

By:	(signed) “John Freeman”
Name: John Freeman
Title: Senior Vice President

By:	(signed) “Barry Walsh”
Name: Barry Walsh
Title: Vice President

BANK OF MONTREAL, as Lender

By:	(signed) “Greg Thistlewaite”
Name: Greg Thistlewaite
Title: Vice President

By:
Name:
Title:

ROYAL BANK OF CANADA, as Lender

By:	(signed) “R. Fernandes”
Name: R. Fernandes
Title: Attorney-in-fact

By:	(signed) “Pierre Noriego”
Name: Pierre Noriego
Title: Attorney-in-fact

THE BANK OF NOVA SCOTIA, as Lender

By:	(signed) “John Matthews”
Name: John Matthews
Title: Director - Corporate Banking

By:	(signed) “A.A. Okamoto”
Name: A.A. Okamoto
Title: Associate Director - Corporate Banking

THE TORONTO-DOMINION BANK, as Lender

By:	(signed) “Ben Montgomery”
Name: Ben Montgomery
Title: Vice President

By:	(signed) “Grant Wice”
Name: Grant Wice
Title: Managing Director

SCHEDULE “A”

COMMITMENTS

Lender	Canadian Revolving Commitment	Canadian Cash Management Commitment	U.S. Revolving Commitment

CIT Business Credit Canada Inc.	$125,000,000
JPMorgan Chase Bank, N.A.			$30,000,000
JPMorgan Chase Bank, N.A., Toronto Branch	$45,000,000
The Toronto- Dominion Bank	$25,000,000
Bank of Montreal	$40,000,000
Royal Bank of Canada	$40,000,000	$25,000,000 (carve out of Canadian Revolving Commitment)
The Bank of Nova Scotia	$25,000,000

SCHEDULE “B”

DISCLOSED MATTERS

Actions, suits and proceedings:

None

Environmental Matters:

Aggregate contingent liabilities of $9.2 million have been accrued (see Note 18 in 2007 audited financial statements and reference to $13.3 million of long term obligations). This is comprised of $3.9 million relating to Port Alberni asset demolition, $2.7 million related to long term landfill rehabilitation and $2.6 million of asbestos removal at the Powell River mill.

The scope/cost of remediation of any existing mill site should such site cease to be an operating mill is unknown but could result in a Material Adverse Effect depending upon the remediation required and the intended future use of the site.

SCHEDULE “C”

MATERIAL CONTRACTS

1.	The 2003 Note Indenture and the 2003 Notes

2.	The 2004 Note Indenture and the 2004 Notes

SCHEDULE “D”

PERMITTED LIENS

1.	Miscellaneous repairers liens, the value of which does not, in the aggregate, exceed $200,000.

2.

One or more security interests created by one or more of the Credit Parties in favour of Dow Chemical Canada Inc. and Astenjohnson, Inc., respectively, in respect of certain Inventory supplied to one or more of the Credit Parties, provided that the aggregate amount secured by all such security interests shall not at any time exceed $3,000,000.

3.

Lien arising as a result of the pledge made by a Credit Party in favour of Royal Bank of Canada on the Effective Date of Cash or Cash Equivalents in an amount of up to $500,000 as security for Indebtedness relating to letters of credit issued by Royal Bank of Canada under the Existing Senior Credit Facility having face amounts not exceeding $500,000 in the aggregate, which letters of credit will remain outstanding following the Effective Date and until replaced by one or more Letters of Credit issued under the Canadian Letter of Credit Sub-Line.

4.	Liens arising as a result of the following leases of Property of a Credit Party which is Collateral:

(a)

Lease dated May 6, 2008 between Catalyst Paper (Snowflake) Inc. and Reidhead Custom Farming, Inc. in respect of the Biomass Plantation (Sections 7, 8, 17 and 18, Township 13 North, Range 19 East, Gila and Salt River Baseline and Meridan (GSRBM); Sections 7, 8, 9, 17, 18, 19, 20, 29, 30, and 31, Township 14 North, Range 19 East, Gila and Salt River Baseline and Meridian (GSRBM); and Sections 9, 10, 11, 12, 13, 14 and 15, Township 14 North, Range 18 East, Gila and Salt River Baseline and Meridian (GSRBM));

(b)

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and the Terrance Reidhead Family Trust in respect of Section 29 (644.06 acres), PID 202-02-005 C1 and 33 (320 acres), PID 202-05-005 B2 T13N R21E (320 acres), PID 202-05-005 D (Total: 1284.06 acres);

(c)

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Frank and Geraldine Despain DBA Dry Lake Cattle Ranch in respect of Section 3 SW1/4, E1/2, Section 15N1/4, 24 S1/4, SE1/4, 25S, Section >14 SW Corner, T14N, R18E, Section 6 N1/2, 29 NW1/4, Section 30 E1/2, T14N R19E, Section 31 W1/4 (Total: 2,438.35 acres);

	(d)	Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Jack and Phyllis Carlisle in respect of Section 30, T13N, R20E (Total: 631.34 acres);

	(e)	Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and David and Sandra Decker DBA Decker Ranches in respect of Section 8 West half

2

T13N, R19E and Section 31 and Section 34 T14N, R19E (Total: 1426.42 acres) (This agreement was subsequently assigned to Jack and Phyllis Carlisle pursuant to a letter agreement dated March 16, 2006);

(f)	Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation Fred and Elise Peterson in respect of Section 24, T13N, R20E PID ###-##-#### (Total:580 acres);

(g)

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Rocking Chair Ranch in respect of Section 5 (80 acres), Section 8 (640 acres), Section 17 (640 acres), Section 20 W ½ (320 acres), all in T14R19E (Total: 1680 acres);

(h)

Lease dated October 15, 1998 between Abitibi Consolidated Sales Corporation and Stone Container Corporation in respect of Section 21, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218 and in Docket 134, page 221, records of Navajo County, Arizona and

(i)

Ground Lease Agreement dated September 14, 2005 between Abitibi Consolidated Sales Corporation and Snowflake White Mountain Power LLC, as amended, and Memorandum of Ground Lease and Notice of Easement Rights, recorded September 8, 2006, as amended, both in respect of: (1) a portion of Section 21, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; (2) a portion of Section 27, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; and (3) an easement for ingress and egress and for utilities and until July 31, 2008 for construction.

5.

One or more security interests created by one or more of the Credit Parties in favour of Buckman Laboratories of Canada, Ltd. in respect of certain Inventory supplied to one or more of the Credit Parties, provided that the aggregate amount secured by all such security interests shall not at any time exceed $30,000.

SCHEDULE 3.3

APPROVALS

Nil

SCHEDULE 3.5

LITIGATION

Catalyst Paper Corporation and Catalyst Pulp Operations Limited (collectively, “Catalyst”) are parties to an energy services agreement (the “ESA”) with Island Cogeneration No. 2 Inc. (“Cogen”) pursuant to which Cogen is obliged to deliver steam to Catalyst at its Elk Falls mill, and Catalyst is obliged to take that steam. On July 7, 2008, Catalyst announced the permanent shutdown of its Elk Falls pulp mill effective November 30, 2008. Catalyst subsequently notified Cogen that the shutdown is occurring because of the unavailability of wood fibre required for the operation of the pulp mill from traditional sources in British Columbia, which constitutes a Force Majeure event under the terms of the ESA. Cogen has indicated to Catalyst that it is in the midst of receiving bids for the sale of the facility. On July 23, 2008 Catalyst received a letter from Cogen disputing the fact that a Force Majeure has occurred and advising that it intends to hold Catalyst responsible for losses suffered by Cogen as a result of Catalyst having sent what it alleges was an “unsupported invocation” of Force Majeure under the ESA, including any diminution in the purchase price paid to Cogen for the facility.

SCHEDULE 3.7

OWNERSHIP OF CREDIT PARTIES

Credit Party		Holders of Equity Securities

Catalyst Paper	•	Catalyst Paper Corporation
(332,533 Class A units and 14,700 Class B units)

	•	Catalyst Pulp Operations Limited
(154,229 Class A units and 5,770 Class B units)

Catalyst Paper Holdings Inc.	•	Catalyst Paper Corporation
(1,000 Shares Common stock)

Catalyst Paper (Snowflake) Inc.	•	Catalyst Paper Holdings Inc.
(180 Shares Common stock)

Catalyst Paper Recycling Inc.	•	Catalyst Paper Holdings Inc.
(100 Shares Common stock)

Catalyst Pulp Operations Limited	•	Catalyst Paper Corporation
(124,189,254 Common shares)

Catalyst Pulp and Paper Sales Inc.	•	Catalyst Paper Corporation
(1,000 Common shares)

Catalyst Pulp Sales Inc.	•	Catalyst Pulp Operations Limited
(1 Common share)

Catalyst Paper (USA) Inc.	•	Catalyst Paper Holdings Inc.
(1,000 Common shares)

Catalyst Paper Finance Limited	•	Catalyst Paper Corporation
(10 Common shares)

The Apache Railway Company	•	Catalyst Paper (Snowflake) Inc.
(6,000 Shares Common stock)

SCHEDULE 3.11

CANADIAN PENSION PLANS

1.

Catalyst Paper Corporation Retirement Plan for Salaried Employees. As of December 31, 2006 this plan had a going concern deficit of $16,549,764 and a solvency deficiency of $39,326,277 and a solvency ratio of 0.87.

2.	Catalyst Paper Corporation Retirement Plan “A”. As of December 31, 2006 this plan had a going concern deficit of $1,302,365 and a solvency deficiency of $3,359,107 and a solvency ratio of 0.81.

3.	Catalyst Paper Corporation Retirement Plan “C”. As of December 31, 2006 this plan had a going concern surplus of $213,500 and a solvency surplus of $198,129 and a solvency ratio of 1.00.

4.

Catalyst Paper Corporation Supplementary Retirement Plan for Former Pacifica Papers Inc. Employees. This Plan is unfunded. As of December 31, 2007 the unfunded liability was actuarially calculated as $1,843,000.

5.

Catalyst Paper Corporation Supplemental Retirement Plan for Senior Executives. This Plan is unfunded but secured by a letter of credit. As of December 31, 2007 the unfunded liability was actuarially calculated as $15,618,000.

6.

Individual supplementary pensions payable to former executives who retired with entitlements under the supplemental plan of a predecessor company. These obligations are unfunded. As of December 31, 2007 these unfunded obligations were actuarially calculated as $1,076,000.

7.

Bridge benefits payable to hourly employees. This Plan is unfunded except for the benefits of a small closed group of retired members. As of December 31, 2007 the unfunded liability was actuarially calculated as $40,599,000.

8.	Pulp and Paper Industry Pension Plan (participating employer).

SCHEDULE 3.12

U.S. PENSION PLANS

Catalyst Paper (Snowflake) Inc. Plans

1.

Catalyst Paper (Snowflake) Inc. Savings Plan for IBEW Hourly Employees. Catalyst assumed this 401(k) plan effective April 10, 2008. A name change from “Abitibi Consolidated Savings Plan for IBEW Employees at its Snowflake Division” is pending.

2.

Catalyst Paper (Snowflake) Inc. Retirement Plan for IBEW Hourly Employees. Catalyst assumed this defined contribution plan effective April 10, 2008. A name change from “Abitibi Consolidated Retirement Plan for IBEW Hourly Employees at its Snowflake Division” is pending.

3.

Catalyst Paper (Snowflake) Inc. Pension Plan for Hourly Employees. Plan to be established effective April 10, 2008 to provide benefits equivalent to those provided by the Abitibi Consolidated U.S. Pension Plan for Certain Hourly Paid Employees prior to April 10, 2008. No asset transfer from prior plan. New plan will be fully funded once IRS qualification received. This is a flat benefit per year or partial year of service plan covering bargained and non-bargained employees.

4.

PACE Industry-Union Management Pension Fund (participating employer). This is a Taft-Hartley (multi-employer) plan. In 2008, it is expected that Catalyst’s withdrawal liability will be between $3 - $4 million, but there is no current intention to withdraw.

5.

Catalyst Paper (Snowflake) Inc. Hourly Employees 401(k) Plan. Catalyst assumed his plan effective April 10, 2008. A name change from Abitibi Consolidated Snowflake U.S. Hourly Employees 401(k) Plan is pending.

Catalyst Paper (USA) Inc. Plans

1.

Catalyst Paper (USA) Inc. Pension Plan. Funded ratio for this plan was 80% with a total unfunded liability of approximately $1.4 million, according to a preliminary January 1, 2008 valuation. This plan covers Catalyst Paper (USA) Inc.’s employees only.

2.	Catalyst Paper (USA) Inc. 401(k) Plan. Catalyst Paper (Snowflake) Inc.’s salaried employees began participating in this plan effective April 10, 2008.

SCHEDULE 3.14

DEFAULTS

Nil

SCHEDULE 3.16

SUBSIDIARIES

(i) and (ii)	The Name and the Form of Legal Entity of each Credit Party:

Credit Party	Form of Legal Entity
Catalyst Paper Corporation	Corporation
Catalyst Paper	General Partnership
Catalyst Paper Holdings Inc.	Corporation
Catalyst Paper (Snowflake) Inc.	Corporation
Catalyst Paper Recycling Inc.	Corporation
Catalyst Pulp Operations Limited	Corporation
Catalyst Pulp and Paper Sales Inc.	Corporation
Catalyst Pulp Sales Inc.	Corporation
Catalyst Paper (USA) Inc.	Corporation
Catalyst Paper Finance Limited	Corporation
The Apache Railway Company	Corporation

(iii)	The Equity Securities of each Credit Party (other than Catalyst Paper Corporation) which are Issued and Outstanding:

1.        Catalyst Paper

Partner	Number and Class of Securities
Catalyst Paper Corporation	332,533 Class A units 14,700 Class B units
Catalyst Pulp Operations Limited	154,229 Class A units 5,770 Class B units

2.        Catalyst Paper Holdings Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	1,000 Shares Common stock

3.        Catalyst Paper (Snowflake) Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Holdings Inc.	180 Shares Common stock

4.	Catalyst Paper Recycling Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Holdings Inc.	100 Shares Common stock

2

5.	Catalyst Pulp Operations Limited

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	124,189,254 Common shares

6.	Catalyst Pulp and Paper Sales Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	1,000 Common shares

7.	Catalyst Pulp Sales Inc.

Shareholder	Number and Class of Securities
Catalyst Pulp Operations Limited	1 Common share

8.	Catalyst Paper (USA) Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Holdings Inc.	1,000 Common shares

9.	Catalyst Paper Finance Limited

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	10 Common shares

10.	The Apache Railway Company

Shareholder	Number and Class of Securities
Catalyst Paper (Snowflake) Inc.	6,000 Shares Common stock

(iv)	The Equity Securities Owned by each Credit Party:

1.	Catalyst Paper Corporation

Entity	Certificate Number	Number and Class Of Securities
Elk Falls Pulp and Paper Limited	3	1 Common share
Elk Falls Forest Industries Limited	4 5 6	1,000 Common shares 1,699,200 Common shares 4,500,000 Common shares
Catalyst Pulp Operations Limited	6 7 8 9	53,688,253 Common shares 46,026,332 Common shares 24,474,668 Common shares 1 Common share

3

Entity	Certificate Number	Number and Class Of Securities
Catalyst Pulp and Paper Sales Inc.	7	1,000 Common shares
3264904 Canada Limited	3	1 Common share
468327 B.C. Ltd.	2-C	2,000 Common shares
British Columbia Forest Products Limited	3	1 Common share
0606890 B.C. Ltd.	2	1 Common share
3744809 Canada Inc.	2	1 Common share
Crofton Pulp and Paper Limited	9	2 Common shares
Echelon Paper Corporation (B.C.)	2	1 Common share
Echelon Paper Corporation (Canada)	2	1 Common share
Export Sales Co. Ltd.	8	10 Common shares
NSC Holdings (Barbados) Limited	Unknown	100% of capital stock (details unknown)
NSC Holdings (Philippines) Inc.	Unknown	79,475 Common shares
Catalyst Paper Holdings Inc.	4	1,000 Shares Common stock
Pacifica Poplars Ltd.	8 Unknown	90,001 Common shares 100,000 Class A Preferred shares
Catalyst Paper	A-1 A-3 A-5 A-8 A-9 B-1 B-3 B-5	124,070 Class A units 118,224 Class A units 84,455 Class A units 3,582 Class A units 2,202 Class A units 8,317 Class B units 5,913 Class B units 470 Class B units
Powell River Energy Inc.	4	50,001 Common shares
Powell River Energy Limited Partnership	Not applicable	49.95% interest (no units issued)
Catalyst Paper Finance Limited	3	10 Common shares
Catalyst Paper Services (Hungary) LLC	Not applicable	100% interest

2.	Catalyst Paper

Nil

3.	Catalyst Paper Holdings Inc.

Entity	Certificate Number	Number and Class Of Securities
Catalyst Paper (USA) Inc.	4	1,000 Shares Common stock
Pacifica Papers U.S. Inc.	7	100 Shares Common shares
Catalyst Paper (Snowflake) Inc.	1	180 Shares Common stock
Catalyst Paper Recycling Inc.	1	100 Shares Common stock

4.	Catalyst Paper (Snowflake) Inc.

Entity	Certificate Number	Number and Class Of Securities
The Apache Railway Company	88	6,000 Shares Common stock

4

5.	Catalyst Paper Recycling Inc.

Nil

6.	Catalyst Pulp Operations Limited

Entity	Certificate Number	Number and Class Of Securities
Catalyst Pulp Sales Inc.	3	1 Common share
Catalyst Paper	A2 A4 A6 A7 B2 B4	15,444 Class A units 111,697 Class A units 25,304 Class A units 1,784 Class A units 1,683 Class B units 4,087 Class B units

7.	Catalyst Pulp and Paper Sales Inc.

Entity	Certificate Number	Number and Class Of Securities
Pacifica Poplars Ltd.	A-1	100,000 Class A Preferred shares

8.	Catalyst Pulp Sales Inc.

Nil

9.	Catalyst Paper (USA) Inc.

Entity	Certificate Number	Number and Class Of Securities
Norske Skog North America LLC	Not applicable	50% equity interest

10.	Catalyst Paper Finance Limited

Nil

11.	The Apache Railway Company

Nil

(v)	The Jurisdiction of Organization of each Credit Party:

Credit Party	Jurisdiction of Organization
Catalyst Paper Corporation	Federal (Canada)
Catalyst Paper	British Columbia
Catalyst Paper Holdings Inc.	State of Delaware
Catalyst Paper (Snowflake) Inc.	State of Delaware
Catalyst Paper Recycling Inc.	State of Delaware

5

Credit Party	Jurisdiction of Organization
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Paper (USA) Inc.	State of California
Catalyst Paper Finance Limited	British Columbia
The Apache Railway Company	Arizona

(vi)	The Names of all Subsidiaries of Catalyst Paper Corporation that are not Credit Parties:

Pacifica Poplars Ltd.
Export Sales Co. Ltd.
Crofton Pulp and Paper Limited
468327 B.C. Ltd.
British Columbia Forest Products Limited
NSC Holdings (Philippines) Inc.
NSC Holdings (Barbados) Limited
Catalyst Paper Services (Hungary) LLC
Powell River Energy Inc.
Elk Falls Pulp and Paper Limited
3264904 Canada Limited
0606890 B.C. Ltd
3744809 Canada Inc.
Echelon Paper Corporation (a British Columbia company)
Echelon Paper Corporation (a CBCA corporation)
Elk Falls Forest Industries Limited

SCHEDULE 3.21

EMPLOYEE MATTERS

All Collective Bargaining Agreements to which any of the Credit Parties or their respective employees are subject:

Labour Agreement 2003-2008 between Norske Canada Elk Falls Division and Communication, Energy and Paperworkers Union Local 630

Labour Agreement 2003-2008 between Norske Canada Elk Falls Division and the Communications, Energy and Paperworkers Union, Local 1123

Labour Agreement 2003-2008 between Norske Canada Powell River Division and Communication, Energy and Paperworkers Union Local 1

Labour Agreement 2003-2008 between Norske Canada Powell River Division and Communication, Energy and Paperworkers Union Local 76

Labour Agreement 2003-2008 between Norske Canada Crofton Division and Communication, Energy and Paperworkers Union Local1132

Labour Agreement 2003-2008 between Norske Canada Crofton Division and Pulp, Paper and Woodworkers of Canada Local 2

  All of the foregoing agreements expired in April, 2008 but remain in effect until a new agreement is entered into.

Labour Agreement dated February 14, 2008, between Catalyst Paper Port Alberni Division and Communication, Energy and Paperworkers Union of Canada Tyee Local 686 (Expires April 30, 2013)

Labour Agreement between Catalyst Paper Port Alberni Division and Communication, Energy and Paperworkers Union of Canada Local 592 (Expires April 30, 2013)

Labour Agreement May 1, 2006 to April 30, 2012 between Catalyst Paper Port Alberni Division and Canadian Office & Professional Employees Union Local No. 15

Labour Agreement July 27, 2006 to March 31, 2012 between Catalyst Pulp and Paper Sales Inc. and Transport, Construction and General Employees Association, Local 66, affiliated with Christian Labour Association of Canada

Labour Agreement between The Apache Railway Company and United Transportation Union (Expires December 31, 2011)

Labour Agreement between The Apache Railway Company and Arizona State District of Carpenters (Expires December 31, 2011)

2

Labour Agreement between Catalyst Paper (Snowflake) Inc. and United Steelworkers International Union Local 26888 (Expires February 28, 2010)

Labour Agreement between Catalyst Paper (Snowflake) Inc. and International Brotherhood of Electrical Workers Local 518

All Employment Contracts providing for a Fixed Term of Employment or providing for Special Payments on Termination or Employment in excess of $500,000 to which any Credit Party is subject:

Amended and Restated Control Change agreements dated April 28, 2006 between Catalyst Paper Corporation and each of Lyn Brown, David Smales, Robert Lindstrom, Valerie Seager. (These agreements have expired but a contingent liability exists under them in that if any of the individuals are terminated without cause between now and October, 2008 (two years after the Third Avenue acquisition) they are triggered.)

Employment Agreement dated March 12, 2007 between Catalyst Paper Corporation and Richard Garneau

Employment Agreement effective January 7, 2008 between Catalyst Paper Corporation and Stephen Boniferro

SCHEDULE 3.23

INTELLECTUAL PROPERTY RIGHTS

Part One:

Material Trade-marks:

Catalyst
Catalyst Paper
Catalyst and Folded Paper design
Fresh Thinking on Paper
Catalyst Cooled
The World Prints on Us
Marathon & Design
Electrabrite
Electracal
Electrastar
Electracote
Electrasoft
Electraprime
Folded Paper Design

Copyrights:

CATALYST design
Curved Sheets Design
Folded Paper Design

Part Two:

Nil

SCHEDULE 3.28

REAL PROPERTY AND LEASES

All Real property owned by each Credit Party:

1.        Catalyst Paper Corporation

Crofton

PID:	Legal Description:

005 932 092	Those parts of Lot 2 Section 5 Range 9 Chemainus District Plan 5803 shown outlined in red on Plan 925 RW

007 388 004	Lot 1 Section 3 Range 10 Chemainus District Plan 1471 except parts in Plans 11613, 13731 and 16471

009 024 212	That part of Parcel C (DD 36578I) of Section 2 Range 7 Chemainus District outlined in red on Plan 920 RW

005 419 239	That part of Lot 1 Section 2 Range 7 Chemainus District Plan 8697 in Plan 920 RW

009 024 174	That part of Parcel B (DD 99604I) of Section 5 Range 10 Chemainus District outlined in red on Plan 925 RW

005 932 190	That part of Lot 2 Section 5 Range 9 Chemainus District Plan 5803 lying to the south east of the south easterly boundary of Plan 925 RW

009 024 336	That part of Section 3 Range 8 Chemainus District outlined in red on Plan 920 RW

009 024 310	That part of Section 4 Range 9 Chemainus District outlined in red on Plan 925 RW

009 024 379	That part of Parcel E (DD 141335I) of Section 4 Range 8 Chemainus District outlined in red on Plan 920 RW

009 024 417	That part of Parcel D (DD 65699I) of Section 4 Range 9 Chemainus District outlined in red on Plan 920 RW

009 044 132	That part of Parcel D (DD 118337I) of Section 4 and 5 Range 8 Chemainus District outlined in red on Plan 920 RW and lying wholly within Section 4

005 968 585

That portion of that part of Lot 3 Section 1 Range 7 Chemainus District Plan 5467 lying to the West of the Westerly boundary of Plan 645 RW shown outlined in red on Plan 911 RW and containing 1.27 acres more or less

009 739 637	Section 8 Range 9 Chemainus District

009 739 611	Section 7 Range 9 Chemainus District

009 739 718

Those parts of Section 9 Range 8 Chemainus District lying East of the Chemainus River, including all that part of a strip of land 33 feet wide as shown coloured purple and green on Plan 16 BL known as Mainguy Road

009 739 688

Those parts of Section 8 Range 8 Chemainus District lying East of the Chemainus River, including all that part of a strip of land 33 feet wide as shown coloured purple and green on Plan 16 BL, known as Mainguy Road

009 739 653

Those parts of Section 7 Range 8 Chemainus District, lying East of the Chemainus River including all that part of a strip of land 33 feet wide as shown coloured purple and green on Plan 16 BL, known as Mainguy Road

009 739 785	Lot 2A Chemainus District

009 739 777	Lot 2 Chemainus District

003 982 840	Lot 1 Section 3 Range 10 Chemainus District Plan 16471

004 798 619	Lot 1 Section 1 Range 7 Chemainus District Plan 12696

004 979 087	Lot 1 Sections 3 and 4 Ranges 9 and 10 Chemainus District Plan 12168

006 244 637	Lot 2 Section 4 Range 10 Chemainus District Plan 3198

009 956 069	Section 3 Range 9 Chemainus District except parts in Plans 920 RW and 921 RW

009 573 488	That part of Section 5 Renfrew District (situate in Cowichan Lake District) as shown outlined in red on Plan 457 BL

006 912 524	Lot 3 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750

006 912 516	Lot 2 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750

008 768 820	District Lot 101 Cowichan Lake District

006 912 567	Lot 4 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750

006 912 494	Lot 1 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750

006 912 451	Lot 1 Block 2 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750

007 655 517	Block 3 District Lot 12 Cowichan Lake District Plan 1231 except part in Plan 31221

005 145 473	Lot 1 District Lot 12 Cowichan Lake District Plan 11206

007 663 544

That part of District Lot 12 Cowichan Lake District being that portion of Fern Road dedicated by Plan 1231 and closed by Order-In-Council No. 1754 dated 16th day of July, 1956 as shown outlined in red on Plan 458 BL

018 195 326	Lot 2 Section 20 Range 4 Quamichan District Plan VIP56262

005 338 859	That part of Lot 1 Section 17 Range 4 Quamichan District Plan 9537 shown in red on Plan 903 RW

009 662 481	That part of Parcel G (DD 36290I) of Sections 18 and 19 Range 4 Quamichan District shown outlined in red on Plan 903 RW and containing 0.08 acres and 0.30 acres more or less

009 662 278	That part of Parcel P (DD 76080I) of Sections 17, 18 and 19 Range 4 Quamichan District shown outlined in red on Plan 903 RW and lying entirely in Section 18

006 360 564	That part of Lot 10 Sections 17 and 18 Range 4 Quamichan District Plan 2785 shown in red on Plan 903 RW

006 738 567	That part of Lot 4 Block 1 Section 20 Range 4 Quamichan District Plan 1908 shown outlined in red on Plan 903 RW

006 738 524	That part of Lot 3 Block 1 Section 20 Range 4 Quamichan District Plan 1908 shown outlined in red on Plan 903 RW

006 738 354	That part of Lot 2 Block 1 Section 20 Range 4 Quamichan District Plan 1908 shown outlined in red on Plan 903 RW

006 360 742	That part of Lot 11 Section 17 Range 4 Quamichan District Plan 2785 shown in red on Plan 903 RW

006 157 971	That part of Lot 1 Section 19 Range 4 Quamichan District Plan 3853 outlined red on Plan 903 RW

009 668 314	That part of Parcel D (DD 106367I) of Section 19 Range 4 Quamichan District shown outlined in red on Plan 903 RW

006 068 065	That part of Lot 1 Section 19 Range 4 Quamichan District Plan 4134 shown in red on Plan 903 RW

004 680 499	Lot A Section 19 Range 4 Quamichan District Plan 12945

005 586 445	Lot 6 Section 17 Range 5 Quamichan District Plan 8636

005 586 437	Lot 5 Section 17 Range 5 Quamichan District Plan 8636

005 586 429	Lot 4 Section 17 Range 5 Quamichan District Plan 8636

006 442 382	That part of Lot 9 Section 10 Range 4 Somenos District Plan 2196 shown outlined in red on Plan 910 RW

008 162 794	That part of Lot 4 Block 1 Section 1 Range 4 Somenos District Plan 972 shown outlined in red on Plan 903 RW

009 797 807	That part of Section 20 Range 7 Somenos District outlined in red on Plan 911 RW and containing 0.66 acres more or less

009 797 939	That part of Section 19 Range 7 Somenos District lying West of Parcel A (DD 43540I) outlined in red on Plan 911 RW and containing 0.67 acres more or less

009 744 495	That part of the East 70 acres of Section 17 Range 6 Somenos District shown outlined in red on Plan 911 RW

006 406 891	That part of Lot 2 Section 2 Range 4 Somenos District Plan 2825 shown outlined in red on Plan 902 RW

006 405 754	That part of Lot 1 Section 2 Range 4 Somenos District Plan 2825 shown outlined in red on Plan 902 RW

005 557 755	Lot 5 Section 1 Range 4 Somenos District Plan 9162

007 104 057	That part of Lot 1 Block 1 Section 6 Range 4 Somenos District Plan 1599 shown outlined in red on Plan 902 RW

008 162 760	That part of Lot 3 Block 1 Section 1 Range 4 Somenos District Plan 972 shown outlined in red on Plan 903 RW

005 934 389	That part of Lot 3 Section 16 Range 6 Somenos District Plan 5814 shown outlined in red on Plan 911 RW

009 796 649	That part of Parcel A (DD 43540I) of Sections 19 and 20 Range 7 Somenos District lying within Section 19 included in Plan 911 RW

009 772 995	That part of Parcel A (DD 42185I) of Section 12 Range 5 Somenos District shown outlined in red on Plan 910 RW

009 773 398	That part of Section 13 Range 5 Somenos District outlined in red on Plan 910 RW

005 934 354	That part of Lot 2 Section 16 Range 6 Somenos District Plan 5814 shown outlined in red on Plan 911 RW

008 162 824	That part of Lot 5 Block 1 Section 1 Range 4 Somenos District Plan 972 shown outlined in red on Plan 903 RW

007 105 045	That part of Lot 4 Block 1 Section 6 Range 4 Somenos District Plan 1599 shown outlined in red on Plan 902 RW

009 773 185	That part of Section 12 Range 5 Somenos District lying to the south of Parcel A (DD 42185I) shown outlined in red on Plan 910 RW

009 774 483	Those parts of Parcel A (DD 89348I) of Sections 14 and 15 Range 5 Somenos District outlined in red on Plans 910 RW and 911 RW except part in Plan 15076

006 248 110	That part of Lot 3 Sections 15 and 16 Range 5 Somenos District Plan 3313 shown outlined in red on Plan 827R included within Plan 911 RW

006 441 980	That part of Lot 8 Sections 9 and 10 Range 4 Somenos District Plan 2196 shown outlined in red on Plan 910 RW

006 246 541	That part of Lot 1 Sections 15 and 16 Range 5 Somenos District Plan 3313 shown outlined in red on Plan 911 RW except that part in Plan 15076

009 744 517	That part of the west 50 acres of Section 18 Range 7 Somenos District shown outlined in red on Plan 911 RW

009 744 444	That part of Parcel B (DD 77714I) of Lot 82 Somenos District shown outlined in red on Plan 911 RW

009 744 509	That part of the West 50 acres of Section 17 Range 7 Somenos District shown outlined in red on plan deposited under DD 23410 included in Plan 911 RW

009 744 487	Those parts of Parcel A (DD 77714I) of Section 16 Range 6 Somenos District shown outlined in red on Plan 911 RW

006 582 311	That part of Lot B Section 7 Range 4 Somenos District Plan 2457 shown outlined in red on Plan 902 RW

006 568 556	That part of Lot 7 Section 2 Range 3 Somenos District Plan 2461 shown in red on Plan 902 RW

009 872 906	That part of the south 1/2 of Section 8 Range 4 Somenos District shown outlined in red on Plan 902 RW

006 441 505	That part of Lot 5 Sections 8 and 9 Somenos District Plan 2196 shown outlined in red on Plan 902 RW

006 563 643	That part of Lot 1 Section 4 Range 4 Somenos District Plan 2458 shown outlined in red on Plan 902 RW

006 609 007	That part of Lot D Section 7 Range 4 Somenos District Plan 2457 shown outlined in red on Plan 902 RW

006 246 851	That part of Lot 2 Section 15 Range 5 Somenos District Plan 3313 shown outlined in red on Plan 911 RW except that part in Plan 15076

006 442 641	That part of Lot 16 Section 11 Range 5 Somenos District Plan 2196 shown outlined in red on Plan 910 RW

006 442 561	That part of Lot 10 Section 10 Range 4 Somenos District Plan 2196 shown outlined in red on Plan 910 RW

005 576 695	That part of Section 11 Range 4 Somenos District shown outlined in red on Plan 910 RW

009 759 492	That part of Section 4 Range 3 Somenos District shown outlined in red on Plan 902 RW

006 407 234	That part of Lot 4 Section 2 Range 4 Somenos District Plan 2825 shown outlined in red on Plan 902 RW

009 774 939	That part of Parcel C (DD 174586I) of Section 14 Range 5 Somenos District outlined in red on Plan 910 RW

006 581 684	That part of Lot A Section 7 Range 4 Somenos District Plan 2457 shown outlined in red on Plan 902 RW

006 608 787	That part of Lot C Section 7 Range 4 Somenos District Plan 2457 shown outlined in red on Plan 902 RW

009 764 151	That part of Section 5 Range 4 Somenos District shown outlined in red on Plan 902 RW

005 576 571	That part of Lot 2 Section 1 Range 4 Somenos District Plan 8611 shown in red on Plan 903 RW

006 440 347	That part of Lot 3 Section 9 Range 4 Somenos District Plan 2196 shown outlined in red on Plan 910 RW

007 104 375	That part of Lot 2 Block 1 Section 6 Range 4 Somenos District Plan 1599 shown outlined in red on Plan 902 RW

006 406 939	That part of Lot 3 Section 2 Range 4 Somenos District Plan 2825 shown outlined in red on Plan 902 RW

007 104 936	That part of Lot 3 Block 1 Section 6 Range 4 Somenos District Plan 1599 shown outlined in red on Plan 902 RW

006 373 968	That part of Lot 2 Section 3 Ranges 3 and 4 Somenos District Plan 2794 shown in red on Plan 902 RW

006 383 025	That part of Lot 1 Section 3 Range 3 Somenos District Plan 2776 shown outlined in red on Plan 902 RW

005 576 539	Lot 1 Section 1 Range 4 Somenos District Plan 8611

003 733 998	Lot 1 Section 9 Range 4 Somenos District Plan 19355

007 388 209	Lot 15 Section 3 Range 10 Chemainus District Plan 1471 except part in Plan 11574

013 194 976	That part of Section 5 Ranges 8, 9 and 10 and Section 4 Range 8 Chemainus District shown outlined in red in DD 27614

013 194 470	That part of Sections 4 and 5 Range 8 Chemainus District shown outlined in red on plan attached to DD 24931

013 194 381	That part of Section 4 Range 8 Chemainus District shown outlined in red on plan attached to DD 23242

013 143 123	That part of Sections 5 and 6 Range 10 and that part of the foreshore of District Lot 172 Chemainus District shown coloured red on plan deposited under DD 14529I

009 922 431

That part of Section 1 Range 11 Chemainus District lying to the North of the Northerly boundary of Chaplin Street as said street is shown on Plan 739 and the production easterly of the said northerly boundary, except parts in Plans 4257 and 23431

009 920 145	That part of Section 5 Range 9 Chemainus District lying Northerly and Westerly of Plan 5803, except parts in Plans 4302 and 9775

009 925 431	District Lot 4 Chemainus District

009 921 168	That part of Section 2 Ranges 10 and 11 Chemainus District in Plan DD 8239I containing 31.7 acres more or less except part in Plan 856 BL

009 862 021	District Lot 8 Chemainus District

005 852 293	Lot 1 District Lot 7 Chemainus District Plan 6538

009 034 595	District Lot 7 Chemainus District except part in Plan 6538

009 861 998	District Lot 6 Chemainus District

004 627 938	Lot 3 Chemainus District

009 926 887	District Lot 172 Chemainus District except that part included in the right of way of the Esquimalt and Nanaimo Railway Company

006 116 981	That part of Lot 1 Section 1 Range 10 Chemainus District Plan 4357 shown outlined in red on Plan 815 R

000 167 886	Lot A Section 4 Range 9 Chemainus District Plan 32612

004 169 948	Lot 1 Section 4 Range 10 Chemainus District Plan 15020

000 573 736	Lot 1 Section 4 Range 10 Chemainus District Plan 5180 except part in Plan 15020 and 41332

006 116 965

That part of Lot 1 Section 1 Range 10 Chemainus District Plan 4357 lying to the north of a boundary parallel to the northerly boundary of said lot and extending from a point on the easterly boundary of said lot distant 1.515 chs. from the north east corner of said lot

006 116 973

That part of Lot 1 Section 1 Range 10 Chemainus District Plan 4357 lying south of a boundary parallel to the northern boundary of said lot and extending from a point on the easterly boundary thereof distant 1.515 chs. from the north east corner of said lot, except that part thereof shown outlined in red on Plan 815R

006 066 551	Lot 1 Section 1 Range 11 Chemainus District Plan 4257

009 921 958	That part of Section 6 Range 10 Chemainus District lying to the north of the right of way of the Esquimalt and Nanaimo Railway Company

009 920 196	Section 6 Range 9 Chemainus District except parts in Plans 4302 and 5803

009 920 803	Section 4 Range 9 Chemainus District except the west 30 chains and except parts in Plans 925 RW, 13072, 22398 and 32612

009 920 064

That part of Section 5 Range 8 Chemainus District lying easterly of the centre line of Tsussie Creek (which is the easterly boundary of Plan 4302) and to the north of the northerly boundary of the right of way of the Esquimalt and Nanaimo Railway Company shown on Plan DD 27614, except parts in Plans 5803 and 9775

024 662 666	Lot 1 of Sections 4, 5 & 6 Range 10 Chemainus District Plan VIP69811

024 662 674	Lot 2 of Sections 2, 3 & 4 Ranges 10 & 11 Chemainus District and of Sections 5 & 6 Range 10 Chemainus District and of District Lots 141 and 475 Cowichan District Plan VIP69811

024 663 018	Lot 3 of Sections 2, 3, & 4 Ranges 10 & 11 and District Lot 107 Chemainus District and of District Lots 141 and 145 Cowichan District Plan VIP69811

024 663 034	Lot 4 of Sections 2, 3 & 4 Range 10 Plan VIP69811

024 663 115	Lot 5 Section 2 Ranges 10 and 11 Chemainus District Plan VIP69811

Powell River

015 890 317	District Lot 3091 Group 1 New Westminster District except Lot A2 (Reference Plan 490)

002 560 194	Block 46, except those portions included in Plans 8519, 10829, Reference Plan 3573 and Explanatory Plan 6151 and Plans 12506 and 14689, District Lot 450 Plan 8096

010 264 469	Block 44 District Lot 450 Plan 8096

004 781 856	District Lot 7213 Group 1 New Westminster District

004 781 821	District Lot 7212 Group 1 New Westminster District

015 890 333	District Lot 3088 Group 1 New Westminster District

015 890 309	Lot A2 (Reference Plan 490) District Lot 3091 Group 1 New Westminster District

015 890 325	District Lot 3090 Group 1 New Westminster District Lot E, Block 43 & 46, District Lot 450, New Westminster District, Plan LMP ### (Helipad)

002 554 682	Block 43, except those portions in Plans 12273 and 14778 Explanatory Plans 5457 and 7624 and Plans BCP 7701, BCP 23888 and BCP 23889, District Lot 450 Group 1 New Westminster District Plan 8096

010 267 760	Block 57 District Lot 450 Group 1 New Westminster District Plan 8096

015 875 121	District Lot 3437 Group 1 New Westminster District

011 528 443	Lot 4 Block 2 District Lot 450 Plan 4533

010 267 727	Block 58 District Lot 450 Plan 8096

010 267 361	Block 55 except portions in Plans 13475, 14965, 16963 and BCP 23890, Group 1, New Westminster District, District Lot 450 Group 1, New Westminster District, Plan 8096

010 237 321	Block 48 except part subdivided by Plan BCP 23889, District Lot 1901A Group 1, New Westminster District Plan 8096

010 237 283	Block 47 except part subdivided by Plan BCP 23889, District Lot 1901A Group 1, New Westminster District Plan 8096

010 862 757	Lot 8, except part in Reference Plan 5142 and except part in Explanatory Plan 3085 Block 13 District Lot 450 Plan 6606

011 528 401	Lot 3 Block 2 District Lot 450 Plan 4533

025 961 357	Lot E Blocks 43 and 46 District Lot 450 New Westminster District Plan BCP7701

025 961 373	Lot F Blocks 43 and 46 District Lot 450 New Westminster District Plan BCP7701

026 686 562	Lot 2 District Lot 1901A Group 1 New Westminster District Plan BCP23889

026 686 571	Lot 3 District Lot 450 Group 1 New Westminster District Plan BCP23889

Port Alberni

004 172 981	Lot 1, District Lot 1, Alberni District, Plan 15070 except part in Plans 31593, 51178 and VIP67137

016 926 099	Lot A, District Lots 159 and 196 and Block 105, Alberni District, Plan VIP51573, except part in Plan VIP68610

008 569 258	That part of District Lot 61, Alberni District, outlined in red on Plan 462 RW

024 623 628	Lot A District Lot 1 Alberni District and Part of the Bed of the Public Harbour of Alberni Plan VIP69746

008 676 607	District Lot 308, Alberni District

008 418 004	District Lot 310, Alberni District, Containing 0.42 Acres more or less

008 569 070	District Lot 303, Alberni District

008 569 134	That part of District Lot 141, Alberni District, outlined in red on Plan 487 RW

004 548 906	That part of Lot 2, District Lots 61 and 141, Alberni District, Plan 15961 Lying to the East of Plan 487 RW

008 569 789	That Part of Parcel A (DD 3333N) of District Lot 81, Alberni District, shown outlined in red on Plan 890 RW

000 987 417	Lot C, District Lot 1, Alberni District, Plan 41766

008 371 342	That part of District Lot 1, Alberni District, shown outlined in red on Plan 1186R

008 869 185	That part of District Lot 105, Alberni District, outlined in red on Plan 471 RW except part in Plan 33608

008 569 924	That part of District Lot 105, Alberni District, outlined in red on Plan 890 RW, except part in Plan 33608

008 569 827	That part of District Lot 81, Alberni District, outlined in red on Plan 479 RW

008 569 886	That part of District Lot 61, Alberni District, outlined in red on Plan 889 RW

008 569 771	That part of District Lot 81, Alberni District, shown outlined in red on Plan 890 RW, except part in Parcel A (DD 3333N) and except part in Plan 2192

008 569 240	That part of District Lot 81, Alberni District, outlined in red on Plan 492 RW

008 569 142	That part of District Lot 127, Alberni District, outlined in red on Plan 472 RW

000 818 429	That part of Parcel C (DD 64557I) of District Lot 85, Alberni District, shown outlined in red on Plan 889 RW except that part in Plan VIP56579

008 569 851	That part of Parcel A (DD 3333N) of District Lot 81, Alberni District, outlined in red on Plan 478 RW

000 820 474	Those parts of Parcel C (DD 64557I) of District Lot 85, Alberni District, shown outlined in red on Plan 486 RW, except that part in Plan VIP56579

008 593 906	That part of Parcel C (DD 20890N) of District Lot 86, Alberni District, outlined in red on Plan 464 RW

008 593 922	That part of Parcel D (DD 526N) of District Lot 86, Alberni District, outlined in red on Plan 464 RW

025 030 396	Lot 5, District Lot 5, Alberni District Plan VIP72153 See Plan for Limited Access – Access by Water Only

008 569 720	That part of District Lot 127, Alberni District, shown outlined in red on Plan 890 RW

024 379 603	Lot A District Lot 1 and part of the Bed of the Public Harbour of Alberni, Alberni District, Plan VIP68454

008 608 326	That part of Parcel D (DD 526N) of District Lot 86, Alberni District, included in Plan 889 RW

008 608 300	That part of Parcel C (DD 20890N) of District Lot 86, Alberni District, included in Plan 889 RW

Elk Falls

000 849 731	District Lot 120 (DD 2157781) Sayward District Except Part in Plans 14946 and VIP57724

000 849 821	That part of District Lot 67 Sayward District shown outlined in red on Plan 1374 RW

000 848 905	Lot A DL 68 Sayward District Plan 20538

000 849 561	That part of DL 151 Sayward District shown outlined in red on Plan 1433R

000 849 502	That Part of DL 163 Sayward District shown outlined in red on Plan 1431R

001 233 475	Block B of Lot 1504 Sayward District

001 233 467	Block C of Lot 1504 Sayward District

001 233 459	Block D of Lot 1504, Sayward District

000 848 913	Lot 1 DL 68 Sayward District Plan 16712

000 849 855	That part of DL 52 Sayward District shown outlined in red on Plan 659 RW

000 849 847	That part of DL 67 Sayward District shown outlined in red on Plan 659 RW

000 849 910	District Lot 26 Sayward District except part in Plans 34604 and 42540

000 848 921	Lot 1 DL 109 Sayward District Plan 16956

000 849 430	District Lot 164 Sayward District shown outlined in red on Plan 1431R

001 233 432	District Lot 109 Sayward District except Parcel A (DD 285472-I) and those parts in Plans 1373-R, 16956, 19371, 50636 and VIP54479 and VIP64521

001 233 441	Lot 1599 Sayward District except that portion in Plan VIP 64521

000 846 287	District Lot 2 Sayward District except those parts in Plans 19371, 42540, 50636, VIP 64521 and VIP 64522

015 101 231	Amended Bl 24 (See 235568L) DL 313 Plan 827

015 101 240	Lot A (See M51221L) Bl 23 DL 313 Plan 827

015 101 231	Legal Description Amended Block 23 (see 235568L) District Lot 313 Plan 827

Note: Elk Falls Pulp and Paper Limited holds legal title to the above Elk Falls properties. Catalyst Paper Corporation holds beneficial title.

2.        Catalyst Paper

Nil

3.        Catalyst Paper Holdings Inc.

Nil

4.        Catalyst Paper (Snowflake) Inc.

Parcel No. 1: Section 21, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218 and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 2: Section 7, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America

Parcel No. 3: Section 8, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except oil, gas and minerals as reserved in Deed recorded in Docket 639, page 597, records of Navajo County, Arizona

Parcel No. 4: Section 17, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 691, page 709, records of Navajo County, Arizona

Parcel No. 5: Tracts 4, 5, 11, 12, and 13, BAR J RANCHES, of Section 18, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, according to Book 6 of Land Surveys, page 78, records of Navajo County, Arizona, except all coal and other minerals as reserved in Patent from United States of America

Parcel No. 6: Section 30, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gas and minerals as reserved in Deed recorded in Docket 639, page 545, records of Navajo County, Arizona, and except that portion of the Southeast quarter of said Section 30 lying South of Arizona Highway 277, as located on December 6, 1962 and conveyed in Docket 177, page 18, and except that portion conveyed in Docket 598, page 401, described as follows: commencing at a point on the East line of said Section 30, which point bears 0°24'52" West, 256.57 feet from the Southeast corner thereof; thence South 83°22'l5" West, 177.97 feet; thence South 83°59'30" West, 922.01 feet; thence South 82°46'30" West, 189.80 feet to the East line of said Southwest quarter of the Southeast quarter of Section 30, and the point of ending; thence continuing South 82°46'30" West, 816.41 feet to the South line of said Southwest quarter of the Southeast quarter of Section 30 and the point of ending; except the portion conveyed in Docket 376, page 293 described as follows: beginning at the point of intersection of the existing southerly boundary line of the 66.00 foot right-of-way of State Highway 277, with the Easterly line of said Section 30, which point bears North 0°24'52" West, 98.81 feet from the Southeast corner thereof; thence South 83°22'15" West along said Southerly right-of-way line 182.31 feet; thence South 83°59'30" West, continuing along the right-of-way line 992.22 feet; thence South 82°46'30" West, continuing along said right of way line, 184.89 feet to the Westerly boundary line of the Southeast quarter of the Southeast quarter of said Section 30; thence South 0°01'32" West, along said Westerly boundary line 42.34 feet; thence South 82°46'30" West, 816.41 feet to the south line of said Section 30; thence North 89°51'03" West, along said South section line 1,562.60 feet; thence North 88°24'30" East 225.18 feet; thence along the arc of a curve to the left having a radius of 5,654.58 feet a distance of 546.18 feet; thence North 82°46'30" East, 1,770.11 feet; thence North 83°59'30" East, 992.79 feet; thence North 83°22'15" East, 193.49 feet to the aforesaid East line of Section 30; thence South 0°24'52" East, along said East section line a distance of 108.65 feet to the true point of beginning

Parcel No. 7: Section 29, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 8: Section 1, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 9: Section 2, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of Ame rica of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218 and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 10: Lots 1, 2 and the South half of the Northeast quarter and the Southeast quarter and the Southwest quarter of Section 3, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 11: The Southeast quarter and the Southeast quarter of the Southwest quarter of Section 4, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel No. 12: The Northeast quarter and the East half of the Northwest quarter and the East half of the Northwest quarter of the Northwest quarter and the Southwest quarter of the Northwest quarter and the Southeast quarter and the East half of the Southwest quarter and the Northwest quarter of the Southwest quarter and the East half of the Southwest quarter of the Southwest quarter of Section 9, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America

Parcel No. 13: The North half of Section 10, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel No. 14: The South half of Section 10, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America

Parcel No. 15: Section 11, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 16: Section 12, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel No. 17: The Northeast quarter and the Northwest quarter and the Southeast quarter of Section 13, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 18: The North half of Section 14, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel N o. 19: The Northeast quarter and the North half of the Northwest quarter of Section 15, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 20: The North half of the North half of Section 25, Township 14 North Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all mineral as reserved in Patent from United States of America

Parcel No. 21: The South half of Section 25, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except: commencing the Northeast corner of the South half of said Section 25; thence South 160 rods; thence West 3 rods; thence North 147 rods; thence West 9 rods; thence North 13 rods; thence East 12 rods to the point of beginning

Parcel No. 22: The West half of the Southwest quarter of Section 5, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except one half of the oil and gas rights as reserved in Deed recorded in Docket 34, page 269, records of Navajo County, Arizona, and except all mineral rights and one half of the oil and gas rights as reserved in Deed recorded in Docket 131, page 439, records of Navajo County Arizona

Parcel No. 23: Section 6, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil and gas as reserved in Patent from United States of America

Parcel No. 24: Section 7, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all mineral as reserved in Patent from United States of America

Parcel No. 25: Section 8, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all coal and other minerals as reserved in Patent from United States of America (as to the East half) and except all minerals and 1/2 interest in the oil, gas and minerals as reserved in Deed recorded in Docket 131, page 439, records of Navajo County, Arizona (as to the West half)

Parcel No. 26: Section 17, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gas and minerals as reserved in Deed recorded in Docket 136, page 363, records of Navajo County, Arizona

Parcel No. 27: Section 18, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes (as to Lots 1 and 2 and the East half of the Northwest quarter) and except one half interest in and to all of the oil, gas and other minerals conveyed in Deed recorded in Docket 95, page 441, records of Navajo County, Arizona (as to Lots 3 and 4 and the East half of the Southwest quarter of the Southeast quarter of the Northeast quarter)

Parcel No. 28: Section 19, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America

Parcel No. 29: The West half of Section 20, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gas and minerals as reserved in Deed recorded in Docket 136, page 363, records of Navajo County, Arizona

Parcel No. 30: The Northwest quarter of Section 29, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except the Southeast quarter of the Southeast quarter of the Northwest quarter of said Section 29 and except all minerals as reserved in Patent from United States of America

Parcel No. 31: Section 30, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except oil and mineral rights as reserved in Deed recorded in Book 42, page 466, records of Navajo County, Arizona, and except 1/2 interest in oil, gas and other minerals as reserved in Deed recorded in Book 95, page 441, records of Navajo County, Arizona

Parcel No. 32: That part of Section 31, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: beginning at the Northwest corner of said Section 31; thence South 20 rods; thence East 91 rods; thence North 20 rods; thence West 91 rods to the point of beginning; except 1/2 interest in oil, gas and other minerals as reserved in Deed recorded in Book 95, page 441, records of Navajo County, Arizona

Parcel No. 33: That part of Section 31, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Nava jo County, Arizona, described as follows: beginning at the Southwest corner of said Section 31; thence Northerly 52 rods to a point on the West line of said Section 31; thence Easterly 100 rods; thence Southerly 52 rods to a point on the South line of said Section 31; thence Westerly 100 rods to the point of beginning, except all oil and minerals as reserved in Deed recorded in Book 43, page 51, records of Navajo County, Arizona

Parcel No. 34: That part of Section 31, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: beginning at a point on the North line of said Section 31, which is 91 rods East of the Northwest corner of said Section 31; thence East along the North line of said Section, 9 rods; thence South 24 rods; thence West 34 rods; thence North 4 rods; thence East 25 rods; thence North 20 rods to the point of beginning; except all oil and minerals as reserved in Book 43 of Deeds, page 51, records of Navajo County, Arizona

Parcel No. 35: The South half of the Southeast quarter of Section 34, Township 15 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel No. 36: Section 35, Township 15 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 37: Section 36, Township 15 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel No. 38: The West half of the West half of Section 31, Township 15 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 39: The North half and the Southeast quarter and the East half of the Southwest quarter and the Southwest quarter of the Southwest quarter of Section 24, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gas and minerals as reserved in Deed recorded in Docket 396, page 179, records of Navajo County, Arizona, and except a tract of land situated within the North half of Section 24, Township 13 North, Range 20 East of the Gila and Salt River Meridian, Navajo County, Arizona, described as follows: beginning at a point on the West line of said Section 24, which point bears South 0°20'15" East 2315.52 feet from the Northwest corner of said Section 24; thence North 58°46'15" East 1318.92 feet; thence along the arc of a curve to the right having a radius of 2940.00 feet, a distance of 910.39 feet; thence North 76°30'45" East 1949.80 feet; thence along the arc of a curve to the left having a radius of 5655.00 feet, a distance of 279.62 feet; thence North 73°40'45" East 493.90 feet; thence along the arc of a curve to the right having a radius of 1985.00 feet, a distance of 770.27 feet to the Southerly right of way line of the Apache Railroad; thence from a local tangent bearing of South 71°16'34" East along said Southerly railroad right of way line, along the arc of a curve to the left having a radius of 2340.00 feet, a distance of 62.45 feet to a point on the East line of said Section 24, which point bears South 0°15'15" East 593.66 feet from the Northeast corner of said Section 24; thence South 00°15'15" East along said East Section line, a distance of 169.11 feet; thence from a local tangent bearing of North 84°06'53" West along the arc of a curve to the left having a radius of 2357.93 feet, a distance of 847.77 feet; thence South 73°40'45" West 270.63 feet; thence along the arc of a curve to the right having a radius of 5805.00 feet, a distance of 287.04 feet; thence South 76°30'45" West 1949.80 feet; thence along the arc of a curve to the left having a radius of 2790.00 feet, a distance of 863.93 feet; thence South 58°46'15" West, a distance of 1411.08 feet to the aforesaid West line of Section 24; thence North 00°20'15" West along said West Section line a dis tance of 176.04 feet to the point of beginning

Parcel No. 41: That part of Section 31, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: beginning 52 rods North of the Southwest corner of said Section 31; thence East 100 rods; thence North 244 rods; thence West 34 rods; thence North 4 rods; thence West 66 rods; thence South 248 rods to the point of beginning

Parcel No. 42: The Northwest quarter; the West half of the Southwest quarter; the East half of the Northeast quarter of the Southwest quarter; the West half of the West half of the Northeast quarter of the Southwest quarter of Section 27, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except that part deeded to the State of Arizona for highway purposes as described in Docket 371, page 369,Pa and except oil, gas and minerals as reserved in Deed recorded in Docket 130, page 40, records of Navajo County, Arizona

Parcel No. 43: That part of Section 25, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: commencing at the Southeast corner of the North half of said Section 25; thence North 21 rods to the point of beginning; thence West 20 rods; thence North 30 rods; thence East 20 rods; thence South 30 rods to the point of beginning

Parcel No. 44: The East 3650 feet of Section 31, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except oil and minerals as reserved in Deed recorded in Book 43 of Deeds, page 51, records of Navajo County, Arizona

Parcel No. 45: Section 34, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all coal as reserved in Patent from United States of America, and except all oil and mineral rights as reserved in Deed recorded in Book 43 of Deeds, page 51, records of Navajo County, Arizona

Parcel No. 46: Section 33, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except the following described parcel of land: that portion of Section 33, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: beginning at a point on the North right-of-way of Paper Mill Road, said point being marked with a 1/2 inch rebar capped LS 9868 and said point bears North 85°29'41" East 984.05 feet from the witness corner for Sections 3 and 4, Township 12 North, Range 21 East, as set by LS 7334; thence North 00°30'16" West 834.84 feet to a 1/2 inch rebar capped LS 9868; thence North 89°29'44" East 417.42 feet to a 1/2 inch rebar capped LS 9868; thence South 00°30'26" East 834.84 feet to a point on the North right-of-way of Paper Mill Road, said point being marked with a 1/2 inch rebar capped LS 9868 and said point bears North 88°08'54" West 1385.88 feet from the witness corner for Sections 33 and 34, Township 13 North, Range 21 East as set by LS 7334; thence South 89°29'44" West 417.42 feet along the North right-of-way of Paper Mill Road to the point of beginning; and except the following described parcel of land: that parcel of land located in a portion of Section 33, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, more particularly described as follows: commencing at a point on the North right-of-way of Paper Mill Road, said point being marked with a 1/2 inch rebar capped LS 9868 and said point bears North 85°29'41" East 984.05 feet from the witness corner for Sections 3 and 4, Township 12 North, Range 21 East, as set by LS 7334 thence North 00°30'16" West, 834-84 feet to a 1/2 inch rebar capped LS 9868, the point of beginning; thence North 00°30'16" West, 450.00 feet; thence North 89°29'44" East, 678.06 feet; thence South 00°30'16" East, 1284.84 feet to a point on the North right-of-way of Paper Mill Road; thence South 89°29'44" West, 260.60 feet to a point on the Northerly right-of-way of Paper Mill Road, said point bears North 88°08'54" West, 1385.88 feet from the witness corner for Sections 33 and 34, Township 13 North, Range 21 East as set by LS 7334; thence North 00°30'26" West, 834.84 feet; thence South 89°29'44" West, 417.42 feet to a 1/2 inch rebar capped LS 9868, also being the point of beginning, and except oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218 and amended in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 47: A parcel of land 100 feet in width situated in the West half of the Southwest quarter of Section 34, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and lying 50 feet in width on each side of the center line of the Logging Railroad Location survey stations 134+08.2 and 157+93.0 the description of said center line of survey across the West half of the Southwest quarter of Section 34, being as follows: beginning at Location survey station 134+08.2 being the point of intersection of said survey with the East boundary line of the said West half of the Southwest quarter of Section 34, at South 22°19' East 3469 feet from the Northwest corner of the said Section 34, the original cedar post corner being in place; thence in a Southwesterly direction on the arc of a one degree curve to the left a distance of 1365.6 feet to the EC of curve at station 147+73.8 being an equation point and equaling Station 148+62.0 ahead, the curve data of the said curve being as follows: Delta 16°54' semi-tangent 851.28 feet and curve length 1690 feet; thence from EC of said curve South 19°22'30" West along the said Survey 931 feet to Station 157+93 being the point of intersection with the South boundary line of the said West half of the Southwest quarter of Section 34 Easements:

Parcel No. 48: An Easement for railroad and transmission line purposes over a strip of land 100 feet in width situated in Section 13, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona and lying 50 feet on each side of and parallel to the following described centerline as set forth in Docket 130, page 107: beginning at a point on the South line of said Section 13, which is 1090.88 feet westerly from the Southeast corner thereof; thence Northwesterly along a curve with a radius of 11,459.0 feet a distance of 2014.62 feet; thence North 72°45' West a distance of 923.88 feet; thence Westerly along a curve with a radius of 1910.1 a distance of 675.00 feet; thence South 87°00' West 351.84 feet; thence Northwesterly along a curve with a radius of 1910.1 feet, a distance of 436.08 feet; thence North 79°55' West, 15.03 to a point on the West line of said Section, which is 1145.45 feet northerly from the Southwest corner thereof.

Parcel No. 49: An Easement from railroad, pipeline and transmission line purposes over a strip of land 100 feet in width in Section 23, Township 13 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo

County, Arizona and lying 35 feet to the right (northerly) of and 65 feet to the left (southerly) of, and parallel to the following described centerline as set forth in Docket 130, page 107: beginning at a point on the East line of said Section 23, which is 624.15 feet Northerly from the Southeast corner thereof; thence South 87°11' West a distance of 3423.96 feet; thence westerly along a curve concave northerly with a radius of 2864.9 feet a distance of 453.34 feet; thence North 83°45' West, a distance of 1391.70 feet to a point on the West line of said Section 23, which is 685.03 feet Northerly from the Southwest corner thereof

Parcel No. 50: An Easement for effluent ditch purposes over a strip of land 100 feet in width in Section 7, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and lying 50 feet on each side of and parallel to the following described centerline as set forth in Docket 130, page 107: beginning at a point on the East line of said Section 7, which is 1313.90 feet Southerly from the Northeast corner thereof; thence North 20°25' West a distance of 512.71 feet; thence Northwesterly along a curve with a radius of 2864.79 feet, a distance of 939.17 feet; thence North 39°12' West, a distance of 102.57 feet to a point on the North line of said Section 7, which is 706.54 feet westerly from the Northeast corner thereof

Parcel No. 51: An Easement for effluent ditch purposes over a strip of land 100 feet in width in Section 17, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and more fully described in Docket 136, page 281

Parcel No. 52: An Easement for pipelines, railroads and transmission lines over the following described property as set forth in Docket 128, page 471: in Section 23, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width lying 50 feet on each side of and parallel to the following described centerline: beginning at a point on the North line of Section 23, which point is 2073.43 feet westerly from the Northeast corner of said Section 23; thence South 50°46' West, a distance of 220.26 feet; thence Southwesterly along a curve concave Southeasterly with a radius of 1910.0 feet, a distance of 1450.00 feet; thence South 7°15' West, a distance of 303.22 feet; thence Southwesterly along a curve concave Northwesterly with a radius of 1432.7 feet, a distance of 1650.0 feet; thence South 73°l5' West, a distance of 259.43 feet; thence Southwesterly along a curve concave Southeasterly with a radius of 1146.3 feet a distance of 251.67 feet; thence South 60°40' West, a distance of 1009.12 feet to a point on the West line of said Section 23, which is 1722.47 feet northerly from the Southwest corner thereof

Parcel No. 53: An Easement for pipelines, railroad and transmission lines over the following described property as set forth in Docket 128, page 471: in Section 22, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona described as follows: a strip of land 100 feet in width lying 35 feet to right of and 65 feet to the left of and parallel to the following described centerline: beginning at a point on the East line of Section 22, which point is 1722.47 feet northerly from the Southeast corner of said Section 22; thence South 60°40' West a distance of 1527.86 feet; thence Southwesterly along a curve with a radius of 5729.7 feet a distance of 206.67 feet; thence South 62°44' West a distance of 1888-47 feet to a point on the south line of said Section 22 which is 2087.16 feet easterly from the Southwest corner thereof

Parcel No. 54: An Easement for Pipelines, railroad and transmission lines over the following described property as set forth in Docket 128, page 471: in Section 27, Township 13 North, Range 20 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land, 100 feet in width, lying 35 feet to the right of and 65 feet to the left of and parallel to the following described centerline: beginning at a point on the North line of Section 27, which point is 2087.16 feet easterly from the Northwest corner of said Section 27; thence South 62°44' West, a distance of 575.72 feet; thence Westerly along a curve concave Northerly with a radius of 1637.3 feet, a distance of 1179.05 feet; thence North 76°00' West a distance of 324.54 feet; thence Westerly along a curve concave southerly with a radius of 1432.7 feet a distance of 116.56 feet to a point on the West line of said Section 27, which is 300.06 feet southerly from the Northwest corner thereof

Parcel No. 55: An Easement for pipelines, railroad and transmission lines over the following described property as set forth in Docket 128, page 471: in Section 28, Township 13 North, Range 20 East , of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width, lying 35 feet to the right of and 65 feet to the left of and parallel to the following described center-line: beginning at a point on the East line of Section 28, which is 300.06 feet southerly from the Northeast corner of said Section 28; thence Southwesterly along a curve with a radius 1432.7 feet a distance of 991.77 feet; thence South 59°39' West, a distance of 1223.19 feet; thence Westerly along a curve with a radius of 1910.1 feet, a distance of 764.44 feet; thence South 82°35' West, a distance of 831.24 feet; thence Northwesterly along a curve with a radius of 1910.1 feet a distance of 1007.78 feet; thence North 67°ll' West a distance of 791.06 feet to a point on the West line of said Section 28 which is 950.70 feet southerly from the Northeast corner thereof

Parcel No. 56: An Easement for pipelines, railroad and transmission lines over the following described property as set forth in Docket 128, page 471: in Section 29, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width lying 35 feet to the right of and 65 feet to the left of and parallel to the following described centerline: beginning at a point on the East line of Section 29, which point is 950.70 feet southerly from the Northeast corner of said Section 29; thence North 67°11' West a distance of 322.51 feet; thence Westerly along a curve with a radius of 1910.1 feet, a distance of 576.11 feet; thence North 84°28' West, a distance of 4403.53 feet to a point on the West line of said Section 29, which is 220.22 feet southerly from the Northwest corner thereof

Parcel No. 57: An Easement for pipelines over the following described property as set forth in Docket 128, page 471: in Section 23, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width lying 50 feet on each side of and parallel to the following described centerline: beginning at a point on the West line of Section 23, which point is 1665.18 feet Northerly from the Southwest corner of said Section 23; thence North 60°40' East, a distance of 148.24 feet; thence Northeasterly along a curve concave southeasterly with a radius 5729.67 feet, a distance of 1763.33 feet; thence North 78°18' East, a distance of 852.74 feet; thence Easterly along a curve concave southerly with a radius of 5729.67 feet a distance of 1118.33 feet; thence North 89°29' East a distance of 1620.24 feet to a point on the East line of said Section 23, which is 2600.85 feet southerly from the Northeast corner thereof

Rights of Way:

Parcel No. 62: Right of Way for Water Pipelines as set forth in Arizona State Lease #17-2467, described as follows: that part of the Northeast quarter of the Northeast quarter of the Northeast quarter of Section 32, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona , described as follows: a strip of land 30 feet in width, being 15 feet on each side of the centerline, beginning at a point 50 feet South of the Northeast corner of said Section 32; thence Northwesterly to a point 50 feet West of the Northeast corner of said Section 32 and the point of terminus

Parcel No. 63: Right of Way for Water Pipelines as set forth in Arizona State Lease #17-2466, described as follows: that part of the Northwest quarter of the Southwest quarter of Section 24, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 30 feet wide being 15 feet on each side of centerline beginning at the West quarter corner of said Section 24; thence around a curve to the right having a radius of 2,864.9 feet through a central angle of 28°20' and a tangent of 723.15 feet, a distance of 1416.67 feet to a point of terminus on the easterly line of the said Northwest quarter of the Southwest quarter

Parcel No. 64: Right of Way for Effluent Ditch Purposes as set forth in Arizona State Lease #17-2468, described as follows: over a strip of land 100 feet wide lying 50 feet on each side of a centerline over Section 6, the Southwest quarter of Section 16, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona

Parcel No. 65: Right of Way for Access Road as set forth in Arizona State Lease #17-80463, described as follows: the South 100 feet of the West 100 feet of Section 22, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona

Parcel No. 66: Right-of-way for Railway Track as set forth in Arizona State Lease #18-27049, described as follows: that part of Section 22, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: beginning at a point on the South line of Section 22, that is 1950 feet West of the Southeast corner; thence North 6 degrees 31 minutes West 71 feet; thence Northeasterly following the circumferences of a circle with a radius of 797.4 feet (to which the previous bearing is tangent at a point of contact) a distance of 997 feet; thence North 83 degrees 45 minutes West 1176 feet; thence South 37 degrees 4 minutes East 1189 feet to the Point of Beginning.

5.        Catalyst Paper Recycling Inc.

Nil

 6.        Catalyst Pulp Operations Limited

PID 015-101-231, IDL 313, Amended Block 23 (235568-L), Plan 827 NWD

7.        Catalyst Pulp and Paper Sales Inc.

Nil

8.        Catalyst Pulp Sales Inc.

Nil

9.        Catalyst Paper (USA) Inc.

Nil

10.      Catalyst Paper Finance Limited

Nil

11.      The Apache Railway Company

Parcel No. 40: That portion of Section 19, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width across a portion of Section 19, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, said land being more particularly described as follows: a strip of land lying 35 feet to the right or Northerly side, and 65 feet to the left or Southerly side, of the following described center line: beginning at a point on the South line of said Section 19, which point is 698.91 feet Easterly from the Southwest corner of said Section 19; Thence North 76 degrees 13 minutes West a distance of 721.11 feet to a point, which is on the West line of said Section 19 and is 174.25 feet Northerly from the Southwest corner thereof

Parcel No. 42A: The East half of Section 27, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; excepting therefrom, all oil, gas and minerals whatsoever (other than water flowing or lying on, or under said lands, which shall not be recorded as mineral), in, on, underlying or appurtenant to said land, and all the rights of ownership therein, as reserved to Aztec Land and Cattle Company, Limited, a corporation, in Deed recorded in Book 134 of Official Records, page 218 and amended by instrument recorded in Book 134 of Official Records, page 221

Easements:

Parcel No. 58: An Easement for pipelines over the following described property as set forth in Docket 127, page 534, as amended in instruments in Document No’s. 2001-14883, 2001-14884, 2001-14995, 2001-14886, 2001-14887, 2001-14888, 2001-17156, 2001-17154; that portion of Section 19, Township 13 North, Range 21 East, of the Gila and Salt River Based and Meridian, Navajo County, Arizona, described as follows: a strip of land 30 feet in width, lying 15 feet on each side of and parallel to the following described centreline: beginning at a point on the West line of Section 19, which is 485.35 feet Northerly from the Southwest corner of said Section 19; thence South 76 degrees 15 minutes East, a distance of 2033.58 feet to a point on the South line of said Section 19, which is 1974.00 feet Easterly from the Southwest corner thereof

Parcel No. 59: An Easement for railroad over the following described property as set forth in Docket 127, page 534: that portion of Section 17, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width lying 50 feet on each side of and parallel to the following described centreline: beginning at a point on the East line of Section 17, which point is 26.69 feet Northerly from the Southeast corner of said Section 17; thence Northwesterly along a curve with a radius of 1432.7 feet a distance of 409.53 feet; thence North 69 degrees 30 minutes West, a distance of 2315.83 feet; thence Westerly along a curve with a radius of 2292.00 feet a distance of 1532.75 feet; thence South 72 degrees 11 minutes West a distance of 1307.14 feet to the point on the West line of said Section 17, which is 616.55 feet Northerly from the Southwest corner thereof

Parcel No. 60: An Easement for railroad over the following described property as set forth in Docket 127, page 534: beginning at a point on the East line of Section 18, township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, which point is 616.55 feet Northerly from the Southeast corner of said Section 18; thence South 72 degrees 11 minutes West a distance of 2151.56 feet to a point on the South line of said Section 18, which is 2055.13 feet Westerly from the Southeast corner thereof

Parcel No. 61: An Easement for railroad over the following described property as set forth in Docket 127, page 534: beginning at a point on the North line of Section 19, Township 13 North, Range 21, East, which is 2055.13 feet Westerly from the Northeast corner of said Section 19; thence South 72 degrees 11 minutes West, a distance of 1879.37 feet; thence Westerly along a curve with a radius of 1910.1 feet a distance of 788.89 feet to a point; thence North 84 degrees 9 minutes West a distance of 279.89 feet; thence Northwesterly along a curve with a radius of 2292.00 feet a distance of 446.86 feet to a point on the West line of said Section 19, which is 543.66 feet Southerly form the Northwest corner thereof

Rights of Way:

Parcel No. 67: Right-of-Way for Railroad, power lines and pipelines as set forth in Arizona State Lease #17-2411, described as follows: a strip of land 100 feet in width situated in Section 22, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and lying 35 feet to the right of and 65 feet to the left of the following described centreline: beginning at a point on the East line of said Section 22, which point is 685.03 feet Northerly from the Southeast corner of said Section 22; thence North 83 degrees 45 minutes West, a distance of 3144.87 feet; thence Northwesterly along a curve with a radius of 2864.9 feet, a distance of 600.00 feet; thence North 71 degrees 45 minutes West, a distance of 1683.27 feet to a point on the West line of said Section 22, which is 1788.12 feet Northerly from the Southwest corner thereof

Parcel No. 68: Right-of-Way for Railroad, power lines and pipelines as set forth in Arizona State Lease #17-2411, described as follows: a strip of land 100 feet in width situated in Section 24, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and lying 35 feet to the right of and 65 feet to the left of the following described centreline: beginning at a point on the East line of said Section 24, which is 174.25 feet Northerly from the Southeast corner of said Section 24; thence North 76 degrees 13 minutes West, a distance of 34.73 feet; thence Westerly along a curve concave Southerly with a radius of 2864.9 feet a distance of 662.50 feet; thence North 89 degrees 28 minutes West, a distance of 1405.57 feet; thence Westerly along a curve concave Northerly with a radius of 5729.7 feet a distance of 515.00 feet; thence North 84 degrees 19 minutes West a distance of 1878.30 feet; thence Westerly along a curve concave Southerly with a radius of 2864.9 feet, a distance of 425.00 feet; thence South 87 degrees 11 minutes West, a distance of 429.66 feet to a point on the West line of said Section 24, which is 624.15 feet Northerly from the Southwest corner thereof

Parcel No. 69: Right-of-Way for Railroad, power lines and pipelines as set forth in Arizona State Lease #17-2411, described as follows: a strip of land 100 feet in width situated in Section 14, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and lying 50 feet on each side of and parallel to the following described centreline: beginning at a point on the East line of said Section 14, which is 1145.45 feet Northerly from the Southeast corner of said Section 14; thence North 79 degrees 55 minutes West, a distance of 457.93 feet; thence Southwesterly along a curve concave Southeasterly with a radius of 955.37 feet a distance of 1208.61 feet; thence South 27 degrees 34 minutes West, a distance of 227.23 feet; thence Southwesterly along a curve concave Northwesterly with a radius of 1146.3 feet, a distance of 464.00 feet; thence South 50 degrees 46 minutes West, a distance of 269.54 feet to a point on the South line of said Section 14, which is 2073.43 feet Westerly from the Southeast corner thereof

All Leases and Subleases of Real Property by any Credit Party, as Lessee or Sublessee:

1.        Catalyst Paper Corporation

Foreshore Lease from June 6, 1987 to June 5, 2017 between the Ministry of Environment, Lands & Parks (Burnaby) as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as District Lots 4071, 4072, 5922, 5923, 5924, 6071, 6174 and 6237A, Group 1, New Westminster District (Property Record No. H-1276) (portion of premises sublet to PRSC Limited Partnership)

Foreshore Lease from May 5, 1994 to May 4, 2014 between the Ministry of Environment, Lands & Parks (Burnaby) as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as District Lots 7079 and 7240, Group 1, New Westminster District (Property Record No. H-1288)

Foreshore Lease from February 19, 1987 to February 18, 2017 between the Ministry of Environment, Lands and Parks (Burnaby) as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as District Lot 1203, New Westminster District (Property Record No. H-1367)

Foreshore Lease from May 5, 1994 to May 4, 2014 between Ministry of Environment, Land and Parks (Burnaby) as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as District Lot 7078, Group 1, New Westminster District (Property Record No. H-1287)

Waterlot Lease between Land and Water B.C. as landlord and Catalyst Paper Corporation as tenant in respect of the waterlot legally described as Block A, 1504 (Property Record No. H-6594) (joint use with Timberwest)

Waterlot Lease No. 111966 from September 10, 2005 to September 10, 2035 between Land and Water B.C. as landlord and Catalyst Paper Corporation as tenant in respect of the waterlot legally described as Lot 411 (except Block A) and Block B, Lot 1516 Sayward District (Property Record No. H-6595) (Joint use with Timberwest)

Foreshore Lease No. 102653 expiring December 23, 2017 between Land and Water B.C. as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Blocks A & B, Lot 107G, Chemainus District (Property Record No. H-6570) (portion of premises sublet to Timberwest)

Foreshore Lease No. 101412 between Land and Water B.C. as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Block B, Lot 161 (Property Record No. H-6571)

Foreshore Lease No. 106051 between Land and Water B.C. as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Block E, District Lots 565, 676 and 2008 (Property Record No. H-6572)

Foreshore Lease from November 1, 1991 to October 31, 2011 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Foreshore Lease No. 109, Alberni Harbour (Property Record No. H-1671)

Foreshore Lease from October 1, 2007 to September 30, 2027 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Foreshore Lease No. 40851, Alberni Harbour (Property Record No. H-1155)

Foreshore Lease from January 1, 2004 to December 31, 2024 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Lease No. 128 covering that part of the bed of Alberni Harbour, fronting on part of District Lot 1, Alberni District (Property Record No. H-1152)

Foreshore Lease from January 1, 2004 to December 31, 2024 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Foreshore Lease No. 126, Alberni Harbour (Property Record No. H-1151)

Foreshore Lease from August 1, 1990 to July 31, 2010 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Foreshore Lease 132, Alberni Harbour (Property Record No. H-1304)

Foreshore Lease from August 1, 1994 to July 31, 2014 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Lease No. 136, Alberni Land District (Property Record No. H-1379)

Foreshore Lease from January 1, 1990 to December 31, 2009 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as a portion of the foreshore and bed of Alberni Harbour, Alberni District, as shown red on plan accompanying Lease 137 (Property Record No. H-1374)

Foreshore Lease from January 1, 1990 to December 31, 2009 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Lease Lot 135 and 135A, covering portions of the foreshore and bed of Port Alberni Harbour and containing a total of 36.391 AC (14.725) HA (Property Record No. H-1375)

Foreshore Lease from June 11, 1998 to June 10, 2016 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Lease 144-1, Alberni District (Property Record No. H-4234)

Foreshore Lease from June 1, 1998 to May 31, 2018 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as the portion of the bed of Alberni Harbour lying to the east of Hoik Island, marked on Lease 152 (Property Record No. H-2565)

Foreshore Lease from February 4, 1996 to February 3, 2011 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Lease 133 part of the bed of Port Alberni Harbour (Property Record No. H-1305)

Foreshore Lease from May 1, 1995 to April 31, 2005 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as lease covering Lot 292-G, Alberni District (Property Record No. H-1301)

Lease of Office Space from July 1, 2007 to March 31, 2018 between Lysander Holdings Ltd. as landlord and Catalyst Paper Corporation as tenant in respect of land legally described as PID 026-601-621, Parcel A, Section 29, Block 5 North, Range 6 West, New Westminster District, Plan BCP22413

Lease of Office Space from September 1, 2007 to August 31, 2010 between Yum W. Hung & Hang F. Hung as landlords and Catalyst Paper Corporation as tenant in respect of land legally described as Lot 1, Section 1, Nanaimo District, Plan 27095

Lease of Office Space from August 1, 2007 to July 31, 2012 between 3764 Investments Ltd. as landlord and Catalyst Paper Corporation as tenant in respect of land legally described as Amended Lot 3 (DD1515ON), Block 55, Section 1, Nanaimo District, Plan 584; Amended Lot 4, (DD1515ON), Block 55, Section 1, Nanaimo District, Plan 584 including the part of said amended Lot 4 shown outlined in red on Plan 633R; Lot 19, Block 55, Section 1, Nanaimo District, Plan 584, except the normally 53 feet thereof

Waterlot Lease effective July 1, 1998 and renewed to July 29, 2009 between Wesik Enterprises Ltd. as landlord and Catalyst Paper Corporation as tenant with respect to the waterlot legally described as PID 023-512-512, Lot 1, District Lot 12 and 13, Group 2 and of the bed of the Fraser River, New Westminster District, Plan LMP 29318 (Sublet from Wesik who leases from Vancouver Fraser Port Authority)

Waterlot Lease effective July 1, 1998 and renewed to July 29, 2009 between Wesik Enterprises Ltd. as landlord and Catalyst Paper Corporation as tenant with respect to the waterlot legally described as PID 009-523-197, Lot 1 of the bed of the Fraser River, New Westminster District, Plan 76570 (Sublet from Wesik who leases from Vancouver Fraser Port Authority)

Upland Lease effective July 1, 1998 and renewed to July 29, 2009 between Wesik Enterprises Ltd. as landlord and Catalyst Paper Corporation as tenant with respect to land legally described as PID 004-501-110, Lot 14, District Lots 9, 10, and 11, Group 2, New Westminster District, Plan 41612

Lease from December 1, 2003 to November 20, 2023 between Balaclava Holdings Ltd. as landlord and Catalyst Paper Corporation as tenant with respect to land legally described as PID 617-513-294, Lot A, District Lots 16 and 48, Group 1, New Westminster District, Plan LMP1969

Waterlot Lease from December 1, 2003 to December 31, 2012 between Balaclava Holdings Ltd. as landlord and Catalyst Paper Corporation as tenant with respect to the waterlot legally described as the portion of the bed and foreshore of the Fraser River fronting Lot 2, Plan 82360 and fronting Lot A, Plan LMP1969, both lots District Lot. 16, Group 1, NWD, together with certain authority property

Upland Lease from November 1, 2007 to October 31, 2010 between Canadian National Railway Company as landlord and Catalyst Paper Corporation as tenant with respect to lands legally described as PT FR SEC 1 and 2, BSNR2W T-38

Foreshore Lease from January 1, 2005 to December 31, 2010 between Vancouver Fraser Port Authority as landlord and Catalyst Paper Corporation as tenant with respect to the foreshore legally described as the portion of the foreshore and bed of the Fraser River fronting the remainder of F.S. 13, B5N, R1E, NWD (Port Mann)

Foreshore Lease from June 1, 2003 to December 30, 2007 between Vancouver Fraser Port Authority as landlord and Catalyst Paper Corporation as tenant with respect to the foreshore legally described as the portion of the bed and the foreshore of the Fraser River fronting Parcel A, R.P. 11612 of Fr. Sec. 13, B5N, R1E, C.M., NWD

Foreshore Lease between Timberwest Forest Company as landlord and Catalyst Paper Corporation as tenant with respect to the foreshore legally described as Lot 511

Foreshore Lease from September 15, 2005 to September 14, 2009 between Kay Chee Ng as landlord and Catalyst Paper Corporation as tenant with respect to the foreshore legally described as District Lot 6531, Group 1, New Westminster District

Lease to Catalyst Paper Corporation as tenant with respect to land legally described as PID 009-021-558, Section 2, Chemainus Lot A, Range 6 and 7, Plan 45436

Lease to Catalyst Paper Corporation with respect to land legally described as PID 000-222-437, Sections 12 and 13, Lot 4, Range 2, Plan 32988

Foreshore Lease T-07-09 from May 19, 2006 to May 18, 2010 between Vancouver Fraser Port Authority (assigned to Timberwest) as landlord and Catalyst Paper Corporation as tenant with respect to foreshore legally described as the portion of the foreshore and bed of the Fraser River fronting lots 10, 11, and B (P127307) of DL 252 and 260, Group 1, NWD

2.        Catalyst Paper

Nil

3.        Catalyst Paper Holdings Inc.

Nil

4.        Catalyst Paper (Snowflake) Inc.

Commercial Lease No. 03-553 from March 30, 2004 to March 29, 2014 between the State of Arizona, as landlord, and the Abitibi Consolidated Sales Corporation, as tenant, with respect to the buffer zone for evaporative pond, legally described as the South half of Section 14, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona

Commercial Lease No. 03-77857 from July 22, 2001 to July 21, 2011 between the State of Arizona, as landlord, and the Abitibi Consolidated Sales Corporation, as tenant, with respect to the buffer zone around the tenant’s paper mill effluent basin, legally described as:

(a)	Lots 3, 4, the South half of the Northwest quarter of Section 3, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;
(b)

the West half of the Northwest quarter of the Northwest quarter and the West half of the Southwest quarter of the Southwest quarter of Section 9, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(c)	the Southwest quarter of Section 13, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;
(d)	the South half of the Northwest quarter and the South half of Section 15, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;
(e)	the East half of Section 24, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;
(f)

Lots 1,2,3,4l; the South half of the North half; the East half of the Southwest quarter and the Southeast quarter of Section 5, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(g)	the West half of Section 9, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;
(h)	the Northwest quarter of Section 21, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;
(i)

the Northeast quarter; the Southeast quarter of the Southeast quarter of the Northwest quarter and the Southwest quarter of Section 29, Township 14, North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; and

(j)	the East half and the East half of the West half of Section 31, Township 15 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona.

Commercial Lease No. 03-26778 from May 1, 2004 to April 30, 2014 between the State of Arizona, as landlord, and the Abitibi Consolidated Sales Corporation, as tenant, with respect to land set forth for grazing, legally described as that portion of Section 24, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: commencing at the Section Corner common to Sections 23, 24, 25 and 26, said Township and Range, thence North 00 degrees 11 minutes West along the West line of said Section 24, 624.15 feet to the True Point of Beginning; thence North 87 degrees 11 minutes East 642.59 feet; thence South 84 degrees 19 minutes East 282.41 feet; thence South 00 degrees 11 minutes East 150.00 feet; thence North 89 degrees 49 minutes East 145.00 feet; thence North 00 degrees 11 minutes West 150.00 feet, more or less, to the centre line of an existing railroad and water supply line; and thence North 84 degrees 19 minutes West 145.00 feet, more or less, to the True Point of Beginning.

Grazing Lease No. 05-1209 from September 1, 2004 to August 31, 2014 between the State of Arizona, as landlord, and the Abitibi Consolidated Sales Corporation, as tenant, with respect to land set forth for grazing, legally described as:

(a)

Lots 1,2,3,4; the South half of the North half, the North half of the Southwest quarter; the Southwest quarter of the Southwest quarter of Section 4, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(b)	all of Section 16, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;
(c)	the West half of Section 24, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;
(d)	the West half of Section 16, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(e)	the Northeast quarter of Section 20, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona; and

the North half, the Southwest quarter; and the North half of the Southeast quarter of Section 34, Township 15 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona

5.        Catalyst Paper Recycling Inc.

Nil

6.        Catalyst Pulp Operations Limited

Foreshore Lease from November 1, 2007 to October 31, 2008 (in renewal process) between Vancouver Fraser Port Authority as landlord and Catalyst Pulp Operations Limited with respect to foreshore legally described as the portion of the bed and foreshore of the Fraser River fronting portions of Sections 1 and 2, B5N, R2W, NWD

Foreshore Lease from June 15, 2004 to June 14, 2009 between Vancouver Fraser Port Authority as landlord and Catalyst Pulp Operations Limited with respect to foreshore legally described as Lot 6044, Group 1, New Westminster District

7.        Catalyst Pulp and Paper Sales Inc.

Nil

8.        Catalyst Pulp Sales Inc.

Nil

9.        Catalyst Paper (USA) Inc.

Lease of Office Space from November 1, 2006 to December 31, 2011 between Selig Real Estate Holdings Five as landlord and Catalyst Paper (USA) Inc. as tenant in respect of land legally described as Lots 7, 8, 9, 10, 11, and 12, Block C, Third addition to the part of the City of Seattle heretofore laid off by A.A. Denny and William N. Bell according to plat recorded in Volume 1 of plats, page 137 in King County Washington, except in the north easterly 12 feet thereof as condemned for road purposes under King County Superior Court, cause number 52280

Lease of Office Space from July 1, 2006 to June 30, 2009 between Third Street Services Inc. as landlord and Catalyst Paper (USA) Inc. as tenant in respect of lands described as 1299 Newill Hill Place, Suite 201, Walnut Creek, CA, 94596

Lease of Office Space from May 15, 2006 to May 14, 2009 between Duke Realty Limited Partnership as landlord and Catalyst Paper (USA) Inc. as tenant in respect of lands described as 1431 Opus Place, Suite 603, Downes Grove, IN, 60515

Lease of Forest Terminals Facility from January 4, 2005 to August 31, 2008 between Commissions of the City of Long Beach as landlord and Catalyst Paper (USA) Inc. as tenant with respect to land legally described as Pier D, Berths 50-54, Long Beach, California

Lease of Office Space from June 1, 2008 to May 31, 2009 between Easy Street Associates as landlord and Catalyst Paper (USA) Inc. as tenant with respect to land described as Suite 17A, 11 Sundial Circle, Carefree, Arizona 85377

Lease of Office Space dated August 1, 2008 between Broadway Southern California Executive Suites LLC as landlord and Catalyst Paper (USA) Inc. as tenant with respect to land described as 5150 E. Pacific Coast Highway, Long Beach, California 90804

  Catalyst Paper (USA) Inc. will lease suite 64/65 until suite 23 becomes available.

10.      Catalyst Paper Finance Limited

Nil

11.      The Apache Railway Company

Nil

All Leases and Subleases of Real Property by any Credit Party, as Lessor or Sublessor:

1.        Catalyst Paper Corporation

Lease from May 29, 1988 to June 5, 2017 between Catalyst Paper Corporation as landlord and Weyerhaeuser Company Limited (now Western) as tenant with respect to land legally described as District Lot 4071, 4072, 5922, 5923, 5924, 6071, 6174 and 6237A Group 1, New Westminster District

Lease from November 1, 2003, for an indefinite term, between Catalyst Paper Corporation as landlord and Haggard Trucking Ltd. as tenant with respect to land legally described as all that part of District Lot 1, Alberni District, Plan 1186-R, including improvements thereon, and that part of Lot A, District Lot 1, Alberni District, Plan 41766, containing 1.18 HA more or less

Sublease of Foreshore Lease No. 102130 to be terminated effective August 21, 2008 between Catalyst Paper Corporation as landlord and Timberwest Forest Company as tenant with respect to foreshore legally described as Waterlot 107G, Block D, Chemainus District

Sublease of Foreshore Lease to be terminated effective August 21, 2008 between Catalyst Paper Corporation as landlord and Timberwest Forest Company as tenant with respect to Lease 102653 relating to 0.2274 acres of the property legally described as Blocks A and B, Lot 107 G, Chemainus District

Lease between Catalyst Paper Corporation as landlord and Porter’s Dairy as tenant with respect to land legally described as that part of Sec 5, Range 9, Chemainus District, lying North and West of Plan 5803, except parts in Plans 4302 and 9775; and Sec 6, Range 9, Chemainus District, except parts in plans 4302 and 5803

Dock Lease between Catalyst Paper Corporation as landlord and District of North Cowichan as tenant with respect to land legally described as that part of Section 1, Range 11, Chemainus District, lying north of the northerly boundary of Chaplin Street as shown on Plan 739 and the production easterly of the northerly boundary, except in Plans 4257 and 2341

Lease of Office Space from May 1, 2008 to April 30, 2009 between Catalyst Paper Corporation as landlord and Minister of Labour and Citizens’ Services as tenant with respect to land legally described as the main floor of the building located at 4000 Stamp Avenue, Port Alberni, British Columbia

Offer to Lease Office Space (in negotiation) between Catalyst Paper Corporation as landlord and Nuu-Chah-Nulth First Nation as tenant with respect to land described as the second floor of the building located at 4000 Stamp Avenue, Port Alberni, British Columbia

Lease (in negotiation) between Catalyst Paper Corporation as landlord and JRK Holdings Ltd. as tenant with respect to the land legally described as portion of Block 43, District Lot 3437, Lot A2 and associated water to be subdivided

Sublease of Foreshore between Catalyst Paper Corporation as landlord and Island Timberlands as tenant with respect to foreshore legally described as Lot 280-G, 292-G and 293-G, Zone 2; 278-G, 279-G; Alberni District (Property Record No. H-1140)

2.        Catalyst Paper

Nil

3.        Catalyst Paper Holdings Inc. Nil 4. Catalyst Paper (Snowflake) Inc.

Lease dated May 6, 2008 between Catalyst Paper (Snowflake) Inc. and Reidhead Custom Farming, Inc. in respect of the Biomass Plantation (Sections 7, 8, 17 and 18, Township 13 North, Range 19 East, Gila and Salt River Baseline and Meridan (GSRBM); Sections 7, 8, 9, 17, 18, 19, 20, 29, 30, and 31, Township 14 North, Range 19 East, Gila and Salt River Baseline and Meridian (GSRBM); and Sections 9, 10, 11, 12, 13, 14 and 15, Township 14 North, Range 18 East, Gila and Salt River Baseline and Meridian (GSRBM))

  This lease replaces an expired lease between Abitibi Consolidated Sales Corporation and Reidhead Custom Farming, Inc.

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and the Terrance Reidhead Family Trust in respect of Section 29 (644.06 acres), PID 202-02-005 C1 and 33 (320 acres), PID 202-05-005 B2 T13N R21E (320 acres), PID 202-05-005 D (Total: 1284.06 acres)

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Frank and Geraldine Despain DBA Dry Lake Cattle Ranch in respect of Section 3 SW1/4, E1/2, Section 15N1/4, 24 S1/4, SE1/4, 25S, Section >14 SW Corner, T14N, R18E, Section 6 N1/2, 29 NW1/4, Section 30 E1/2, T14N R19E, Section 31 W1/4 (Total: 2,438.35 acres)

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Jack and Phyllis Carlisle in respect of Section 30, T13N, R20E (Total: 631.34 acres)

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and David and Sandra Decker DBA Decker Ranches in respect of Section 8 West half T13N, R19E and Section 31 and Section 34 T14N, R19E (Total: 1426.42 acres)

  This agreement was subsequently assigned to Jack and Phyllis Carlisle pursuant to a letter agreement dated March 16, 2006

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation Fred and Elise Peterson in respect of Section 24, T13N, R20E PID ###-##-#### (Total:580 acres)

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Rocking Chair Ranch in respect of Section 5 (80 acres), Section 8 (640 acres), Section 17 (640 acres), Section 20 W ½ (320 acres), all in T14R19E (Total: 1680 acres)

Lease dated October 15, 1998 between Abitibi Consolidated Sales Corporation and Stone Container Corporation in respect of Section 21, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218 and in Docket 134, page 221, records of Navajo County, Arizona

  This lease (the “Property Lease”) relates to the corrugating medium machine that Catalyst Paper (Snowflake) Inc. operates for Smurfit pursuant to an operating lease (the “Operating Lease”). Smurfit has terminated the Operating Lease effective October 15, 2008 and the Property Lease will terminate at this time as well.

Ground Lease Agreement dated September 14, 2005 between Abitibi Consolidated Sales Corporation and Snowflake White Mountain Power LLC, as amended, and Memorandum of Ground Lease and Notice of Easement Rights, recorded September 8, 2006, as amended, both in respect of: (1) a portion of Section 21, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; (2) a portion of Section 27, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; and (3) an easement for ingress and egress and for utilities and until July 31, 2008 for construction

5.        Catalyst Paper Recycling Inc.

Nil

 6.        Catalyst Pulp Operations Limited

Lease from August 5, 1998 to August 4, 2018 between Catalyst Pulp Operations Limited and Elk Falls Pulp and Paper Limited as landlords and Island Cogeneration Project Inc. as tenant with respect to land legally described as Reference Plan VIP69474, over District Lot 109, Lot A of District Lot 68 and District Lot 120

7.        Catalyst Pulp and Paper Sales Inc.

Nil

8.        Catalyst Pulp Sales Inc.

Nil

9.        Catalyst Paper (USA) Inc.

Nil

10.      CatalystPaper Finance Limited

Nil

11.      The Apache Railway Company

Nil

SCHEDULE 3.29

LOCATIONS AT WHICH ANY CREDIT PARTY HOLDS OR MAINTAINS
INVENTORY HAVING AN AGGREGATE VALUE IN EXCESS OF CDN.$50,000

Locations which are owned by a Credit Party:

Location of Collateral	Credit Party which owns Inventory
Crofton Mill, 8541 Hay Road, Crofton, British Columbia, Canada V0R 1R0	Catalyst Paper
Elk Falls Mill, 4405 North Island Highway, Campbell River, British Columbia, Canada V9W 5C9	Catalyst Paper
Powell River Mill, 5775 Ash Avenue, Powell River, British Columbia, Canada V8A 4R3	Catalyst Paper
Port Alberni Mill, 4000 Stamp Avenue, Port Alberni, British Columbia, Canada V9Y 5J7	Catalyst Paper
Paper Recycling Division, 1050 United Boulevard, Coquitlam, British Columbia, Canada V3K 6V4	Catalyst Paper
Kent Avenue Reload, 420 Kent Avenue, Vancouver, British Columbia V5X 2X7	Catalyst Paper
Snowflake Mill, 277 Spur North, Snowflake, Arizona, USA 85937	Catalyst Paper (Snowflake) Inc.

Locations which are leased by a Credit Party:

Location of Collateral	Landlord	Credit Party which owns Inventory
Surrey Distribution Centre, 10555 Timberland Road Surrey, British Columbia Canada V3V 3T3	Wesik Enterprises Ltd., as trustee of Wesik Enterprises Trust	Catalyst Paper
Paper Recycling Division, 1200 United Boulevard, Coquitlam, British Columbia, Canada V3K 6T4	Balaclava Holdings Ltd.	Catalyst Paper
14021 Port Mann Shore, Surrey, British Columbia, Canada	Canadian National Railway	Catalyst Paper
Teakerne Arm foreshore, Powell River (north), British Columbia, Canada (Property Record No. H- 1288, No. H-1367 and No. H-1287)	Ministry of Environment, Lands & Parks (Burnaby)	Catalyst Paper
Lot 511, Gowlland Harbour, Quadra Island, British Columbia, Canada	Timberwest Forest Company	Catalyst Paper
Alberni Harbour foreshore, Port Alberni, British Columbia, Canada	Port Alberni Port Authority	Catalyst Paper

2

Location of Collateral	Landlord	Credit Party which owns Inventory
(Property Record No. H-4234 and No. H-2565)
Stamp Point foreshore, Port Alberni, British Columbia, Canada (Property Record No. H-1301)	Port Alberni Port Authority	Catalyst Paper
Pitt Meadows/Pitt River, British Columbia, Canada	Vancouver Fraser Port Authority	Catalyst Paper
Bay 3, Fraser River (Pitt Meadows), British Columbia, Canada	Vancouver Fraser Port Authority	Catalyst Paper
Foreshore property (3 and 4) on Woolridge Island, Howe Sound, British Columbia, Canada	Kay Chee Ng	Catalyst Paper
SS66B, Barnston Island, Pitt Meadows, British Columbia, Canada	Vancouver Fraser Port Authority	Catalyst Paper

Locations which are the subject of an Agreement for Warehousing Services in favour of a Credit Party

Location of Collateral	Warehouse Owner/Operator	Credit Party which owns Inventory
14627 – 128 Ave. NW Edmonton, Alberta Canada T5L 3H3	MTE Logistix	Catalyst Paper
6505 48 Street SE Calgary, Alberta Canada T2C 3J7	MTE Logistix	Catalyst Paper
9311 River Drive Richmond, British Columbia Canada V6X 1Z1	Fraser River Terminals	Catalyst Paper
3420 ½ Garfield Avenue Commerce, California United States 90040 – 3104	BNSF QDC Commerce	Catalyst Paper (USA) Inc.
2376 Davis Avenue Hayward, California United States 94545	Cal Cargo, Inc.	Catalyst Paper (USA) Inc.
20500 S. Alameda Street Carson, California United States 90810	CRW Peerless	Catalyst Paper (USA) Inc.
6558 W. 73rd Street Bedford Park, Illinois	Nexus Distribution	Catalyst Paper (USA) Inc.

3

Location of Collateral	Warehouse Owner/Operator	Credit Party which owns Inventory
United States 60638
7609 Industrial Dr. Forest Park, Illinois United States 60130	Stellar Distribution Services, Inc.	Catalyst Paper (USA) Inc.
Unit 106 4550 Engineers Way North Las Vegas, Nevada United States 89031	Pan Western Corporation	Catalyst Paper (USA) Inc.
767 Creditstone Road Concord, Ontario Canada L4K 4N7	Metro Canada Logistics	Catalyst Paper
5915 N. Marine Drive Portland, Oregon United States 97203	Warehouse Specialists Inc.	Catalyst Paper (USA) Inc.
4710 West Camelback Road Glendale, Arizona United States 85301	Warehouse Specialists Inc.	Catalyst Paper (USA) Inc.
3480 W. Marginal Way SW Seattle, Washington United States 98106	Pacific Terminals Ltd.	Catalyst Paper (USA) Inc.
Building 300 1675 Lincoln Avenue Tacoma, Washington United States 98421	Horizon Logistics LLC	Catalyst Paper (USA) Inc.

Other Locations at which Inventory having a value in excess of $50,000 is held and which is not owned nor leased by a Credit Party and which is not the subject of an Agreement for Warehousing Services in favour of a Credit Party:

Location of Collateral	Third Party who owns the property where the Inventory is maintained	Credit Party which owns Inventory
18887 98 A Avenue, Surrey British Columbia, Canada	S&R Sawmills	Catalyst Paper
1910 Ross Avenue, Everett, Washington USA 98205	Dunlap Towing Company	Catalyst Paper (USA) Inc.
525 South Trans Canada Highway, Cache Creek, British Columbia	Wastech Services Ltd.	Catalyst Paper

4

Location of Collateral	Third Party who owns the property where the Inventory is maintained	Credit Party which owns Inventory
V0K 1H0
1209 McKeen Avenue, North Vancouver, British Columbia Canada V7P 3H9	Fibreco Export Inc.	Catalyst Paper
6 Alley, 10 Alley, 12 Alley and 14 Alley, Fraser River (mouth), British Columbia, Canada	Hodder Tugs	Catalyst Paper
1A, 2C, and 2D, Fraser River (at Coquitlam), British Columbia, Canada	Pacific Custom Log Sort	Catalyst Paper
6A, Fraser River (at Coquitlam), British Columbia, Canada	Timberwest	Catalyst Paper
Ambrook and Houstons, Fraser River, British Columbia, Canada	Catherwood Towing	Catalyst Paper
AP3A, AP8, HT13, HT6A, and HT8A, Fraser River, British Columbia, Canada	Harken Towing	Catalyst Paper
CWP1, CWP4, VPD8 and Iona, Fraser River (mouth), British Columbia, Canada	Hodder Tugs	Catalyst Paper
MacDonald Slough, Fraser River (north arm), British Columbia, Canada	Hodder Tugs	Catalyst Paper
PCLS, Fraser River (at Coquitlam), British Columbia, Canada	Pacific Custom Log Sort	Catalyst Paper
Perkins, RT1 and RT3, Fraser River (Port Kells area east of Port Mann), British Columbia, Canada	S&R Sawmills	Catalyst Paper
Redband, Fraser River, British Columbia, Canada	Hodder Tugs	Catalyst Paper
RT5A, Fraser River (Mission area), British Columbia, Canada	Cartherwood Towing	Catalyst Paper
Winkies, Fraser River (Port Kells area east of Port Mann), British Columbia, Canada	S&R Sawmills	Catalyst Paper

5

Location of Collateral	Third Party who owns the property where the Inventory is maintained	Credit Party which owns Inventory
Andy’s Bay, Gambier Island, Howe Sound, British Columbia, Canada	Western Forest Products	Catalyst Paper
Avalon, Howe Sound, British Columbia, Canada	Interfor	Catalyst Paper
Cates Bay, Gambier Island, Howe Sound, British Columbia, Canada	Active Marine Towing	Catalyst Paper
Cotton Bay #1-#4, Howe Sound, British Columbia, Canada	Sechelt Creek Contracting	Catalyst Paper
KN5, Howe Sound (at Port Mellon), British Columbia, Canada	Interfor	Catalyst Paper
Shannon Falls, Squamish, Howe Sound, British Columbia, Canada	Smit Marine	Catalyst Paper
Terminal Grounds, Howe Sound, British Columbia, Canada	Hodder Tugs	Catalyst Paper
Twin Creeks, Howe Sound, British Columbia, Canada	Sechelt Creek Contracting	Catalyst Paper
Wooldrige Island #1, and #2, Howe Sound, British Columbia, Canada	Interfor	Catalyst Paper
Blind Bay, Nelson Island (south of Powell River), British Columbia, Canada	Western Forest Products	Catalyst Paper
Menzies Bay, Campbell River, British Columbia, Canada	Western Forest Products	Catalyst Paper
CRF, Campbell River, British Columbia, Canada	Campbell River Fibre	Catalyst Paper
Chambers chip plant, Chemainus, British Columbia, Canada	DCT Chambers	Catalyst Paper

SCHEDULE 3.30

JURISDICTIONS IN WHICH CREDIT PARTIES HOLD I
NVENTORY OR EQUIPMENT

All Jurisdictions in which any Credit Party, as of the Effective Date, has Inventory or Equipment having an aggregate Value in excess of CDN.$50,000:

Credit Party	Jurisdiction(s)
Catalyst Paper Corporation	British Columbia
Catalyst Paper	British Columbia
Catalyst Paper Holdings Inc.	Not Applicable (Holding Company)
Catalyst Paper (Snowflake) Inc.	Arizona
Catalyst Paper Recycling Inc.	California, Nevada, Arizona, Arkansas, New Mexico, Utah, Colorado, Wyoming, Iowa, Texas, Georgia, Missouri, Kansas, Oklahoma, Illinois, Minnesota, Montana, Nebraska,
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia, Alberta; Ontario; Mexico; Germany; Spain; The Netherlands; The United Kingdom; Italy; France; China; Japan
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Paper (USA) Inc.	California; Connecticut; Illinois; Washington; Oregon; Nevada
Catalyst Paper Finance Limited	Not applicable
The Apache Railway Company	Arizona

SCHEDULE 3.31

CORPORATE NAMES; PRIOR TRANSACTIONS

Prior Corporate or Business Names of any Credit Party within the past Five Years:

Credit Party	Previous Corporate or Business Names of Credit Party within the past five years
Catalyst Paper Corporation	Norske Skog Canada Limited
Catalyst Paper	NorskeCanada
Catalyst Paper Holdings Inc.	NSCL Holdings Inc.
Catalyst Paper (Snowflake) Inc.	N/A
Catalyst Paper Recycling Inc.	N/A
Catalyst Pulp Operations Limited	Norske Skog Canada Pulp Operations Limited
Catalyst Pulp and Paper Sales Inc.	Norske Skog Canada Sales Inc.
Catalyst Pulp Sales Inc.	Norske Skog Canada Pulp Sales Inc.
Catalyst Paper (USA) Inc.	Norske Skog Canada (USA) Inc.
Catalyst Paper Finance Limited	Norske Skog Canada Finance Limited
The Apache Railway Company	N/A

Prior Transactions

In April, 2008 Catalyst Paper (Snowflake) Inc. acquired from Abitibi Consolidated Sales Corporation the recycled newsprint mill located in Snowflake, Arizona and contained related assets, including all of the shares of The Apache Railway Company

In December, 2003, 6141005 Canada Inc., a wholly-owned subsidiary of Catalyst Paper Corporation, was voluntarily dissolved and wound-up into Catalyst Paper Corporation

In or about June, 2007, Catalyst Paper Japan Ltd., a corporation existing under the laws of Japan and a wholly-owned subsidiary of Catalyst Paper Corporation, was voluntarily dissolved and wound up into Catalyst Paper Corporation

In December, 2007, Pacifica Paper Sales Ltd., a wholly-owned subsidiary of Catalyst Paper Corporation, was voluntarily dissolved and wound-up into Catalyst Paper Corporation

Trade Names

Catalyst Paper

SCHEDULE 5.13

POST CLOSING UNDERTAKINGS

Please see Post Closing Matters Agreement

SCHEDULE 6.4(b)

INVESTMENTS BY A CREDIT PARTY IN ANY SUBSIDIARY
WHICH IS NOT A CREDIT PARTY

1. Investments by Catalyst Paper Corporation

Subsidiary	Description	Date	Amount of Investment as at June 30, 2008 (US$)	Amount of Investment as at June 30, 2008 (Cdn$)	Loan Balance (Cdn$)
Catalyst Paper Services (Hungary) LLC	Shares/Investment	October 2002 January 2005[1] June 2006[2] June 2007[3] April 2008[4] April 2008[5] May 2008[6]	$65,023,024.20 $(9,103,260.00) $(9,000,000.00) $(7,400,000.00) $100,000,000.00 $10,000.00 $(4,800,000.00) $134,729,764.20	$103,574,429.00 $(14,500,420.54) $(14,336,100.00) $(11,787,460.00) $100,481,519.74 $10,048.15 $(5,635,200.00) $157,806,816.35
Powell River Energy Inc.	Shares Loan	2001 2001		$1.00	$21,501,000.00
Powell River Energy Limited Partnership	Shares/Investment Net equity p/u and distribution	2001 2001		$50.00 $151,400.86 $151,450.86
Pacifica Poplars Ltd.	Shares/Investment Reduction of Capital	Pre 1998 May 2008		$3,277,444.00| $(1,500,000.00) $1,777,444.00
NSC Holdings (Philippines) Inc.	Shares/Investment	2001		$5,778,737.00
NSC Holdings (Barbados) Limited	Shares	1999		$1.00
Elk Falls Pulp and Paper Limited	Shares	1993		$1.00
468327 B.C. Ltd.	Shares			$2,000.00
Echelon Paper Corporation (BC)	Shares	2001		$1.00

____________________________________________
1 Reduction in capital
2 Dividend payment
3 Dividend payment
4 Equity investment
5 Capital contribution
6 Dividend payment

2

Subsidiary	Description	Date	Amount of Investment as at June 30, 2008 (US$)	Amount of Investment as at June 30, 2008 (Cdn$)	Loan Balance (Cdn$)
Echelon Paper Corporation (Canada)	Shares	2001		$1.00
0606890 B.C. Ltd. (formerly Catalyst Paper Corp. (BC))	Shares Loan	May 2000 May 2000		$1.00	$2,643,000.00
3744809 Canada Inc. (formerly Catalyst Paper Corp (Canada))	Shares			$1.00
3264904 Canada Limited	Shares	1997		$1.00
Crofton Pulp and Paper Limited	Shares			$2.00
British Columbia Forest Products Limited	Shares			$1.00
Export Sales Co. Ltd.	Shares			$10.00

2.        Investments by Catalyst Paper

Nil

3.        Investments by Catalyst Paper Holdings Inc.

Subsidiary	Description	Date	Amount of Investment as at June 30, 2008 (US$)	Amount of Investment as at June 30, 2008 (Cdn$)	Loan Balance (Cdn$)
Pacifica Papers U.S. Inc.	Shares	Pre 1998	$11,917,068.00	$16,863,400.88

4.        Investments by Catalyst Paper (Snowflake) Inc.

Nil

 5.        Investments by Catalyst Paper Recycling Inc.

Nil

3

6.        Investments by Catalyst Pulp Operations Limited

Nil

7.        Investments by Catalyst Pulp and Paper Sales Inc.

Nil

8.        Investments by Catalyst Pulp Sales Inc.

Nil

9.        Investments by Catalyst Paper (USA) Inc.

Subsidiary	Description	Date	Amount of Investment as at June 30, 2008 (US$)	Amount of Investment as at June 30, 2008 (Cdn$)	Loan Balance (Cdn$)
Norske Skog North America LLC	Investment	December 2001	$500,000.00	$769,953.34

10.      Investments by Catalyst Paper Finance Limited

Nil

11.      Investments by The Apache Railway Company

Nil

EXHIBIT “A”

FORM OF BORROWING BASE REPORT

[ALL LENDER SCHEDULES SUBJECT TO REVISION]

EXHIBIT “B”

FORM OF CANADIAN BORROWING REQUEST

(Letter to be typed on Borrower's Letterhead)

                                   [DATE]

CIT BUSINESS CREDIT CANADA INC.
207 Queens Quay West, Suite 700
Toronto, Ontario, M5J 1A7

Attention: Collateral Analyst FAX: (416) 507-5120

BORROWING NOTICE

Ladies and Gentlemen:

We refer to the credit agreement dated as of [DATE] (as amended, restated, supplemented, replaced or otherwise modified from time to time the “Credit Agreement”; capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Credit Agreement), among Catalyst Paper Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc., as borrowers, Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Sales Inc., Catalyst Pulp Operations Limited, Catalyst Paper (USA) Inc., Catalyst Paper Recycling Inc., Catalyst Paper Finance Limited and The Apache Railway Company, as guarantors, the lenders from time to time party thereto, CIT Business Credit Canada Inc., as agent, co-lead arranger, joint bookrunner, syndication agent, collateral agent and documentation agent (in its capacity as agent, the “Agent”), and J.P. Morgan Securities Inc., as co-lead arranger and joint bookrunner.

The undersigned [Company] (the “Borrower”) hereby instructs and authorizes the Agent to make advances to our disbursement account(s), subject to and in accordance with the terms and provisions of the Credit Agreement to the account numbers specified below and to charge the Borrower’s Loan Account as Canadian Revolving Loans with each such advance(s).

The Borrower hereby requests an advance (the “Advance”) be made under the Canadian Revolving Facility as follows:

A.      the Borrowing Amount:

Prime Borrowing (Cdn$):        _______________

BA Borrowing                          _______________                 BA Contract Period           ________

Base Rate Borrowing (U.S.$) _______________

LIBO Rate Borrowing (U.S.$) ___________        Interest Period ___________

Letter of Credit/Credit Support*: _______________
Additional Information:                               As per the attached Letter of Credit application

*      Attach a copy of the Letter of Credit application duly completed by the Borrower in accordance with the provisions of the Credit Agreement.

Notice requirements as stated in Section 2.3(a) of the Credit Agreement are:

Proceeds of the Advance are to be directed as follows:

Bank Name:	_____________________
Account Name:	_____________________
Branch #:	_______________
Account Number:	CAD# ________________
USD# ________________

The Borrower hereby acknowledges that the Agent will make payments strictly on the basis of the account number furnished herein even if such account number identifies a party other than the name of the account listed above. In the event the above account number is incorrect, we hereby agree to be fully liable for any and all losses, costs, and expenses arising therefrom.

The Borrower hereby confirms as follows:

(a)

Each of the representations and warranties made by the Credit Parties in or pursuant to the Credit Agreement and the other Loan Documents are true and correct on and as of the date hereof as if made on and as of such date, except as the Credit Parties and the Agent and the Required Lenders have otherwise agreed herein or in a separate writing.

(b)	No Default or Event of Default has occurred and is continuing on the date hereof or will occur after the making of the Advance(s) requested hereunder.

(c)

Except as may have been otherwise agreed to from time to time by the Agent, the Required Lenders and the Borrower in writing, after making the Advance(s) requested to be made by the Borrower hereunder, (i) the aggregate Exposure will not exceed the lesser of (a) the total Commitments, and (b) an amount equal to the Borrowing Base, and (ii) Excess Availability shall not be less than $35,000,000 and the aggregate Exposure of the Canadian Lenders under the Canadian Revolving Facility will not exceed the Canadian Revolving Commitment.

(d)	The making of the Advance(s) requested hereunder does not violate any Applicable Law.

     DATED this day of _____, 200_

     Yours truly,

Company

[ALL LENDER SCHEDULES SUBJECT TO REVISION]

EXHIBIT “C”

FORM OF U.S. BORROWING REQUEST

(Letter to be typed on Borrower's Letterhead)

                                   [DATE]

CIT BUSINESS CREDIT CANADA INC.
207 Queens Quay West, Suite 700
Toronto, Ontario, M5J 1A7

Attention:       Collateral Analyst
FAX:                (416) 507-5120

BORROWING NOTICE

Ladies and Gentlemen:

We refer to the credit agreement dated as of [DATE] (as amended, restated, supplemented, replaced or otherwise modified from time to time the “Credit Agreement”; capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Credit Agreement), among Catalyst Paper Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc., as borrowers, Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Sales Inc., Catalyst Pulp Operations Limited, Catalyst Paper (USA) Inc., Catalyst Paper Recycling Inc., Catalyst Paper Finance Limited and The Apache Railway Company, as guarantors, the lenders from time to time party thereto and CIT Business Credit Canada Inc., as agent co-lead arranger, joint bookrunner, syndication agent, collateral agent and documentation agent (in its capacity as agent, the “Agent”), and J.P. Morgan Securities Inc., as co-lead arranger and joint bookrunner.

The undersigned [Company] (the “Borrower”) hereby instructs and authorizes the U.S. Lenders to make advances to our disbursement account(s), subject to and in accordance with the terms and provisions of the Credit Agreement to the account numbers specified below and to charge the Borrower’s Loan Account as U.S. Revolving Loans with each such advance(s).

The Borrower hereby requests an advance (the “Advance”) be made under the U.S. Revolving Facility as follows:

B.      the Borrowing Amount:

Prime Borrowing(U.S.$):      _______________

LIBO Rate Borrowing (U.S.$)         ___________    Interest Period                        ___________

Letter of Credit/Credit Support*: _______________
Additional Information:                              As per the attached Letter of Credit application

*       Attach a copy of the Letter of Credit application duly completed by the Borrower in accordance with the provisions of the Credit Agreement.

C.      the Drawdown Date: _[DATE]__________

Notice requirements as stated in Section 2.3(a) of the Credit Agreement are:

Proceeds of the Advance are to be directed as follows:

Bank Name:	_________________________
Account Name:	_________________________
Branch #:	______________
Account Number:	USD# ____________________

The Borrower hereby acknowledges that the U.S. Lenders will make payments strictly on the basis of the account number furnished herein even if such account number identifies a party other than the name of the account listed above. In the event the above account number is incorrect, we hereby agree to be fully liable for any and all losses, costs, and expenses arising therefrom.

The Borrower hereby confirms as follows:

(a)

Each of the representations and warranties made by the Credit Parties in or pursuant to the Credit Agreement and the other Loan Documents are true and correct on and as of the date hereof as if made on and as of such date, except as the Credit Parties and the Agent and the Required Lenders have otherwise agreed herein or in a separate writing.

(b)	No Default or Event of Default has occurred and is continuing on the date hereof or will occur after the making of the Advance(s) requested hereunder.

(c)

Except as may have been otherwise agreed to from time to time by the Agent, the Required Lenders and the Borrower in writing, after making the Advance(s) requested to be made by the Borrower hereunder, (i) the aggregate Exposure will not exceed the lesser of (a) the total Commitments, and (b) an amount equal to the Borrowing Base, and (ii) Excess Availability shall not be less than $35,000,000 and the aggregate Exposure of the U.S. Lenders under the U.S. Revolving Facility will not exceed the U.S. Revolving Commitment.

(d)	The making of the Advance(s) requested hereunder does not violate any Applicable Law.

DATED this day of _____, 200_

Yours truly,

Company

EXHIBIT “D”

FORM OF LANDLORD WAIVER

          The undersigned is the owner of the premises known as _________________________________________________________ (the “Premises”), which Premises are leased by the undersigned to [NAME OF CREDIT PARTY], a [JURISDICTION] corporation, or one of its affiliates (collectively, the “Obligors”) pursuant to a lease agreement dated as of _________________________________ (as it may be amended, restated, supplemented, replaced or otherwise modified from time to time, the “Lease”). The undersigned understands that the Obligors will enter (or have entered) into a credit facility with CIT Business Credit Canada Inc., in its capacity as Agent (the “Agent”) for certain lenders (collectively, the “Lenders”), pursuant to which (a) the Lenders may make loans to certain of the Obligors from time to time, and (b) the Obligors will grant (or have granted) to the Agent, a security interest in, among other things, all of the Obligors' present and after-acquired accounts receivable, inventory, certain intangibles (including, without limitation, trademarks and intellectual property rights), documents of title, bank accounts and proceeds (collectively, the “Collateral”).

          1.      The undersigned hereby waives and relinquishes in favour of the Agent any landlord's lien, all rights of levy or distraint, security interest or other interest that the undersigned may now or hereafter have, whether by statute, contract (including the Lease) or by common law, in any of the Collateral (the “Landlord's Liens”), whether for rent or otherwise, and agrees that the Agent's security interests and liens in the Collateral, now existing or hereafter arising, shall have priority over and rank senior to any and all of the Landlord’s Liens. The undersigned disclaims any interest in the Collateral and agrees not to assert any claim to the Collateral while the Obligors are indebted to the Lenders.

          2.      In order to exercise any rights to which the Agent is entitled as a secured party holding a security interest in the Collateral, the undersigned hereby authorizes the Agent at any time to enter into possession of the Premises and to inspect, remove or repossess the Collateral and to advertise and conduct a public auction or private sale of the Collateral; provided, however, that the Agent will repair, or pay the reasonable cost to repair, any injury to the realty resulting from such inspection, removal, repossession, auction or sale.

          3.      If the Lease is terminated by the undersigned, whether by reason of any default by the Obligors or otherwise, or if the Obligors default under any of their agreements with the Agent or any Lender, and in any such case the Agent, on behalf of itself or the Lenders, desires to exercise its rights as a secured party holding a security interest in any of the Collateral, the undersigned agrees to grant in favour of the Agent, at the Agent’s option, a license to occupy the Premises for up to [90/120] days and to keep thereon such property as the Agent deems necessary in connection with the exercise of its rights relating to the Collateral, provided that the Agent shall pay to the undersigned a fee in respect of such license for the period of the Agent’s occupancy of the Premises (pro-rated on a daily basis and computed on the basis of a 30-day month), such fee to be equivalent to the rent provided for in the Lease for such period of occupancy based on the rental rate in effect just prior to such termination or default, and the undersigned further agrees that in exercising its rights

pursuant to such license the Agent shall not incur any other obligations of the Obligors to the undersigned.     4.      The undersigned agrees to provide the Agent with a copy of any written notice of default under the Lease which the undersigned provides to any Obligor, which copy the undersigned will deliver to the Agent, within 3 days of the date of delivery of such notice to the applicable Obligor, at the following address:

CIT Business Credit Canada Inc.
207 Queens Quay West, Suite 700
Toronto, Ontario
M5J 1A7
Attn: Chief Credit Officer

          5.      All of the Agent's rights and privileges hereunder shall enure to the benefit of its successors and assigns and shall bind the undersigned's successors or assigns.

          IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed this _____ day of _________________, 2008.

[NAME OF LANDLORD]

By:         ______________________________________
Name
:
Title:

EXHIBIT “E”

FORM OF
BAILEE LETTER

___________ ____, 2008

[NAME OF BAILEE]
[ADDRESS OF BAILEE]
_______________________
_______________________

Re: [NAME OF CREDIT PARTY] (the “Bailor”)

Ladies and Gentlemen:

          This letter (the “Letter”) is to advise _________________ (the “Bailee”) that the Bailor executed and delivered to CIT Business Credit Canada Inc., in its capacity as Agent for certain lenders (the “Agent”) a Credit Agreement (as may be modified, amended, renewed, extended, restated, or replaced from time to time, the “Credit Agreement”), pursuant to which the Bailor granted to the Agent a security interest in, among other things, all inventory of the Bailor, some of which is in possession of the Bailee from time to time (the “Controlled Inventory”). By executing this Letter, the Bailee acknowledges that from time to time the Bailee is in possession of Controlled Inventory and that, because of the Agent’s interest in the Controlled Inventory, the instructions contained in this Letter are irrevocable and cannot be altered or amended without the prior written consent of the Agent. The Bailor’s execution of this Letter is conclusive evidence to the Bailee of its confirmation of and agreement to the foregoing and of its agreement to be bound by all terms of this Letter on which the Bailee is entitled to rely for all purposes until written notice of termination of this Letter is given to the Bailee by the Agent.

          The Bailee recognizes the Agent’s continuing security interest in the Controlled Inventory and in the proceeds thereof. The Bailee covenants and agrees that the Controlled Inventory is and shall remain owned by the Bailor, and that the Agent may at any time and from time to time inspect, remove and/or repossess the Controlled Inventory while in possession of the Bailee without accountability to the Bailee therefor and free of any lien, security interest, right or claim which the Bailee may now or hereafter have, such right of the Agent being independent of any other right or remedy the Agent may have. The Bailee hereby authorizes and empowers the Agent to access the premises where the Controlled Inventory is located for the purposes of guarding and maintaining the Controlled Inventory, preparing and showing the same for sale and/or conducting a sale thereof. The Bailee hereby waives and releases, for the benefit of the Agent, its successors and assigns, any and all liens, security interests, rights and claims of every kind, whether statutory, contractual or by law, which the Bailee may now or hereafter have with respect to the Controlled Inventory, including, without limitation, any rights to seize, hold, restrain, levy upon, take possession of, sell or otherwise transfer or dispose of the Controlled Inventory and the Bailee further acknowledges and agrees that no negotiable warehouse receipts or documents of title will be issued covering the Controlled Inventory.

          So long as no Default Period (hereinafter defined) is continuing, the Bailor may control the Controlled Inventory. From the date on which the Agent notifies the Bailee that an “Event of Default” (as defined in the Credit Agreement) has occurred and thereafter until the Bailee receives notice from the Agent that such Event of Default is no longer continuing and that no other Event of Default is continuing (such period being referred to herein as a “Default Period”), the Bailee, the Bailor and the Agent agree that the Agent shall have the exclusive right to direct the Bailee as to control of the Controlled Inventory, which includes, without limitation, the right to dispose of, repossess or remove the Controlled Inventory, and the Bailee shall not comply in any respect with any request or direction by the Bailor in connection with the Controlled Inventory, unless consented to in writing by the Agent.

          At any time when the Bailee has possession of the Controlled Inventory, the Bailee agrees to prevent the commingling of the Controlled Inventory in its possession with other Inventory, goods or items in the Bailee’s possession by clearly separating, dividing or otherwise isolating the Controlled Inventory from all such other items in the Bailee’s possession. The Bailee will also clearly identify the Controlled Inventory as belonging to the Bailor, through the use of labels, tags, or other similar coding methods.

          The Bailee will from time to time deliver to the Agent, upon the written request of the Agent (which request may be by facsimile transmission) and at the Bailor’s cost and expense, such information regarding the Controlled Inventory as may be reasonably requested by the Agent, and the Bailee will notify the Agent promptly if the Bailee acquires knowledge that the Controlled Inventory shall become subject to any injunction, writ or warrant of attachment or garnishment, judgment, levy and execution, or similar process. The Bailee confirms in favour of the Agent that it has not, prior to the date hereof, executed in favour of any third party any document, instrument or agreement pursuant to which (a) the Bailee has acknowledged a security interest in the Controlled Inventory in favour of such third party, or (b) the Bailee has agreed to follow the instructions of such third party in respect of the Controlled Inventory.

          The Bailor agrees that the Bailee shall be fully protected in acting on any notice or direction by the Agent relating to the Controlled Inventory without making any inquiry whatsoever as to the Agent’s right or authority to give such notice or direction. Further, the Bailee shall have no liabilities to the Bailor or the Agent other than those imposed upon it by law for its own lack of good faith, gross negligence or wilful misconduct. The Bailee shall not be liable for consequential, indirect or special damages, even if the Bailee has been advised of the possibility of such damages. The Bailee shall not be liable for any failure or delay in performing any service under this Letter in the event and to the extent that such failure arises out of causes beyond the Bailee’s control, including but not limited to war, civil commotion, an Act of God, fire, flood, explosion, sabotage, failure or interruption of electrical or other power supplies or of transportation services, compliance with governmental laws, regulations or orders, and strikes and lockouts.

          The Bailor agrees to pay the Bailee’s costs and expenses, including reasonable legal fees, in connection with the execution, delivery and administration of this Letter.

          The Bailor and the Agent, jointly and severally, hereby agree to indemnify and save the Bailee harmless from and against any and all losses, costs and expenses arising out of the compliance by the Bailee with the terms of the instructions contained herein.

          If the Bailor is unable to fulfill its obligations to the Bailee in respect of warehouse fees and other expenses payable by the Bailor to the Bailee in connection with the storage, handling and delivery of the Controlled Inventory (collectively, the “Storage Fees”), the Agent agrees that, as a condition to the Agent’s rights of access to the Controlled Inventory and the Agent’s rights of inspection, removal and/or repossession of the Controlled Inventory provided for in this Letter, it will pay to the Bailee all Storage Fees which remain unpaid as at the commencement of any Default Period together with any Storage Fees incurred during the continuance of a Default Period.

          The Bailor acknowledges and agrees that (a) any amounts paid by the Agent to the Bailee hereunder shall constitute “Obligations” of the Bailor for purposes of the Credit Agreement, and (b) that this Letter is a “Loan Document” as such term is defined in the Credit Agreement dated
______________________ between the Agent and the Bailor, as borrower.

          This Letter may only be terminated by the Agent upon written notice to the Bailee.

          This Letter may be execute in one or more counterparts by facsimile transmission, each of which shall be deemed to be an original and all of which, when taken together, shall constitute one and the same agreement.

          If the foregoing instructions, terms and agreements are acceptable to the Bailee, please indicate the Bailee’s acceptance by signing this letter in the space provided below and returning it to the Bailor.

Sincerely,

[NAME OF CREDIT PARTY]

By: By: __________________________________________
Name:
Title:

AGREED AND ACCEPTED:

CIT BUSINESS CREDIT CANADA INC.	Address for Notice:

By: __________________________________________	207 Queens Quay West, Suite 700
Name:	Toronto, Ontario
Title:	M5J 1A7
Attention: Chief Credit Officer

[BAILEE]

By: __________________________________________
Name:
Title:

EXHIBIT “F”

FORM OF
ASSIGNMENT AND ASSUMPTION

Dated: _______________, 20___

          Reference is made to the credit agreement dated <>, 2008 (as amended, modified, supplemented and in effect from time to time, the “Credit Agreement”), among Catalyst Paper Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc., as borrowers, (collectively, the “Borrowers”) Catalyst Pulp and Paper Sales Inc., Catalyst Paper Sales Inc., Catalyst Pulp Operations Limited, Catalyst Paper (USA) Inc., Catalyst Paper Recycling Inc., Catalyst Paper Finance Limited and The Apache Railway Company, as guarantors (collectively, the “Guarantors, and together with the Borrowers, the “Credit Parties”), the lenders party thereto from time to time, and CIT Business Credit Canada Inc., as agent, co-lead arranger, joint bookrunner, syndication agent, collateral agent and documentation agent (in its capacity as agent, the “Agent”), and J.P. Morgan Securities Inc., co-lead arranger and joint bookrunner. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Credit Agreement.

          This Assignment and Transfer Agreement (the “Assignment and Transfer Agreement”), between [Insert Name of Assignor] (herein the “Assignor”, as further defined and set forth on Schedule 1 hereto and made a part hereof) and [Insert Name of Assignee] (herein the “Assignee”, as further defined and set forth on Schedule 1 hereto and made a part hereof) is dated as of Effective Date (as set forth on Schedule 1 hereto and made a part hereof).

          1.      The Assignor hereby irrevocably sells and assigns to the Assignee without recourse to the Assignor (subject to Section 2 hereof), and the Assignee hereby irrevocably purchases and assumes from the Assignor without recourse to the Assignor (subject to Section 2 hereof), as of the Effective Date, an undivided interest (the “Assigned Interest”) in and to all the Assignor’s rights and obligations under the Credit Agreement, and only the financing facility contained in the Credit Agreement as is set forth on Schedule 1 (the “Assigned Facility”), in a principal amount for such Assigned Facility as set forth on Schedule 1, and all right, title and interest of the Assignor in and to the Loan Documents relating thereto.

          2.      The Assignor (i) represents and warrants that it is legally authorized to enter into this Assignment and Transfer Agreement, (ii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or any other instrument, document or agreement executed in conjunction therewith (collectively the “Ancillary Documents”) or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement, any Collateral there under or any of the Ancillary Documents furnished pursuant thereto, other than that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim and (iii) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or any guarantor or the performance or observance by the Borrower or any guarantor of any of its respective obligations under the Credit Agreement or any of the Ancillary Documents furnished pursuant thereto.

          3.      The Assignee (i) represents and warrants that it is legally authorized to enter into this Assignment and Transfer Agreement; (ii) confirms that it has received a copy of the Credit Agreement, together with the copies of the most recent financial statements of the Borrower, and such other documents and information as it has deemed appropriate to make its own credit analysis; (iii) agrees that it will, independently and without reliance upon the Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (iv) appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto; and (v) agrees that it will be bound by the provisions of the Credit Agreement and will perform in accordance with its terms all the obligations which by the terms of the Credit Agreement are required to be performed by it as a Lender.

          4.      Following the execution of this Assignment and Transfer Agreement, such agreement will be delivered to the Agent for acceptance by it and the Credit Parties, effective as of the Effective Date.

          5.      Upon such acceptance, from and after the Effective Date, the Agent shall make all payments in respect of the assigned interest (including payments of principal, interest, fees and other amounts) to the Assignee, whether such amounts have accrued prior to the Effective Date or accrue subsequent to the Effective Date. The Assignor and Assignee shall make all appropriate adjustments in payments for periods prior to the Effective Date made by the Agent or with respect to the making of this assignment directly between themselves.

          6.      From and after the Effective Date, (i) the Assignee shall be a party to the Credit Agreement and, to the extent provided in the Credit Agreement and this Assignment and Transfer Agreement, have the rights and obligations of a Lender there under, and (ii) the Assignor shall, to the extent provided in this Assignment and Transfer Agreement, relinquish its rights and be released from its obligations under the Credit Agreement.

          7.      This Assignment and Transfer Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

          8.      This Assignment and Transfer Agreement may be executed in one or more counterparts by facsimile transmission, each of which shall be deemed to be an original and all of which, when taken together, shall constitute one and the same agreement.

          IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Transfer Agreement to be executed by their respective duly authorized officers.

Accepted1:

CIT BUSINESS CREDIT CANADA INC.
As Lender and Agent for the Lenders:

By:   ___________________________

Title: ___________________________

By:   ___________________________

Title: ___________________________

[NAME OF ASSIGNEE],
As Assignee

By:   ___________________________

Title: ___________________________

By:   ___________________________

Title: ___________________________

[NAME OF ASSIGNOR]
As Assignee

By:   ___________________________

Title: ___________________________

By:   ___________________________

Title: ___________________________

Consented to2:

[BORROWER]

By:   ___________________________

Title: ___________________________

_______________________________________
2           To be added only if the consent of the Borrower and/or other parties (e.g. Cash Management Lender, Issuing Bank) is required by the terms of the Credit Agreement.

Schedule 1 to Assignment and Transfer Agreement

Name of Assignor: •

Name of Assignee: •

Effective Date of Assignment: ____________________, 2008

Percentage Assigned of
Facility (Shown as a
percentage of aggregate
original principal amount
Assigned Facility	Principal Amount Assigned	of all Lenders)

[Canadian/U.S.] Revolving	$ •	•%
Commitment

Total:	$ •

EXHIBIT “G”

FORM OF CANADIAN REPAYMENT NOTICE

(Letter to be typed on Borrower's Letterhead)

CIT BUSINESS CREDIT CANADA INC.,	[DATE]
207 Queens Quay West, Suite 700
Toronto, Ontario, M5J 1A7

Attention:      Collateral Analyst

REPAYMENT NOTICE

Ladies/Gentlemen:

We refer to the Credit agreement dated •, 2008 (the "Credit Agreement"; capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement), among Catalyst Paper Corporation, Catalyst Paper, Catalyst Paper Holdings Inc, and Catalyst Paper (Snowflake) Inc., as borrowers, Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Sales Inc., Catalyst Pulp Operations Limited, Catalyst Paper (USA) Inc., Catalyst Paper Recycling Inc., Catalyst Paper Finance Limited and The Apache Railway Company, as guarantors, the lenders from time to time party thereto, CIT Business Credit Canada Inc., as agent, co-lead arranger, joint bookrunner, syndication agent, collateral agent and documentation agent (in its capacity as agent, the “Agent”), and J.P. Morgan Securities Inc., as co-lead arranger and joint bookrunner.

The undersigned, [Company] (the “Borrower”) hereby notifies the Agent of its repayment of the Canadian Revolving Loans, subject to and in accordance with the terms and provisions of the Credit Agreement in the amount of:

A.	The repayment amount:

Canadian Prime Borrowing: CAD$___________ Base Rate Borrowing: US$_____________ LIBO Borrowing: US$___________ B/A Equivalent Loan CAD$________________

B.	The date of repayment*:________________

*If notice is received prior to 12:00 noon (Toronto time) and funds are received by 2:00 p.m. (Toronto time) on the repayment date, otherwise the date of repayment will be the following Business Day.

Proceeds of the repayment are to be deposited to the account of CIT Business Credit Canada Inc. as follows:

Bank Name:	CIBC, Main Branch Commerce Court, Toronto, ON
Account Name:	CIT Business Credit Canada Inc.
Transit #:	00002
Account Number:	CAD 23-78914
USD 03-27700

The herein mentioned repayment does not constitute, nor shall it be construed as, a termination or partial termination of the Credit Agreement or the Credit.

Yours truly,

By:	By:

Name:	Name:

Title:	Title:

EXHIBIT “H”

FORM OF U.S. REPAYMENT NOTICE

(Letter to be typed on Borrower's Letterhead)

CIT BUSINESS CREDIT CANADA INC.,	[DATE]
207 Queens Quay West, Suite 700
Toronto, Ontario, M5J 1A7

Attention:      Collateral Analyst

REPAYMENT NOTICE

Ladies/Gentlemen:

We refer to the Credit agreement dated ___________(the "Credit Agreement"; capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement), among Catalyst Paper Corporation, Catalyst Paper, Catalyst Paper Holdings Inc, and Catalyst Paper (Snowflake) Inc., as borrowers, Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Sales Inc., Catalyst Pulp Operations Limited, Catalyst Paper (USA) Inc., Catalyst Paper Recycling Inc., Catalyst Paper Finance Limited and The Apache Railway Company, as guarantors, the lenders from time to time party thereto, CIT Business Credit Canada Inc., as agent, co-lead arranger, joint bookrunner, syndication agent, collateral agent and documentation agent(in its capacity as agent, the “Agent”), and J.P. Morgan Securities Inc., as co-lead arranger and joint bookrunner.

The undersigned, [Company] (the “Borrower”) hereby notifies the Agent of its repayment of the U.S. Revolving Loans, subject to and in accordance with the terms and provisions of the Credit Agreement in the amount of:

A.	The repayment amount:

U.S. Prime Borrowing: U.S.$___________ LIBO Borrowing: U.S. $______________

B.	The date of repayment*: ________________

*If notice is received prior to 12:00 noon (Toronto time) and funds are received by 2:00 p.m. (Toronto time) on the repayment date, otherwise the date of repayment will be the following Business Day.

Proceeds of the repayment are to be deposited to the account of J.P.Morgan Chase Bank, N.A. as follows:

Bank Name:	JPMorgan Chase Bank, N.A.
Bank Address:	270 Park Avenue
New York, NY 10017

ABA/Routing No.:	021000021
Account Name:	Asset Based Operations
Account No.:	400-999773
Reference:	Catalyst

The herein mentioned repayment does not constitute, nor shall it be construed as, a termination or partial termination of the Credit Agreement or the Credit.

Yours truly,

By:	By:

Name:	Name:

Title:	Title:

EXHIBIT “I”

FORM OF RESPONSIBLE OFFICER’S CERTIFICATE

TO:      CIT Business Credit Canada Inc., as Agent

The undersigned, _________________________, Corporate Controller and Treasurer, of Catalyst Paper Corporation (“CPC”), pursuant to Section 5.1(d) of the credit agreement dated as of •, 2008, among CPC, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc., as borrowers, Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Sales Inc., Catalyst Pulp Operations Limited, Catalyst Paper (USA) Inc., Catalyst Paper Recycling Inc., Catalyst Paper Finance Limited and The Apache Railway Company, as guarantors, the lenders from time to time party thereto, CIT Business Credit Canada Inc., as agent, co-lead arranger, joint bookrunner, syndication agent, collateral agent and documentation agent (in its capacity as agent, the “Agent”), and J.P. Morgan Securities Inc., as co-lead arranger and joint bookrunner, (as amended, restated, supplemented, replaced or otherwise modified from time to time the “Credit Agreement”), DOES HEREBY CERTIFY in [his/her] capacity as an authorized signing officer of CPC and not in [his/her] personal capacity that:

          1.      The financial statements attached hereto fairly and accurately represent CPC’s financial condition at the end of the particular accounting period set out in such financial statements, as well as CPC’s and its Subsidiaries’ operating results during such accounting period, subject to year-end audit adjustments;

          2.      A review of such financial statements and of the activities of the CPC and its Subsidiaries during the period covered by such financial statements has been made under my supervision has been made with a view to determining whether the CPC and the Subsidiaries have fulfilled all of their obligations;

          3.      During the accounting period set out in such financial statements:

(A)      each of CPC and its Subsidiaries have fulfilled each of its respective obligations under each of the Loan Documents to which it is a party;

(B)      there has been no Default or Event of Default under the Credit Agreement,

(C)      CPC is not aware of any event or circumstance which could reasonably be expected to have or could reasonably be expected to have had a Material Adverse Effect;

(D)      the representation and warranties contained in the Credit Agreement and the other Loan Documents are correct in all material respects on and as of the date hereof as though made on and as of such date, other than any such representation or warranty which relates to a specified prior date and except to the extent that the Agent has been notified in writing by CPC that any representation or warranty is not correct and the Lenders have explicitly waived in writing compliance with such representation or warranty;

(E)      CPC has been in full compliance with all covenants set out in the Credit Agreement and, specifically, set out in Sections 5.12, 5.16 and 6.11 of the Credit Agreement as evidenced by the statements and calculations attached hereto as Annex A;

(F)      Annex B hereto sets out all Subsidiaries of CPC and indicates, for each such Subsidiary, whether such Subsidiary is a Credit Party and the date of the formation or acquisition of each Subsidiary was formed or acquired since the end of the previous calendar month;

(G)      no change in GAAP or in the application thereof has occurred since the date of the most recent audited annual financial statements of CPC delivered to the Agent [Note to Draft: - If a change has occurred, specify the details of the change and its effect on the accompanying financial statements]; and

(H)      CPC and the other Credit Parties have been in compliance with Section 6.4 of the Credit Agreement and Annex C hereto sets out details of all transactions contemplated by Section 6.4 of the Credit Agreement and the details of such compliance.

          [Note to Draft: if any of the foregoing is incorrect, revise wording accordingly to include particulars of any variation.]

          4.      Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Credit Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Responsible Officer’s certificate on behalf of CPC as of the _______ day of ________________, 20 •.

By:   ___________________________________________
           Name:
           Title:

EXHIBIT “J”

POST-CLOSING MATTERS AGREEMENT

POST-CLOSING UNDERTAKING

TO:	CIT Business Credit Canada Inc., as Agent

AND TO:	The Lenders (as herein defined)

RE:

Credit agreement dated as of _______________, 2008 among Catalyst Paper Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc., as borrowers (the “Borrowers”), Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Sales Inc., Catalyst Pulp Operations Limited, Catalyst Paper (USA) Inc., Catalyst Paper Finance Limited, Catalyst Paper Recycling Inc. and The Apache Railway Company, as guarantors (the “Guarantors” and together with the Borrowers, each is a “Credit Party”, collectively the “Credit Parties”), the lenders from time to time parties thereto (collectively, the “Lenders”), as lenders, CIT Business Credit Canada Inc., as agent, co-lead arranger, joint bookrunner, syndication agent, collateral agent and documentation agent (in its capacity as agent, the “Agent”) and J.P. Morgan Securities Inc., as co-lead arranger and joint bookrunner (as amended, modified, supplemented or replaced from time to time, the “Credit Agreement”)

          Reference is made to the Credit Agreement. All capitalized terms used and not otherwise defined in this Undertaking shall have the meanings given to such terms in the Credit Agreement.

          In consideration of the Agent and the Lenders agreeing to make the Credit available to the Borrowers, each Credit Party covenants and agrees that it will or will cause the other applicable Credit Party to perform and satisfy each of the undertakings and requirements (collectively, the “Requirements”) listed in Schedule I to this Undertaking within the time period specified for the performance thereof in such Schedule.

          For greater certainty, each Credit Party acknowledges and agrees that the Requirements expressly include the obligation of the respective Credit Parties to cooperate with the Agent and its counsel with respect to the determination of what actions must be taken to fulfil each of the Requirements and the satisfaction and performance of the Requirements in accordance with the terms thereof and, as and when may reasonably be required by the Agent from time to time, to advise the Agent as to its efforts and progress in satisfying and performing the Requirements.

          This Undertaking constitutes a Loan Document and any failure to perform any of the Requirements in accordance with the terms thereof constitutes an immediate Event of Default under, and as defined in, the Credit Agreement, without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Credit Parties. Time is of the essence in this Undertaking.

          This Undertaking will be governed by, interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

          IN WITNESS WHEREOF, each Credit Party has executed this Undertaking this ______ day of ___________, 2008.

CATALYST PAPER CORPORATION

By: _______________________________________
Name:
Title:

CATALYST PAPER by its managing partner CATALYST PAPER CORPORATION

By: _______________________________________
Name:
Title:

CATALYST PAPER HOLDINGS INC.

By: _______________________________________
Name:
Title:

CATALYST PAPER (SNOWFLAKE) INC.

By: _______________________________________
Name:
Title:

CATALYST PULP AND PAPER SALES INC.

By: _______________________________________
Name:
Title:

CATALYST PULP SALES INC.

By: _______________________________________
Name:
Title:

CATALYST PULP OPERATIONS LIMITED

By: _______________________________________
Name:
Title:

CATALYST PAPER (USA) INC.

By: _______________________________________
Name:
Title:

CATALYST PAPER RECYCLING INC.

By: _______________________________________
Name:
Title:

CATALYST PAPER FINANCE LIMITED

By: _______________________________________
Name:
Title:

THE APACHE RAILWAY COMPANY

By: _______________________________________
Name:
Title:

SCHEDULE I

	Credit Agreement Reference	Requirement
1.	Section 4.1(j)

The Credit Parties shall use commercially reasonable efforts to obtain, within 30 days of the Effective Date, estoppel letters, in form and substance satisfactory to the Agent, acting reasonably, from the following parties:

(a)      Xerox Canada Inc.;
(b)      MCAP Leasing Inc.; and
(c)      CSBC Canada Inc.

2.	Section 4.1(q)

Within 90 days of the Effective Date, deliver to the Agent evidence that all bank accounts of the Credit Parties located with Bank of America have been moved to JP Morgan Chase Bank, N.A. and that the applicable Credit Parties have notified and directed each such Credit Parties' account debtors to cease remitting payments on any accounts owing to such Credit Parties to such accounts (or lockboxes) located at Bank of America and instead to remit such payments to such Credit Parties' accounts (or lockboxes) at JPMorgan

3.	Section 4.1(l)

The Credit Parties shall use commercially reasonable efforts to obtain, within 90 days of the Effective Date, in respect of each of the properties listed in Schedule II, landlord waivers or bailee letters, as applicable, in form and substance satisfactory to the Agent, acting reasonably

4.	Section 4.1 (z)	Within 14 days of the Effective Date, the Credit Parties shall use commercially reasonable efforts to order a zoning report with respect to Parcel 1 (the parcel encompassing the paper mill).

SCHEDULE II

Locations which are leased by a Credit Party:

Location of Collateral	Landlord	Credit Party which owns Inventory
Surrey Distribution Centre, 10555 Timberland Road Surrey, British Columbia Canada V3V 3T3	Wesik Enterprises Ltd., as trustee of Wesik Enterprises Trust	Catalyst Paper
Teakerne Arm foreshore, Powell River (north), British Columbia, Canada (Property Record No. H- 1288, No. H-1367, and No. H-1287)	Ministry of Environment, Lands & Parks (Burnaby)	Catalyst Paper
Lot 511, Gowlland Harbour, Quadra Island, British Columbia, Canada	Timberwest Forest Company	Catalyst Paper
Alberni Harbour foreshore, Port Alberni, British Columbia, Canada (Property Record No. H-4234 and No. H-2565)	Port Alberni Port Authority	Catalyst Paper
Stamp Point foreshore, Port Alberni, British Columbia, Canada (Property Record No. H-1301)	Port Alberni Port Authority	Catalyst Paper
Pitt Meadows/Pitt River, British Columbia, Canada	Vancouver Fraser Port Authority	Catalyst Paper
Bay 3, Fraser River (Pitt Meadows), British Columbia, Canada	Vancouver Fraser Port Authority	Catalyst Paper
Foreshore property (3 and 4) on Woolridge Island, How Sound, British Columbia, Canada	Kay Chee Ng	Catalyst Paper
SS66B, Barnston Island, Pitt Meadows, British Columbia, Canada	Vancouver Fraser Port Authority	Catalyst Paper

Locations which are the subject of an Agreement for Warehousing Services in favour of a Credit Party:

Location of Collateral	Warehouse Owner/Operator	Credit Party which owns Inventory
3420 ½ Garfield Avenue Commerce, California United States 90040 – 3104	BNSF QDC Commerce	Catalyst Paper (USA) Inc.
5915 N. Marine Drive Portland, Oregon United States 97203	Warehouse Specialists Inc.	Catalyst Paper (USA) Inc.
4710 West Camelback Road Glendale, Arizona United States 85301	Warehouse Specialists Inc.	Catalyst Paper (USA) Inc.

Other Locations at which Inventory having a value in excess of $50,000 is maintained and which is not owned nor leased by a Credit Party and which is not the subject of an Agreement for Warehousing Services in favour of a Credit Party:

Location of Collateral	Third Party who owns the property where the Inventory is maintained	Credit Party which owns Inventory
18887 98 A Avenue, Surrey British Columbia, Canada	S&R Sawmills	Catalyst Paper
1910 Ross Avenue, Everett, Washington USA 98205	Dunlap Towing Company	Catalyst Paper (USA) Inc.
525 South Trans Canada Highway, Cache Creek, British Columbia, Canada V0K 1H0	Wastech Services Ltd.	Catalyst Paper
1209 McKeen Avenue, North Vancouver, British Columbia Canada V7P 3H9	Fibreco Export Inc.	Catalyst Paper
6 Alley, 10 Alley, 12 Alley and 14 Alley, Fraser River (mouth) British Columbia, Canada	Hodder Tugs	Catalyst Paper
1A, 2C, and 2D, Fraser River (at Coquitlam), British Columbia, Canada	Pacific Custom Log Sort	Catalyst Paper

Location of Collateral	Third Party who owns the property where the Inventory is maintained	Credit Party which owns Inventory
6A, Fraser River (at Coquitlam), British Columbia, Canada	Timberwest	Catalyst Paper
Ambrook and Houstons, Fraser River, British Columbia, Canada	Catherwood Towing	Catalyst Paper
AP3A, AP8, HT13, HT6A, and HT8A, Fraser River, British Columbia, Canada	Harken Towing	Catalyst Paper
CWP1, CWP4, VPD8 and Iona, Fraser River (mouth), British Columbia, Canada	Hodder Tugs	Catalyst Paper
MacDonald Slough, Fraser River (north arm), British Columbia, Canada	Hodder Tugs	Catalyst Paper
PCLS, Fraser River (at Coquitlam), British Columbia, Canada	Pacific Custom Log Sort	Catalyst Paper
Perkins, RT1 and RT3, Fraser River (Port Kells area east of Port Mann), British Columbia, Canada	S&R Sawmills	Catalyst Paper
Redband, Fraser River, British Columbia, Canada	Hodder Tugs	Catalyst Paper
RT5A, Fraser River (Mission area), British Columbia, Canada	Cartherwood Towing	Catalyst Paper
Winkies, Fraser River (Port Kells area east of Port Mann), British Columbia, Canada	S&R Sawmills	Catalyst Paper
Andy’s Bay, Gambier Island, Howe Sound, British Columbia, Canada	Western Forest Products	Catalyst Paper
Avalon, Howe Sound, British Columbia, Canada	Interfor	Catalyst Paper
Cates Bay, Gambier Island, Howe Sound, British Columbia, Canada	Active Towing	Catalyst Paper
Cotton Bay #1-#4, Howe Sound, British Columbia, Canada	Sechelt Creek Contracting	Catalyst Paper
KN5, Howe Sound (at Port	Interfor	Catalyst Paper

Location of Collateral	Third Party who owns the property where the Inventory is maintained	Credit Party which owns Inventory
Mellon), British Columbia, Canada
Shannon Falls, Squamish, Howe Sound, British Columbia, Canada	Smit Marine	Catalyst Paper
Terminal Grounds, Howe Sound, British Columbia, Canada	Hodder Tugs	Catalyst Paper
Twin Creeks, Howe Sound, British Columbia, Canada	Sechelt Creek Contracting	Catalyst Paper
Wooldrige Island #1, and #2, Howe Sound, British Columbia, Canada	Interfor	Catalyst Paper
Blind Bay, Nelson Island (south of Powell River), British Columbia, Canada	Western Forest Products	Catalyst Paper
Menzies Bay, Campbell River, British Columbia, Canada	Western Forest Products	Catalyst Paper
CRF, Campbell River, British Columbia, Canada	Campbell River Fibre	Catalyst Paper
Chambers chip plant, Chemainus, British Columbia, Canada	DCT Chambers	Catalyst Paper

EXHIBIT “K”

DERIVATIVES ALLOCATION NOTICE

[DATE]

CIT BUSINESS CREDIT CANADA INC.
207 Queens Quay West, Suite 700
Toronto, Ontario, M5J 1A7

Attention:         Collateral Analyst
FAX:                  (416) 507-5120

Ladies and Gentlemen:

We refer to the credit agreement dated •, 2008 (as amended, restated, supplemented, replaced or otherwise modified from time to time the “Credit Agreement”; capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Credit Agreement), among Catalyst Paper Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc., as borrowers, Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Sales Inc., Catalyst Pulp Operations Limited, Catalyst Paper (USA) Inc., Catalyst Paper Recycling Inc., Catalyst Paper Finance Limited and The Apache Railway Company, as guarantors, the lenders from time to time party thereto, and CIT Business Credit Canada Inc., as agent, co-lead arranger, joint bookrunner, syndication agent, collateral agent and documentation agent (in its capacity as agent, the “Agent”), and J.P. Morgan Securities Inc., as co-lead arranger and joint bookrunner.

This notice is being delivered to the Agent by the applicable Credit Party and • (the “Derivatives Lender”) pursuant to Section 2.20 of the Credit Agreement.

The applicable Credit Party and the Derivatives Lender hereby notify the Agent that the maximum aggregate amount of credit exposure which the Credit Parties and the Derivatives Lender wish to allocate to the Derivatives Lender in respect of Derivatives Transactions which may be entered into between any one or more of the Credit Parties and the Derivatives Lender from time to time under the Ancillary Credit Facilities is:

$ •_________________ (Canadian $ Equivalent)

Upon giving effect to this notice the maximum aggregate amount of credit exposure allocated to the Derivatives Lender in respect of Derivatives Transactions which may be entered into between any one of or more of the Credit Parties and the Derivatives Lender shall not result in the Maximum Ancillary Credit Facility Availability Limit being exceeded.

This notice is a Derivatives Allocation Notice pursuant to Section 2.20 of the Credit Agreement.

DATED this day of _____, 200_

Yours truly,

[CREDIT PARTY]

By:   ___________________________________________
           Name:
           Title:

[DERIVATIVES LENDER]

By:   ___________________________________________
           Authorized Signing Officer

EXHIBIT “L”

AGENT’S CONFIRMATION

(Letter to be typed on Agent’s Letterhead)

                                                  [DATE]

[DERIVATIVES LENDER]

The Credit Parties (as defined below)
c/o Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, BC V7B 1C3

Ladies and Gentlemen:

We refer to the credit agreement dated •, 2008 (as amended, restated, supplemented, replaced or otherwise modified from time to time the “Credit Agreement”; capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Credit Agreement), among Catalyst Paper Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc., as borrowers (collectively, the “Borrowers”), Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Sales Inc., Catalyst Pulp Operations Limited, Catalyst Paper (USA) Inc., Catalyst Paper Recycling Inc., Catalyst Paper Finance Limited and The Apache Railway Company, as guarantors (collectively, the “Guarantors” and together with the Borrowers, the “Credit Parties”), the lenders from time to time party thereto, and CIT Business Credit Canada Inc., as agent, co-lead arranger, joint bookrunner, syndication agent, collateral agent and documentation agent (in its capacity as agent, the “Agent”), and J.P. Morgan Securities Inc., as co-lead arranger and joint bookrunner.

Pursuant to Section 2.20 of the Credit Agreement, the Agent hereby confirms that the aggregate amount of credit risk associated with all Derivatives Transactions between

[Derivatives Lender] (the “Derivatives Lender”) and all Credit Parties is [Cdn./U.S. $ •], which shall constitute the Allocated Amount of Derivatives Exposure of all Credit Parties to the Derivatives Lender until this Agent’s Confirmation is amended, terminated or replaced by a further Agent’s Confirmation delivered by the Agent to the addressees hereof.

This confirmation is an Agent Confirmation pursuant to Section 2.20 of the Credit Agreement.

          DATED this day of _____, 200_

Yours truly,

CIT BUSINESS CREDIT CANADA INC., as Agent

          ___________________________________

EXHIBIT “M”

FORM OF JOINDER AGREEMENT

             This joinder agreement (the “Joinder Agreement”) is dated __________, 20___ among [Subsidiary] (the “Corporation”) and CIT Business Credit Canada Inc. (the “Agent”), in its capacity as agent for the Lenders (as defined below).

WHEREAS:

(A)      Reference is made to the credit agreement dated •, 2008 among Catalyst Paper Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc., as borrowers, Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Sales Inc., Catalyst Pulp Operations Limited, Catalyst Paper (USA) Inc., Catalyst Paper Recycling Inc., Catalyst Paper Finance Limited and The Apache Railway Company, as guarantors, the lenders from time to time party thereto (collectively, the “Lenders”), CIT Business Credit Canada Inc., as agent, co-lead arranger, joint bookrunner, syndication agent, collateral agent and documentation agent, and J.P. Morgan Securities Inc., as co-lead arranger and joint bookrunner.

(B)      Capitalized terms used but not otherwise defined in this Joinder Agreement have the respective meanings given to such terms in the Credit Agreement.

(C)      Section 5.11 of the Credit Agreement provides that additional Subsidiaries of the Credit Parties may from time to time after the date of the Credit Agreement become a Guarantor under the Credit Agreement by, any other things, executing and delivering to the Agent a joinder agreement to the Credit Agreement in the form of this Joinder Agreement.

(D)      The Corporation has agreed to become a Guarantor under the Credit Agreement by, among other things, executing and delivering this Joinder Agreement to the Agent

             For good and valuable consideration, the receipt and adequacy of which are acknowledged by the Corporation, the Corporation agrees with and in favour of the Agent, in its capacity as Agent of the Lenders, as follows:

1.           The Corporation has received a copy of, and has reviewed, the Credit Agreement and is executing and delivering this Joinder Agreement to the Agent pursuant to Section 5.11 of the Credit Agreement.

2.           Effective from and after the date this Joinder Agreement is executed and delivered to the Agent by the Corporation, the Corporation shall be, and shall be deemed for all purposes to be, a Guarantor and a Credit Party under the Credit Agreement and the other Loan Documents with the same force and effect, and subject to the same agreements, representations, indemnities, liabilities and obligations, as if the Corporation had been, as of the date of this Joinder Agreement, an original signatory to the Credit Agreement as a Guarantor and a Credit Party.

3.           The Corporation represents and warrants to the Agent, in its capacity as Agent for the Lenders, that each of the representations and warranties made or deemed to have been made by it under the Credit Agreement as a Credit Party are true and correct on the date of this Joinder Agreement.

4.           Upon execution of this Joinder Agreement by the Corporation and delivery to the Agent, this Joinder Agreement and the Credit Agreement will be deemed to be finally and irrevocably executed and delivered by, and be effective and binding on, and enforceable against, the Corporation free from any promise or condition affecting or limiting the liabilities of the Corporation and the Corporation shall be, and shall be deemed for all purposes to be, a Guarantor and a Credit Party under the Credit Agreement. No statement, representation, agreement or promise by any officer, employee or agent of the Agent or any Lender, unless expressly set forth in this Joinder Agreement, forms any part of this Joinder Agreement or has induced the Corporation to enter into this Joinder Agreement and the Credit Agreement or in any way affects any of the agreements, obligations or liabilities of the Corporation under this Joinder Agreement or the Credit Agreement.

5.           Delivery of an executed signature page to this Joinder Agreement by the Corporation by facsimile or other electronic transmission shall be as effective as delivery by the Corporation of a manually executed copy of this Joinder Agreement by the Corporation.

6.           This Joinder Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia, and the laws of Canada applicable therein.

7.           This Joinder Agreement and the Credit Agreement shall be binding upon the Corporation and its successors. The Corporation shall not assign its rights and obligations under this Joinder Agreement or the Credit Agreement or any interest in this Joinder Agreement or the Credit Agreement.

IN WITNESS WHEREOF, the Corporation has executed this Joinder Agreement as of the date first above written.

[SUBSIDIARY]

By:   ________________________________________
         Authorized Signing Officer

By:   ________________________________________
         Authorized Signing Officer